As filed with the U.S. Securities and Exchange Commission on January 20, 2026
Registration Statement No. 333-292806
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
ContextLogic Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	5961	27-2930953
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2648 International Blvd., Ste 301
Oakland, CA 94601
(415) 965-8476
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Mark Ward
President
ContextLogic Holdings Inc.
2648 International Blvd Ste 301
Oakland, CA 94601
(415) 965-8476
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

David A. Curtiss McDermott Will & Schulte LLP 919 Third Avenue New York, NY 10022 Telephone: (212) 756-2000	Heidi Steele McDermott Will & Schulte LLP 444 West Lake Street Chicago, IL 60606 Telephone: (312) 372-2000	Craig E. Marcus Christopher J. Capuzzi Sarah Schaffer Raux Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 Telephone: (617) 951-7000	Boris Dolgonos Jonathan Gill Proskauer Rose LLP 11 Times Square New York, NY 10036 Telephone: (212) 969-3000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
ContextLogic Holdings Inc., a Delaware corporation (the "Company"), has previously filed a Registration Statement on Form S-1 (File No. 333-292806) on January 20, 2026, in order to register shares of our common stock, par value $0.0001 per share ("ContextLogic common stock"), that holders of subscription rights may purchase upon exercise of their subscription rights. This Amendment No. 1 to Form S-1 is being filed to (i) update the section entitled "Dilution" on the Registration Statement and (ii) to correct a scrivener's error whereby the values for the Member's Equity portion of the summary consolidated financial data of US Salt Holdings, LLC was expressed in dollars rather than in millions.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 20, 2026
PRELIMINARY PROSPECTUS

ContextLogic Holdings Inc.
Subscription Rights to Purchase Up to $115,000,000 in Shares of ContextLogic Common Stock,
representing 14,375,000 Shares of ContextLogic Common Stock in the Aggregate
We are conducting a rights offering pursuant to which we are distributing to the holders of ContextLogic Holdings Inc. (“ContextLogic” or the “Company”) common stock, par value $0.0001 per share (“ContextLogic common stock”), subscription rights to purchase up to 14,375,000 shares of ContextLogic common stock (the “Rights Offering”). Holders of ContextLogic common stock will receive a subscription right at no charge for each share of ContextLogic common stock owned at 5:00 p.m. in New York City, on   , 2026 (the “Effective Date”). The subscription rights are not separable from the ContextLogic common stock to which they are attached and prior to their exercise will only be transferable to the extent that the shares of ContextLogic common stock to which they are attached are transferred from and after the Effective Date. Subscription rights attach to the ContextLogic common stock in respect of which they are issued and will not be separately transferable. ContextLogic common stock is traded on the OTCQB Venture Market on the OTC Markets (“OTCQB”) under the symbol “LOGC.” On January 15, 2026, the last reported sale price of ContextLogic common stock on OTCQB was $7.90 per share.
Each subscription right will entitle the holder to purchase 0.53486 shares of ContextLogic common stock at an exercise price of $8.00 per share. If all of the subscription rights are exercised in this Rights Offering, the total purchase price for the ContextLogic common stock sold in the Rights Offering will be $115 million.
This Rights Offering is being conducted in connection with the pending acquisition of US Salt Parent Holdings, LLC (“US Salt” and such transaction, the “US Salt Acquisition”) by our subsidiary ContextLogic Holdings, LLC, a Delaware limited liability company (“Holdings”), pursuant to the Purchase Agreement dated December 8, 2025 (the “Purchase Agreement”) whereby Holdings will acquire US Salt. We expect the consideration for the US Salt Acquisition to come from the financings described herein, including this Rights Offering, and cash on hand. This Rights Offering will close immediately prior to the closing of the US Salt Acquisition. However, this Rights Offering is not contingent upon the other financings described herein. There can be no assurance that the US Salt Acquisition or such financings will be consummated on the terms described herein, or at all. See “The US Salt Acquisition, Backstop Agreements and Financings.” We reserve the right to cancel this Rights Offering at any time. If this Rights Offering is canceled or if the US Salt Acquisition is not consummated, the exercise price will be promptly returned by mail to exercising holders, without interest or deduction. If the Rights Offering is canceled, the subscription rights will not be exercisable and will have no value. Delivery of purchased shares will take place as soon as practicable after the closing of the Rights Offering.
Simultaneously with entering into the Purchase Agreement, Holdings entered into a backstop agreement with BCP Special Opportunities Fund III Originations LP, a Delaware limited partnership (“BCP” and such agreement, the “BCP Backstop Agreement”) and ContextLogic entered into backstop agreements with each of Abrams Capital Partners I, L.P., a Delaware limited partnership (“ACP I”) and Abrams Capital Partners II, L.P., a Delaware limited partnership (“ACP II,” together with ACP I, “Abrams Capital,” and such agreements, the “Abrams Backstop Agreements” and, together with the BCP Backstop Agreement, the “Backstop Agreements”). Under the respective Backstop Agreements, in the event the Rights Offering is not fully subscribed at the expiration of the Rights Offering Period (defined below), (i) BCP is obligated to purchase Class A Convertible Preferred Units (the “Preferred Units”) from Holdings at a price of $8.00 per Preferred Unit (the “Per Unit Subscription Price”) for an aggregate amount not to exceed $92,000,000 (the “BCP Cap”) and (ii) each of ACP I and ACP II is obligated to purchase shares of ContextLogic common stock from ContextLogic at a price of $8.00 per share (the “Per Share Subscription Price”), for an aggregate amount not to exceed (a) $1,570,900 for ACP I (the “ACP I Cap”) and (b) $21,429,100 for ACP II (the “ACP II Cap” and, together with the BCP Cap and the ACP I Cap, each a “Cap”). For the avoidance of doubt, in no event will the purchase price under the respective backstops exceed the BCP Cap, ACP I Cap, or ACP II Cap, as applicable.
The subscription rights are exercisable beginning on the date of this prospectus and will expire if they are not exercised by 5:00 p.m. in New York City, on   , 2026 (the “Expiration Time”), unless extended by us from time to time in our sole discretion. Subscription rights that are not exercised by the Expiration Time of the Rights Offering will expire and will have no value.
During the period of the Rights Offering, i.e., following the Effective Date and until the Expiration Time (the “Rights Offering Period”), the subscription rights will remain attached to and trade along with the associated ContextLogic common stock. To indicate that the ContextLogic common stock is trading with the associated subscription rights attached, the ContextLogic common stock is expected to trade under the symbol “LOGCD” for the duration of the Rights Offering Period. Therefore, if a holder transfers shares of ContextLogic common stock during the period of the Rights Offering, the subscription rights associated with those shares of ContextLogic common stock will transfer along with the shares of ContextLogic common stock. Upon submission of a holder’s ContextLogic common stock for exercise of subscription rights, the ContextLogic common stock will be held in a suspense account and will cease to trade. Since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle following the Expiration Time and therefore would not settle with the subscription right. The rights are not separately tradable or transferable from the shares of ContextLogic common stock. At consummation of the Rights Offering, the ContextLogic common stock to be issued pursuant to validly exercised subscription rights will be issued, and the associated ContextLogic common stock will be released from the suspense account and returned to the holders who exercised such subscription rights. From and after the Expiration Time, the ContextLogic common stock will again trade under the symbol “LOGC”.
Holders who exercise their subscription rights will not be entitled to revoke their exercise. Holders who do not exercise their subscription rights will relinquish any value inherent in the subscription rights and their relative ownership level of outstanding ContextLogic common stock will decrease as a result of the increase in outstanding ContextLogic common stock resulting from this Rights Offering and the Backstop Agreements.
In order to preserve certain of our tax benefits, ContextLogic’s second amended and restated certificate of incorporation (the “Certificate of Incorporation”) contains restrictions on transfer to prohibit any person, entity or group from becoming a holder of 4.9% or greater of ContextLogic common stock, the increase in ownership of any existing stockholder who owns 4.9% or greater of ContextLogic common stock, or certain transfers by a stockholder holding 4.9% or more of outstanding shares of ContextLogic common stock. As a result, there are limitations on the exercise of the subscription rights as described in this prospectus if, as a result of such subscription a stockholder would hold 4.9% or greater of ContextLogic common stock upon completion of the Rights Offering.
We are a smaller reporting company as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we have elected to rely on certain reduced public company disclosure requirements. See “Prospectus Summary — Implications of Being a Smaller Reporting Company.”
We are not requiring a minimum individual or overall subscription to complete this Rights Offering. In connection with this Rights Offering, we have engaged Equiniti Trust Company, LLC (“Equiniti”) to serve as the rights agent, and D.F. King & Co., Inc. to serve as information agent. The rights agent will hold in escrow the funds we receive from subscribers until we complete or cancel the Rights Offering.
This prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than those being offered in this Rights Offering.
This prospectus is not an offer to sell and we are not soliciting an offer to buy in any state or other jurisdiction in which the offer or sale is not permitted, see “Plan of Distribution” in this prospectus.
Exercising the subscription rights and investing in ContextLogic common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in ContextLogic common stock under the caption “Risk Factors” on page 34 of this prospectus, the sections titled “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2025 and April 17, 2025, respectively, in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, filed with the SEC on May 9, 2025, June 30, 2025, filed with the SEC on August 7, 2025, and September 30, 2025, filed with the SEC on October 28, 2025, and in our amended and restated Definitive Proxy Statement on Schedule 14A, filed on June 18, 2025, supplemented by the additional definitive proxy materials filed on July 3, 2025, and as further updated from time to time by our subsequent filings with the SEC, which are incorporated by reference into this prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is     , 2026.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the SEC. The exhibits to the registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase our securities, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the sections entitled “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”
You should rely only on the information contained or incorporated by reference into this prospectus with respect to the Rights Offering. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this prospectus with respect to the Rights Offering. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this prospectus is accurate as of any date other than the date of such incorporated document.
The distribution of this prospectus and the Rights Offering and the sale of our securities in certain jurisdictions may be restricted by law. No action has been taken in any jurisdiction outside the United States to permit an offering of our securities or possession or distribution of this prospectus in that jurisdiction. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer, issue and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.
We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information appearing in this prospectus is accurate only as of the date on its cover page. Our business, financial condition, results of operations and prospects may have changed since those dates.

INDUSTRY AND MARKET DATA
The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.
Some information in this prospectus concerning processing volumes, market demand, and other industry information, including general expectations concerning evaporated salt, salt manufacturing, and other salt products, are based on estimates prepared by US Salt using certain assumptions and their knowledge of these industries as well as data from third party sources. These estimates, in particular as they relate to our general expectations concerning the salt industry, involve risks and uncertainties and are subject to changes based on various factors, including those discussed under “Risk Factors” in this prospectus.
TRADEMARKS
This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Rights Offering circular may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
NON-GAAP FINANCIAL INFORMATION
This prospectus includes certain non-GAAP financial measures that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) including, among others, EBITDA, Adjusted EBITDA, and Free Cash Flow, and that may be different from non-GAAP financial measures used by other companies. Each of the Company and US Salt believes that the use of these non-GAAP financial measures provides an additional tool for investors and potential investors to use in evaluating its ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.
US Salt calculates EBITDA as earnings (loss) from continuing operations attributable to US Salt or net income attributable to US Salt, as applicable, before interest, taxes, depreciation and amortization, which is then adjusted to remove or add back certain items in the calculation of Adjusted EBITDA. These items are identified in the reconciliations of net cash provided by (used in) operating activities to Free Cash Flow or net income attributable to US Salt to EBITDA, and Adjusted EBITDA.
Our calculation of EBITDA, Adjusted EBITDA, and Free Cash Flow may be different from the calculation used by other companies for non-GAAP financial measures having the same or similar names; therefore, they may not be comparable to other companies. See “— Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Non-GAAP Financial Measures” for reconciliations of EBITDA, Adjusted EBITDA, and Free Cash Flow to the most comparable GAAP measure for each.

PRESENTATION OF ACQUIRED COMPANY FINANCIAL INFORMATION
The financial information included in this Registration Statement with respect to the US Salt Acquisition is financial information of US Salt Holdings, LLC and its consolidated subsidiaries. There are no audited financial statements of the acquired entity, US Salt Parent Holdings, LLC, for any periods presented in this Registration Statement. US Salt Holdings, LLC is a wholly-owned subsidiary of US Salt Parent Holdings, LLC. US Salt Parent Holdings, LLC is a holding company and does not have any assets or liabilities on a stand-alone basis, and does not earn any revenues or incur any expenses on a stand-alone basis. Therefore, all assets, liabilities, revenues and expenses that would be included in the financial statements of US Salt Parent Holdings, LLC for the years ended December 31, 2024 and December 31, 2023, and for the nine-month periods ended September 30, 2025 and September 30, 2024 or otherwise presented in this Registration Statement, are related to US Salt Holdings, LLC and its consolidated subsidiaries. The statements of operations of US Salt Parent Holdings, LLC and its consolidated subsidiaries for the years ended December 31, 2024 and December 31, 2023, and for the nine-month periods ended September 30, 2025 and September 30, 2024 or otherwise presented in this Registration Statement, and total members’ equity of US Salt Parent Holdings, LLC and its consolidated subsidiaries as of the end of each such fiscal year or nine-month period, in each case that would be included in the consolidated financial statements of US Salt Parent Holdings, LLC, do not differ from the statements of operations for such fiscal years and nine-month periods and total member’s equity as of the end of such fiscal years and nine-month periods of US Salt Holdings, LLC and its consolidated subsidiaries that is presented in this Registration Statement. Notwithstanding the foregoing, to the extent recognized at the parent-company level, share-based compensation at US Salt Parent Holdings, LLC and equity subscription transactions by employees and management could result in differences from the financial information of US Salt Holdings, LLC presented in this Registration Statement.

QUESTIONS AND ANSWERS ABOUT THIS RIGHTS OFFERING
The following are examples of what we anticipate will be common questions about the Rights Offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the Rights Offering. You should carefully read this prospectus and the documents incorporated by reference in this prospectus as they contain more detailed descriptions of the terms and conditions of the Rights Offering and provide additional information about us and our business, including potential risks related to the Rights Offering. We urge you to read this entire prospectus, our financial statements and related notes and the other information incorporated by reference herein as described under the section entitled “Incorporation of Certain Information by Reference.”
Q:	What are we offering in this prospectus?
A:
We are conducting a rights offering. We issued a subscription right with respect to each share of ContextLogic common stock outstanding as of the close of business on the Effective Date at no charge to our stockholders. Through this prospectus, we are offering the shares of ContextLogic common stock that holders of subscription rights may purchase upon exercise of their subscription rights.

Q:	Who may participate in this Rights Offering?
A:
We distributed subscription rights to the holders of ContextLogic common stock as of the close of business on the Effective Date. Since the subscription rights attach to these shares of ContextLogic common stock and trade with them until they are exercised or the Expiration Time, any purchaser or other transferee of these shares of ContextLogic common stock after the Effective Date and prior to the expiration or termination of this Rights Offering will be permitted to exercise the subscription rights attached — or “stapled” — to such shares of ContextLogic common stock.

Q:	What is the subscription right I am entitled to for each subscription right?
A:	Each subscription right carries with it a basic subscription right to purchase 0.53486 shares of ContextLogic common stock at the Expiration Time.
Q:	What is the basic subscription right each subscription right gives me the right to purchase?
A:
Each subscription right issued under this Rights Offering entitles you to purchase 0.53486 shares of ContextLogic common stock at an exercise price of $8.00 per share. You may exercise any number of your subscription rights, or you may choose not to exercise any of the subscription rights issued to you. We will not distribute any fractional shares, but instead will round fractional shares down to the nearest whole share of ContextLogic common stock.

Q:	How long will the subscription period last?
A:
You will be able to exercise your subscription rights only during a limited period. If you do not exercise your subscription rights before the Expiration Time, your subscription rights will expire and be of no further value. We may, in our sole discretion, as described below decide to extend this Rights Offering until some later time or may choose to terminate the Rights Offering. If we extend the expiration time, we will give oral or written notice to the rights agent on or before the Expiration Time, followed by a press release no later than 5:00 p.m., New York City time, on the next business day after the previously scheduled Expiration Time. If we elect to extend the Rights Offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money submitted to date.

Q:	Is there any limit on how long the subscription period will last?
A:
Although the Rights Offering is scheduled to remain open until the Expiration Time, we retain the ability to extend the Rights Offering for as long or as many times as our Board (defined below) determines is necessary to consummate the Rights Offering or otherwise in our best interests.

Q:	Am I required to participate in this Rights Offering?
A:	No.

Q:	What happens if I choose not to exercise my subscription rights?
A:
You will retain your current number of shares of ContextLogic common stock even if you do not exercise your subscription rights. If you choose not to exercise your subscription rights, then the percentage of ContextLogic common stock that you own is expected to decrease upon closing of this Rights Offering. The magnitude of the reduction of your percentage ownership will depend upon the extent to which you and the other stockholders exercise their rights. See “Risk Factors — Risks Related to The Rights Offering — Holders who do not fully exercise their subscription rights will have their interests diluted” for more information regarding the amount of potential dilution.

Q:	How do I exercise my subscription rights?
A:
If you are a holder of ContextLogic common stock, you may exercise your subscription rights by taking the following steps and ensuring the exercise is fully completed in the manner described below at or prior to the Expiration Time:

Procedure for holders of record of ContextLogic common stock
If you are a holder of record and you hold your shares of ContextLogic common stock in book-entry form, you must provide the following to the rights agent at the address set forth below so they are received at or prior to the Expiration Time:
•	your properly completed and executed subscription rights exercise certificate with any required signature guarantees or other supplemental documentation;
•	your ContextLogic common stock that is “stapled” to such subscription rights; and
•
your full exercise price payment for each share of ContextLogic common stock subscribed for based upon your subscription rights. If you use the mail, we recommend that you use insured, registered mail, with a return receipt requested. If you pay by an uncertified personal check, your subscription rights will not be deemed exercised until such uncertified check clears.

All of the above must be RECEIVED by the rights agent by the Expiration Time at the following address:
Equiniti Trust Company, LLC
Operations Center
Attn: Onbase - Reorganization Depart.
1110 Centre Pointe Curve, Suite # 101
Mendota Heights, MN 55120
For assistance call (877) 248-6417 or (718) 921-8317
If your payment is being made by an uncertified personal check, you must allow significant additional time for your check to clear at or prior to the Expiration Time, and your subscription rights will not be deemed exercised until such uncertified check clears. The method of delivery of any documentation and/or payment to the rights agent is at your own risk. Overnight courier or hand delivery is recommended. If you choose to use regular mail, however, it is recommended that you use insured, registered mail, return receipt requested. See “The Rights Offering — Rights Agent; Delivery of Subscription Materials and Payment.”
Procedure for holders of ContextLogic common stock through a broker, bank, or other nominee:
If you are a holder and you hold shares of ContextLogic common stock through The Depository Trust Company (“DTC”), you must arrange to have your broker, bank, or other nominee effect all required steps on your behalf by the requisite deadlines so that DTC may convey your subscription exercise to the rights agent at or prior to the Expiration Time.
•
you must provide your instructions to your broker, bank, or other nominee (in the format requested by your nominee) to instruct DTC to transfer your shares of ContextLogic common stock associated with the subscription rights to be exercised to a suspense account at DTC on behalf of the rights agent, to be held in escrow for you until after the Expiration Time;

•
you must also provide instructions to your broker, bank, or other nominee (in the format requested by your nominee) of the number of shares of ContextLogic common stock for which you wish to have your nominee exercise the associated subscription rights on your behalf at the exercise price;

•	you must make any necessary payment arrangements with your broker, bank, or other nominee;
•	you must follow any special instructions provided to you by your broker, bank, or other nominee (in the format requested by your nominee) with respect to the exercise of your subscription rights; and
•
upon submission of your exercise of subscription rights, your shares of ContextLogic common stock will be held in a suspense account until after the Expiration Time, at which time your shares will be returned to your nominee on your behalf. See “The Rights Offering — Rights Agent; Delivery of Subscription Materials and Payment.”

DO NOT SEND ANY INSTRUCTIONS TO US OR THE RIGHTS AGENT. YOUR INSTRUCTIONS MUST BE PROVIDED TO YOUR BROKER, BANK, OR OTHER NOMINEE (IN THE FORMAT REQUESTED BY YOUR NOMINEE).
Upon submission of your ContextLogic common stock for exercise of subscription rights, the ContextLogic common stock will be held in a suspense account and will cease to trade. Since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle following the Expiration Time and therefore would not settle with the subscription right. The rights are not separately tradable or transferable from the shares of ContextLogic common stock. At consummation of the Rights Offering, the ContextLogic common stock to be issued pursuant to your validly exercised subscription rights will be issued, and the associated ContextLogic common stock will be released from the suspense account and returned to you.
The rights agent will not deliver any certificates to, or make book-entry transfers on behalf of, any holder in California, or any other state where qualification is required, unless and until the offer and sale of the subscription rights and ContextLogic common stock have been qualified in that state.
The Company may choose to qualify its ContextLogic common stock in Arizona, rely on the limited offering exemption which requires a $500,000 cap, or rely on a self-executing exemption. The aggregate amount of ContextLogic common stock we are offering to Arizona residents pursuant to this Rights Offering is limited to $500,000, and we will not issue more than this amount of ContextLogic common stock to holders of subscription rights residing in Arizona upon exercise of their subscription rights. Therefore, unless we choose to qualify the offering in Arizona or can rely on a separate exemption for any subscription, if the rights agent receives exercise documentation that otherwise would require us to issue to Arizona residents more than $500,000 (or approximately 62,500 shares assuming an offering price of $8.00 per share) of ContextLogic common stock, we will issue to all such exercising holders their pro rata portion of such amount of ContextLogic common stock and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the Expiration Time.
Q:	What should I do if I want to exercise my subscription rights but my shares are held in the name of my broker, custodian bank or other nominee?
A:
If you hold shares of ContextLogic common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this Rights Offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the forms provided by them. You should receive this form from your broker, custodian bank or other nominee with the other offering materials. You should contact your broker, custodian bank or other nominee if you believe you are entitled to participate in this Rights Offering but you have not received this form.

Q:	What restrictions may there be on my right to exercise my subscription rights?
A:
Our ability to utilize our net operating losses (“NOLs”) could be greatly reduced if we were to undergo an “ownership change” as that term is defined under federal income tax regulations. In order to preserve certain of our tax benefits, the “Certificate of Incorporation” contains restrictions on transfer to prohibit any person, entity or group from becoming a holder of 4.9% or greater of ContextLogic common stock, the increase in ownership of any existing stockholder who owns 4.9% or greater of ContextLogic common stock, or certain transfers by a stockholder holding 4.9% or more of outstanding shares of ContextLogic common stock. As a result, there are limitations on the exercise of the subscription rights as described in this prospectus. Without the approval of our Board, no holder will be issued shares as a result of such subscriptions if the holder will hold 4.9% or greater of outstanding ContextLogic common stock following completion of the Rights Offering, which if this Rights Offering is fully subscribed will be 2,021,303 shares.

Therefore, in order to comply with the transfer restriction mechanics of our Certificate of Incorporation and avoid an “ownership change” as a result of this Rights Offering: (1) by exercising subscription rights, each holder will represent to us that such holder was not an owner, directly or indirectly (as described in this prospectus and the transfer restrictions), of 4.9% or more of outstanding shares of ContextLogic common stock, 1,316,928 shares based on 26,876,099 shares of ContextLogic common stock outstanding as of January 15, 2026; (2) if such exercise would result in such holder owning, directly or indirectly, more than 1,316,928 shares of ContextLogic common stock, such holder must notify the information agent at the email address set forth under “The Rights Offering—Information Agent; Questions about Exercising Subscription Rights”; (3) if requested, each holder will provide us with additional information regarding the amount of ContextLogic common stock that the holder owns; (4) we may instruct the rights agent to hold any subscription payments separately pending our determination of any ownership issues; and (5) we will have the right to instruct the rights agent to refuse to honor such holder’s exercise to the extent such exercise of subscription rights might, in our sole and absolute discretion, result in such holder owning 4.9% or more of ContextLogic common stock. By exercising subscription rights in this Rights Offering, you agree that the transfer restriction mechanics in our Certificate of Incorporation are valid, binding and enforceable against you. See “The Rights Offering — Transfer Restrictions” for a discussion on the transfer restrictions.
Q:	What should I do if I want to exercise my subscription rights and I am a stockholder in a foreign country or in the Armed Services?
A:
The rights agent will not mail any Rights Offering materials to you if you are a holder of subscription rights whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address. To exercise your rights, you must notify the rights agent on or prior to 5:00 p.m., New York City time, on    , 2026, and take all other steps which are necessary to exercise your rights, on or prior to that time. If you do not follow these procedures prior to the Expiration Time, your rights will expire.

Q:	Will I be charged a sales commission or a fee if I exercise my subscription rights?
A:
No. We will not charge a brokerage commission or a fee to rights holders for exercising their subscription rights. However, if you exercise your subscription rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.

Q:	What are the United States federal income tax consequences of exercising my subscription rights as a holder of ContextLogic common stock?
A:
A holder of ContextLogic common stock generally will not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in this Rights Offering. We urge you to consult your own tax advisor with respect to the particular tax consequences of this Rights Offering to you. See “Material U.S. Federal Income Tax Consequences” for more information on the tax consequences of this Rights Offering.

Q:	When will I receive the shares purchased in this Rights Offering?
A:
We will issue certificates or make the necessary book-entry issuances representing shares purchased in this Rights Offering to you or to the DTC on your behalf, as the case may be, as soon as reasonably practicable after the completion of the Rights Offering, which is expected to occur immediately prior to the closing of the US Salt Acquisition and will follow the Expiration Time.

Q:	If this Rights Offering is not completed, will my subscription payment be refunded and my shares of ContextLogic common stock be returned to me?
A:
Yes. The rights agent will hold all funds it receives and shares of ContextLogic common stock in escrow until completion of this Rights Offering. If this Rights Offering is not completed, the rights agent will return promptly, without interest, all subscription payments and shares of ContextLogic common stock.

Q:	Are there risks in exercising my subscription rights?
A:
Yes. The exercise of your rights involves risks. Exercising your rights means buying additional shares of ContextLogic common stock and should be considered as carefully as you would consider any other equity investment in our company. Among other things, you should carefully consider the risks described under the heading “Risk Factors,” in this prospectus.

Q:	After I exercise my subscription rights, can I change my mind and cancel my purchase?
A:
No. Once you send in your subscription exercise certificate, shares of ContextLogic common stock and payment, you will not be able to revoke the exercise of your subscription rights even if you later learn information about us that you consider to be unfavorable and even if the market price of ContextLogic common stock is below the subscription exercise price. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of ContextLogic common stock at the subscription exercise price.

Q:	May I transfer my subscription rights if I do not want to purchase any shares?
A:
No. The subscription rights attach to shares of ContextLogic common stock and are not separately transferable. Transfer of ownership of a share of ContextLogic common stock, however, after the Effective Date and before the earlier of the Expiration Time or any subscription right associated with such share is exercised will also transfer ownership of the subscription right issued with respect to such share. If you choose to exercise your subscription rights, you will not be able to transfer your shares of ContextLogic common stock that are “stapled” to such subscription rights until the Rights Offering is completed or canceled.

Q:	Can I sell my shares after I have exercised my subscription rights?
A:
No. In order to subscribe for the rights issued to you as a holder of ContextLogic common stock, you must submit your shares of ContextLogic common stock, with your rights certificate and payment of the exercise price. The shares of ContextLogic common stock submitted as part of the subscription process will not be transferable until they are returned to you upon completion or cancellation of the Rights Offering.

Q:	If I purchase shares after the Rights Offering has commenced, will I be able to participate in the Rights Offering?
A:
Yes, upon commencement of the Rights Offering and distribution of the subscription rights to holders, the shares of ContextLogic common stock and the subscription rights that are “stapled” to the ContextLogic common stock. Since stock trades may take a business day to settle, please note that if you purchase shares late in the Rights Offering period, you may not receive your shares in time to exercise the attached subscription rights. We are under no obligation, and have no intention, to adjust our procedures to accommodate holders who acquire shares after the Rights Offering has commenced. Additionally, since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle following the Expiration Time and therefore would not settle with the subscription right. Holders should submit their trades before the last day of the Rights Offering Period. We are under no obligation, and have no intention, to adjust our procedures to accommodate holders who acquire shares of ContextLogic common stock after the Rights Offering has expired.

Q:	Why is ContextLogic engaging in this Rights Offering?
A:
We are making this Rights Offering in order to raise up to $115 million, before expenses, in new capital to be used to pay a portion of the $907.5 million in aggregate cash and equity consideration we have agreed to pay in the US Salt Acquisition. This Rights Offering is conditioned upon, and will not close unless, the conditions to closing of the US Salt Acquisition have been met.

Q:	How were the terms of the Rights Offering and the exercise price established?
A:	The exercise price for the Rights Offering was determined based on the determination of our management and Board.
Q:	What is the Board’s recommendation regarding this Rights Offering?
A:
Our Board is not making any recommendation as to whether you should exercise your subscription rights. You should make your decision based on your own assessment of this Rights Offering and our company.

Q:	How many shares of ContextLogic common stock will be outstanding after this Rights Offering?
A:
As of January 15, 2026, we had 26,876,099 shares of ContextLogic common stock issued and outstanding. After the closing of the US Salt Acquisition, this Rights Offering and the Backstop Agreements, we anticipate that we will have approximately 41,251,099 shares of ContextLogic common stock outstanding, assuming all the subscription rights that are issued pursuant to the Rights Offering are exercised in full or purchased pursuant to the Backstop Agreements.

Q:	Will the new shares be traded on OTCQB and treated like other shares?
A:
Yes. ContextLogic common stock is traded on OTCQB. During the Rights Offering Period, the subscription rights will remain attached to and trade along with the associated ContextLogic common stock. Therefore, if a holder transfers shares of ContextLogic common stock during the period of the Rights Offering, the subscription rights associated with those shares of ContextLogic common stock will transfer along with the shares of ContextLogic common stock. Upon submission of a holder’s ContextLogic common stock for exercise of subscription rights, the ContextLogic common stock will be held in a suspense account and will cease to trade. Since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle following the Expiration Time and therefore would not settle with the subscription right. The rights are not separately tradable or transferable from the shares of ContextLogic common stock. At consummation of the Rights Offering, the ContextLogic common stock to be issued pursuant to validly exercised subscription rights will be issued, and the associated ContextLogic common stock will be released from the suspense account and returned to the holders who exercised such subscription rights.

Q:	Can the Board amend or withdraw this Rights Offering?
A:
Yes. We reserve the right to cancel the Rights Offering at any time. If canceled, the subscription funds and any underlying shares will be promptly returned to exercising holders of the subscription right, without interest or deduction. If this Rights Offering is canceled, the subscription rights will not be exercisable and will have no value. We also reserve the right to extend the Expiration Time and to amend the terms or conditions of the Rights Offering. If this Rights Offering is extended, the rights agent will hold your subscription certificate, shares and subscription funds.

Further, if we make any fundamental changes to the terms set forth in this prospectus, including a change in the exercise price or number of shares of ContextLogic common stock purchasable upon exercise of a subscription right, we expect to file a revised prospectus, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions, issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC. In addition, upon such event, we may extend the Expiration Time of this Rights Offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this Rights Offering and the new Expiration Time. The terms of the Rights Offering cannot be modified or amended after the Expiration Time.
Q:	Are there limitations on where these subscription rights may be distributed and where subscription rights may be exercised?
A:
This prospectus is not an offer to sell and we are not soliciting an offer to buy our ContextLogic common stock in any state or other jurisdiction in which the offer or sale is not permitted. We have applied for qualification of this Rights Offering with certain state securities commissions, including California. We have the discretion to delay or to refuse to distribute any shares any holder may elect to purchase through the exercise of subscription rights if we deem it necessary to comply with applicable securities laws, including state securities and blue sky laws.

Our application for qualification with the Department of Business Oversight of the State of California related to this Rights Offering was not effective as of the date of this registration statement. Unless our application becomes effective prior to the Expiration Time, we will not be permitted to offer or sell the subscription rights or ContextLogic common stock in the State of California or communicate to a stockholder located in the State of California that we are accepting their subscription to purchase shares in this Rights Offering.
The Company may choose to qualify its ContextLogic common stock in Arizona, rely on the limited offering exemption which requires a $500,000 cap, or rely on a self-executing exemption. The aggregate amount of ContextLogic common stock we are offering to Arizona residents pursuant to this Rights Offering is limited to $500,000, and we will not issue more than this amount of ContextLogic common stock to holders of subscription rights residing in Arizona upon exercise of their subscription rights. Therefore, unless we choose to qualify the offering in Arizona or can rely on a separate exemption for any subscription, if the rights agent receives exercise documentation that otherwise would require us to issue to Arizona residents more than $500,000 (or approximately 62,500 shares assuming an offering price of $8.00 per share) of ContextLogic common stock, we will issue to all such exercising holders their pro rata portion of such amount of ContextLogic common stock and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the Expiration Time.

Q:	What should I do if I have other questions or need assistance?
A:
We have appointed D.F. King & Co., Inc. as information agent for the Rights Offering. Any questions or requests for additional copies of this prospectus or any ancillary documents may be directed to the information agent at the following address, telephone number and email:

D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Toll Free: (888) 542-7446
Email: logc@dfking.com
For a more complete description of this Rights Offering, see “The Rights Offering.”

PROSPECTUS SUMMARY
This summary highlights certain information contained elsewhere in this prospectus (including documents incorporated by reference herein). Because this is only a summary, it does not contain all of the information that may be important to you. For a complete understanding of the Rights Offering, we encourage you to read this entire prospectus and the documents incorporated by reference herein. You should read the following summary together with the more detailed information and condensed and consolidated financial statements of ContextLogic and US Salt (each as defined below) and the notes to those statements included elsewhere in this prospectus and the documents incorporated by reference herein, and together with the information contained herein under the caption “Unaudited Pro Forma Condensed Combined Financial Information.” Before making any investment decision, for a more complete understanding of our business and this offering, you should read the entire prospectus carefully, including the section entitled “Risk Factors.” Except where the context suggests otherwise, references in this prospectus to the “Company,” “we” and “our” refer to ContextLogic Holdings Inc. and its consolidated subsidiaries, references to “US Salt” refer to the entities, taken together, comprising the salt production, manufacturing and distribution business of US Salt and its subsidiaries, and references to “ContextLogic” refer only ContextLogic Holdings Inc., and not to any of its subsidiaries. Further, references to ContextLogic in this document relate to ContextLogic Holdings Inc. following the Reorganization and ContextLogic Inc. prior to the Reorganization. All tonnage information is presented in metric tons. References in this prospectus to “pro forma” refer to financial information for the applicable period (or as of the applicable date) that gives effect to the US Salt Acquisition and Financings, as each are defined below, as if they had occurred on January 1, 2024 in the case of statements of operations data and as if the US Salt Acquisition and Financings had occurred on September 30, 2025 in the case of balance sheet data. The pro forma financial information set forth in “Unaudited Pro Forma Condensed Combined Financial Information” is derived from the historical combined financial information of ContextLogic and US Salt, and gives effect to the pro forma adjustments as described in the accompanying notes. We cannot assure you that the US Salt Acquisition or all of the Financings associated with the US Salt Acquisition will be consummated on the terms described herein, or at all. See “Risk Factors — Risks Related to this Rights Offering, the US Salt Acquisition and the Financings.”
Our Business
Company Overview
We are a business ownership platform designed from first principles to combine the structural advantages of permanent public capital with the operating discipline, alignment, and long-term orientation typically associated with private ownership. Our mission is to build a portfolio of high-quality, niche, and competitively advantaged businesses that generate sustainable, growing Free Cash Flow that can be reinvested over long time horizons.
Origins and Evolution of the Platform
Our origins trace to the former Wish.com business, which was divested following a multi-year decline driven by structural challenges in its underlying business model, leaving us with balance sheet liquidity of $162 million. Prior to the divestiture, the Company preserved approximately $2.9 billion of federal net operating losses and other tax attributes.
In 2025, investment funds advised by BC Partners Advisors LP (“BC Partners”) and Abrams Capital entered into agreements to recapitalize ContextLogic and Holdings in connection with the acquisition of US Salt, and architect a new platform based on aligned ownership, decentralized operations, and disciplined capital deployment. Upon closing of the US Salt Acquisition, we expect to implement the new governance and operating models described herein to foster long-duration value creation and to avoid the constraints and exit pressures common in traditional private equity structures.
Our Business Model
Our decentralized structure means each operating subsidiary will be independently managed by a dedicated leadership team with responsibility for day-to-day operations, commercial strategy, and long-term planning. Our corporate functions are intentionally limited in scope. Corporate leadership — lead by a president and a chief financial officer — supports public company reporting, capital allocation, and mergers and acquisitions execution. Our operating businesses will each have CEOs with primary authority and accountability for their businesses.
Under this model, each operating subsidiary will be overseen by a dedicated business oversight committee consisting of directors who work directly with management, review budgets, assess performance, and make certain compensation decisions. Capital allocation across the platform will be overseen by a separate investment committee composed primarily of representatives from the Company’s largest equityholders. We believe this governance structure will keep decision-making close to owners, enhance accountability, and ensure capital is deployed with discipline.
Acquisition Strategy
Our acquisition approach focuses on identifying and acquiring businesses that meet three core criteria:
•	Niche market positioning. Businesses operating in markets that are sufficiently attractive to support long-term growth but are typically too specialized to attract substantial new competition.
•
Durable competitive advantages. Businesses with tangible and demonstrable structural advantages—such as cost position, technical capability, regulatory or qualification hurdles, or geographic advantages.

•	Long-duration relevance. Companies with business models and end markets that we expect to remain essential for decades, allowing us to own and operate them without a predetermined exit timeline.
We intend to add new businesses gradually over time, emphasizing quality, resilience, and attractive cash flow characteristics rather than volume or pace of deployment. In addition to strategic acquisitions, we may also pursue value-enhancing opportunities such as share repurchases, capital or structured investments when we believe such opportunities are attractive to shareholders.
US Salt: Our Anchor Subsidiary
Our inaugural acquisition, US Salt, exemplifies our strategic criteria. Founded in 1893, US Salt is one of the few vertically integrated producers of high-purity evaporated salt in the United States, serving resilient end markets including food production, pharmaceuticals, and water conditioning. The business benefits from structural barriers to entry arising from reserve scarcity, permitting and capital intensity, qualification requirements for key customers, and geographic advantages tied to shipping economics.
Demand for US Salt’s products has remained relatively stable over time, with long-term pricing trends supported by rational industry supply, consistent demand, and customers’ willingness to pay for value, reliability, and quality. Adjusted EBITDA Margin has historically remained near 40%, and Free Cash Flow conversion has been high given the limited maintenance capital expenditure requirements required after core infrastructure investments. The nearest comparable GAAP numbers for Adjusted EBITDA Margin and Free Cash Flow conversion are a Net Income Margin of 10.8% and Net Cash Provided by Operating Activities of approximately $21.2 million, respectively, each as of the nine months ended September 30, 2025. See reconciliation under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” The business has more than 40 years of remaining salt reserves and multiple decades more in undeveloped resources supporting a long-duration operating profile.
US Salt’s growth strategy includes mix shifting into higher-value product categories such as pharmaceutical-grade salt, introducing new products and formats, expanding into new channels, and improving operational efficiency through capital investment.
Incentive System and Alignment
Management compensation is designed to directly link economic outcomes to sustained value creation. Annual bonuses are expected to be tied to year-over-year profit growth, with no payout for organic growth below 5%. Long-term incentives are based on five-year profit growth and are expected to be paid primarily in equity. We believe these incentives mirror the benefits of private equity ownership — without the forced exit — and foster long-term thinking.
At the corporate level, directors affiliated with BC Partners and Abrams Capital receive no compensation, and our current president receives no salary from the Company. We believe this structure reinforces an alignment of interests with our public shareholders.
ContextLogic Business
Prior to April 2024, ContextLogic owned a global e-commerce platform known as “Wish” that connected millions of value-conscious consumers to hundreds of thousands of merchants globally. Pursuant to the Asset Sale (as defined below), we sold substantially all of our assets other than (A) our marketable securities, (B) our cash and cash equivalents and (C) certain tax attributes. Immediately following the closing of the Asset Sale, we received/retained approximately $162 million in cash, cash equivalents and marketable securities (consisting of government securities) (the “Post-Closing Cash”), as well as the tax attributes described herein. Following the completion of the Asset Sale, we developed processes and procedures for evaluating strategic alternatives for the use of our Post-Closing Cash and reviewing, identifying and executing those strategic opportunities for the benefit of ContextLogic and its stockholders. The US Salt Acquisition is the result of those efforts.
ContextLogic Holdings Inc.
In August 2025, ContextLogic became the publicly-traded parent of ContextLogic, Inc. (“CLI Inc.”) pursuant to an internal reorganization (the “Reorganization”).
Prior to the Reorganization, ContextLogic was a wholly-owned subsidiary of CLI Inc. The former name of ContextLogic was “Easter Parent, Inc.” Upon consummation of the Reorganization, ContextLogic changed its name from “Easter Parent, Inc.” to “ContextLogic Holdings Inc.”; CLI Inc. became a subsidiary of ContextLogic; and ContextLogic became the publicly-traded company with ContextLogic common stock quoted for trading on OTCQB under the symbol “LOGC.” See “Business-ContextLogic” and “Business-The Reorganization.”
Our principal executive offices are located at 2648 International Blvd., Suite 301, Oakland, California, 94601. Our telephone number is (415) 965-8476. Our website address is https://ir.contextlogic.com. Information on our website is not incorporated by reference into or otherwise part of this prospectus. Additional information about ContextLogic is included in documents incorporated by reference in this prospectus. Please see “Where You Can Find Additional Information.”
ContextLogic LLC
After the Reorganization (as defined below), CLI Inc. became a wholly owned subsidiary of ContextLogic, was no longer a publicly traded company, and was converted into a Delaware limited liability company named “ContextLogic LLC” (“CLI LLC”).
ContextLogic Holdings, LLC
Holdings is a Delaware limited liability company and indirectly owned subsidiary of ContextLogic. Holdings issued and sold 75,000 Preferred Units to BCP for an aggregate purchase price of $75,000,000 and 26,322,115.38 million class B common units of Holdings (the “Common Units”) to CLI Inc., pursuant to an Investment Transaction on March 6, 2025. See “Business - ContextLogic Business - The BCP Investment.”
Transfer Restrictions
Pursuant to the Reorganization, the transfer restrictions were included as Article XIV in the Certificate of Incorporation.
The Board believed the best interests of us and our stockholders would be served by adopting provisions that are designed to restrict direct and indirect transfers of ContextLogic stock if such transfers will affect the percentage of stock that is treated as owned by a 5% stockholder, as defined in Section 382 of the Tax Code. In order to implement these transfer restrictions, we needed to consummate the Reorganization so that the transfer restrictions could be included in the Certificate of Incorporation and made applicable to all shares of ContextLogic stock issued after the inclusion of the transfer restrictions in the Certificate of Incorporation, including all of the shares of ContextLogic common stock exchanged in the Reorganization. This prospectus refers to these provisions as the “transfer restrictions.” As of the consummation of the Reorganization, we believe the transfer restrictions are binding with respect to all shares of ContextLogic common stock issued in the Reorganization and afterwards.
The transfer restrictions generally will restrict any direct or indirect transfer (such as transfers of ContextLogic stock that result from the transfer of interests in other entities that own ContextLogic stock) if the effect would be to:
1.	increase the direct or indirect ownership of ContextLogic stock by any person (or public group) from less than 4.9% to 4.9% or more of our stock; or
2.	increase the percentage of ContextLogic stock owned directly or indirectly by any person (or public group) owning or deemed to own 4.9% or more of our stock.
Transfers included under the transfer restrictions include sales to persons (or public groups) whose resulting percentage ownership (direct or indirect) of ContextLogic stock would exceed the 4.9% thresholds discussed above. Complicated rules of constructive ownership, aggregation, segregation, combination and other stock ownership rules prescribed by the Tax Code (and related regulations) will apply in determining whether a person or group of persons constitute a 5% stockholder under Section 382 and whether less than 5% stockholders will be treated as one or more “public groups,” each of which is a 5% stockholder under Section 382. Issuances of securities by us (including securities issued pursuant to exercises of options and securities settled pursuant to the settlement of restricted stock units) would not be subject to the transfer restrictions.
For purposes of determining the existence and identity of, and the amount of stock owned by, any stockholder, we will be entitled to rely conclusively on (a) the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar SEC filings) as of any date and (b) our actual knowledge of the ownership of its stock. The transfer restrictions will include the right to require a proposed transferee, as a condition to registration of a transfer of common stock, to provide all information reasonably requested regarding such person’s direct and indirect ownership of our common stock. The transfer restrictions may result in the delay or refusal of certain requested transfers of or common stock.
As a result of these rules, the transfer restrictions could result in prohibiting ownership (thus requiring dispositions) of our common stock as a result of a change in the relationship between two or more persons or entities, or of a transfer of an interest in an entity other than us, such as an interest in an entity that, directly or indirectly, owns our stock. The transfer restrictions will also apply to proscribe the creation or transfer of certain “options” (which are broadly defined by Section 382) in respect of ContextLogic stock to the extent that, in certain circumstances, creation, transfer or exercise of the option would result in a proscribed level of ownership.
The US Salt Acquisition
We entered into a Purchase Agreement on December 8, 2025 (the “Purchase Agreement”) with CLI LLC, Holdings, (and together with ContextLogic and CLI LLC, the “Buyer Parties”), Salt Management Aggregator, LLC, a Delaware limited liability company (the “Management Aggregator”), Emerald Lake Pearl Acquisition GP, L.P., a Delaware limited partnership (“Emerald GP”), Emerald Lake Pearl Acquisition-A, L.P., a Delaware limited partnership (“Blocker Seller”), Emerald Lake Pearl Acquisition Blocker, LLC, a Delaware limited liability company (“Blocker”), Emerald Lake Pearl Acquisition, L.P., a Delaware limited partnership (solely in its capacity as a Seller Party, “Emerald Fund” and, together with Emerald GP and Blocker Seller, the “Emerald Investors”), ACP I, ACP II, Riva Capital Partners V, L.P., a Delaware limited partnership (“Riva V”), and Riva Capital Partners VI, L.P., a Delaware limited partnership (“Riva VI,” and together with ACP I, ACP II and Riva V, collectively, the “Abrams Investors”), the investors set forth on Schedule II to the Purchase Agreement (the “Management Investors” and, together with the Emerald Investors and the Abrams Investors, collectively, the “Seller Parties”), US Salt, Emerald Lake Pearl Acquisition, L.P., a Delaware limited partnership, solely in its capacity as the Sellers Representative pursuant to the Purchase Agreement (the “Sellers Representative”), and, solely for the purposes of Section 7.16 to the Purchase Agreement and, as it relates thereto, Article XV of the Purchase Agreement, BCP.
Upon consummation of the transactions described in the Purchase Agreement, Holdings will have acquired US Salt and its subsidiaries, including the US Salt Acquisition.
Pursuant to the Purchase Agreement, at or prior to the Closing, Holdings or ContextLogic will deliver payments, including: immediately available funds to Blocker Seller; immediately available funds to the Sellers Representative (on behalf of the Cash Sellers (other than Block Seller)); $2,750,000 (the “Adjustment Escrow Amount”) to the Escrow Agent (defined below); the amount set forth in the payoff letters; all expenses of the transactions, in the amounts and to the persons set forth on the estimated closing statement of the Purchase Agreement.
The Backstop Agreements
As contemplated by the Purchase Agreement, on December 8, 2025, Holdings entered into the BCP Backstop Agreement and ContextLogic entered into the Abrams Backstop Agreements.
Under the respective Backstop Agreements, in order to facilitate the US Salt Acquisition in the event the Rights Offering is not fully subscribed at the expiration of the Rights Offering Period, (i) BCP is obligated to purchase Preferred Units from Holdings at the Per Unit Subscription Price for an aggregate amount not to exceed the BCP Cap and (ii) each of ACP I and ACP II is obligated to purchase ContextLogic common stock from ContextLogic at the Per Share Subscription Price, for an aggregate amount not to exceed (a) the ACP I Cap and (b) the ACP II Cap.
With respect to the Abrams Backstop Agreements, in connection with the approval of the US Salt Acquisition and the Abrams Backstop Agreements our Board approved a waiver of the transfer restrictions of the ContextLogic common stock with respect to ACP I and ACP II to permit the acquisition, issuance, holdings, and related transfer of shares of ContextLogic common stock pursuant to the US Salt Acquisition and the Abrams Backstop Agreements.
For the avoidance of doubt, in no event will the BCP Purchase Price (defined below), the ACP I Purchase Price (defined below), or the ACP II Purchase Price (defined below) exceed the BCP Cap, ACP I Cap, or ACP II Cap, respectively.
The Financing Arrangements
As contemplated by the Purchase Agreement, on December 8, 2025, Holdings entered into an agreement (the “Debt Commitment Letter”) with certain lenders, pursuant to which the lenders committed to fund up to $215 million to Holdings in connection with a new senior secured first lien term loan facility (the “Term Facility”) and $25 million to Holdings in connection with a new senior secured first lien revolving loan facility (the “Revolving Facility” and, together with the Term Facility, the “Facilities” or “Financings”) in each case subject to the terms and conditions set forth in the Debt Commitment Letter. The Debt Commitment Letter may be terminated (i) by the valid termination of the Purchase Agreement in accordance with its terms prior to the closing of the US Salt Acquisition or (ii) the consummation of the US Salt Acquisition without the use of the Term Facility or the Revolving Facility.
The Company intends to use the proceeds of the Facilities, together with the Backstop Agreements and the Rights Offering to help (i) fund a portion of the US Salt Acquisition, (ii) repay US Salt’s existing indebtedness under its current credit facility, (iii) pay fees and expenses incurred in connection with the US Salt Acquisition, (iv) cash collateralize, backstop or replace letters of credit of US Salt outstanding on the Closing Date (the date on which the closing of the US Salt Acquisition actually occurs is referred to herein as the “Closing Date”) and (v) fund working capital and general corporate purpose needs.
US Salt Business
US Salt is a leading producer, packager, and distributor of evaporated and specialty salt products originally founded in 1893.
US Salt produces evaporated salt by injecting water into underground salt deposits to create saturated brine (~8× the salinity of seawater), then pumping the brine into Multiple Effect Evaporator (“MEE”) systems where steam-driven heat under reduced pressure crystallizes high-purity salt into consistent granule sizes. Evaporated salt, as distinct from rock salt and solar salt, operates in a niche of the salt market that requires demanding purity levels (often over 99.6% sodium chloride) for use in such applications as food and pharmaceutical products. As a result, evaporated salt generally commands higher prices than rock salt and solar salt.
US Salt’s vertically integrated Watkins Glen, New York facility is one of only 16 evaporated salt facilities in the United States. US Salt believes that the majority of currently operational facilities date back to the 19th century. Industry-wide domestic production of evaporated salt exhibited a 0.1% annualized growth rate between 1998 and 2023, according to United States Geological Survey (“USGS”) data.
US Salt operates one of the largest single-site round can packaging facilities in the United States, and US Salt believes that it is one of only two domestic suppliers with scaled capability to produce U.S. Pharmacopeia (USP)-compliant salt for pharmaceutical applications, including saline solutions for kidney dialysis. US Salt produces food-grade (≥99.6% sodium chloride) and ultra-purified (≥99.9% sodium chloride) evaporated salt. US Salt’s plant integrates production, packaging, and truck and rail shipping capabilities on a single site and is supported by regionally distributed third-party warehouses that position products close to demand centers. US Salt operates on-site combined heat and power systems that supply most of its electricity needs, recover waste heat to power evaporation, and, US Salt believes, these systems provide significant cost advantages over grid-purchased power.
US Salt’s plant is strategically located adjacent to a major salt deposit with over 40 years of remaining salt reserves and multiple decades more in undeveloped resources. The plant sits near Seneca Lake, providing reliable access to process water for the solution mining process. US Salt has operated its plant continuously for over 130 years, developing deep expertise in solution mining and mechanical evaporation technologies.
US Salt goes to market with a broad range of evaporated salt products, including branded and private label round cans, pharmaceutical salt, food-grade salt, pool salt, and water softening salt. US Salt also offers specialty salt categories via sourced and, where appropriate, co-packed sea salt, kosher salt, and pink salt products. US Salt serves a diverse mix of end markets where salt is an essential input with limited substitution risk such as retail grocery, food processing, pharmaceuticals, water softening, and other industrial applications. US Salt sells to a diversified customer base including national and regional retailers, food manufacturers, distributors, and healthcare companies. For the nine months ended September 30, 2025, no single customer represented more than 14% of US Salt’s revenue and US Salt’s top-10 customers represented ~40% of its revenue.
Available Information
Because we are subject to the information and reporting requirements of the Exchange Act, we file or furnish, as applicable, annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov. We also make available on our website at https://ir.contextlogic.com/ free of charge, copies of these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information in or accessible through the websites referred to above is not incorporated into, and is not considered part of, this prospectus. Further, our references to the URLs for these websites are intended to be inactive textual references only.
Implications of Being a Smaller Reporting Company
We are a “smaller reporting company,” as defined in the Exchange Act, meaning that the market value of our shares held by non-affiliates is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year, and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies. We may continue to be a smaller reporting company so long as either: (i) the market value of shares of ContextLogic common stock held by non-affiliates is less than $250.0 million; or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year, and the market value of our shares held by non-affiliates is less than $700.0 million.
We may choose to take advantage of some of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

SUMMARY OF THE RIGHTS OFFERING
Securities to be issued
We are issuing, at no charge, a subscription right with respect to each share of ContextLogic common stock outstanding as of 5:00 p.m. in New York City, on the Effective Date.
Total Offering Size
The aggregate number of shares of ContextLogic common stock that may be purchased upon exercise of subscription rights in this Rights Offering is 14,375,000 shares, or 53.49% of ContextLogic common stock outstanding as of January 15, 2026:
ContextLogic common stock outstanding before this Rights Offering
26,876,099 shares
ContextLogic common stock to be outstanding after this Rights Offering
41,251,099 shares, assuming the Rights Offering is fully subscribed.
Effective Date
The subscription rights were issued to holders of ContextLogic common stock as of 5:00 p.m. New York City time,   , 2026.
Expiration Time
The subscription rights expire if they are not exercised by 5:00 p.m. New York City time, on    , 2026, unless extended by us from time to time in our sole discretion.
Transferability of subscription rights
The subscription rights are not transferable separately from the underlying shares of ContextLogic common stock. Subscription rights will attach to and trade along with the associated ContextLogic common stock after the Effective Date until the Expiration Time.
Basic Subscription Right; Exercise Price
Holders of subscription rights will be entitled to purchase 14,375,000 shares of ContextLogic common stock for every subscription right held, at an exercise price of $8.00 per share, in immediately available funds.
Conditions
The closing of this Rights Offering is subject to conditions, including the confirmation that the conditions to closing of the US Salt Acquisition have been met. See “The Rights Offering — Conditions to The Rights Offering” for more details. The right to exercise subscription rights is subject to, among other things, ownership restrictions imposed by our bylaws, including the transfer restrictions described herein. In addition, we are not offering or selling any subscription rights or ContextLogic common stock in any state or jurisdiction where the offer or sale is not permitted, see “Plan of Distribution.”
NOL Preservation Strategy
As of December 31, 2024, we had federal NOLs available to reduce future taxable income, if any, of $886 million that begin to expire in 2030 and continue to expire through 2037 and $2.0 billion that have an unlimited carryover period. As of December 31, 2024, we had state NOLs available to reduce future taxable income, if any, of $5.7 billion that begin to expire in 2026 and continue to expire through 2044 and $2.1 billion that have an unlimited carryover period. If we were to experience an “ownership change” as determined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”), it could significantly impair the value of these important tax assets.
To preserve the availability of our tax assets, ContextLogic’s Certificate of Incorporation imposes certain transfer restrictions on the transfer of ContextLogic common stock and other equity securities. These transfer restrictions impose trading restrictions on any persons who own, or as a result of a transaction would own, 4.9% or more of ContextLogic common stock. The purpose of the transfer restrictions is to reduce the risk that any change in ownership might occur under Section 382 of the Tax Code and thereby suffer limitations on our future ability to utilize our tax attributes. Nevertheless, it is possible that we could undergo a future ownership change, either by events within or outside of our control. For more information on the transfer restrictions, see the section entitled “Transfer Restrictions” in our amended and restated Definitive Proxy Statement on Schedule 14A filed with the SEC on June 18, 2025, supplemented by the additional definitive proxy materials filed with the SEC on July 3, 2025, and our Current Report on Form 8-K filed with the SEC on August 7, 2025, as amended by Amendment No. 1 filed with the SEC on August 7, 2025, both of which are incorporated by reference in this prospectus.
We reserve the right to limit or reject any exercise of subscription rights, in whole or in part, to the extent that the exercise of some or all of a holder’s subscription rights in this Rights Offering may result in a holder becoming a 4.9% or greater stockholder, any existing 4.9% stockholder acquiring additional shares, or certain transfers of any shares by any stockholder owning 4.9% or more of ContextLogic common stock. If this Rights Offering is fully subscribed, 4.9% of outstanding ContextLogic common stock is 2,021,303 shares, however, we cannot be assured of the actual number of shares for which we will receive subscription requests. Therefore, in order to avoid an “ownership change” for federal income tax purposes as a result of this Rights Offering, we refer to the transfer restrictions in ContextLogic’s Certificate of Incorporation, which are as follows: (1) by exercising subscription rights, each holder will represent to us that such holder was not an owner, directly or indirectly (as described in this prospectus and the transfer restrictions), of 4.9% or more of outstanding shares of ContextLogic common stock, or 1,316,928 shares based on 26,876,099 shares of ContextLogic common stock outstanding as of January 15, 2026; (2) if such exercise would result in such holder owning, directly or indirectly, more than 1,316,928 shares of ContextLogic common stock such holder must notify the information agent at the email address set forth under “The Rights Offering — Information Agent; Questions about Exercising Subscription Rights”; (3) if requested, each holder will provide us with additional information regarding the amount of common stock that the holder owns; (4) we may instruct the rights agent to hold any subscription payments separately pending our determination of any ownership issues; and (5) we shall have the right to instruct the rights agent to refuse to honor such holder’s exercise to the extent such exercise of subscription rights might, in our sole and absolute discretion, result in such holder owning 4.9% or more of ContextLogic common stock. By exercising subscription rights in this Rights Offering, you agree that the transfer restrictions are valid, binding and enforceable against you. See “The Rights Offering — the Transfer Restrictions.”
The total number of shares of ContextLogic common stock to be outstanding upon completion of this Rights Offering, assuming the offering is fully subscribed, would be 41,251,099. 4.9% of this amount is 2,021,303.
Procedure for Exercising Subscription Rights
If you are a holder of ContextLogic common stock, you may exercise your subscription rights by taking the following steps and ensuring the exercise is fully completed in the manner described below at or prior to 5:00 p.m., New York City time, on the Expiration Time:
Procedure for holders of record of ContextLogic common stock
If you are a holder of record and you hold your shares of ContextLogic common stock in book-entry form, you must provide the following to the rights agent at the address set forth below so they are received at or prior to the Expiration Time:
•	your properly completed and executed subscription rights exercise certificate with any required signature guarantees or other supplemental documentation;
•	your ContextLogic common stock that is “stapled” to such subscription rights; and
•
your full exercise price payment for each share of ContextLogic common stock subscribed for based upon your subscription rights. If you use the mail, we recommend that you use insured, registered mail, with a return receipt requested. If you pay by an uncertified personal check, your subscription rights will not be deemed exercised until such uncertified check clears.

All of the above must be RECEIVED by the rights agent by the Expiration Time at the following address:
Equiniti Trust Company, LLC
Operations Center
Attn: Onbase - Reorganization Depart.
1110 Centre Pointe Curve, Suite # 101
Mendota Heights, MN 55120
For assistance call (877) 248-6417 or (718) 921-8317

If your payment is being made by an uncertified personal check, you must allow significant additional time for your check to clear at or prior to the Expiration Time, and your subscription rights will not be deemed exercised until such uncertified check clears. The method of delivery of any documentation and/or payment to the rights agent is at your own risk. Overnight courier or hand delivery is recommended. If you choose to use regular mail, however, it is recommended that you use insured, registered mail, return receipt requested. See “The Rights Offering — Rights Agent; Delivery of Subscription Materials and Payment.”
Procedure for holders of ContextLogic common stock through a broker, bank, or other nominee:
If you are a holder and you hold shares of ContextLogic common stock through DTC, you must arrange to have your broker, bank, or other nominee effect all required steps on your behalf by the requisite deadlines so that DTC may convey your subscription exercise to the rights agent at or prior to the Expiration Time.
•
you must provide your instructions to your broker, bank, or other nominee (in the format requested by your nominee) to instruct DTC to transfer your shares of ContextLogic common stock and the subscription rights to be exercised to a suspense account at DTC on behalf of the rights agent, to be held in escrow for you until after the Expiration Time;

•
you must also provide instructions to your broker, bank, or other nominee (in the format requested by your nominee) of the number of shares of ContextLogic common stock for which you wish to have your nominee exercise the associated subscription rights on your behalf at the exercise price;

•	you must make any necessary payment arrangements with your broker, bank, or other nominee;
•	you must follow any special instructions provided to you by your broker, bank, or other nominee (in the format requested by your nominee) with respect to the exercise of your subscription rights; and
•
upon submission of your exercise of subscription rights, your shares of ContextLogic common stock will be held in a suspense account until after the Expiration Time, at which time your shares will be returned to your nominee on your behalf. See “The Rights Offering — Rights Agent; Delivery of Subscription Materials and Payment.”

DO NOT SEND ANY INSTRUCTIONS TO US OR THE RIGHTS AGENT. YOUR INSTRUCTIONS MUST BE PROVIDED TO YOUR BROKER, BANK, OR OTHER NOMINEE (IN THE FORMAT REQUESTED BY YOUR NOMINEE).
Upon submission of your ContextLogic common stock for exercise of subscription rights, the ContextLogic common stock will be held in a suspense account and will cease to trade. Since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle following the Expiration Time and therefore would not settle with the subscription right. The rights are not separately tradable or transferable from the shares of ContextLogic common stock. At consummation of the Rights Offering, the ContextLogic common stock to be issued pursuant to your validly exercised subscription rights will be issued, and the associated ContextLogic common stock will be released from the suspense account and returned to you.
Once you have exercised the subscription rights, your shares of ContextLogic common stock will be held in a suspense account and will cease to trade until the Expiration Time and none of your shares of ContextLogic common stock or subscription rights may be transferred until following the Expiration Time. Your exercise may not be revoked in whole or in part at any time before or after the Expiration Time.
The rights agent will not deliver any certificates to, or make book-entry transfers on behalf of, any holder in California, or any other state where qualification is required, unless and until the offer and sale of the subscription rights and ContextLogic common stock have been qualified in that state.
The Company may choose to qualify its ContextLogic common stock in Arizona, rely on the limited offering exemption which requires a $500,000 cap, or rely on a self-executing exemption. The aggregate amount of ContextLogic common stock we are offering to Arizona residents pursuant to this Rights Offering is limited to $500,000, and we will not issue more than this amount of ContextLogic common stock to holders of subscription rights residing in Arizona upon exercise of their subscription rights. Therefore, unless we choose to qualify the offering in Arizona or can rely on a separate exemption for any subscription, if the rights agent receives exercise documentation that otherwise would require us to issue to Arizona residents more than $500,000 (or approximately 62,500 shares assuming an offering price of $8.00 per share) of ContextLogic common stock, we will issue to all such exercising holders their pro rata portion of such amount of ContextLogic common stock and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the Expiration Time.

Issuance of ContextLogic common stock
We will issue certificates or make the necessary book-entry issuances representing shares purchased in this Rights Offering as soon as reasonably practicable after the Expiration Time. All exercises of subscription rights will be effective on the closing of this Rights Offering, which is conditioned on and will not close unless, the conditions to closing of the US Salt Acquisition have been met.
No Revocation
Each exercise of subscription rights is irrevocable. If we amend this Rights Offering to allow for an extension of this Rights Offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, holders may cancel their subscription and receive a refund of any money previously advanced. Holders should not exercise subscription rights unless they are certain that they wish to purchase additional shares of ContextLogic common stock at an exercise price of $8.00 per full share.
Extension, Cancellation and Amendment
We have the option to extend this Rights Offering and the period for exercising subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. If we elect to extend the expiration of the Rights Offering, we will issue a press release announcing such extension no later than 5:00 p.m. in New York City, on the next business day after the most recently announced Expiration Time of the Rights Offering. We will extend the duration of the Rights Offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this Rights Offering. If we elect to extend the Rights Offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.
Our Board may cancel the Rights Offering at any time prior to the expiration of the Rights Offering for any reason, including failure to close the US Salt Acquisition in which case the rights will terminate without value. In the event that this Rights Offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the rights agent will be returned, without interest or penalty, as soon as practicable.
Our Board also reserves the right to amend or modify the terms of the Rights Offering. If we should make any fundamental changes to the terms set forth in this prospectus, including a change in the exercise price or number of shares of ContextLogic common stock purchasable upon the exercise of a subscription right, we will file an updated prospectus to offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC. In addition, upon such event, we may extend the Expiration Time of this Rights Offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this Rights Offering and the new Expiration Time. The terms of the Rights Offering cannot be modified or amended after the Expiration Time of the Rights Offering. Although we do not presently intend to do so, we may choose to amend or modify the terms of the Rights Offering for any reason, including, without limitation, in order to increase participation in the Rights Offering.
United States Federal Income Tax Consequences to Holders of ContextLogic common stock
For United States federal income tax purposes, the receipt of subscription rights in this Rights Offering and the exercise of such rights by holders of ContextLogic common stock should generally not be a taxable event. See “Material U.S. Federal Income Tax Consequences.”
Use of Proceeds
We will use the net proceeds from this Rights Offering as partial payment for the purchase price of the US Salt Acquisition. This Rights Offering is conditioned on the confirmation that the conditions to closing of the US Salt Acquisition have been met. See “Use of Proceeds.”
Quotation
ContextLogic common stock is traded on the OTCQB under the symbol “LOGC.” During the Rights Offering Period the subscription rights will remain attached to and trade along with the associated ContextLogic common stock and will not be traded separately from the shares of ContextLogic common stock.
The last reported sale price of ContextLogic common stock on January 15, 2026 was $7.90.
Dividend Policy
None.
No Board Recommendation: Participation
Our Board is not making any recommendation as to whether holders should exercise their subscription rights. Each holder should decide whether to exercise subscription rights based upon such holder’s assessment of its own best interests.
We believe that most of our management and Board members will participate in the Rights Offering.
Procedures for Exercising Subscription Rights
To exercise subscription rights, holders must complete the rights certificate and deliver it to the rights agent together with full payment for all the subscription rights holders elect to exercise under the basic subscription right. Holders may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.
Rights Agent
Equiniti Trust Company, LLC

Information Agent
D.F. King & Co., Inc.
Fees and Expenses
We will pay the fees and expenses related to this Rights Offering.
Risk Factors
Investing in ContextLogic common stock involves a high degree of risk. See “Risk Factors” beginning on page 34 of this prospectus.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL DATA OF THE COMPANY
The following table sets forth the summary financial data of the Company as of and for the periods indicated. The summary consolidated statements of operations data for the years ended December 31, 2024 and 2023 and the summary consolidated balance sheet data as of December 31, 2024 and 2023 have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto incorporated by reference herein. The summary consolidated statements of operations data for the nine months ended September 30, 2025 and 2024 and the summary consolidated balance sheet data as of September 30, 2025 have been derived from and should be read in conjunction with the Company’s unaudited condensed consolidated financial statements and the notes thereto incorporated by reference herein. The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of the Company’s management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and the consolidated financial statements and the related notes incorporated by reference herein.

	As of December 31,		As of September 30,
	2024	2023	2025
	($ in millions, except par value)
Assets
Current assets:
Cash and cash equivalents	$66	$238	$102
Marketable securities	83	144	116
Funds receivable	—	7	—
Prepaid expenses and other current assets	7	21	—
Total current assets	156	410	218
Property and equipment, net	—	4	—
Right-of-use assets	—	5	—
Other assets	—	4	—
Total assets	$156	$423	$218
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$30	$—
Merchants payable	—	74	—
Refunds liability	—	2	—
Accrued liabilities	5	90	—
Total current liabilities	5	196	—
Lease liabilities, non-current	—	6	—
Other liabilities, non-current	—	4	—
Total liabilities	5	206	—
Redeemable non-controlling interest	—	—	77
Stockholders’ equity:
Preferred Stock	—	—	—
Common Stock	—	—	—
Additional paid-in capital	3,481	3,470	3,482
Accumulated other comprehensive loss	—	(7)	—
Accumulated deficit	(3,330)	(3,246)	(3,341)
Total stockholders’ equity	151	217	141
Total liabilities and stockholders’ equity	$156	$423	$218

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2024	2023	2025	2024
	($ in millions, shares in thousands, except per share data)
Revenue	$43	$287	$—	$43
Cost of revenue	36	228	—	36
Gross profit	7	59	—	7
Operating expenses:
Sales and marketing	18	143	—	18
Product development	26	152	—	26
General and administrative	42	92	16	38
Total operating expenses	86	387	16	82
Loss from operations	(79)	(328)	(16)	(75)
Other income, net:
Interest and other income, net	6	16	6	4
Gain on Asset Sale	4	—	—	4
Loss before provision for income taxes	(69)	(312)	(10)	(67)
Provision for income taxes	6	5	—	6
Net loss	(75)	(317)	(10)	(73)
Adjustments attributable to redeemable non-controlling interest	—	—	(4)	—
Net (income) attributable to redeemable non-controlling interest	—	—	(1)	—
Net loss attributable to common stockholders	$(75)	$(317)	$(15)	$(73)
Net loss per share, basic and diluted	$(2.92)	$(13.36)	$(0.57)	$(2.86)
Weighted-average shares used in computing net loss per share, basic and diluted	25,690	23,732	26,532	25,488

SUMMARY CONSOLIDATED FINANCIAL DATA OF US SALT HOLDINGS, LLC
The following table sets forth the summary consolidated financial data of US Salt Holdings, LLC and its subsidiaries as of and for the periods indicated. The summary statements of operations data for the years ended December 31, 2024 and 2023 and the summary balance sheet data as of December 31, 2024 and 2023 have been derived from and should be read in conjunction with US Salt Holdings, LLC’s and its subsidiaries’ audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary statements of operations data for the nine months ended September 30, 2025 and 2024 and the summary balance sheet data as of September 30, 2025 have been derived from and should be read in conjunction with US Salt Holdings, LLC’s and its subsidiaries’ unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as US Salt Holdings, LLC’s and its subsidiaries’ audited consolidated financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of US Salt” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31,		As of September 30,
	2024	2023	2025
	($ in millions)
Assets
Current assets:
Cash and cash equivalents	$7.4	$10.7	$6.1
Accounts receivable, net	13.5	13.4	12.8
Inventories	8.9	7.7	9.3
Prepaid expenses	1.1	1.3	1.4
Total current assets	30.8	33.1	29.5
Non-current assets:
Plant, property and equipment, net	328.1	326.8	322.8
Goodwill	28.1	28.1	28.1
Intangibles, net	18.4	20.1	17.2
Operating lease right-of-use assets	1.6	1.1	1.3
Finance lease right-of-use assets	0.4	0.5	0.4
Other inventories	4.8	4.8	5.6
Total non-current assets	381.4	381.4	375.4
Total assets	$412.2	$414.5	$405.0
Liabilities
Current liabilities:
Accounts payable	$9.1	$8.1	$6.8
Accrued liabilities	5.2	5.7	5.3
Current maturities of long-term debt	2.3	2.3	2.3
Current portion of operating lease liability	0.7	0.5	0.7
Current portion of finance lease liability	0.1	0.1	0.0
Total current liabilities	17.4	16.8	15.2
Non-current liabilities:
Long-term debt, net of current maturities	215.8	222.3	203.6
Long-term portion of operating lease liability	0.9	0.6	0.7
Long-term portion of finance lease liability	0.3	0.4	0.4
Asset retirement obligations	0.8	0.5	0.8
Total liabilities	235.2	240.6	220.6
Member’s Equity
Member’s units, 100 units issued and outstanding	185.4	187.3	182.2
Retained earnings (accumulated deficit)	(8.4)	(13.4)	2.2
Total Member’s Equity	177.0	173.9	184.4
Total Liabilities and Member’s Equity	$412.2	$414.5	$405.0

	Year Ended December 31,		Nine Months Ended September 30, (unaudited)
	2024	2023	2025	2024
	($ in millions)
Revenue	$123.1	$111.1	$98.3	$90.6
Cost of revenue	79.9	73.5	61.1	59.0
Gross profit	43.2	37.6	37.2	31.6
Selling, general and administrative expenses	13.3	12.3	10.5	9.8
Loss due to casualty	—	1.2	—	0.0
Loss on disposal of plant, property and equipment	0.3	0.4	0.0	0.0
Operating Income	29.6	23.7	26.7	20.9
Other Income (Expenses):
Interest expense	(24.4)	(25.7)	(16.2)	(18.7)
Foreign currency loss	(0.1)	(0.1)	0.0	0.0
Net Income (Loss)	$5.0	($2.0)	$10.6	$2.1

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL DATA INFORMATION
The following summary unaudited pro forma condensed combined financial information presents selected elements of our pro forma unaudited condensed combined balance sheet (the “Unaudited Pro Forma Balance Sheet”) and unaudited condensed combined statements of operations (the “Unaudited Pro Forma Statements of Operations”) derived from historical information after giving effect to the US Salt Acquisition, the Backstop Agreements and the Financings, and the pro forma adjustments as set forth in “Unaudited Pro Forma Condensed Combined Financial Information” with Unaudited Pro Forma Balance Sheet data presented as if the US Salt Acquisition, the Backstop Agreements and the Financings were completed on September 30, 2025 and the Unaudited Pro Forma Statements of Operations for the year ended December 31, 2024 and the nine months ended September 30, 2025 presented as if the US Salt Acquisition, the Backstop Agreements and the Financings were completed on January 1, 2024. This pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of what the operating results actually would have been had the US Salt Acquisition been completed on the dates indicated. In addition, the pro forma information does not purport to project our future operating results.
This pro forma financial information should be read in conjunction with our historical consolidated financial statements for the year ended December 31, 2024 and the related notes in our Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2025, each incorporated by reference herein, US Salt’s consolidated financial statements for each of the two years in the period ended December 31, 2024 and the nine months ended September 30, 2025, each together with the related notes, included elsewhere in this prospectus, and the “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of US Salt” and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2025 (In millions of U.S. dollars, except share data)
	Assuming 0% Rights Offering Participation	Assuming 100% Rights Offering Participation
Assets
Current assets
Cash and cash equivalents	$45	$45
Marketable securities	—	—
Prepaid expenses and other current assets	1	1
Accounts receivable	13	13
Inventory	10	10
Total current assets	69	69
Noncurrent assets
Property, plant and equipment	358	358
Goodwill	183	183
Other intangible assets	344	344
Right of use asset	2	2
Other noncurrent assets	6	6
Total noncurrent assets	893	893
Total assets	$962	$962
Liabilities, Redeemable Non-controlling Interest, and Equity
Current liabilities
Accrued liabilities	$31	$31
Accounts payable	7	7
Current portion of lease liability	1	1
Current maturities of long-term debt	2	2
Total current liabilities	41	41

	Unaudited Pro Forma Condensed Combined Balance Sheet As of September 30, 2025 (In millions of U.S dollars, except share data)
	Assuming 0% Rights Offering Participation	Assuming 100% Rights Offering Participation
Noncurrent liabilities
Long-term debt	213	213
Long-term portion of lease liability	1	1
Asset retirement obligation	1	1
Total noncurrent liabilities	215	215
Total liabilities	256	256
Redeemable non-controlling interest	—	—
Total redeemable non-controlling interest	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value	—	—
Common stock, $0.0001 par value	—	—
Additional paid-in capital	3,686	3,850
Accumulated deficit	(3,367)	(3,367)
Total stockholders’ equity	319	483
Equity attributable to non-redeemable non-controlling interests	387	223
Total equity	706	706
Total liabilities, redeemable non-controlling interest, and equity	$962	$962

	Unaudited Pro Forma Condensed Combined Statements of Operations
	For The Year Ended December 31, 2024 (In millions of U.S. dollars, shares in thousands, except per share data)		For The Nine Months Ended September 30, 2025 (In millions of U.S. dollars, shares in thousands, except per share data)
	Assuming 0% Rights Offering Participation	Assuming 100% Rights Offering Participation	Assuming 0% Rights Offering Participation	Assuming 100% Rights Offering Participation
	Pro Forma Combined	Pro Forma Combined	Pro Forma Combined	Pro Forma Combined
Revenue	$123	$123	$98	$98
Cost of revenue	80	80	61	61
Gross profit	43	43	37	37
Operating expenses
Sales and marketing	—	—	—	—
Product development	—	—	—	—
General and administrative	78	78	44	44
Total operating expenses	78	78	44	44
Operating income (loss)	(35)	(35)	(7)	(7)
Interest income (expense), net	(11)	(11)	(8)	(8)
Other income (expense), net
Gain on Asset Sale	4	4	—	—
Total other income (expense), net	4	4	—	—
Income (loss) before provision for income taxes	(42)	(42)	(15)	(15)
Provision for income taxes	—	—	—	—
Net income (loss)	(42)	(42)	(15)	(15)
Adjustments attributable to non-controlling interest	—	—	(4)	(4)
Net loss (income) attributable to non-controlling interest	3	2	(2)	(1)
Net income (loss) attributable to common stockholders	$(39)	$(40)	$(21)	$(20)
Net income (loss) per share attributable to common stockholders, basic and diluted	$(0.89)	$(0.59)	$(0.47)	$(0.29)
Weighted-average shares used in computing net loss per share attributable to common to stockholders, basic and diluted	44,017	67,975	44,859	68,817

SUMMARY OF RISK FACTORS
Participating in this offering involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our common stock. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors” on page 34 of this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, filed with the SEC on March 12, 2025 and April 17, 2025, respectively, in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, filed with the SEC on May 9, 2025, June 30, 2025, filed with the SEC on August 7, 2025, and September 30, 2025, filed with the SEC on October 28, 2025, and in our amended and restated Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 18, 2025, supplemented by the additional definitive proxy materials filed with the SEC on July 3, 2025, and as further updated from time to time by our subsequent filings with the SEC incorporated by reference into this prospectus.
Risks Related to the Rights Offering
•
The closing of this Rights Offering is conditioned on and will not close unless, the conditions to closing of the US Salt Acquisition have been met. The US Salt Acquisition may not be consummated in a timely manner or at all, including if we are unable to raise sufficient funds from the Financings to pay the purchase price under the Purchase Agreement;

•
Stockholders who exercise their subscription rights will be unable to sell or otherwise transfer their shares of ContextLogic common stock associated with the subscription rights until the Rights Offering is completed or terminated, regardless of market conditions or other events, including actions taken, or not taken, by ContextLogic;

•	If a holder participates in this Rights Offering, his, her or its subscription will be generally irrevocable;
•	Holders who do not fully exercise subscription rights will have their ownership interests diluted;
•	The exercise price determined for this Rights Offering is not an indication of the fair value of ContextLogic common stock;
•	This Rights Offering may cause the price of ContextLogic common stock to decrease;
•
We may cancel, amend or modify this Rights Offering at any time prior to the Expiration Time in our sole discretion. Upon a cancellation, neither we nor the rights agent will have any obligation to any holder except to return exercise payments;

•
This Rights Offering does not have a minimum amount of proceeds necessary to close and there can be no assurance that stockholders will choose to exercise their subscription rights up to the maximum amount of the Rights Offering;

•	We have the right to limit the exercise of the subscription rights in this Rights Offering in order to protect our tax attributes;
•	If holders of ContextLogic common stock do not act promptly and follow the subscription instructions, their exercise of subscription rights will be rejected; and
•	We may invest or spend the proceeds in this Rights Offering in our discretion, which may include ways with which holders may not agree and in ways that may not earn a profit.
Risks Related to the US Salt Acquisition, Backstop Agreements and Financings
•	If we consummate the US Salt Acquisition, we and US Salt may incur significant cost, time, effort and attention on integration and the development of necessary support;
•
Beyond the purchase price, potential termination penalties, and the cost of our diligence and preparation associated with the US Salt Acquisition, we will incur significant transaction and integration costs in connection with the US Salt Acquisition and significant fees in connection with any delays in closing;

•
While we satisfy the closing conditions and pursue the Financings for the US Salt Acquisition, we and US Salt will be subject to business uncertainties that could adversely affect our and their businesses. Delays in closing the US Salt Acquisition could exacerbate these uncertainties and adverse effects;

•
If the US Salt Acquisition is completed, as owner, we will operate a substantially larger entity in an industry and locations in which we do not currently operate, subject to additional regulations, risks and uncertainties that we have not previously faced;

•	The market price of ContextLogic common stock after the US Salt Acquisition may be affected by factors different from those affecting our shares currently;
•
Our current debt agreements, the proposed Financings in connection with the US Salt Acquisition and future debt financing arrangements that we or our subsidiaries may enter into otherwise, may contain various covenants that limit our ability to take certain actions and also require us to meet financial maintenance tests;

•	We do not currently control US Salt and will not control US Salt until the completion of the US Salt Acquisition;
•	Impairment of US Salt’s intangible assets could result in significant charges that could adversely impact our future operating results; and
•
The unaudited pro forma condensed combined financial information included in this prospectus is presented for illustrative purposes only and does not represent what the financial position or results of operations of the combined company would have been had the US Salt Acquisition or the Financings been consummated on the dates assumed for purposes of that pro forma information nor does it represent our actual financial position or results of operations following the US Salt Acquisition or the Financings.

Risks Related to Our Business
•	Since the Asset Sale, we have had no material operations and no material sources of operating revenue, which may negatively impact the value and liquidity of ContextLogic common stock;
•	If we are deemed to be an investment company under the ICA, our results of operations could be harmed; and
•	We continue to incur the expense of complying with public company reporting requirements following the closing of the Asset Sale.
Risks Related to the Reorganization, Transfer Restrictions, and the Future Use of NOLs
•	The transfer restrictions may impede or discourage efforts by a third party to acquire us, even if doing so would benefit stockholders;
•	The transfer restrictions may not be enforceable, and an ownership change may occur with the result that the ability to use the NOLs could be severely limited;
•	Future legislation may result in us being unable to realize the benefits of the Company’s tax attributes;
•	We may not be able to make use of the existing tax benefits of the NOLs because we may not generate taxable income; and
•
The IRS could challenge the amount of the NOLs or claim that we experienced an ownership change including in connection with the Rights Offering and Transaction, which could reduce the amount of NOLs that we can use.

Risks Related to US Salt
•	Negative geological conditions could adversely affect results of US Salt’s operations;
•	US Salt’s concentration in salt products limits diversification and amplifies exposure to end-market, regulatory and competitive risks;
•	US Salt is subject to customer concentration, with a limited number of customers accounting for a portion of US Salt’s revenues;
•	US Salt’s operations are concentrated at a single, integrated facility, and US Salt is also dependent on critical equipment;
•
US Salt’s business is capital intensive, and the inability to fund necessary capital expenditures or successfully complete US Salt’s capital projects could have an adverse effect on US Salt’s growth and profitability; and

•	Strikes, other forms of work stoppage or slowdown and other union activities could disrupt US Salt’s business and negatively impact US Salt’s financial results.

RISK FACTORS
Investing in our securities involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the risks described below, before making an investment decision. The following risks are presented as of the date of this prospectus and we expect that these will be updated from time to time in our periodic and current reports filed with the SEC, which may be incorporated herein by reference. Please refer to these subsequent reports for additional information relating to the risks associated with investing in our securities.
The risks and uncertainties described therein and below could materially adversely affect our business, operating results and financial condition, as well as cause the value of our securities to decline. You may lose all or part of your investment as a result. You should also refer to the other information contained in this prospectus, including our financial statements and the notes to those statements, and the information set forth under the caption “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned below. Forward-looking statements included in this prospectus are based on information available to us on the date hereof. We disclaim any intent to update any forward-looking statements. The risks described are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business operations.
In addition to the other information included in this prospectus and the information incorporated by reference herein, including, among others, the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements,” in considering whether to participate in the Rights Offering, you should consider all of the information we have included in this prospectus, and all of the information included in the documents we have incorporated by reference, including in our Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, filed with the SEC on March 12, 2025 and April 17, 2025, respectively, in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, filed with the SEC on May 9, 2025, June 30, 2025, filed with the SEC on August 7, 2025, and September 30, 2025, filed with the SEC on October 28, 2025, and in our amended and restated Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 18, 2025, supplemented by the additional definitive proxy materials filed with the SEC on July 3, 2025 and as further updated from time to time by our subsequent filings with the SEC, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and the risk factors described in the documents incorporated by reference. In addition, you should pay particular attention to the risks described below.
Risks Related to the Rights Offering
The closing of this Rights Offering is conditioned on and will not close unless, the conditions to closing of the US Salt Acquisition have been met. The US Salt Acquisition may not be consummated in a timely manner or at all, including if we are unable to raise sufficient funds from the Financings to pay the purchase price under the Purchase Agreement.
The closing of the US Salt Acquisition is subject to certain customary closing conditions, including, among other things: (a) (i) each of the Fundamental Representations (as defined in the Purchase Agreement) and Buyer Fundamental Representations (as defined in the Purchase Agreement) shall be true and correct in all but de minimis respects as of the Closing Date of the Purchase Agreement and (ii) all of the other representations and warranties of the Buyer Parties (as defined in the Purchase Agreement) and Seller Parties (as defined in the Purchase Agreement) under the Purchase Agreement shall be true and correct as of the Closing Date of the Purchase Agreement. While the US Salt Acquisition is not contingent upon the consummation of any financing arrangement by us or our subsidiaries, we presently intend to use our currently available cash to fund only a portion of the cash purchase price. We plan to finance the remainder of the cash purchase price through a combination of the proceeds from this Rights Offering, with the potential to use various backstops from the Backstop Investors as set forth in the Backstop Agreements. We have commitments in place for certain of these other Financings, including the Debt Commitment Letter, with Holdings and the two institutional investors, in order to fund the US Salt Acquisition purchase price. However, we may fail to meet the conditions of the necessary Financing or we may fail to raise sufficient proceeds to fund the full cash purchase price. Therefore, there can be no assurance that we will be able to raise the necessary funds in a timely fashion in order to close the US Salt Acquisition, or at all.
This Rights Offering is conditioned on and will not close unless, the conditions to closing of the US Salt Acquisition have been met. If the conditions to closing of the US Salt Acquisition are not met for any reason, this Rights Offering will not close, and subscribing holders will not be issued additional shares and will not be paid interest or penalty fees on such holders’ subscription amounts.

Stockholders who exercise their subscription rights will be unable to sell or otherwise transfer their shares of ContextLogic common stock associated with the subscription rights until the Rights Offering is completed or terminated, regardless of market conditions or other events, including actions taken, or not taken, by ContextLogic.
Stockholders who exercise their subscription rights in the Rights Offering and are current stockholders are required to deliver to the subscription agent their shares of ContextLogic common stock “stapled” to such subscription rights, to be held in a suspense account until after the Expiration Time. Therefore, if you exercise your subscription rights, you will be unable to sell or otherwise transfer the shares of ContextLogic common stock “stapled” to such subscription rights during the Rights Offering, even if you are only exercising a portion of the subscription rights attached to such shares. The shares of ContextLogic common stock associated with the subscription rights to purchase shares of ContextLogic common stock in the Rights Offering are not transferable until the Rights Offering is completed or terminated. If you exercise your subscription rights, you may not be able to resell shares of ContextLogic common stock purchased by exercising your subscription rights, regardless of market conditions or other events, including actions taken, or not taken, by ContextLogic until you, or your custodian bank, broker, dealer, or other nominee, if applicable, have received those shares.
Moreover, you will have no rights as a stockholder in respect of the shares you purchased in the Rights Offering until we issue the shares to you. Although we will endeavor to issue the shares as soon as practicable after completion of the Rights Offering, including after all necessary calculations have been completed, there may be a delay between the Expiration Time of the Rights Offering and the time that the shares are issued. As a result, the market price of ContextLogic common stock could decline while your ability to exit your position is constrained, and you could lose some or all of your investment in the Company.
If a holder participates in this Rights Offering, his, her or its subscription will be generally irrevocable.
Factors that could affect our stock price include operational issues, general market trends, business interruptions, changes in investor perception of the US Salt Acquisition, the Financings or the Company generally, any delays or changes in connection with the US Salt Acquisition or the Financings, unanticipated financial results or defaults on indebtedness.
The closing of this Rights Offering is conditioned upon, and will not close unless, the conditions to closing of the US Salt Acquisition have been met, and holders who participate in the Rights Offering must subscribe in a timely manner prior to the Expiration Time. Further, any exercise of subscription rights is irrevocable, except in the limited instance in which we extend the expiration of the Rights Offering by more than 30 days or if we make a fundamental change to the terms of the Rights Offering. We will not pay interest on funds delivered to the rights agent pursuant to the exercise of subscription rights.
There can be no assurance that the market price of ContextLogic common stock will not decline after a subscribing holder elects to exercise his, her or its subscription rights. If that occurs, such holder may have committed to buy shares of ContextLogic common stock in this Rights Offering at a price greater than the then-current market price, and such holder could have an immediate unrealized loss. Moreover, there can be no assurance that following the exercise of a holder’s subscription rights, such holder will be able to sell his, her or its ContextLogic common stock at a price equal to or greater than the exercise price. Until shares are delivered upon the expiration of the Rights Offering, no subscribing holder will be able to sell the shares of ContextLogic common stock that he, she or it subscribes for in the Rights Offering.
Holders who do not fully exercise subscription rights will have their ownership interests diluted.
If this Rights Offering is fully subscribed, this Rights Offering will result in our issuance of approximately 14,375,000 shares, or 53.49 % of ContextLogic common stock as of January 15, 2026. Any holder who chooses not to fully exercise subscription rights prior to the Expiration Time of the Rights Offering will have his, her or its relative ownership interest in the Company diluted. In addition, the potential relative ownership interest of any holder of currently convertible, exercisable or other derivative securities, including stock options, restricted stock or restricted stock units will be diluted to the extent such holders do not exercise those securities prior to the Effective Date. Further, a holder of subscription rights who does not exercise the subscription rights prior to the Expiration Time will lose any value in the subscription rights.

Holders in California and other states will not be able to exercise subscription rights unless we are able to qualify the offer and sale of the subscription rights and ContextLogic common stock in those states.
We have applied for qualification of this Rights Offering with certain state securities commissions, including the State of California. There is no assurance that we will be able to qualify the offer and sale of the subscription rights and ContextLogic common stock in those states. If we are unable to obtain qualification prior to the Expiration Time, holders located in those states will not be able to exercise their subscription rights in this Rights Offering or may be otherwise restricted in their participation. Even if we obtain qualification, we may be unable to do so sufficiently in advance of the Expiration Time so that all required documents and payment are received by the rights agent prior to the Expiration Time. Holders who are unable to exercise their subscription rights will not have any value in the subscription rights and will have their relative ownership interest in the Company diluted.
The exercise price determined for this Rights Offering is not an indication of the fair value of ContextLogic common stock.
The exercise price for the Rights Offering was determined based on determination of our management and Board, as assisted by our financial advisors, which provided that the exercise price equal $8.00 per share. Therefore, the exercise price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of ContextLogic common stock to be offered in the Rights Offering. The Company cannot give any assurance that ContextLogic common stock will trade at or above the exercise price in any given time period. After the date of this prospectus, ContextLogic common stock may trade at prices above or below the exercise price.
This Rights Offering may cause the price of ContextLogic common stock to decrease.
The announcement of this Rights Offering and its terms, including the exercise price, together with the number of shares of ContextLogic common stock we could issue if the Rights Offering is completed, may have prompted, and may continue to result in, a decrease in the trading price of ContextLogic common stock. This decrease may continue after the completion of the Rights Offering. If that occurs, any purchase of shares of ContextLogic common stock in the Rights Offering may be at a price greater than the prevailing trading price. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could depress the market price of ContextLogic common stock.
We may cancel, amend or modify this Rights Offering at any time prior to the Expiration Time in our sole discretion. Upon a cancellation, neither we nor the rights agent will have any obligation to any holder except to return exercise payments.
We may, in our sole discretion, decide not to continue with the Rights Offering or cancel the Rights Offering prior to the Expiration Time. If the Rights Offering is cancelled, we will issue a press release notifying stockholders of the cancellation and all subscription payments received by the rights agent will be returned, without interest, as soon as practicable.
Further, although we do not presently intend to do so, we reserve the right to amend or modify the terms of this Rights Offering in our sole discretion for any reason, including, without limitation, in order to increase participation in the Rights Offering. If we should make any fundamental changes to the terms set forth in this prospectus including a change in the exercise price or number of shares of ContextLogic common stock purchasable by a subscription right, we will file a revised prospectus, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC. In addition, upon such event, we may extend the Expiration Time of this Rights Offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this Rights Offering and the new Expiration Time. The terms of the Rights Offering cannot be modified or amended after the Expiration Time.
This Rights Offering does not have a minimum amount of proceeds necessary to close and there can be no assurance that stockholders will choose to exercise their subscription rights up to the maximum amount of the Rights Offering. As a result, even if a holder exercises subscription rights, we may require additional capital and may need to rely upon the backstop arrangements to fund the US Salt Acquisition.
There can be no assurance that our stockholders will exercise their subscription rights. There is no minimum amount of proceeds required to complete this Rights Offering, but the Company does need the proceeds of this Rights Offering, the Backstop Agreements, and the Financings, in order to finance the US Salt Acquisition. In addition, all exercises of subscription rights are irrevocable, even if a holder later learns information that he, she or it would consider to be unfavorable to the exercise of subscription rights and even if the Rights Offering is extended up to 30 days by our Board. If a holder exercises the basic subscription right, but we do not raise the desired amount of capital in this Rights Offering to finance the US Salt Acquisition, we will need to rely on the Backstop Agreements, each as further discussed in “The US Salt Acquisition, Backstop Agreements and Financings—The Financing Arrangements,” to supply the additional necessary capital for the US Salt Acquisition.
We have the right to limit the exercise of the subscription rights in this Rights Offering in order to protect our tax attributes.
ContextLogic’s Certificate of Incorporation allows us to impose transfer restrictions on persons who own, or as a result of any transaction would own, 4.9% or more of ContextLogic common stock. We reserve the right to limit or reject any exercise of subscription rights, in whole or in part, to the extent that the exercise of some or all of a holder’s subscription in this Rights Offering may result in a holder becoming a 4.9% or greater stockholder, any existing 4.9% stockholder acquiring additional shares, or certain transfers of any shares by any stockholder owning 4.9% or more of ContextLogic common stock. In addition, holders may be required to provide certain information concerning their share ownership in order to help us enforce these restrictions.
If holders of ContextLogic common stock do not act promptly and follow the subscription instructions, their exercise of subscription rights will be rejected.
Holders of ContextLogic common stock that desire to purchase shares in this Rights Offering must act promptly to ensure that all required forms and payments are actually received by the rights agent prior to the Expiration Time. Any beneficial owner of shares must act promptly to ensure that his, her or its broker, dealer, custodian bank or other nominee acts for such holder and that all required forms and payments are actually received by the rights agent prior to the Expiration Time. We are not responsible if a holder’s broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the rights agent prior to the Expiration Time. If a holder fails to complete and sign the required subscription forms, sends an incorrect payment amount or otherwise fails to follow the subscription procedures that apply to an exercise in the Rights Offering prior to the Expiration Time, the rights agent will reject such subscription or accept it only to the extent of the payment received. Neither we nor our rights agent undertakes to contact any holder concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.
We may invest or spend the proceeds in this Rights Offering in our discretion, which may include ways with which holders may not agree and in ways that may not earn a profit.
We intend to use the net proceeds from this Rights Offering and the other Financings to pay expenses incurred in connection with the US Salt Acquisition and to pay the purchase price under the Purchase Agreement. However, we will retain discretion over the use of the net proceeds from this Rights Offering and, in the event that we raise amounts in excess of the amount necessary to pay expenses incurred in connection with the US Salt Acquisition and pay the purchase price under the Purchase Agreement, we may use such proceeds for financing future acquisition opportunities, working capital and capital expenditures. Stockholders may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.
Risks Related to the US Salt Acquisition, Backstop Agreements, and Financings
If we consummate the US Salt Acquisition, we and US Salt may incur significant cost, time, effort and attention on integration and the development of necessary support. These may hinder our ability to realize the expected benefits of the US Salt Acquisition.
We are a company that has recently exited the operation of our e-commerce business and other historical operations due to the Asset Sale. Accordingly, US Salt represents a significantly larger operating business than the Company. US Salt maintains its own sales, marketing, product development, manufacturing and other administrative teams, legal, purchasing, information technology (“IT”), tax and certain other financial and operating services such as human resources (“HR”), insurance and treasury. US Salt will continue to operate independently from ContextLogic until closing of the US Salt Acquisition.
While we intend to operate US Salt predominantly as a stand-alone business with substantially the same organizational structure, operations, management team, employees and locations as are presently used in US Salt, the success of the US

Salt Acquisition will substantially depend on our ability to incorporate US Salt into the Company and support its business needs, as well as to effectively manage this significantly larger business. Such challenges include (i) the integration of US Salt into our accounting reporting system and functions, (ii) the development, adaptation and maintenance of the operating and administrative support systems historically provided by US Salt on which US Salt has relied, including legal, purchasing, IT, tax, HR, insurance and treasury, and (iii) the ability of US Salt and management to adapt to our policies, procedures and support systems.
If the US Salt Acquisition is consummated, incorporation of, and development of the necessary support for, US Salt could be a lengthy process, requiring substantial expenditures by the Company, as well as significant time, effort and attention from the management teams and key employees of both the Company and US Salt. Such demands could divert needed resources from both businesses. Further, these challenges could result in the loss of key employees, disruption of the ongoing businesses and relationships with customers, suppliers and other third parties, diversion of management and corporate attention to integration issues, tax costs and inefficiencies, and inconsistencies in standards, controls, IT systems, accounting systems, procedures, policies, Sarbanes-Oxley controls and other administrative systems. If any of these factors limit our ability to integrate US Salt successfully or on a timely basis, we may not achieve the strategic, operational, financial and other benefits anticipated to result from the US Salt Acquisition to the fullest extent, on a timely basis or at all.
Beyond the purchase price, potential termination penalties, and the cost of our diligence and preparation associated with the US Salt Acquisition, we will incur significant transaction and integration costs in connection with the US Salt Acquisition and significant fees in connection with any delays in closing.
In addition to the purchase price, we will incur significant transaction costs in connection with the US Salt Acquisition, the Backstop Agreement and the Financings. Among these costs are fees or reimbursement of expenses under each of the Backstop Agreements and the Financings, including, notably, commitment, funding, duration, agency, and administration fees to the parties providing the Backstop Agreements and the Financings. Significant costs have been incurred and are expected to be incurred prior to the closing of the US Salt Acquisition, including related to legal, accounting, diligence and other transaction fees and expenses.
There can be no assurance that the conditions to closing set forth in the Purchase Agreement or each of the Financings will be met or waived on the applicable timelines, or at all. As a result, we or our affiliates may incur significant costs or interest associated with any delays. Further, any delay in the closing of the US Salt Acquisition will increase the related transaction costs. The substantial majority of these costs will be nonrecurring expenses related to the US Salt Acquisition.
While we satisfy the closing conditions and pursue the Financings for the US Salt Acquisition, we and US Salt will be subject to business uncertainties that could adversely affect our and their businesses. Delays in closing the US Salt Acquisition could exacerbate these uncertainties and adverse effects.
Uncertainty about the effect of the US Salt Acquisition on the employees and customers of both the Company and US Salt may have an adverse effect on us and US Salt and, consequently, on the combined company. Although we and US Salt intend to take actions to reduce any adverse effects during the time period before closing, these uncertainties may impair our and their ability to attract, retain and motivate key personnel until the US Salt Acquisition is completed and for a period of time thereafter. These uncertainties could cause customers, suppliers and others that deal with US Salt, and to a lesser degree, our business, to seek to change existing business relationships with the two companies. Alternately, it could cause third parties who are considering doing business with us or US Salt to delay taking action until the outcome of the US Salt Acquisition or the Financings is known. Employee retention could be reduced during the pendency of the US Salt Acquisition, as employees of the Company or US Salt may experience uncertainty about their future roles with the combined company. If, despite retention and business partner management efforts, we or US Salt lose key employees or customer/supplier relationships because of concerns relating to the uncertainty and difficulty of the integration process or a desire not to remain with the combined company, the business, operations, prospects and financial results of the combined company could be harmed.
If the US Salt Acquisition is completed, as owner, we will operate a substantially larger entity in an industry and locations in which we do not currently operate, subject to additional regulations, risks and uncertainties that we have not previously faced. These could exceed our expectations and have a negative impact on our financial condition and results of operations.
If the US Salt Acquisition is consummated, the size of the Company and our primary operating segment following the transaction will change substantially compared with our current operations. As a result, any risk or uncertainty that is significant to US Salt, including those discussed below under “— Risks Related to US Salt,” will also be significant to us and have a negative effect on our financial condition and results of operations.
If US Salt is unable to maintain compliance with U.S. federal, state and non-U.S. regulatory requirements, we could incur substantial costs, including fines, civil penalties and criminal sanctions, or costs associated with upgrades to improve facilities or changes in manufacturing processes in order to achieve and maintain regulatory compliance. While we intend to operate US Salt largely as a stand-alone business, our results of operations, financial condition and stock price will largely depend on how US Salt can handle its business risks and uncertainties. These risks and uncertainties may exceed our expectations, and it may take time for us to mitigate them.
The market price of ContextLogic common stock after the US Salt Acquisition may be affected by factors different from those affecting our shares currently.
Our current business differs significantly from US Salt in several ways, including size, industry, geographic area, and applicable regulations. As a result, if the US Salt Acquisition is consummated, the results of operations of the combined company and the market price of shares of ContextLogic common stock may be affected by factors different from those currently affecting our independent results of operations.
The US Salt Acquisition may not be accretive to earnings and if not accretive, may cause dilution to our earnings per share.
We currently anticipate that the US Salt Acquisition will be accretive to our adjusted earnings per share in the first complete fiscal year following its consummation. This expectation is based on our preliminary estimates, which may change materially. We may encounter additional or unforeseen transaction and integration-related costs, or we may fail to realize all of the anticipated benefits of the US Salt Acquisition. Any of these factors could cause a decrease in our adjusted earnings per share or decrease or delay the expected accretive effect of the US Salt Acquisition and contribute to a decrease in the price of ContextLogic common stock.
Our acquisition of US Salt may expose us to unknown or contingent liabilities for which we will not be adequately indemnified.
The entities that we will acquire in the US Salt Acquisition may have unknown or contingent liabilities, including liabilities for failure to comply with environmental and other laws and regulations, and for litigation or other claims. The Purchase Agreement does not include indemnification provisions and, generally, US Salt will not be obligated to indemnify us. Based on these provisions we may incur material liabilities for the past activities of US Salt. Such liabilities and related legal or other costs and/or resulting reputational damage could negatively impact our business, financial condition and results of operations.
The proposed Financings in connection with the US Salt Acquisition and future debt financing arrangements that we or our subsidiaries may enter into otherwise, may contain various covenants that limit our ability to take certain actions and also require us to meet financial maintenance tests. Failure to comply with these limits could have a material adverse effect on our operations, business and financial results.
US Salt will have additional borrowing capacity under the Financings to finance a portion of the US Salt Acquisition. Interest costs related to this indebtedness will be substantial. The facilities pursuant to the Financings and the instruments governing our other future indebtedness contain, or will contain, certain customary restrictions, covenants, provisions for mandatory repayment upon the occurrence of certain events, and provisions for events of default that will require us or US Salt to satisfy certain financial tests and maintain certain financial ratios, restrict our or US Salt’s ability to engage in specified types of transactions, and otherwise limit the distributions of funds from US Salt to us. This overall leverage and the terms of our financing arrangements could:
•	limit the ability to pay dividends;
•	make it more difficult to satisfy obligations under the terms of this indebtedness;
•	limit the ability to refinance this indebtedness on terms acceptable to US Salt or us, or at all;
•
limit the flexibility to plan for and adjust to changing business and market conditions in the industries in which we or US Salt operate and increase the vulnerability to general adverse economic and industry conditions;

•
require the dedication of a substantial portion of cash flow to make interest and principal payments on such debt, thereby limiting the availability of cash flow to distribute to us or to fund future acquisitions, working capital, business activities, and other general corporate requirements;

•	restrict sales of key assets;
•	limit the ability to substantially change our business or enter into new lines of business;
•
limit the ability to obtain additional financing for working capital, to fund growth or acquisitions or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward; or

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.
In addition, the restrictive covenants pertaining to the Facilities and certain other indebtedness would or could require us to maintain specified financial ratios and satisfy other financial conditions and tests. Our ability to meet those financial ratios, conditions and tests will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control. A breach of any of these covenants could result in a default under the instruments governing our indebtedness.
With respect to the US Salt Acquisition, if consummated, challenges with integration, the industry, operations and other business, market and acquisition-related risks, as well as various uncertainties and events beyond our control, could affect our ability to comply with such restrictions and covenants. Failure to comply with any of the restrictions and covenants in our existing or future financing arrangements could result in a default under those arrangements and under other arrangements containing cross-default provisions.
Upon the occurrence of an event of default under any such financing arrangement, the relevant lenders could assess increased interest rates, accelerate the maturity of the debt or foreclose upon any collateral securing the debt. In this event, we may lack sufficient funds or other resources to satisfy all of our obligations. In addition, any limitations imposed by financing agreements on our ability to incur additional debt or to take other actions could significantly impair our ability to obtain other financing.
We do not currently control US Salt and will not control US Salt until the completion of the US Salt Acquisition.
We will not control US Salt unless and until the US Salt Acquisition is completed. The Purchase Agreement imposes certain customary limitations on how US Salt may be managed while the US Salt Acquisition is pending, but there can be no assurance that US Salt will be operated in the same way as it would be under our control.
Impairment of US Salt’s intangible assets could result in significant charges that could adversely impact our future operating results.
Although we presently have only modest intangible assets, US Salt is expected to have significant intangible assets, including goodwill, which are susceptible to impairment charges as a result of changes in various factors or conditions. As has been our past practice with our other operating subsidiaries, we will assess the potential impairment of goodwill and indefinite-lived intangible assets on an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may exceed fair value. We will assess finite-lived intangible assets whenever events or changes in circumstances indicate that the carrying value may exceed fair value. Adverse changes in the operations of our businesses or other unforeseeable factors could result in an impairment charge in future periods that could adversely impact our results of operations and financial position in that period.
The unaudited pro forma financial information included in this prospectus is presented for illustrative purposes only and does not represent what the financial position or results of operations of the combined company would have been had the US Salt Acquisition or the Financings been consummated on the dates assumed for purposes of that pro forma information nor does it represent our actual financial position or results of operations following the US Salt Acquisition or the Financings.
The unaudited pro forma financial information contained in this prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates, is subject to numerous other uncertainties and does not necessarily reflect what our financial position or results of operations would have been had the US Salt Acquisition or the Financings been consummated as of the dates assumed for purposes of that pro forma financial information nor does it reflect our financial position or results of operation following the US Salt Acquisition or the Financings. The pro forma adjustments included in the pro forma financial information related to US Salt are based on the preliminary information available to our management at the time of the preparation of this document. For purposes of the unaudited pro forma financial information, the estimated purchase price under the Purchase Agreement has been preliminarily allocated to the assets acquired and liabilities assumed based on limited information presently available to us to estimate fair values. The purchase price will be allocated among the relative fair values of the assets acquired and liabilities assumed based on their estimated fair values as of the closing of the US Salt Acquisition. The final allocation is dependent upon certain valuations and other analyses that cannot be completed prior to closing of the US Salt Acquisition. The actual amounts may differ materially from the information presented in the accompanying unaudited pro forma financial information.
Additionally, the unaudited pro forma financial information does not reflect the cost of any integration activities nor does it include any other items not expected to have a continuing impact on the consolidated results of operations. Further, the unaudited pro forma financial information does not reflect any increases to our selling, general and administrative expenses that may result from our ownership of US Salt. The unaudited pro forma financial information has also been prepared on the assumption that the US Salt Acquisition and the Financings will be completed on the terms and in accordance with the assumptions set forth under “Unaudited Pro Forma Condensed Combined Financial Information” included in this prospectus. The purchase price and the terms of the US Salt Acquisition and the terms of the Financings may change, perhaps substantially, from those reflected in this prospectus and, because this Rights Offering and certain of the other Financings are not contingent upon completion other Financings, it is possible that one or more of the Financings will not be completed. See “Unaudited Pro Forma Condensed Combined and Consolidated Financial Information” in this prospectus and the consolidated financial statements of the Company and the combined and consolidated financial statements of US Salt included elsewhere in this prospectus.
The actual financial position and results of operations of each of the Company and US Salt prior to the US Salt Acquisition and that of the Company following the US Salt Acquisition may not be consistent with, or evident from, the unaudited pro forma financial information included in this prospectus. In addition, the assumptions or estimates used in preparing the unaudited pro forma financial information included in this prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market or assumed public offering price of ContextLogic common stock, the size of any of the Financings, the amount of funding of each of the facilities of the Financings, the amount of net proceeds generated by this Rights Offering, or the cost of the US Salt Acquisition (whether as a result of contractual purchase price adjustments or otherwise) from those assumed for purposes of preparing the pro forma financial information may cause a significant change in the pro forma financial information. The pro forma adjustments for the US Salt Acquisition do not include any adjustments to the purchase price that may occur pursuant to the Purchase Agreement, and any such adjustments may be material.
Although the unaudited pro forma financial information included in this prospectus includes disclosures that are intended to assist holders in quantifying the impact of changes in the number of shares of ContextLogic common stock that may be issued in this Rights Offering, and the assumed interest rate on each of the facilities of the Financings on that pro forma information, those disclosures do not address any changes in the size of this Rights Offering or any of the other Financings and therefore may not be adequate to allow holders to quantify the impact of all of the changes that may occur in the terms of this Rights Offering or the other Financings.
Risks Related to Our Business
Since the Asset Sale, we have had no material operations and no material sources of operating revenue, which may negatively impact the value and liquidity of ContextLogic common stock.
Since the closing of the Asset Sale, we have not had any revenue generated through operations. Until we engage in a strategic acquisition for a revenue generating business, we will have no material sources of operating revenue other than interest income on our marketable securities and cash and cash equivalents and revenue from US Salt’s business as a result of the Transaction. Although the strategic alternatives under evaluation by our Board include funding, at least in part, the acquisition of businesses or assets, there can be no guarantee that suitable assets will be available for us to purchase or that any assets acquired will generate the revenues anticipated or any revenue at all. A failure by us to secure additional sources of revenue could negatively impact the value and liquidity of ContextLogic common stock.
If we are deemed to be an investment company under the ICA, our results of operations could be harmed.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the “ICA”), a company generally will be deemed to be an “investment company” for purposes of the ICA if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. By virtue of acquiring controlling interests in subsidiary operating companies (including US Salt), we expect to hold less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) in “investment securities”. However, if we were obligated to register as an “investment company,” we would have to comply with a variety of substantive requirements under the ICA that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating and compliance costs, could make it impractical for us to continue our business as contemplated, and would have an adverse effect on our results of operations.
We continue to incur the expense of complying with public company reporting requirements following the closing of the Asset Sale.
Since the Asset Sale was consummated, we have continued, and will continue, to be required to comply with the applicable reporting requirements of the Exchange Act, and such compliance with such reporting requirements is economically burdensome and requires our management’s time and attention.
As a public company, we incur substantial legal, accounting, and other expenses. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC.
In addition, as a public company, our management and other key personnel must divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act.
As a result of our obligations as a public company, we may be subject to threatened or actual litigation, including by stockholders and competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
We have been, and may in the future be, involved in litigation matters or other legal proceedings that are expensive and time consuming.
We have been, and may in the future be, involved in litigation matters, including class action lawsuits. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation, loss of rights, or adverse changes to our offerings or business practices. Any of these results could adversely affect our business. In addition, defending claims is costly and can impose a significant burden on our management.
Additionally, the market price of ContextLogic common stock has been and may continue to be volatile. As a result, we have been named in lawsuits, and may be subject to both ongoing litigation and other requests related to our stock price/performance and/or performance and independence of our Board.
We are currently party to three putative class action lawsuits that were filed in the U.S. District Court for the Northern District of California against the Company, its directors, certain of its officers and the underwriters named in its initial public offering (“IPO”) registration statement alleging violations of securities laws based on statements made in its registration statement on Form S-1 filed with the SEC in connection with its IPO and seeking monetary damages and that have been coordinated and consolidated (the “IPO Case”). In May 2022, the Court appointed lead plaintiffs, who subsequently filed an amended consolidated class action complaint pursuant to Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act and in April 2023, the plaintiffs filed a first amended consolidated class action complaint and asserted only claims made under Sections 11 and 15 of the Securities Act. The Court dismissed this complaint in December 2023 with leave to amend. In February 2024, the plaintiffs filed a second amended consolidated class action complaint, which Defendants have moved to dismiss. In August 2024, the Court granted the motion to dismiss without leave to amend and with prejudice. In September 2024, plaintiffs filed a motion to alter judgment noticed for hearing in January 2025. In February 2025, the court denied the plaintiffs’ motion to alter judgment.
In addition, in August 2021, a shareholder derivative action purportedly brought on behalf of the Company, Patel v. Szulczewski, was filed in the U.S. federal court alleging that the Company’s directors and officers made or caused the Company to make false and/or misleading statements about the Company’s business operations and financial prospects in various public filings. This matter is stayed pending certain motion practice in the IPO Case.
We cannot predict the outcome of these cases at this time, and we may continue to be the target of securities litigations, and/or may receive other civil and regulator inquiries and requests, in the future. Securities litigation or inquiries or investigations against us could result in substantial costs and divert our management’s attention from other business concerns, which could adversely affect our business, results of operation, and/or reputation.
We depend upon our subsidiary, Holdings, for our cash flows and we may not have sufficient cash flows or cash on hand to satisfy our obligations, or we may not be able to effectively manage our business.
In connection with the investment by BCP in March 2025, we contributed $146 million to Holdings (the “Parent Cash Contribution”) in exchange for Common Units in Holdings. Following the Parent Cash Contribution, almost all of our cash is held by Holdings. Consequently, our cash flows and our ability to meet our obligations, including our expenses as a publicly traded company, depend upon the cash flows of Holdings and the payment of funds by Holdings to us in the form of distributions or otherwise. Any failure to receive distributions from Holdings when needed could have a material adverse effect on our business, results of operations or financial condition.
Our subsidiary, Holdings, is subject to certain restrictions under its Amended and Restated Limited Liability Company Agreement (the “A&R LLCA”), which could affect our ability to execute our operational and strategic objectives.
Legal and contractual restrictions in the agreements governing Holdings, such as the A&R LLCA, as well as its financial condition and operating requirements, may limit the ability of Holdings to make distributions to the Company. Holdings is and will be separate a legal entity, and although it is controlled by us, it has no obligation to make any funds available to us, whether in the form of loans, distributions or otherwise, except as set forth in the A&R LLCA. The ability of Holdings to distribute cash to us will also be subject to, among other things, restrictions that are contained in the A&R LLCA, availability of sufficient funds and applicable state laws and regulatory restrictions. With certain exceptions, holders of Preferred Units have priority as to the distribution of cash and assets of Holdings over our claims. To the extent the ability of Holdings to make distributions or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business or fund dividends, redemptions or repurchases.
The holders of the Preferred Units have rights, preferences and privileges in Holdings that are not held by, and are preferential to, the rights of the Company. Holdings may be required, under certain circumstances, to repurchase the outstanding Preferred Units for cash, and such obligations could adversely affect our liquidity and financial condition.
For so long as the initial holder of Preferred Units, including BCP’s purchase of additional Preferred Units pursuant to the BCP Backstop Agreement, or its permitted transferees, holds any Preferred Units, such holder has certain approval rights relating to, among other things, the operation of Holdings, acquisitions and dispositions of assets, affiliate transactions, the incurrence of indebtedness and the issuance of securities or other instruments. These approval rights could limit Holdings’ ability to implement future strategic objectives. The preferential rights could also result in divergent interests between us as a holder of Common Units and the holders of the Preferred Units.
Risks Related to our Business Plan and Future Operations
We may face difficulties or delays or be unsuccessful in a search to acquire additional operating businesses or assets, and we may expend significant time and capital on a prospective business or asset acquisition that is not ultimately consummated.
Our Board is evaluating strategic alternatives, including the potential to use the Post-Closing Cash for acquiring assets or a business. The investigation of any specific target assets or a business and any subsequent negotiation and drafting of related agreements, SEC disclosure and other documents would require substantial amounts of management’s time and attention and material additional costs in connection with outsourced services from accountants, attorneys and other professionals. We would likely expend significant time and resources searching for, conducting due diligence on, and negotiating transaction terms in connection with a proposed asset or a business acquisition that may not ultimately come to fruition. Unanticipated issues which may be beyond our control or that of the seller of the applicable assets or business may arise that force us to terminate discussions with a target company, such as the target’s failure or inability to provide adequate documentation to assist in our investigation, a party’s failure to obtain required waivers or consents to consummate the transaction as required by the inability to obtain the required audits, applicable laws, charter documents and agreements, the appearance of a competitive bid from another prospective purchaser, or the seller’s inability to maintain its operations for a sufficient time to allow the transaction to close. Such risks are inherent in any search for new assets or a business and investors should be aware of them before investing in an enterprise such as ours and we can provide no assurance that we will be successful in our efforts to acquire assets or a revenue producing business.
We expect to face intense competition in our search for additional assets or a revenue-producing business to combine with or acquire. Other parties, such as private equity and venture capital firms, larger companies, and other strategic investors, may have greater capital or human resources than we do and/or more experience in a particular industry within which we choose to search. These competitors may have a certain amount of liquid cash available to take advantage of favorable market conditions for a prospective asset or business purchase. Any delay or inability to locate, negotiate and enter into an asset or business acquisition as a result of any disadvantages we have relative to those other potential purchasers could cause us to lose valuable business opportunities to those other potential purchasers, which would have a material adverse effect on our business plan and results of operations. Moreover, economic factors that are beyond our control, including inflation and higher interest rates and economic uncertainty, as well as geopolitical instability may hinder our ability to locate and obtain assets or a business on terms that are favorable to us.
In addition, we have limited capital, and we may not be able to take advantage of any available business opportunities on favorable terms or at all. There can be no assurance that we will have sufficient capital or be able to raise additional capital to provide us with the necessary funds to successfully acquire assets or a business we deem to be appropriate or necessary to accomplish our objectives, in which case we may be forced to terminate our efforts to acquire assets or a revenue producing business and your investment in ContextLogic common stock could be materially and adversely impacted. In addition, any debt financing that we may secure in connection with an acquisition, could result in additional operating and financial covenants that would limit or restrict our ability to take certain actions. There is no guarantee that financing would be available to us in amounts or on terms acceptable to us, if at all.
If we are not successful in acquiring assets or a new business and generating material revenues, investors may lose their entire investment.
If we are not successful in acquiring assets or a new business through which to implement it, our investors’ entire investment in ContextLogic common stock could be materially and adversely affected. Even if we are successful in acquiring the assets of an operating entity, we can provide no assurances that we will be able to generate material revenue therefrom in the short-term or at all or that investors will derive a profit from their investment. If we are not successful, our investors may lose their entire investment.
We may attempt to complete an acquisition with a private target company about which little information is available, and such target entity may not generate revenue as expected or otherwise be compatible with us as expected.
In pursuing our search for additional assets or a business to acquire, we may seek to complete a business acquisition with a privately-held company or acquire assets from a privately-held company. Very little public information generally exists about private companies, and the only information available to us prior to making a decision may be from documents and information provided directly to us by the target company in connection with the transaction. Such documents or information or the conclusions we draw therefrom could prove to be inaccurate or misleading. As such, we may be required to make our decision on whether to pursue a potential asset or business acquisition based on limited, incomplete or faulty information, which may result in our subsequent operations generating less revenue than expected, which could materially harm our financial condition and results of operations.
When evaluating the desirability of a potential business acquisition, our ability to assess the target business’s management may be limited due to a lack of time, resources or information. Our management’s assessment of the capabilities of the target’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities expected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company or assist with their former entity’s merger or combination into ours, the operations and profitability of the post-acquisition business may be negatively impacted, and our stockholders could suffer a reduction in the value of their shares.
Our business could suffer if we are unsuccessful in making, integrating, and maintaining any future acquisitions and investments.
We may acquire assets, businesses or technologies in the future. Integrating an acquired asset, business or technology is difficult and can be risky. These potential and completed transactions create risks such as:
•
the risks associated with assuming liabilities related to the activities of the acquired business before and after the acquisition, including liabilities for violations of laws and regulations, commercial disputes, cyberattacks, taxes, and other matters; and

•	the difficulty of integrating new assets, businesses and technologies into our infrastructure.
Acquisitions also may require us to spend a substantial portion of our available cash, issue stock, incur debt or other liabilities, amortize expenses related to intangible assets, or incur write-offs of goodwill or other assets. Finally, acquisitions could be viewed negatively by analysts, investors or our users.
The success of our business will depend, in part, on the continued services of certain key personnel and our ability to attract and retain qualified personnel.
The success of our business will depend, in part, on the continued services of certain members of our management. Our inability to attract and retain qualified personnel could significantly disrupt our business. Although we take prudent steps to retain key personnel, we face competition for qualified individuals from numerous professional services and other companies. For example, our competitors may be able to attract and retain more qualified professional and technical personnel by offering more competitive compensation packages. If we are unable to attract new personnel and retain our current personnel, we may not be able execute our business plan.
Our officers and directors, including our President, will allocate their time to other businesses, thereby causing potential conflicts of interest in their determination as to how much time to devote to our affairs.
Some of our officers and directors are not required to, and will not, commit their full time to our affairs. In particular, our President, Mark Ward, is employed by BC Partners, a global investment platform that manages multiple funds with investment strategies that may overlap with or relate to our business. BC Partners and its affiliates may pursue opportunities in the same industries or sectors in which we may operate or pursue strategic initiatives. Mr. Ward has no duty to communicate or offer business, strategic or investment opportunities to us, and Mr. Ward’s obligations to BC Partners may require him to devote significant time to BC Partners’ business affairs, which could limit the time he devotes to our business. Some of our officers and directors also serve or may in the future serve as officers and board members for other entities. In addition, our officers and directors affiliated with BC Partners or Abrams Capital may have time and attention requirements for other entities that BC Partners or Abrams Capital may sponsor in the future. If our officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to pursue and complete our business strategy.
Certain of our officers and directors are now, and may in the future become, affiliated with entities engaged in business activities similar to ours, and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.
BC Partners and Abrams Capital and their affiliates engage in a broad range of investment and business activities, and may pursue opportunities in industries and sectors in which we currently operate or may operate in the future. Certain of our officers and directors, including our President, are affiliated with BC Partners or Abrams Capital, and may, in the future, become affiliated with additional entities that are engaged in similar activities. Accordingly, they may have conflicts of interest in determining whether a particular business, strategic, or investment opportunity should be presented to us or to BC Partners or Abrams Capital or one of their affiliates or clients. Investment ideas and opportunities generated within BC Partners or Abrams Capital or any of their affiliates, including by Mr. Ward, and other persons who may make decisions for our company, may be suitable for both us and for BC Partners or Abrams Capital or any of their affiliates, and may be directed initially to BC Partners or Abrams Capital rather than to us. None of our officers and directors, BC Partners, Abrams Capital, or any of their affiliates, have any obligation to present us with any opportunity of which they become aware unless it is offered to them solely in their capacity as our director or officer and after they have satisfied their contractual and fiduciary obligations to other parties, including BC Partners or Abrams Capital. BC Partners or Abrams Capital may offer investment opportunities that fit within the investment program of a BC Partners or Abrams Capital fund to such fund before offering it to us, and may choose to allocate all or part of any such opportunity to any BC Partners or Abrams Capital affiliate or any business in which a BC Partners or Abrams Capital affiliate has invested instead of offering such opportunity to us. If BC Partners or Abrams Capital or any of their affiliates decides to pursue any such opportunity, including opportunities that our company might otherwise have had the ability or desire to pursue, it is acknowledged that we may be precluded from pursuing the same. ContextLogic has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any such opportunity.
Certain of our officers and directors presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities, which may cause conflicts of interest in determining whether to present opportunities to us or to such other entities.
Certain of our officers and directors, including our President, presently have, and any of them in the future may have, additional fiduciary or contractual obligations to other entities, including BC Partners or Abrams Capital and their affiliates. As a result, they may be required to present certain opportunities to BC Partners or Abrams Capital instead of to us. These conflicts may not be resolved in our favor, and business, strategic or investment opportunities that could be beneficial to us may be directed to BC Partners or Abrams Capital or their affiliates before being considered by us, if they are considered by us at all.
Risks Related to the Reorganization, Transfer Restrictions, and the Future Use of Tax Attributes
We may not obtain the expected benefits of the Reorganization.
We believe our reorganization into a holding company structure will provide us with benefits in the future, however, these expected benefits may not be obtained if we fail to complete acquisitions or if market conditions or other circumstances prevent us from taking advantage of the strategic, business and financing flexibility that it affords us. In addition, the holding company structure may not keep the assets and liabilities of CLI LLC and any new businesses we acquire legally separate. As a result, we may incur the costs of implementing the Reorganization without realizing the possible benefits. These costs include the increased administrative costs and expenses associated with keeping separate records, and in some cases making separate regulatory filings for us and CLI LLC.
The imposition of transfer restrictions may cause the market price of ContextLogic common stock to decline.
Following the Reorganization, CLI LLC stockholders received shares of ContextLogic common stock. These shares are subject to transfer restrictions that did not apply to CLI LLC common stock. It is possible that the transfer restrictions will have an adverse effect on the liquidity and market price of ContextLogic common stock. Because of the implementation of the transfer restrictions, we cannot assure stockholders that the market price of the shares of ContextLogic Holdings Inc. common stock will be comparable to the market price of CLI LLC’s common stock. The transfer restrictions will remain in effect until the earlier of (i) the repeal of Section 382 of the Tax Code or any successor statute if the Board determines that the transfer restrictions are no longer necessary or desirable for the preservation of the tax attributes; (ii) such date as the Board shall fix in its discretion; (iii) the beginning of a tax year of the Company which the Board determines that no attributes may be carried forward; or (iv) July 25, 2028, being the third anniversary of the filing and effectiveness of ContextLogic’s Second Amended and Restated Certificate of Incorporation.
The transfer restrictions may impede or discourage efforts by a third party to acquire us, even if doing so would benefit stockholders.
Although the transfer restrictions are designed as a protective measure to preserve the Company’s tax attributes, the transfer restrictions may have the effect of impeding or discouraging a merger, tender offer or proxy contest, even if such a transaction may be favorable to the interests of some or all of our stockholders. This effect might prevent stockholders from realizing an opportunity to sell all or a portion of their shares of ContextLogic common stock at a premium above market prices. In addition, the transfer restrictions may delay the assumption of control by a holder of a large block of ContextLogic common stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of our stockholders.

The transfer restrictions may not be enforceable, and an ownership change may occur with the result that the ability to use the tax attributes could be severely limited.
The transfer restrictions could be challenged, and a court could refuse to enforce them. It is also possible that the IRS and other tax authorities could take the position that the transfer restrictions were not effective and did not protect the Company from an ownership change for tax purposes.
Future legislation may result in us being unable to realize the tax benefits of the Company’s tax attributes.
It is possible that legislation or regulations will be adopted that would limit our ability to use the tax benefits associated with the Company’s tax attributes.
We may not be able to make use of the existing tax benefits of the NOLs because we may not generate taxable income.
The use of the NOLs is subject to uncertainty because it is dependent upon the amount of taxable income and capital gains generated by us and our consolidated subsidiaries. There can be no assurance that we will have sufficient taxable income or capital gains in future years to use the NOLs.
The IRS could challenge the amount of the NOLs or claim that we experienced an ownership change including in connection with the Rights Offering and Transaction, which could reduce the amount of NOLs that we can use.
The amount of the NOLs has not been audited or otherwise validated by the IRS. The IRS could challenge the amount of the NOLs, which could result in an increase our future income tax liability. In addition, calculating whether an ownership change has occurred is subject to uncertainty, both because of the complexity and ambiguity of Section 382 and because of limitations on a publicly traded company’s knowledge as to the ownership of, and transactions in, its securities. Therefore, we cannot assure you that a governmental authority will not claim that we experienced an ownership change and attempt to reduce or eliminate the benefit of the NOLs even though ContextLogic common stock is subject to the transfer restrictions. The Company has received from its tax advisor, EY, an opinion concluding that during the period between January 01, 2018 and ended September 30, 2025, the Company should not have undergone an “ownership change” within the meaning of Section 382(g) of the Tax Code (the “Roll forward Opinion”). As a Closing requirement to the Transaction under the Purchase Agreement, the Company is required to receive from EY, an opinion that the consummation of the Transaction should not result in an “ownership change” (as defined in Section 382(g) of the Tax Code) with respect to the Company.
Risks Related to US Salt
If we consummate the US Salt Acquisition, US Salt will be integrated into the Company. As a result, we will be subject to the following additional risks and uncertainties relating to US Salt. The risks described below are not the only ones facing US Salt. Any risk or uncertainty that could have a material adverse effect on US Salt’s business, operations and financial condition could also have a material adverse effect on the Company’s business, operations and financial condition. Additional risks and uncertainties not currently known to US Salt or that US Salt currently deems to be immaterial may also materially and adversely affect US Salt’s business, financial condition or results of operations.
Operational Risks
Negative geological conditions could adversely affect results of US Salt’s operations.
Geological environments always carry uncertainties due to scale and natural occurrence. These uncertainties are particularly true for solution mining, where unexpected challenges encountered in the geological setting cannot be addressed by direct human interaction. The extensive successful mining history of US Salt’s Glen Watkins brinefield provides some reassurance that the geological setting is tolerant of a wide variety of solution-mining outcomes without negatively impacting the surface or underground sources of drinking water. This history, along with the success of the collocated gas storage facility, generally indicates a sound geological setting. However, US Salt cannot ensure that the geological environment will remain consistent in the years to come.
The main risk focus with respect to the brinefield involves maintaining roof salt and hydraulic integrity across all caverns in active galleries. Maintaining a salt roof between the top of the cavern and top of the formation provides structural and fluid integrity, thus taking advantage of salt’s high impermeability. A salt roof provides a primary barrier against cavern fluid migration upward toward the underground sources of drinking water. Contamination of the underground sources of drinking water is a highly unlikely risk, but the impact could be significant and, depending on circumstances, could lead to injection permit revocation and loss of both brinefields. Proper spacing and mining control of current and future caverns reduces the risk of losing hydraulic integrity within the salt formation. While a loss of integrity between separate galleries in the salt has a less deleterious effects, it can remove the affected gallery from service. US Salt employs attentive cavern monitoring and operational flexibility to help reduce these risks.
US Salt’s concentration in salt products limits diversification and amplifies exposure to end-market, regulatory and competitive risks.
US Salt focuses exclusively on salt products. As a result, adverse developments specific to the salt industry, including new environmental restrictions, regulatory developments, changes in food or pharmaceutical specifications, or increased import competition among other risks, could disproportionately impact US Salt. US Salt lacks the product diversification that could otherwise mitigate the volatility of a single commodity-driven business.
US Salt is subject to customer concentration, with a limited number of customers accounting for a portion of US Salt’s revenues.
A portion of US Salt’s sales may be concentrated among larger customers. The loss of or reduction in purchases by significant customers or failure to deliver during peak periods to certain customers could negatively affect sales and margins.
As of September 30, 2025, no single customer represented more than 14% of US Salt’s revenue and US Salt’s top-10 customers represented ~40% of US Salt’s revenue for the nine months ended September 30, 2025.
US Salt’s operations are concentrated at a single, integrated facility, and US Salt is also dependent on critical equipment.
US Salt conducts all production at a single, integrated solution-mining and mechanical-evaporation facility in Watkins Glen, New York, supplemented by third-party co-packers and warehouses. A disruption at US Salt’s Watkins Glen facility could significantly affect production of US Salt’s products or distribution of US Salt’s products, which could damage US Salt’s customer relationships. Because US Salt does not operate additional plants, US Salt’s ability to replace lost production is limited. Insurance may not cover all resulting losses, and prolonged or repeated disruptions could lead to penalties, loss of customer awards, or non-renewals.
US Salt’s operations depend upon critical equipment, such as brine wells, brine conveyance, vacuum pans, crystallizers, boilers, steam distribution, dryers, conveyors, and packaging lines. Certain components and repairs require specialized contractors or long-lead equipment; shortages or delays could extend an outage and increase costs. Although US Salt employs preventive maintenance programs, holds select critical spare parts, stages inventory at third-party warehouse locations, and maintains disaster-recovery and business-interruption insurance, these measures may not fully offset or prevent the effects of a disruption. If US Salt is unable to maintain operations at Watkins Glen or promptly restore production following a disruption, US Salt’s business, financial condition, and results of operations could be adversely affected.
US Salt’s business is capital intensive, and the inability to fund necessary capital expenditures or successfully complete US Salt’s capital projects could have an adverse effect on US Salt’s growth and profitability.
In recent years, US Salt has made significant expenditures on large capital projects. In addition, maintaining US Salt’s existing facilities requires significant capital expenditures, which may fluctuate materially. US Salt also may make significant capital expenditures in the future to expand or modify US Salt’s existing operations, including projects to expand or improve US Salt’s facilities (including capital expenditures of $6.1 million for the nine months ended September 30, 2025) or equipment and projects to improve US Salt’s computer systems, information technology and operations technology. These activities or other capital improvement projects may require the temporary suspension of production at US Salt’s facilities, which could have a material adverse effect on the results of US Salt’s operations.
Any capital project US Salt undertakes involves risks, including cost overruns, delays and performance uncertainties, and could interrupt US Salt’s ongoing operations. The expected benefits from any of US Salt’s capital projects may not be realized in accordance with US Salt’s projections. US Salt’s capital projects may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from other operational matters or significant disruptions to US Salt’s ongoing operations.
Although US Salt currently finances most of US Salt’s capital expenditures through cash provided by operations, US Salt also may depend on increased borrowing or other financing arrangements to fund future capital expenditures. If US

Salt is unable to obtain suitable financing on favorable terms or at all, US Salt may not be able to complete future capital projects and US Salt’s ability to maintain or expand US Salt’s operations may be limited. The occurrence of these events could have a material adverse effect on US Salt’s business, financial condition and results of operations.
Strikes, other forms of work stoppage or slowdown and other union activities could disrupt US Salt’s business and negatively impact US Salt’s financial results.
Nearly 70% of US Salt’s workforce is represented by a collective bargaining agreement (“CBA”). There can be no assurance that labor disruptions by such employees will not occur in the future. The current CBA is scheduled to expire in November 2026 and, as a result, US Salt expects to negotiate a new CBA in 2026.
Unsuccessful contract negotiations, adverse labor relations at any of US Salt’s locations or other factors could in the future, result in strikes, work stoppages, work slowdowns, dissatisfied employees or other actions, which could disrupt US Salt’s business and operations. These disruptions could negatively impact US Salt’s business, US Salt’s operations, US Salt’s ability to produce or sell US Salt’s products, US Salt’s ability to service US Salt’s customers and US Salt’s ability to recruit and retain personnel and could result in significant additional costs as well as adversely affect US Salt’s reputation, financial condition and operating results.
Financial Risks
US Salt’s indebtedness and any potential inability due to outside factors to pay US Salt’s indebtedness could adversely affect US Salt’s business and financial condition.
US Salt has a significant amount of indebtedness and may incur additional debt in the future. As of October 31, 2025, US Salt had $207.3 million of outstanding indebtedness, which are further described in Note 10. Long-term debt of US Salt’s Condensed Consolidated Financial Statements. US Salt pays significant interest on US Salt’s indebtedness, with variable interest on US Salt’s borrowing under US Salt’s senior secured credit facilities based on prevailing interest rates. Significant increases in interest rates will increase the interest US Salt pays on US Salt’s debt. US Salt’s indebtedness could:
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require US Salt to agree to less favorable terms, including higher interest rates, in order to incur additional debt, and otherwise limit US Salt’s ability to borrow additional money or sell US Salt’s stock to fund US Salt’s working capital, capital expenditures and debt service requirements;

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impact US Salt’s ability to implement US Salt’s business strategy and limit US Salt’s flexibility in planning for, or reacting to, changes in US Salt’s business as well as changes to economic, regulatory or other competitive conditions;

•	place US Salt at a competitive disadvantage compared to US Salt’s competitors with greater financial resources;
•	make US Salt more vulnerable to a downturn in US Salt’s business or the economy;
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require US Salt to dedicate a substantial portion of US Salt’s cash flow from operations to the repayment of US Salt’s indebtedness, thereby reducing the availability of US Salt’s cash flow for other purposes;

•	restrict US Salt from making strategic acquisitions or cause US Salt to make non-strategic divestitures; and
•	materially and adversely affect US Salt’s business and financial condition if US Salt is unable to meet US Salt’s debt service requirements or obtain additional financing.
In the future, US Salt may incur additional indebtedness or refinance US Salt’s existing indebtedness. If US Salt incurs additional indebtedness or refinance, the risks that US Salt faces as a result of US Salt’s leverage could increase. Financing may not be available when needed or, if available, may not be available on commercially reasonable or satisfactory terms. Any downgrades from credit rating agencies such as Moody’s or Standard & Poor’s may adversely impact US Salt’s ability to obtain financing or the terms of such financing.
US Salt’s ability to make payments on US Salt’s indebtedness, refinance US Salt’s indebtedness and fund planned capital expenditures will depend on US Salt’s ability to generate future cash flows from operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond US Salt’s control. There can be no assurance that US Salt’s business will generate sufficient cash flows from operations or that future borrowings will be available to US Salt under US Salt’s revolving credit facility in an amount sufficient to enable US Salt to make payments with respect to US Salt’s indebtedness or to fund US Salt’s other liquidity needs. If this were the case, US Salt might need to refinance all or a portion of US Salt’s indebtedness on or before maturity, sell assets, reduce or delay capital expenditures or seek additional equity financing. US Salt’s inability to obtain needed financing or generate sufficient cash flows from operations may require US Salt to abandon or curtail capital projects, strategic initiatives or other investments, cause US Salt to divest US Salt’s business or impair US Salt’s ability to make acquisitions, enter into joint ventures or engage in other activities, which could materially impact US Salt’s business.
US Salt and its owners may be subject to tax liabilities which could adversely impact their profitability, cash flow and liquidity.
Because US Salt is pass-through for U.S. federal income tax purposes, its income and loss is generally recognized by its owners (including ContextLogic following the Closing Date) for U.S. federal income tax purposes. US Salt’s (and its owners’, including ContextLogic’s following the Closing Date) effective tax rate, tax expense and cash flows could be adversely affected by changes in tax laws. US Salt may be subject to audits in various jurisdictions and US Salt and its owners (including ContextLogic following the Closing Date) may be assessed additional taxes as a consequence of an audit. In the ordinary course of US Salt’s business, there are many transactions and calculations that could be challenged by taxing authorities. The final determination of any tax audits and litigation may take several years and, if additional taxes are assessed as a result of an audit, assessment or litigation, there could be a material adverse effect on US Salt’s (or its owners’, including ContextLogic’s following the Closing Date) financial condition, income tax provision and net income in the affected periods as well as future profitability, cash flows and ability to make distributions and service debt.
US Salt has identified a material weakness in its internal controls, and US Salt cannot provide assurances that this weaknesses will be effectively remediated or that additional material weaknesses will not occur in the future.
US Salt has identified a material weakness in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In fiscal year 2023, US Salt identified a material weakness in its internal control over financial reporting resulting from its lack of a formalized internal control framework in accordance with COSO, which relates to (a) an insufficient complement of personnel with an appropriate degree of internal controls knowledge, which caused management to be unable to appropriately define responsibilities to create an effective control environment; (b) the lack of a formalized risk assessment process; and (c) selection and development of control activities, including over information technology.
Following the US Salt Acquisition, the Company will be required to expend time and resources to further improve its internal controls over financial reporting, which may include review and enhancement of processes and controls; review and enhancement of IT general controls over information systems relevant to financial reporting; and realignment of existing personnel and the addition of both internal and external personnel to strengthen processes and controls including management’s review and documentation over internal control over financial reporting. However, we cannot assure you that the Company’s internal control over financial reporting, as modified, will enable us to identify or avoid material weaknesses in the future.
US Salt’s current controls and any new controls that we develop may become inadequate because of changes in conditions in US Salt’s business. Further, weaknesses in our disclosure controls or its internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of its financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of US Salt’s internal control over financial reporting that we will eventually be required to include in ContextLogic’s periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures, and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of ContextLogic common stock.
Because US Salt was a private company, its independent registered public accounting firm has not been required to audit the effectiveness of its internal control over financial reporting. Following the US Salt Acquisition, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which US Salt’s internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on US Salt’s and ContextLogic’s business and operating results, and cause a decline in the market price of ContextLogic common stock.
Competition, Sales and Pricing Risks
US Salt’s products face strong competition and if US Salt fails to successfully attract and retain customers and invest in capital improvements, productivity, quality improvements and product development, sales of US Salt’s products could be adversely affected.
The market price for the product mix and competing cost of goods sold, especially labor and materials expenses, are challenges to US Salt’s operations and remain a risk through the foreseeable future. US Salt encounters strong competition in many areas of US Salt’s business and US Salt’s competitors may have significantly more financial resources than US Salt does. Competition in US Salt’s product lines is based on a number of factors, including product quality and performance, logistics, brand reputation, price and quality of customer service and support. To remain competitive, US Salt needs to invest in manufacturing, productivity, product innovation, marketing, customer service and support and US Salt’s distribution networks. US Salt may not have sufficient resources to continue to make such investments or maintain US Salt’s competitive position. US Salt may have to adjust US Salt’s prices, strategy, product innovation, distribution or marketing efforts to stay competitive.
Changes in competitors’ production, geographic or marketing focus could have a material impact on US Salt’s business. US Salt faces global competition from new and existing competitors who have entered or may enter the markets in which US Salt sells, particularly in the specialty salt categories. Some of US Salt’s competitors may have greater financial and other resources than US Salt does or are more diversified, making them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. US Salt’s competitive position could suffer if US Salt is unable to expand US Salt’s operations through investments in new or existing operations or through acquisitions, joint ventures or partnerships.
Inflation could result in higher costs and decreased profitability.
US Salt’s business can be affected by inflation, including increases in freight rates, prices for energy and other costs. Sustained inflation could result in higher costs for transportation, energy, materials, supplies and labor. US Salt’s efforts to recover inflation-based cost increases from US Salt’s customers may be hampered as a result of the structure of US Salt’s contracts and the contract bidding process as well as the competitive industries, economic conditions and countries in which US Salt operates. Accordingly, substantial inflation may result in a material adverse impact on US Salt’s costs, profitability and financial results.
Increasing costs or a lack of availability of transportation services could have an adverse effect on US Salt’s ability to deliver products at competitive prices.
Transportation and handling costs are a significant component of US Salt’s total delivered salt cost. The high relative cost of transportation favors producers whose mines or facilities are located near the customers they serve. US Salt contracts (directly and, from time to time, through third parties) trucking and rail services to move US Salt’s products from US Salt’s production facilities to third-party warehouses and customers. A reduction in the dependability or availability of transportation services, a significant increase in transportation service rates, and adverse weather could impair US Salt’s ability to deliver US Salt’s products economically to US Salt’s customers or expand US Salt’s markets. Disruptions caused by driver shortages, rail service constraints, extreme weather, labor disruptions at carriers or terminals, or diesel price spikes can delay shipments, increase costs, strain customer relationships and trigger contractual penalties. Limited availability of equipment during peak seasons may require use of premium carriers or expedited options, reducing margin.
In addition, diesel fuel is a significant component of US Salt’s transportation costs. Some of US Salt’s customer contracts allow for full or partial recovery of changes in diesel fuel costs through an adjustment to the selling price. However, a significant increase in the price of diesel fuel that is not passed through to US Salt’s customers could materially increase US Salt’s costs and adversely affect US Salt’s financial results.
Significant transportation costs relative to the cost of US Salt’s products may limit US Salt’s ability to increase US Salt’s market share or serve new markets.

Legal, Regulatory and Compliance Risks
US Salt relies solely on its own on-site power generation to power its manufacturing operations and any disruption or failure in its power system could adversely impact its business, results of operations and financial condition.
US Salt’s plant is not connected to the electricity grid. Instead, US Salt operates its own proprietary on-site power generation through combined heat and power systems that generate the electricity required for US Salt’s operations and captures waste heat for use in the evaporation process. US Salt relies exclusively on two 5 MW and 3 MW on-site gas-fired generators for its manufacturing operations, which primarily run on byproducts from US Salt’s facility, for the majority of its electricity needs. While this off-grid configuration provides certain cost stability and reduced exposure to regional power-market volatility. It also concentrates US Salt’s operational risk in US Salt’s own energy infrastructure.
Historically, US Salt has experienced occasional power disruptions, primarily due to isolated boiler shutdowns and generator failures. Any boiler or generator failure caused by mechanical malfunction, extreme weather, or other unforeseen events could negatively affect US Salt’s business, results of operations and financial condition. Because US Salt’s plant is not interconnected with the local power grid, resuming full operations depends on US Salt’s ability to repair the affected equipment or secure substitute electricity, such as through rented backup generators, either of which could involve significant expense and delay. In 2025, US Salt installed a 2.5 MW backup black-start generator to help mitigate these risks and support the restoration of power; however, it may not prevent extended outages or fully maintain production. Extended outages or other issues with US Salt’s energy infrastructure could result in lost production, particularly during the drying stage of the salt production process, as well as damage to customer relationships and to US Salt’s reputation. Any such events could have a material adverse effect on US Salt’s business, financial condition, and results of operations.
In July 2019, New York enacted the Climate Leadership and Community Protection Act (CLPCA). The CLPCA sets statewide goals for reducing greenhouse gas emissions and requires the New York State Department of Environmental Conservation (“NYSDEC”) to promulgate regulations which will achieve these goals. NYSDEC currently is required by court order to issue regulations implementing the CLPCA no later than February 6, 2026. Any regulation NYSDEC passes to comply with the CLPCA could impact how US Salt’s energy system operates, and US Salt may be required to reduce greenhouse gas emissions in accordance with CLPCA limits, which could have a material adverse effect on US Salt’s business, results of operations and financial condition.
US Salt’s operations heavily rely on natural gas and are therefore exposed to changes in the price and availability of natural gas.
US Salt’s operations are energy intensive, and production processes rely on the consumption of natural gas. Natural gas is a primary energy source used in the mechanically evaporated salt production process. A significant interruption in the supply or an increase in the price of natural gas could adversely affect US Salt’s business, results of operations and financial condition. Energy costs represent a substantial part of US Salt’s total production costs and natural gas is its largest variable input cost. US Salt’s profitability is impacted by the price and availability of natural gas that US Salt purchases from third parties. US Salt currently benefits from a fixed-price supply contract with DTE that runs through March 2026. Upon expiration, US Salt expects to negotiate a renewal or pursue other supply alternatives. While future market pricing cannot be predicted with certainty, natural-gas cost variability may affect its production costs beginning in 2026 if market rates materially differ from the terms of the existing contract.
A significant increase in the price of natural gas that is not recovered through an increase in the price of US Salt’s products or covered through US Salt’s contract arrangements, or an extended interruption in the supply of natural gas to US Salt’s production facilities, could have a material adverse effect on US Salt’s business, financial condition and results of operations.
US Salt’s operations depend on US Salt’s rights and governmental authorizations to mine and operate US Salt’s properties.
US Salt holds numerous environmental and mineral extraction permits, water withdrawal permits, and other permits, licenses and approvals from governmental authorities authorizing operations at US Salt’s facility. These permits are typically issued at the discretion of the relevant governmental authority and require periodic and timely renewal in the ordinary course of business. Changes in legislation, standards or enforcement — at federal, state or local levels — may result in permit modifications mandating additional controls, abatement equipment, monitoring, reporting or operational modifications, including for air emissions, wastewater, stormwater and waste management. Enhanced stormwater management requirements at third-party warehouses could increase US Salt’s distribution costs or limit depot availability. A decision by a governmental agency to revoke, substantially modify, deny or delay renewal of or apply conditions to an existing permit, license or approval could have a material adverse effect on US Salt’s ability to continue operations at US Salt’s single salt production facility, increase compliance costs and result in significant costs.
Expansion of US Salt’s existing operations or production capacity, or preservation of existing rights in some cases, is also predicated upon securing any necessary permits, licenses and approvals.
Unanticipated litigation or investigations, or negative developments in pending litigation or investigations or with respect to other contingencies, could adversely affect US Salt.
US Salt may in the future become subject to litigation, arbitration or other legal proceedings with other parties. Any claim that is successfully asserted against US Salt in legal proceedings that could be brought against US Salt in the future, may adversely affect US Salt’s financial condition, results of operations or prospects.
US Salt is subject to Environmental, Health and Safety laws and regulations which could become more stringent and adversely affect US Salt’s business.
US Salt’s operations are subject to an evolving set of federal, state, and local Environmental, Health and Safety laws and regulations. New or proposed Environmental, Health and Safety regulatory programs, as well as future interpretations and enforcement of existing Environmental, Health and Safety laws and regulations, could result in the assessment of fines or penalties, may require modification to US Salt’s facility, require substantial increases in equipment and operating costs, or subject US Salt to adverse decisions regarding the renewal or modification of air emission, underground injection, wastewater discharge, and other environmental permits that are essential for the operation of its single facility, resulting in interruptions, modifications or a termination of operations.
US Salt could incur significant environmental liabilities with respect to US Salt’s current facility, adjacent or nearby third-party facilities or off-site disposal locations.
Risks of environmental liabilities is inherent in US Salt’s operations. The use, handling, disposal and remediation of hazardous substances currently or formerly used by US Salt, or the liabilities arising from past releases of, or exposure to, hazardous substances may result in future expenditures that could materially and adversely affect US Salt’s financial results, cash flows or financial condition. US Salt’s facility is also subject to laws and regulations which require US Salt to monitor and detect potential environmental hazards and damages. US Salt’s procedures and controls may not be sufficient to timely identify and protect against potential environmental damages and related costs.
Groundwater samples historically collected at US Salt’s facility identified chloride at concentrations above standards established by NYSDEC. This data was initially reported to NYSDEC several decades ago. While NYSDEC has not required that US Salt further investigate or take other action in response to these conditions, it could do so in the future and any required mitigation efforts could have a material adverse effect on US Salt’s business, results of operations and financial condition.
US Salt records accruals for contingent environmental liabilities when US Salt believes it is probable that US Salt will be responsible, in whole or in part, for environmental investigation, asset retirement obligation or remediation activities and the expenditures for these activities are reasonably estimable. However, the extent and costs of any environmental investigation, asset retirement obligation or remediation activities are inherently uncertain and difficult to estimate and could exceed US Salt’s expectations, which could materially affect US Salt’s financial condition and operating results.
Compliance with import and export requirements, the Foreign Corrupt Practices Act and other applicable anti-corruption laws may increase the cost of doing business.
US Salt’s operations and activities inside and outside the U.S., as well as the shipment of US Salt’s products across international borders, require US Salt to comply with a number of federal, state, local and foreign laws and regulations, which are complex and increase US Salt’s cost of doing business. These laws and regulations include import and export requirements, economic sanctions laws, customs laws, tax laws and anti-corruption laws, such as the Foreign Corrupt Practices Act, as well as the Canadian Corruption of Foreign Public Officials Act despite US Salt’s sales to Canada and Mexico accounting for less than 5% of total revenue. US Salt cannot predict how these or other laws or their interpretation, administration and enforcement will change over time. There can be no assurance that US Salt’s employees, contractors, agents, distributors, customers, payment parties or third parties working on US Salt’s behalf will not take actions in violation of these laws. Any violations of these laws could subject US Salt to civil or criminal penalties, including fines or prohibitions on US Salt’s ability to offer US Salt’s products in one or more countries, debarment from government contracts (and termination of existing contracts) and could also materially damage US Salt’s reputation, brand, international expansion efforts, business and operating results. In addition, changes to trade or anticorruption laws and regulations could affect US Salt’s operating practices or impose liability on US Salt in a manner that could materially and adversely affect US Salt’s business, financial condition and results of operations.
US Salt is subject to costs and risk associated with a complex regulatory, compliance and legal environment, and US Salt may be adversely affected by changes in laws, industry standards and regulatory requirements.
US Salt’s global business is subject to complex requirements of federal, state, local and foreign laws, regulations, treaties and regulatory authorities as well as industry standard-setting authorities. These requirements are subject to change. Changes in the standards and requirements imposed by these laws, regulations, treaties and authorities or adoption of any new laws, regulations or treaties could negatively affect US Salt’s ability to serve US Salt’s customers or US Salt’s business. In the event that US Salt is unable to meet any existing, new or modified standards when adopted, US Salt’s business could be adversely affected. Some of the federal, state, local and foreign laws and regulations that affect US Salt include those relating to Environmental, Health and Safety matters; taxes; antitrust and anti-competition laws; data protection and privacy; advertisement and marketing; labor and employment; import, export and anti-corruption; product liability; U.S. Food and Drug Administration (“FDA”) current good manufacturing practices (“CGMPs”) and import and export requirements for food and pharmaceutical products; export requirements in jurisdictions outside of the United States where US Salt markets its food and pharmaceutical grade products; facility registrations; product registrations and labeling requirements; and intellectual property. US Salt could be adversely affected by the adoption of global minimum taxes as countries implement the Organization for Economic Co-operation and Development’s (“OECD”) Pillar II regime.
Certain U.S. states have either enacted or proposed legislation that would provide a preference for their agencies or municipalities to use salt mined in the U.S., their home state or selected states. If such legislation is adopted, it could adversely impact the amount of salt sales contracts awarded to US Salt for salt supplied from US Salt’s Watkins Glen mine in New York.
US Salt may face significant product liability claims and product recalls, which could harm US Salt’s business and reputation.
US Salt supplies food-grade and USP sodium chloride for human consumption and pharmaceutical, medical and dialysis applications, where quality, safety, purity and traceability standards are exacting. US Salt also supplies high-purity salt for industrial, textile and dye applications and water conditioning products. Quality deviations, foreign material contamination, mislabeling, adulteration, or failure to meet specifications or certifications could result in rejections, recalls, regulatory actions, customer claims, reputational damage and loss of business. US Salt faces exposure to product liability and other claims if US Salt’s products cause harm, are alleged to have caused harm or have the potential to cause harm to consumers or their property. In addition, US Salt’s products or products manufactured by US Salt’s customers using US Salt’s products could be subject to a product recall as a result of product contamination, US Salt’s failure to meet product specifications or other causes. Claims associated with downstream products that incorporate US Salt’s salt, particularly food items or medical applications, could subject US Salt to product liability claims or indemnity obligations. For example, US Salt’s customers use US Salt’s food-grade salt products in food items they produce, such as cheese and bread, which could be subject to a product recall if US Salt’s products are contaminated or adulterated.
A product recall due to contamination, other adulteration, or mislabeling of salt products that US Salt provided could result in significant losses due to the costs of a recall, the destruction of product inventory and production delays to investigate, identify, and address the underlying cause of the recall. US Salt could be held liable for costs related to US Salt’s customers’ product recall if US Salt’s products cause the recall or other product liability claims if US Salt’s products cause harm to US Salt’s customers or their property. Additionally, a significant product liability case, product recall or failure to meet product specifications could result in adverse publicity, harm to US Salt’s brand and reputation and significant costs, which could have a material adverse effect on US Salt’s business and financial performance. Even with quality systems and certifications, US Salt may face costs and liabilities in excess of insurance coverage or retention levels.
US Salt’s intellectual property may be misappropriated or subject to claims of infringement.
Intellectual property rights, including patents, trademarks, and trade secrets, are a valuable aspect of US Salt’s business. US Salt attempts to protect US Salt’s intellectual property rights primarily through a combination of patent, trademark, and trade secret protection. The patent rights that US Salt obtains may not provide meaningful protection to prevent others from selling competitive products or using similar production processes. Pending patent applications may not result in an issued patent. If US Salt does receive an issued patent, US Salt cannot guarantee that US Salt’s patent rights will not be challenged, invalidated, circumvented, or rendered unenforceable.
Although US Salt occasionally enters into confidentiality agreements with US Salt’s employees, third-party consultants and advisors to protect US Salt’s trade secrets, US Salt cannot guarantee that these agreements provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of US Salt’s trade secrets.
US Salt’s brand names and the goodwill associated therewith are an important part of US Salt’s business. US Salt seeks to register US Salt’s brand names as trademarks where it makes business sense. US Salt’s trademark registrations may not prevent US Salt’s competitors from using similar brand names. Many of US Salt’s brand names are registered as trademarks in the U.S. and in Canada. The laws in certain foreign countries in which US Salt may do business do not protect trademark rights to the same extent as U.S. law. As a result, these factors could weaken US Salt’s competitive advantage with respect to US Salt’s products, services and brands in foreign jurisdictions, which could adversely affect US Salt’s financial performance.
US Salt’s intellectual property rights may not be upheld if challenged. Such claims, if proven, could materially and adversely affect US Salt’s business and may lead to the impairment of the amounts recorded for goodwill and other intangible assets. If US Salt is unable to maintain the proprietary nature of US Salt’s technologies, US Salt may lose any competitive advantage provided by US Salt’s intellectual property. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with defending US Salt’s intellectual property rights could be significant.
Strategic and Other Business Risks
US Salt may not successfully implement its strategies.
US Salt’s success depends, to a significant extent, on successful implementation of US Salt’s business strategies, including US Salt’s cost savings initiatives, US Salt’s continuous improvement initiatives, and any other strategies described in the “Business” section of this report. US Salt cannot assure that US Salt will be able to successfully implement US Salt’s strategies or, if successfully implemented, US Salt may not realize the expected benefits of US Salt’s strategies.
Although US Salt makes investments in product innovation, US Salt cannot be certain that US Salt will be able to develop, obtain or successfully implement new products or technologies on a timely basis or that they will be well-received by US Salt’s customers. Moreover, US Salt’s investments in new products and technologies involve certain risks and uncertainties and could disrupt US Salt’s ongoing business. New investments may not generate sufficient revenue, may incur unanticipated liabilities and may divert US Salt’s limited resources and distract management from US Salt’s current operations. US Salt cannot be certain that US Salt’s ongoing investments in new products and technologies will be successful, will meet US Salt’s expectations and will not adversely affect US Salt’s reputation, financial condition and operating results.
US Salt’s business is dependent upon personnel, including highly skilled personnel. A labor shortage or the loss of key personnel may have a material adverse effect on US Salt’s performance.
US Salt’s business is dependent on US Salt’s ability to attract, develop and retain skilled production, maintenance, quality and logistics personnel. US Salt may encounter difficulty recruiting sufficient numbers of personnel at acceptable wage and benefit levels due to the competitive labor market for skilled workers. If US Salt is unable to attract, develop and retain the personnel necessary for the efficient operation of US Salt’s business, this could result in higher costs and decreased productivity and efficiency, which may have a material adverse effect on US Salt’s performance.
US Salt’s business is also dependent on the ability to attract, develop and retain highly skilled personnel. An inability to attract, develop and retain personnel with the necessary skills and experience could result in decreased productivity and efficiency, higher costs, the use of less-qualified personnel and reputational harm, which may have a material adverse effect on US Salt’s performance.
To help attract, retain and motivate qualified personnel, US Salt uses stock-based incentive awards such as restricted stock units and performance stock units. If the value of these stock awards does not appreciate as measured by US Salt’s common stock price, performance conditions in these awards are not met or if US Salt’s stock-based compensation otherwise ceases to be viewed as a valuable benefit, US Salt’s ability to attract, retain and motivate personnel could be weakened, which could harm US Salt’s business.
The loss of certain key employees could result in the loss of vital institutional knowledge, experience and expertise, damage critical customer relationships and impact US Salt’s ability to successfully operate US Salt’s business and execute US Salt’s business strategy. US Salt may not be able to find qualified replacements for these key positions and the integration of replacements may be disruptive to US Salt’s business. In addition, the loss of US Salt’s key employees who have in-depth knowledge of US Salt’s mining, manufacturing, engineering or research and development processes could lead to increased competition to the extent that those employees are hired by a competitor and are able to recreate US Salt’s processes or share US Salt’s confidential information.
If US Salt’s computer systems, information technology or operations technology are disrupted or compromised, US Salt’s ability to conduct US Salt’s business will be adversely impacted.
US Salt relies on computer systems, information technology and operations technology to conduct US Salt’s business, including cash management, order entry, invoicing, plant operations, vendor payments, employee salaries and recordkeeping, inventory and asset management, shipping of products, and communication with employees and customers. US Salt also uses US Salt’s systems to analyze and communicate US Salt’s operating results and other data to internal and external recipients. While US Salt maintains some of US Salt’s critical computer and information technology systems, US Salt is also dependent on third parties to provide important computer and information technology services. Cybersecurity incidents, ransomware attacks, phishing, third-party system compromises, and other data security events could disrupt operations, delay shipments, compromise confidential or personal information, trigger legal and regulatory obligations, and result in material costs. US Salt continues to make updates and improvements to US Salt’s enterprise resource planning system, network and other core applications, which could impact substantially all of US Salt’s key processes. Any implementation issues could have adverse effects on US Salt’s ability to properly capture, process and report financial transactions, distribute US Salt’s products, invoice and collect from US Salt’s customers and pay US Salt’s vendors and could lead to increased expenditures or operational disruptions.
US Salt is susceptible to cyber-attacks, computer viruses and other technological disruptions, which generally continue to increase due to evolving threats and US Salt’s expanding information technology footprint. US Salt has experienced attempts by unauthorized agents to gain access to US Salt’s computer systems through the internet, e-mail and other access points. To date, none have resulted in any material adverse impact to US Salt’s business or operations. While US Salt has programs, policies and procedures in place to identify, prevent and detect any unauthorized access, this does not guarantee that US Salt will be able to detect or prevent unauthorized access to US Salt’s computer systems. In addition, remote work arrangements for US Salt’s employees could strain US Salt’s technology resources and introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and other social engineering attempts. These risks may in the future impact the third parties on which US Salt relies, and security measures employed by these third parties may also prove to be ineffective at countering threats.
A material failure or interruption of access to US Salt’s computer systems for an extended period of time or the loss of confidential or proprietary data could adversely affect US Salt’s operations, reputation and regulatory compliance. While US Salt has mitigation and data recovery plans in place, it is possible that significant expenditures, capital investments and time may be required to correct any of these issues. Additional capital investment and expenditures needed to address, prevent, correct or respond to any of these issues may negatively impact US Salt’s business, financial condition and results of operations.
Climate change and related laws and regulations could adversely affect US Salt.
The potential impact of climate change on US Salt’s resources and operations remains uncertain. Scientists have proposed that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changes to the water levels of lakes and other bodies of water, changing storm patterns and intensities and changing temperature levels. Climate change could also lead to disruptions in the production or distribution of US Salt’s products due to major storm events or prolonged adverse conditions, changing temperature levels, lake or river level fluctuations or flooding from sea level changes.
In addition, legislative and regulatory measures to address climate change and greenhouse gas emissions (including carbon or emissions taxes) have been enacted and are also in various phases of consideration at both the state and federal level, as well as internationally. These measures could restrict US Salt’s operations, require US Salt to make capital expenditures to be compliant with these initiatives, increase US Salt’s costs, impact US Salt’s ability to compete or negatively impact efforts to obtain permits, licenses and other approvals for existing and new facilities. These measures could also result in increased cost of fuel and other consumables used in US Salt’s operations or in transporting US Salt’s products. US Salt’s inability to timely respond to the risks posed by climate change and the costs of compliance with climate change laws and regulations could have a material impact on US Salt.
US Salt may not be able to expand US Salt’s business through acquisitions and investments, and acquisitions and investments may not perform as expected. US Salt may not successfully integrate acquired businesses and anticipated benefits may not be realized.
In the future, US Salt’s business strategy may include supplementing organic growth with acquisitions of and investments in complementary businesses. US Salt may not have acquisition or investment opportunities because US Salt may not identify suitable businesses to acquire or invest in, US Salt competes with other potential buyers and investors, US Salt may not have or be able to obtain suitable financing for an acquisition or investment and US Salt may be hindered by competition and regulatory laws. If US Salt cannot make acquisitions or investments, US Salt’s business growth may be limited.
Acquisitions of new businesses and investments in businesses may not perform as expected, may lose value, may not positively impact US Salt’s financial performance and could increase US Salt’s debt obligations.
Acquisitions and investments involve significant risks and uncertainties, including diversion of management attention, greater than expected liabilities and expenses, inadequate return on capital and unidentified issues not discovered in US Salt’s due diligence.
The success of any acquisition will also depend on US Salt’s ability to successfully combine and integrate the acquired business. US Salt may fail to integrate acquired businesses in a timely and efficient manner. The integration process could result in the loss of key employees, higher than expected costs, ongoing diversion of management attention from other strategic opportunities or operational matters, the disruption of US Salt’s ongoing businesses or increased risk that US Salt’s internal controls are found to be ineffective.
Risks Related to Our Common Stock
We recently transferred the trading of our common stock from The Nasdaq Stock Market to the OTCQB. Because ContextLogic common stock is traded on the OTC Markets, your ability to sell your shares in the secondary trading market may be limited.
On May 30, 2025, we notified Nasdaq of our decision to voluntarily withdraw from the Nasdaq hearings process, which resulted in our common stock being delisted from The Nasdaq Global Market. We filed a Form 25 with the SEC relating to the delisting of our common stock on June 9, 2025, and the delisting of our common stock from Nasdaq became effective June 19, 2025. On June 3, 2025, our common stock was quoted for trading with the OTCQB. The decision to move our common stock from trading on Nasdaq to the OTC Markets was influenced by several factors, including our evaluation of our ability to continue maximizing the value of our assets while also considering the advantages of remaining traded on Nasdaq versus the regulatory requirements, the time management dedicated to compliance and reporting, and the costs involved in maintaining the listing.
As a result of the transfer of our common stock from Nasdaq to the OTCQB, we anticipate that our stockholders could experience negative consequences related to our securities, including but not limited to: limited availability of market quotations for our securities; a reduced level of trading activity in the secondary trading market for shares of our common stock; a limited amount of analyst coverage; and decreased ability to issue additional securities or obtain additional financing in the future.
Because ContextLogic common stock is traded on the OTCQB market, your ability to sell your shares in the secondary trading market may be limited. Since June 3, 2025, the OTCQB is the only liquidity platform for our common stock. We cannot assure our stockholders that ContextLogic common stock will continue to trade on this liquidity platform, whether broker-dealers will continue to provide public quotes of ContextLogic common stock on this liquidity platform, whether the trading volume of ContextLogic common stock will be sufficient to provide for respective efficient liquidity platforms or whether quotes for our common stock will continue on this liquidity platform in the future, which could result in significantly lower trading volumes and reduced liquidity for investors seeking to buy or sell our common stock. As a result, prices for shares of ContextLogic common stock may be lower than might otherwise prevail if ContextLogic common stock was listed on a national securities exchange.

Our stockholders may not be afforded any opportunity to evaluate or approve an asset or business acquisition as we pursue strategic alternatives.
Our stockholders may not be afforded the opportunity to evaluate and approve a proposed business acquisition. In most cases, asset or business acquisitions do not require stockholder approval under applicable law, and ContextLogic’s Certificate of Incorporation and bylaws do not afford our stockholders with the right to approve such a transaction. In order to develop and implement our business plan, we may in the future hire lawyers, accountants, technical experts, appraisers, or other consultants to assist with determining our direction and consummating any transactions contemplated thereby. We may rely on such persons in making difficult decisions in connection with the Company’s future business and prospects. The selection of any such persons will be made by our Board, and any expenses incurred, or decisions made based on any of the foregoing could prove to be adverse to the Company in hindsight, the result of which could be diminished value to our stockholders.
We are a smaller reporting company, and any decision on our part to comply only with reduced reporting and disclosure requirements applicable to such companies could make our common stock less attractive to investors.
As of December 31, 2024, we qualified as a “smaller reporting company,” as defined in the Exchange Act, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a “smaller reporting company,” and the market value of shares of ContextLogic common stock held by non-affiliates, or our public float, is less than $250 million. As a “smaller reporting company,” we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies. This includes reduced disclosure obligations in our SEC filings such as simplified executive compensation disclosures, exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting and only being required to provide two years of audited consolidated financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our operating results and financial prospects and investors may find shares of ContextLogic common stock less attractive, which may result in a less active trading market for ContextLogic common stock and greater stock price volatility.
We do not intend to pay dividends on our capital stock, so any returns will be limited to increases in the value of ContextLogic common stock.
We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, any future credit facility or financing we obtain may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on ContextLogic common stock. Any return to stockholders will therefore be limited to increases in the price of ContextLogic common stock, if any.
We do not expect to pay any cash dividends to the holders of ContextLogic common stock in the foreseeable future and the availability and timing of future cash dividends, if any, is uncertain.
We do not expect to declare or pay any cash dividends on ContextLogic common stock in the foreseeable future. Our Board will determine the amount and timing of stockholder dividends, if any, that we may pay in future periods. In making this determination, our directors will consider all relevant factors, including the amount of cash available for dividends, capital expenditures, covenants, prohibitions or limitations with respect to dividends, applicable law, general operational requirements and other variables. We cannot predict the amount or timing of any future dividends you may receive, and if we do commence the payment of dividends, we may be unable to pay, maintain or increase dividends over time. Therefore, you may not be able to realize any return on your investment in ContextLogic common stock for an extended period of time, if at all, other than by selling your shares.

The price of ContextLogic common stock has been and continues to be volatile. Declines in the price of ContextLogic common stock have resulted in and could subject us to future litigation.
The market price of ContextLogic common stock has fluctuated and declined and may continue to fluctuate or decline substantially. Accordingly, the price of ContextLogic common stock has been subject to wide fluctuations and could continue to be subject to wide fluctuations for many reasons, many of which are beyond our control, including those described in this “Risk Factors” section and others such as:
•
failure of analysts to initiate or maintain coverage of our company, changes in their estimates of our operating results or changes in recommendations by analysts that follow ContextLogic common stock;

•	uncertainty among investors relating to the strategic alternative that we will choose, including any prospective asset or business acquisition and the terms and conditions thereof;
•	the operating performance of any business we may acquire, if any, including any failure to achieve material revenues therefrom;
•	the performance of our competitors in the marketplace;
•	the public’s reaction to our press releases, SEC filings, website content and other public announcements and information;
•
changes in earnings estimates of any business that we acquire, if any, or recommendations by any research analysts who may follow us or other companies in the industry of a business that we acquire, if any;

•	variations in general economic conditions, including as may be caused by uncontrollable events such as future pandemics, global conflicts and interest rates;
•	the public disclosure of the terms of any financing we disclose in the future;
•	the number of shares of ContextLogic common stock that are eligible to be publicly traded in the future;
•	litigation or claims against us; and
•	any other factors discussed in this registration statement.
Many of these factors are beyond our control and may decrease the market price of ContextLogic common stock, regardless of whether we choose to pursue and consummate an asset or business acquisition and of our current or subsequent operating performance and financial condition. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.
ContextLogic’s Certificate of Incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
ContextLogic’s Certificate of Incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America are the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. ContextLogic’s Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty; (iii) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws (as either may be amended from time to time); (iv) any action to interpret, apply, enforce or determine the validity of ContextLogic’s certificate of incorporation or its bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine.
This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, ContextLogic’s Certificate of Incorporation further provides that the U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If a court were to find either exclusive forum provision of our certificate of incorporation to be inapplicable to or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus, and in documents incorporated by reference in this prospectus, contain “forward-looking” information, as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. When used in this prospectus and in documents incorporated herein by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words “anticipates,” “assumption,” “believes,” “continue,” “could,” “estimates,” “expects,” “foresees,” “forecasts,” “intends,” “goals,” “judgment,” “may,” “might,” “outlook,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “targets,” “will,” “would” and the negative of these terms or other similar expressions. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to:
•
the risk that the US Salt Acquisition may not be consummated in a timely manner or at all, including if we are unable to raise sufficient funds from the Financings to pay the purchase price under the Purchase Agreement;

•
the risk that if we consummate the US Salt Acquisition, we and US Salt may incur significant cost, time, effort and attention on integration and the development of necessary support. These may hinder our ability to realize the expected benefits of the US Salt Acquisition;

•
the risk that if the US Salt Acquisition is completed, as owner, we will operate a substantially larger entity in an industry and locations in which we do not currently operate, subject to additional regulations, risks and uncertainties that we have not previously faced. These could exceed our expectations and have a negative impact on our financial condition and results of operations;

•	the risk that we will incur significant transaction and integration costs in connection with the US Salt Acquisition and significant fees in connection with any delays in closing;
•	the risk that the market price of ContextLogic common stock after the US Salt Acquisition may be affected by factors different from those affecting our shares currently;
•	the risk that because ContextLogic common stock is traded on the OTC Markets, your ability to sell your shares in the secondary trading market may be limited.;
•	the risk that we may not obtain the expected benefits of the Reorganization;
•	the risk that the transfer restrictions may impede or discourage efforts by a third party to acquire ContextLogic;
•	the risk that the transfer restrictions may not be enforceable, and an ownership change may occur with the result that the ability to use the NOLs could be severely limited;
•	the possibility that future legislation may result in us being unable to realize the benefits of the tax attributes;
•	the possibility that we may not be able to make use of the existing benefits of the tax attributes because ContextLogic may not generate taxable income; and
•	the possibility that the IRS could challenge the amount of the tax attributes or claim that we experienced an ownership change, which could reduce the amount of tax attributes that we can use.
Forward-looking statements are subject to a number of risks, uncertainties and assumptions. Matters and factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include but are not limited to the matters and factors described in the section “Risk Factors” above or in our Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Amendment No. 1 thereto, filed with the SEC on March 12, 2025 and April 17, 2025, respectively, in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, filed with the SEC on May 9, 2025, June 30, 2025, filed with the SEC on August 7, 2025, and September 30, 2025, filed with the SEC on October 28, 2025, and in our amended and restated Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 18, 2025, supplemented by the additional definitive proxy materials filed with the SEC on July 3, 2025, and as further updated from time to time by our subsequent filings with the SEC, which are incorporated by reference into this prospectus.

In addition, statements that “we believe” and similar statements reflect the Company’s beliefs and opinions on the relevant subject, including, but not limited to, the Rights Offering, the Transactions, the Reorganization the strategic alternatives considered by our Board, including the decisions taken thereto; future financial performance; future liquidity and operating expenditures; financial condition and results of operations; competitive changes in the marketplace; the outcome of ongoing litigation; the Company’s expected tax rate; the effect of changes in or the application of new or revised tax laws; the effect of new accounting pronouncements; the Company’s voluntary delisting on Nasdaq; and other characterizations of future events or circumstances. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. The Company’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in the forward-looking statements, and you should not place undue reliance on the Company’s forward-looking statements. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments. You should read this prospectus with the understanding that the Company’s actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds from this Rights Offering will be approximately $115 million, before deducting our estimated offering expenses, assuming that the subscription rights are exercised in full.
We intend to use the net proceeds of this Rights Offering, the Backstop Agreements and the Financings, together with cash on hand, to pay the purchase price for the US Salt Acquisition and other costs and expenses related to the US Salt Acquisition, and any remaining net proceeds for general corporate purposes. See “The US Salt Acquisition, Backstop Agreements and Financings.” This Rights Offering is conditioned on the confirmation that the conditions to closing of the US Salt Acquisition have been met. If the US Salt Acquisition is not completed, the rights agent will return all subscription payments received without interest or penalty, as soon as practicable thereafter.
As part of the Backstop Agreements and the Financings, to the extent that we fail to raise $115 million in the aggregate of net proceeds from this Rights Offering, we have through Holdings, entered into (A) the BCP Backstop Agreement with BCP and through ContextLogic, entered into the Abrams Backstop Agreements with each of ACP I and ACP II. Under the respective Backstop Agreements, in order to facilitate the US Salt Acquisition in the event the Rights Offering is not fully subscribed at the expiration of the Rights Offering Period, (i) BCP is obligated to purchase Preferred Units from Holdings at the Per Unit Subscription Price for an aggregate amount not to exceed the BCP Cap and (ii) each of ACP I and ACP II is obligated to purchase ContextLogic common stock from ContextLogic at the Per Share Subscription Price, for an aggregate amount not to exceed (i) $1,570,900 for ACP I and (ii) $21,429,100 for ACP II; and (B) the Debt Commitment Letter with certain lenders, pursuant to which the lenders committed to fund up to $215 million to Holdings in connection with a new senior secured first lien term loan facility and $25 million to Holdings in connection with a new senior secured first lien revolving loan facility. See “The US Salt Acquisition, Backstop Agreements and Financings — The Backstop Agreements” and “— The Financing Arrangements” for more information.
The following table sets forth the estimated sources and uses of funds in connection with the US Salt Acquisition and the Financings described in this prospectus. The estimated net proceeds from this Rights Offering reflected in the following table has been calculated based upon the issuance and sale of 14,375,000 shares of ContextLogic common stock at an exercise price of $8.00 per share. The sources of funds present gross proceeds of this Rights Offering. To the extent the Rights Offering is not fully subscribed, the Backstop Agreements are expected to provide proceeds to replace such underscriptions in the table below.
The actual amounts may vary from the estimated amounts set forth in the following table.

Sources of funds (in millions)
Equity rollover – US Salt	$324
Existing ContextLogic cash(1)	292
Debt financing	215
Rights offering	115
Total sources of funds	$946

Uses of funds(1) (in millions)
Estimated purchase price of US Salt	$694
Net debt paydown – US Salt	207
Cash on balance sheet	10
Transaction and financing fees(2)	35
Total uses of fund	$946

(1)
Includes estimated ContextLogic cash at date of signing of the Purchase Agreement and plus $75 million additional investment by BCP pursuant to the A&R Investment Agreement. See “Business — ContextLogic Business — The BC Partners Investment.”

(2)	Reflects illustrative transaction expenses as estimated at date of signing of the Purchase Agreement.

DILUTION
If you do not exercise your rights to subscribe for ContextLogic common stock in the Rights Offering, your ownership interest will be diluted. In addition, if you exercise your rights to subscribe for shares of ContextLogic common stock in the Rights Offering, your ownership interest will be diluted immediately to the extent of the difference between the exercise price per share of ContextLogic common stock and the adjusted net tangible book value per share of ContextLogic common stock after the Rights Offering. The discussion of dilution and the table below should be read in conjunction with the sections entitled “Unaudited Pro Forma Combined Financial Statements” and our consolidated financial statements and notes thereto incorporated by reference.
Net tangible book value per share represents the amount of our total tangible assets, excluding intangible assets, less total liabilities divided by the total number of shares outstanding (after giving pro forma effect to the US Salt Acquisition and related transactions). Our net tangible book value as of September 30, 2025 would have been approximately $177 million, or approximately $3.94 per share after giving pro forma effect to the US Salt Acquisition and related transactions and assuming 0% participation in the Rights Offering.
Dilution per share to purchasers in the Rights Offering represents the difference between the amount per share paid by purchasers for ContextLogic common stock in the Rights Offering and the pro forma net tangible book value per share of ContextLogic common stock immediately following the completion of the Rights Offering.
After giving pro forma effect to the US Salt Acquisition and related transactions and effect to the sale of 14,375,000 shares of ContextLogic common stock (assuming 100% participation in the Rights Offering) upon exercise of subscription rights offered by this prospectus at the public offering price of $8.00 per share, after deducting the estimated fees, commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2025 would have been approximately $177 million or approximately $2.57 per share. This represents a decrease in net tangible book value of approximately $1.37 per share to our existing stockholders attributable to the Rights Offering, as illustrated by the following table:

Exercise price for one share of ContextLogic common stock	$8.00
Pro forma net tangible book value per share as of September 30, 2025, after giving effect to the US Salt Acquisition and related transactions assuming 0% Rights Offering Participation	$3.94
Decrease per share attributable to the impact of the Rights Offering	$(1.37)
Pro forma net tangible book value per share as of September 30, 2025, after giving effect to the US Salt Acquisition and related transactions assuming 100% Rights Offering Participation	$2.57

The discussion of dilution, and the table quantifying it, assume no exercise of any outstanding options or other potentially dilutive securities.

DIVIDEND POLICY AND RESTRICTIONS ON DIVIDENDS
Dividend Policy
We have never declared or paid any cash dividends on ContextLogic common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the Board deems relevant.

THE US SALT ACQUISITION, BACKSTOP AGREEMENTS AND FINANCINGS
On December 8, 2025, we entered into a Purchase Agreement with the Buyer Parties, the Management Aggregator, the Seller Parties, US Salt, the Sellers Representative, and, solely for the purposes of Section 7.16 to the Purchase Agreement and, as it relates thereto, Article XV of the Purchase Agreement, BCP. A copy of the Purchase Agreement and certain of the other agreements described herein filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information” and “Incorporation by Reference.” Capitalized terms used in this section, “The US Salt Acquisition, Backstop Agreement and Financings,” but not herein defined shall have the respective meanings set forth in the Purchase Agreement.
The Purchase Agreement
Transactions
The transactions contemplated by the Purchase Agreement are as follows:
(a)	On the Closing Date and prior to the Closing, certain of the Seller Parties and their Affiliates will consummate the Pre-Closing Reorganization;
(b)	Prior to the Closing, certain Buyer Parties and their Affiliates will consummate the Buyer Pre-Closing Reorganization;
(c)
Following the Pre-Closing Reorganization, as of immediately prior to the Parent Contribution and Exchange (defined below), (i) US Salt will be collectively owned 100% by Emerald GP, Blocker, Emerald Fund, the Abrams Investors and the Management Investors, and (ii) Blocker will be wholly-owned by Blocker Seller;

(d)
(i) Blocker Seller will contribute a portion of its membership interests in Blocker to ContextLogic in exchange for shares of ContextLogic common stock, and ContextLogic will accept such contribution and issue shares of ContextLogic common stock to Blocker Seller in exchange therefor; (ii) Emerald GP and Emerald Fund will contribute a portion of their respective Company Units to ContextLogic in exchange for shares of ContextLogic common stock, and ContextLogic will accept such contribution and issue shares of ContextLogic common stock to Emerald GP and Emerald Fund in exchange therefor; and (iii) each of the Abrams Investors will contribute a portion of its Company Units to ContextLogic in exchange for shares of ContextLogic common stock, and ContextLogic will accept such contribution and issue shares of ContextLogic common stock to each of the Abrams Investors in exchange therefor, in each case, on the terms and subject to the conditions set forth in the Purchase Agreement (the transactions described in the foregoing clauses (i)-(iii), the “Parent Contribution and Exchange”);

(e)
Immediately following the consummation of the Parent Contribution and Exchange, Blocker Seller will sell to ContextLogic, and ContextLogic will purchase from Blocker Seller, all of Blocker Seller’s remaining membership interests in Blocker for cash consideration, on the terms and subject to the conditions set forth in the Purchase Agreement (the “Blocker Sale”);

(f)
Immediately following the consummation of the Blocker Sale, (i) certain Management Investors will contribute a portion of their Company Units to Holdings in exchange for the Preferred Units, and Holdings will accept such contribution and issue Preferred Units to such Management Investors in exchange therefor; (ii) Emerald GP will contribute a portion of the Company Units then held by it to Holdings in exchange for Preferred Units of Holdings, and Holdings will accept such contribution and issue Preferred Units to Emerald GP in exchange therefor; (iii) the Abrams Investors (together with the Management Investors identified on Schedule 1.03 to the Purchase Agreement and Emerald GP, the “Rollover Sellers”) will contribute a portion of the Company Units then held by them to Holdings in exchange for Preferred Units of Holdings, and Holdings will accept such contribution and issue Preferred Units to the Abrams Investors in exchange therefor, in each case, on the terms and subject to the conditions set forth in the Purchase Agreement (the transactions described in the foregoing clauses (i)-(iii), the “Buyer Rollover”);

(g)
Immediately following the consummation of the Buyer Rollover, (i) Blocker will contribute all of the Company Units then held by it to Holdings in exchange for Class B-1 Common Units of Holdings, and Holdings will accept such contribution and issue Class B-1 Common Units to Blocker in exchange therefor;

and (ii) ContextLogic will contribute all of the Company Units then held by it to Holdings in exchange for Class B-1 Common Units of Holdings, and Holdings will accept such contribution and issue Class B-1 Common Units to ContextLogic in exchange therefor (the transactions described in the foregoing clauses (i)-(ii), the “Internal Contribution and Exchange”);
(h)
Immediately following the consummation of the Internal Contribution and Exchange, Emerald GP, Emerald Fund, each of the Abrams Investors, and each of the Management Investors (collectively, the “Cash Sellers”) will sell to Holdings, and Holdings will purchase from each such Person, all of the Company Units then held by such Person for cash consideration, on the terms and subject to the conditions set forth in the Purchase Agreement (the “Company Sale” and, together with the Parent Contribution and Exchange, the Blocker Sale, the Internal Contribution and Exchange and the Buyer Rollover, collectively, the “Transaction” or the “Transactions”).

Upon consummation of the Transactions, Holdings will have acquired US Salt and its subsidiaries, including the US Salt Acquisition.
Consideration
Pursuant to the Purchase Agreement, at or prior to the Closing, Holdings or ContextLogic will deliver:
(a)	immediately available funds to Blocker Seller, representing the cash payments to be made in the Blocker Sale;
(b)	immediately available funds to the Sellers Representative (on behalf of the Cash Sellers (other than Blocker Seller)), representing the cash payments to be made in the Company Sale;
(c)	the Adjustment Escrow Amount in an amount of $2,750,000 to the Escrow Agent, consisting of immediately available funds and to be held in accordance with the terms of the Escrow Agreement;
(d)	the amount set forth in the Payoff Letters;
(e)
all Transaction Expenses, in the amounts and to the Persons set forth on the Estimated Closing Statement (or, in the case of any Transaction Expenses that constitute wages payable to employees of US Salt and its Subsidiaries, deposit such amounts with US Salt, LLC, a Delaware limited liability company (“Opco”), for further payment to the Persons entitled thereto no later than Opco’s second regularly scheduled payroll date following the Closing Date); and

(f)	the Expense Fund, in the amount of $250,000, to the Sellers Representative.
Representations and Warranties; Covenants
The parties to the Purchase Agreement have made customary representations, warranties and covenants in the Purchase Agreement, including, among others, covenants with respect to the conduct of the Buyer Parties, the Seller Parties and US Salt and their respective applicable businesses prior to the Closing. Each of the Buyer Parties, the Seller Parties and US Salt has agreed to cooperate and use reasonable best efforts to cause the Transactions to be consummated. Additionally, as soon as reasonably practicable following delivery of the Required Financing Information, ContextLogic agreed to submit a registration on Form S-1 under the Securities Act for the purposes of offering the holders of ContextLogic common stock, Rights that will entitle the holders thereof, collectively, to purchase, on a pro rata basis, shares of ContextLogic common stock for an aggregate purchase price of $115,000,000 (the “Rights Offering Amount”). This prospectus is a part of such registration statement.
Conditions to Consummation of the Transactions
The Closing is subject to certain customary conditions, including, among other things: (a) (i) each of the Fundamental Representations and Buyer Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date; (ii) all of the other representations and warranties of the Buyer Parties and Seller Parties under the Purchase Agreement shall be true and correct as of the Closing Date.
Termination
The Purchase Agreement may be terminated by the parties to the Purchase Agreement under certain circumstances, including, among others, (i) by mutual written consent of Holdings and US Salt, (ii) by Holdings, upon written notice to US Salt, if there has been a violation or breach by the Seller Parties or US Salt of any covenant, agreement, obligation, representation or warranty in the Purchase Agreement which has prevented the satisfaction of the Buyer Parties’ conditions to closing in Article X and (i) such violation or breach has not been waived by Holdings; (ii) Holdings has provided written notice to US Salt and the Sellers Representative of such violation or breach; and (iii) the applicable Seller Party or US Salt, as the case may be, has not cured such violation or breach; (iii) by US Salt, upon written notice to Holdings, if there has been a violation or breach by any Buyer Party of any covenant, agreement, obligation, representation or warranty in the Purchase Agreement which has prevented the satisfaction of the Seller Parties conditions to closing in Article XI (i) such violation or breach has not been waived in writing by US Salt; (ii) US Salt has provided written notice to Holding of such violation or breach; and (iii) the applicable Buyer Party has not cured such violation or breach; (iv) by US Salt, if, all conditions set forth in Article X have been satisfied and the Buyer Parties have failed to consummate the Closing within three (3) Business Days following receipt of written notice from ContextLogic and Sellers Representative; (v) by either Holdings or US Salt upon notice to the other if any Governmental Authority enacts, promulgates, issues, enters or enforces any Order or Law permanently enjoining or prohibiting the transactions contemplated by the Purchase Agreement, which has become final and non-appealable, or (vi) subject to certain conditions, by either Holdings or US Salt, upon written notice to the other, if the Closing shall not have occurred prior to 11:59 p.m. (Chicago time) on the date that is two hundred seventy (270) days after the date of the Purchase Agreement (the “Outside Date”), provided that if the No Governmental Order conditions under the Purchase Agreement have not been satisfied as of the Outside Date, and all other conditions of US Salt, the Seller Parties and the Buyer Parties (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but which conditions would be satisfied if the Closing were to occur on such date) are then satisfied or have been waived, the Outside Date shall be automatically extended by thirty (30) days.
Additional Information
The foregoing description of the Purchase Agreement and the Transactions is only a summary of the material terms, does not purport to be complete, and is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 2.1 and is hereby incorporated by reference into this prospectus. The Purchase Agreement contains representations, warranties and covenants that the parties made to each other as of the date of the Purchase Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Purchase Agreement. The Purchase Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about the Buyer Parties, the Seller Parties, US Salt, the Sellers Representative or any other party to the Purchase Agreement. In particular, the representations, warranties, covenants and agreements contained in the Purchase Agreement, which were made only for purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Purchase Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Purchase Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in ContextLogic’s public disclosures.
The Backstop Agreements
In connection with entry into the Purchase Agreement, on December 8, 2025, Holdings entered into the BCP Backstop Agreement with BCP and ContextLogic entered into the Abrams Backstop Agreements.
Under the respective Backstop Agreements, in order to facilitate the US Salt Acquisition in the event the Rights Offering is not fully subscribed at the expiration of the Rights Offering Period, (i) BCP is obligated to purchase Preferred Units from Holdings at the Per Unit Subscription Price for an aggregate amount not to exceed the BCP Cap and (ii) each of ACP I and ACP II is obligated to purchase ContextLogic common stock from ContextLogic at the Per Share Subscription Price, for an aggregate amount not to exceed (i) the ACP I Cap and (ii) the ACP II Cap.

Subject to the expiration of the Rights Offering Period and the terms and conditions of the Rights Offering, which shall be customary and subject to the prior written approval of each of BCP, ACP I and ACP II (in each case, not to be unreasonably withheld, conditioned or delayed):
•
BCP shall purchase, and Holdings shall issue and sell to BCP, a number of Preferred Units equal to the quotient of (A) (i) the product of 80% multiplied by (ii) the difference between (x) the Rights Offering Amount, minus (y) the dollar amount of proceeds from the Rights Offering actually received by Parent prior to (and that remain available to Parent at) or immediately prior to the closing of the Transactions (such product, the “BCP Purchase Price”) divided by (B) the Per Unit Subscription Price, for an amount in cash equal to the BCP Purchase Price;

•
ACP I shall purchase, and Parent shall issue and sell to ACP I, a number of shares of ContextLogic common stock equal to the quotient of (A) (i) the product of 1.366% multiplied by (ii) the difference between (x) the Rights Offering Amount, minus (y) the dollar amount of proceeds from the Rights Offering actually received by Parent prior to (and that remain available to Parent at) or immediately prior to the closing of the Transactions (such product, the “ACP I Purchase Price”) divided by (B) the Per Share Subscription Price, for an amount in cash equal to the ACP I Purchase Price; and

•
ACP II shall purchase, and Parent shall issue and sell to ACP II, a number of shares of ContextLogic common stock equal to the quotient of (A) (i) the product of 18.634% multiplied by (ii) the difference between (x) the Rights Offering Amount, minus (y) the dollar amount of proceeds from the Rights Offering actually received by Parent prior to (and that remain available to Parent at) or immediately prior to the closing of the Transactions (such product, the “ACP II Purchase Price”) divided by (B) the Per Share Subscription Price, for an amount in cash equal to the ACP II Purchase Price.

For the avoidance of doubt, in no event will the BCP Purchase Price, the ACP I Purchase Price, or the ACP II Purchase Price exceed the BCP Cap, ACP I Cap, or ACP II Cap, respectively.
With respect to the Abrams Backstop Agreements, our Board approved a waiver of the transfer restrictions of the ContextLogic common stock with respect to ACP I and ACP II to permit the acquisition, issuance, holdings, and related transfer of shares of ContextLogic common stock pursuant to the Abrams Backstop Agreements.
The parties to the Backstop Agreements have made customary representations and warranties in the Backstop Agreements. The Backstop Agreements contain customary covenants and customary conditions to closing.
The Backstop Agreements automatically terminate if the Purchase Agreement terminates in accordance with its terms.
The Financing Arrangements
As contemplated by the Purchase Agreement, on December 8, 2025, Holdings entered into the Debt Commitment Letter with certain lenders, pursuant to which the lenders committed to fund up to $215 million to Holdings in connection with the Term Facility and $25 million to Holdings in connection with the Revolving Facility, in each case subject to the terms and conditions set forth in the Debt Commitment Letter. The Debt Commitment Letter may be terminated (i) by the valid termination of the Purchase Agreement in accordance with its terms prior to the closing of the US Salt Acquisition or (ii) the consummation of the US Salt Acquisition without the use of the Term Facility or the Revolving Facility.
The Company intends to use the proceeds of the Facilities, together with Backstop Agreements and the Rights Offering to help (i) fund a portion of the US Salt Acquisition, (ii) repay US Salt’s existing indebtedness under its current credit facility, (iii) pay fees and expenses incurred in connection with the US Salt Acquisition, (iv) cash collateralize, backstop or replace letters of credit of US Salt and (v) fund working capital and general corporate purpose needs.
Second Amended and Restated Limited Liability Company Agreement
As contemplated by the Purchase Agreement on the Closing Date, Holdings will enter into a Second Amended and Restated Limited Liability Company Agreement (the “2nd A&R LLCA”) which will amend and restate that certain Amended and Restated Limited Liability Company Agreement entered into on March 6, 2025. The 2nd A&R LLCA will set forth the relative designations, rights, preferences, powers, restrictions, and limitations relating to the units of Holdings.

Registration Rights Agreement
Demand Registration
As contemplated by the Purchase Agreement, in connection with entering into the Purchase Agreement, on the Closing Date, ContextLogic and certain of the Rollover Sellers intend to enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which at any time after the date of the Registration Rights Agreement, each signatory to the Registration Rights Agreement listed as Lead Investor (a “Lead Investor”) shall have the right to make a written request to ContextLogic for registration under the Securities Act of the offer and sale to the public of any Registrable Securities pursuant to a Registration Statement (such request, a “Demand Registration Request”) of all or part of the Registrable Securities held by such Lead Investor which would reasonably be expected to result in gross proceeds of at least $15,000,000 and ContextLogic will agree to file a Registration Statement with the SEC within thirty (30) days of receipt of the Demand Registration Request (or, if such 30-day period falls in a Company Blackout Period, within five (5) Business Days from the end of such Company Blackout Period) and use its reasonable best efforts to cause such Registration Statement to be promptly declared effective under the Securities Act. No more than two (2) Business Days after receiving a Demand Registration Request, ContextLogic shall deliver a written notice (a “Demand Notice”) of such Demand Registration Request to all the Lead Investors and each signatory to the Registration Rights Agreement listed as other investors (the “Other Investors”) who then hold Registrable Securities under the Registration Rights Agreement (collectively, the “Holders”), offering them the opportunity to include their Registrable Securities in the Demand Registration. Subject to Section 3.1.7 of the Registration Rights Agreement, ContextLogic shall include in the Demand Registration all such Registrable Securities with respect to which ContextLogic has received written requests for inclusion therein within three (3) Business Days after the date that the Demand Notice was delivered. ContextLogic shall use its reasonable best efforts to cause the Demand Registration Statement to become effective and remain effective for not less than one hundred eighty (180) days, subject to certain conditions in the Registration Rights Agreement.
Shelf Registration
Additionally, pursuant to the Registration Rights Agreement, upon the written request of any of the Lead Investors (such request, a “Shelf Registration Request”), ContextLogic will be required to promptly file a shelf Registration Statement (as defined in the Registration Rights Agreement) with the SEC pursuant to Rule 415 under the Securities Act relating to the offer and sale of Registrable Securities by any Holders thereof and shall use reasonable best efforts to cause such Shelf Registration Statement to promptly become effective under the Securities Act (such Registration pursuant to a Shelf Registration Request, a “Shelf Registration”). No more than two (2) Business Days after receiving a Shelf Registration Request, ContextLogic shall deliver a written notice (a “Shelf Registration Notice”) of any such request to all other Holders, which shall specify, if applicable, the amount of Registrable Securities to be registered and shall offer each such Holder the opportunity to include their Registrable Securities in the Shelf Registration. ContextLogic shall include in such Shelf Registration all such Registrable Securities with respect to which ContextLogic has received written requests for inclusion therein within three (3) Business Days (or such shorter period as may be reasonably requested in connection with an underwritten “block trade”) after the date that the Shelf Registration Notice has been delivered. ContextLogic shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective under the Securities Act in order to permit the Prospectus forming part of the Shelf Registration Statement to be usable by Holders until the earlier of: (i) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement or another Registration Statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder); and (ii) the date as of which no Holder holds Registrable Securities (such period of effectiveness, the “Shelf Period”).
Shelf Takedown
At any time ContextLogic has an effective Shelf Registration Statement with respect to a Holder’s Registrable Securities, any of the Lead Investors may make a written request (a “Shelf Takedown Request”) to ContextLogic to effect a Public Offering (as defined in the Registration Rights Agreement), including an Underwritten Shelf Takedown (as defined in the Registration Rights Agreement), of all or a portion of such Holder’s Registrable Securities that may be registered. No more than two (2) Business Days after receiving a Shelf Takedown Request (or such shorter period as may be reasonably requested in connection with an underwritten “block trade”) for any Underwritten Shelf Takedown, ContextLogic shall deliver a notice (a “Shelf Takedown Notice”) to each other Holder with Registrable Securities covered by the applicable Registration Statement, or to all other Holders if such Registration Statement is undesignated (each a “Potential Takedown Participant”). The Shelf Takedown Notice shall offer each such Potential Takedown

Participant the opportunity to include in any Underwritten Shelf Takedown such number of Registrable Securities as each such Potential Takedown Participant may request in writing. ContextLogic shall include in the Underwritten Shelf Takedown all such Registrable Securities with respect to which ContextLogic has received written requests for inclusion therein within three (3) Business Days (or such shorter period as may be reasonably requested in connection with an underwritten “block trade”) after the date that the Shelf Takedown Notice has been delivered.
Piggyback Registration
If ContextLogic at any time proposes to file a Registration Statement under the Securities Act or to conduct a Public Offering (as defined in the Registration Rights Agreement) with respect to any offering of its equity securities subject to certain exceptions, then, no less than ten (10) Business Days prior to the proposed date of filing of such Registration Statement or, in the case of a Public Offering under a Shelf Registration Statement, the anticipated pricing or trade date, ContextLogic shall give written notice (a “Piggyback Notice”) of such proposed filing or Public Offering to all Holders, and such Piggyback Notice shall offer the Holders the opportunity to register under such Registration Statement, or to sell in such Public Offering, such number of Registrable Securities as each such Holder may request in writing. Subject to Section 3.3.2 of the Registration Rights Agreement, ContextLogic shall include in such Registration Statement or Public Offering all such Registrable Securities that are requested to be included therein within five (5) Business Days after the receipt by such Holder of any such notice, subject to certain exceptions as discussed in more detail in the Registration Rights Agreement.
For purposes of the foregoing description of the Registration Rights Agreement and as defined in the Registration Rights Agreement:
•	“Company Blackout Period” means the period starting two weeks prior to the end of any fiscal quarter and ending on the second (2nd) Business Day after earnings are publicly reported for such period.
•
“Public Offering” means the offer and sale of Registrable Securities for cash pursuant to an effective Registration Statement under the Securities Act (other than a Registration Statement on Form S-4 or Form S-8 or any successor form).

•
“Registrable Securities” means (i) all shares of ContextLogic common stock, (ii) all shares of ContextLogic common stock issuable upon exercise, conversion or exchange of any option, warrant or convertible security of any Person (as defined in the Registration Rights Agreement) that is not then subject to vesting or forfeiture to ContextLogic and (iii) all shares of ContextLogic common stock directly or indirectly issued or then issuable with respect to the securities referred to in clauses (i) or (ii) above by way of a stock dividend or stock split, or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, in any such case under clauses (i), (ii) or (iii) above, whether owned on the date hereof or hereafter acquired; provided, however, that shares of ContextLogic common stock that are then subject to forfeiture to ContextLogic shall not be deemed “Registrable Securities” for purposes of Section 3.1, 3.2.4 or 3.3 of the Registration Rights Agreement. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (w) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement, (x) such securities shall have been Transferred (as defined in the Registration Rights Agreement) pursuant to Rule 144, (y) such Holder is able to immediately sell such securities under Rule 144 without any restrictions on transfer (including without application of paragraphs (c), (d), (e), (f) and (h) of Rule 144), or (z) such securities shall have ceased to be outstanding.

•
“Registration Statement” means any registration statement of ContextLogic filed with, or to be filed with, the SEC under the Securities Act, including the related Prospectus (as defined in the Registration Rights Agreement), amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement other than a registration statement (and related Prospectus) filed on Form S-4 or Form S-8, or any successor form to either of the foregoing.

Voting Agreement
As contemplated by the Purchase Agreement, in connection with entering into the Purchase Agreement, on the Closing Date, each of the Abrams Investors and BCP (together, the “Voting Entities”), entered into a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, each of the Voting Entities agreed, among other matters, to vote their shares of ContextLogic common stock: (i) to cause the board of directors of ContextLogic (the “Board”) to be comprised of seven (7) directors at all times; (ii) for the election of two (2) individuals designated by the Abrams Investors to serve as directors on the Board (the “Abrams Nominees”), subject to certain conditions; (iii) for the election of two (2) individuals designated by BCP to serve as directors on the Board (the “BCP Nominees”), subject to certain conditions; (iv) for the election of any three (3) individuals, as each Party may determine in its respective sole discretion, who qualify as independent directors to serve as directors on the Board; and (v) against any action, proposal, transaction or agreement that would or would reasonably be expected to result in the removal of any Abrams Nominee from the Board without the prior written consent of the Abrams Investors or any BCP Nominee from the Board without the prior written consent of BCP.
Escrow Agreement
As contemplated by the Purchase Agreement, in connection with the Purchase Agreement, Wilmington Trust, NA, a national banking association (the “Escrow Agent”), the Sellers Representative, and Holdings will enter into an Escrow Agreement which sets forth the terms of the Adjustment Escrow Fund, which is to include the Adjustment Escrow Amount of $2,750,000. Pursuant to the Escrow Agreement, the Escrow Agent will hold the Escrow Funds in an account established with and designated by the parties to the Escrow Agreement by the Escrow Agent, pursuant to which the Escrow Funds shall be held in a segregated, non-commingled deposit account titled in the name of the Escrow Agent for the benefit of the parties and not merely by book-entry identification.
Indemnification Agreement
In connection with the closing of the Transactions and pursuant to the Purchase Agreement, each Abrams Nominee shall enter into an Indemnification Agreement with ContextLogic whereby ContextLogic agrees to hold harmless and indemnify each indemnitee to the fullest extent permitted by law, subject to customary conditions. The Indemnification Agreement will also require ContextLogic to pay, in the first instance, the entire amount of any judgment or settlement of such action, suit or proceeding without requiring the indemnitee to contribute to such payment and ContextLogic hereby waives and relinquishes any right of contribution it may have against the indemnitee, in addition to other customary provisions.
D. Sugarman Employment Agreement
On December 8, 2025, David Sugarman, current Chief Executive Officer of Opco, a subsidiary of US Salt, entered into an amended and restated employment agreement (the “Sugarman Employment Agreement”) with Opco for the position of Chief Executive Officer of Opco. In connection with the Transaction, Opco will become a subsidiary of ContextLogic, and as such, ContextLogic’s Compensation Committee and Board have approved the assumption of the employment agreement with Mr. Sugarman. Under the terms of the Sugarman Employment Agreement, Mr. Sugarman will receive a base salary of $550,000, will be eligible for an annual discretionary bonus of between 0% to 150% of his base salary based on achievement of EBITDA growth metrics of Opco, and will be eligible to participate in a long-term incentive program that vests over a five-year performance period. Upon a termination of Mr. Sugarman’s employment without “Cause” or by Mr. Sugarman for “Good Reason” (as such terms are defined in the Sugarman Employment Agreement), he is eligible for any earned but unpaid prior year’s bonus, any vested portion of his long-term incentive award, payable at the same time such award would have been paid had he remained employed, 12 months’ base salary continuation, a pro-rated bonus for the year of termination, based on actual performance, and up to 12 months’ COBRA premium payments, in each case conditioned upon his timely execution and non-revocation of a release of claims and compliance with his restrictive covenants.
* * *
The Purchase Agreement, the Backstop Agreements and the Debt Commitment Letter should not be read alone, but should instead be read in conjunction with the other information regarding us and US Salt that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, and other documents that the Company files with the SEC. Please refer to “Where You Can Find Additional Information” and “Information Incorporated by Reference.”
This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities, other than those shares of ContextLogic common stock specifically referenced herein, nor does it constitute a solicitation of any vote or approval.

THE RIGHTS OFFERING
The Subscription Rights and Transfer Provisions
In this Rights Offering, we are issuing at no charge a subscription right with respect to each share of ContextLogic common stock outstanding as of the Effective Date. The subscription rights will remain attached to and trade along with the associated ContextLogic common stock. Holders of subscription rights will be entitled to purchase 0.53486 shares of ContextLogic common stock for every subscription right held, at the exercise price of $8.00 per share. If all of the subscription rights are exercised in this Rights Offering, the aggregate number of shares of ContextLogic common stock issued in the Rights Offering would be 14,375,000 shares and the total purchase price of all of ContextLogic common stock sold in the Rights Offering will be $115 million.
The subscription rights in respect of shares of ContextLogic common stock are exercisable beginning on the Effective Date and will expire if they are not exercised by the Expiration Time, unless extended by us from time to time in our sole discretion.
In order to subscribe for the rights issued to you as a holder of ContextLogic common stock, you must submit your shares of ContextLogic common stock, with your rights certificate and payment of the exercise price. The shares of ContextLogic common stock submitted as part of the subscription process will not be transferable until they are returned to you upon completion or cancellation of the Rights Offering.
Holders who exercise their subscription rights will not be entitled to revoke their exercise, unless we amend this Rights Offering to extend the Expiration Time for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, in which case we will allow holders to cancel previous subscriptions and receive a refund of amounts previously advanced.
Subscription rights that are not exercised by the Expiration Time will expire on that date and will have no further value. The holders of restricted shares, and to the extent vested and exercised prior to the Effective Date, options to purchase shares of ContextLogic common stock are eligible to participate in this Rights Offering. Upon such exercise, such shares will be treated in the same manner as the other shares of ContextLogic common stock described in this prospectus.
Holders who do not exercise their subscription rights or who trade the shares to which the subscription rights attach without first exercising the subscription rights will relinquish any value inherent in the subscription rights.
Holders who wish to exercise the subscription rights should note that immediately available funds must be received by the Expiration Time for a subscription to be valid. Although personal checks will be accepted, if they have not cleared by the Expiration Time, the subscription may not be valid. See “—Method and Receipt of Payment.” We reserve the right to limit the exercise of any subscription rights that would result in a risk of any stockholder becoming the owner of 4.9% or more of ContextLogic common stock. See “Risk Factors—We have the right to limit the exercise of the subscription rights.”
The number of shares that a holder may purchase pursuant to the basic subscription rights we are distributing is calculated by multiplying the number of subscription rights owned by 0.53486. For example, if a holder owns 100 subscription rights (based on holding 100 ContextLogic common stock shares), such holder may subscribe for 53 shares (100 subscription rights multiplied by 0.53486 = 53.486, rounded down to eliminate fractional shares). There is no minimum subscription requirement. We will not issue fractional shares of ContextLogic common stock. Fractional shares of ContextLogic common stock resulting from the exercise of the basic subscription rights will be eliminated by rounding down to the nearest whole share, with the total purchase price to be paid by the holder being adjusted accordingly. Any excess subscription payments received by the rights agent will be returned, without interest or penalty, as soon as practicable.
The subscription rights are “stapled” to the ContextLogic common stock. Since stock trades may take a business day to settle, you may not receive your shares in time to exercise the attached subscription rights if you purchase shares late in the Rights Offering Period. Additionally, since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle following the Expiration Time and therefore would not settle with the subscription right. Holders should submit their trades before the last day of the Rights Offering Period. We are under no obligation, and have no intention, to adjust our procedures to accommodate holders who acquire shares after the Rights Offering has expired.

During the Rights Offering Period, the subscription rights will remain attached to and trade along with the associated ContextLogic common stock. Therefore, if a holder transfers shares of ContextLogic common stock during the period of the Rights Offering, the subscription rights associated with those shares of ContextLogic common stock will transfer along with the shares of ContextLogic common stock. Upon submission of a holder’s ContextLogic common stock for exercise of subscription rights, the ContextLogic common stock will be held in a suspense account and will cease to trade. Since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle following the Expiration Time and therefore would not settle with the subscription right. The rights are not separately tradable or transferable from the shares of ContextLogic common stock. At consummation of the Rights Offering, the ContextLogic common stock to be issued pursuant to validly exercised subscription rights will be issued, and the associated ContextLogic common stock will be released from the suspense account and returned to the holders who exercised such subscription rights.
Purpose of this Rights Offering
The principal purpose of this Rights Offering is to assist the Company in financing a portion of the cash purchase price for the US Salt Acquisition. See “Use of Proceeds.”
Determination of Terms of the Rights Offering
The exercise price and the other terms of the Rights Offering were approved by our Board. Our Board was also advised by our tax and corporate counsel and independent financial advisors who advised the Company in connection with the US Salt Acquisition, the Backstop Agreements and the Financings.
After review, the Board determined that the Rights Offering, together with the other Financings discussed in “The US Salt Acquisition, Backstop Agreements and Financings” above, was necessary in order to help raise the funding to finance the US Salt Acquisition. Further, a rights offering gives our stockholders the opportunity to participate in the sale of new equity capital on a pro rata basis. The exercise price for this Rights Offering is $8.00 per share and the Board believes that the exercise price for this Rights Offering balances our objective of achieving the maximum net proceeds obtainable from the Rights Offering, while providing our security holders with an opportunity to make an additional investment in our company and reduce the level of dilution of their ownership position in us. Further, in connection with entering into the Purchase Agreement, the Backstop Agreements and agreements relating to the Financings, the Board conferred with financial advisors experienced in equity offerings, including rights offerings, to determine that the pricing terms set forth in the respective agreements were fair and reasonable to the Company’s stockholders.
While ContextLogic common stock has traded at prices in excess of the exercise price in this Rights Offering, there can be no assurance that the market price of ContextLogic common stock will not decline during the exercise period to a level equal to or below the exercise price, or that, following the issuance of the subscription rights and of ContextLogic common stock upon exercise of subscription rights, an exercising holder will be able to sell shares purchased in this Rights would settle following the Expiration Time and therefore Offering at a price equal to or greater than the exercise price. See “Risk Factors—The price of ContextLogic common stock has been and continues to be volatile” and our other risk factors for a more complete discussion of risks associated with this Rights Offering and factors that can influence our financial performance.
Shares of ContextLogic Common Stock Outstanding after the Rights Offering
If all subscription rights are exercised in this Rights Offering, 14,375,000 new shares of ContextLogic common stock will be issued upon consummation of the Rights Offering. Based on the 26,876,099 shares of ContextLogic common stock issued and outstanding as of January 15, 2026, our issuance of shares in this Rights Offering and the Backstop Agreements would result, on a pro forma basis as of January 15, 2026 in an approximate 65.15% increase in the number of outstanding shares of ContextLogic common stock.
Conditions to the Rights Offering
The completion of this Rights Offering is conditioned on the confirmation that the conditions to closing of the US Salt Acquisition have been met. However, it is not contingent on the completion of any other backstop or financing. We may terminate the Rights Offering at any time in our sole discretion, including if the US Salt Acquisition is terminated or if there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the Rights Offering that in the sole judgment of our Board would or could make the Rights Offering or its completion illegal or materially more burdensome to us or otherwise restrict or prohibit completion of the Rights Offering. Subscription rights are not exercisable in any state or other jurisdiction in which the offer and sale of the subscription rights and ContextLogic common stock is not permitted, see “Plan of Distribution.”
In addition, if we determine that the exercise of the subscription rights would cause an unreasonable risk of a Section 382 ownership change, we may terminate the Rights Offering.
If the conditions to completion of the Rights Offering are not satisfied or we otherwise terminate the Rights Offering, all subscription rights will expire without value and all exercise payments received by the rights agent will be returned promptly, without interest, penalty or deduction.
Expiration of the Rights Offering
Holders may exercise subscription rights at any time before 5:00 p.m. in New York City, on    , 2026, the Expiration Time. We may, in our sole discretion, extend the time for exercising the subscription rights. If a holder does not exercise subscription rights before the Expiration Time, such holder’s unexercised subscription rights will be null and void. We will not be obligated to honor a holder’s exercise of subscription rights if the rights agent, Equiniti, receives the documents relating to such exercise after the Rights Offering expires, regardless of when the holder transmitted the documents. We may extend the Expiration Time by giving oral or written notice to the rights agent on or before the scheduled Expiration Time. If we elect to extend the Expiration Time, we will issue a press release announcing the extension no later than 9:00 a.m. in New York City, on the next business day after the most recently announced Expiration Time.
If we amend the Rights Offering to extend the Expiration Time for a period of more than 30 days, those holders who have previously exercised subscription rights will be permitted to cancel those subscriptions and the rights agent will promptly refund any amounts previously advanced by those holders, without interest or penalty payments.
Subscription Rights
Subscription rights entitle holders to the basic subscription right. However, the prior approval of our Board will be required for the issuance of any such rights to the extent the exercise of subscription rights under this Rights Offering would trigger the transfer restrictions in ContextLogic’s Certificate of Incorporation.“ All holders subscribing for shares in this Rights Offering will be required to confirm that they are not, or will not become as a result of such subscription, a 4.9% holder of ContextLogic common stock unless specifically approved by the Board in connection with the transfer restrictions and must provide related notification to the rights agent and supply such additional information as the rights agent or we may require. We reserve the right to refuse any subscription for failure to comply with such requirement or if we believe that the exercise of such subscription rights could pose ownership change issues for purposes of Section 382 of the Tax Code. See “—The Transfer Restrictions.”
Basic Subscription Rights. With the basic subscription rights, holders may purchase 14,375,000 shares of ContextLogic common stock for every subscription right held, by delivery of the documents required by the rights agent, including stock certificates if shares are held in certificated form and any additional documents if shares are held beneficially, and payment of the exercise price. There is no minimum number of shares holders must purchase as a result of the exercise of subscription rights, but a holder may not purchase fractional shares. The rights agent will deliver certificates to, or make the necessary book-entry transfers on behalf of, holders representing the shares that holders purchase upon the exercise of subscription rights as soon as practicable after this Rights Offering has expired, the subscription has been accepted and the US Salt Acquisition has closed.
Issuance of Shares and Return of Excess Payment. The rights agent will deliver stock certificates to or make the necessary book-entry transfers on behalf of holders, representing the shares that holders purchased as a result of the exercise of subscription rights as soon as reasonably practicable after the Expiration Time and after all pro rata allocations and adjustments have been completed. The rights agent will return any excess payments by mail, without interest or deduction, as soon as is reasonably practicable following the Expiration Time. The rights agent will not deliver certificates to, or make book-entry transfers on behalf of, any holder in any state in which qualification is required, unless and until the offer and sale of the subscription rights and ContextLogic common stock are qualified in that state. See “Plan of Distribution.”
Exercise Price
The exercise price is $8.00 per share for the purchase of shares of ContextLogic common stock under the subscription right, payable in immediately available funds. See “—Method and Receipt of Payment.” If the conditions to the completion of the Rights Offering are not satisfied or the Rights Offering is otherwise terminated, each subscribing holder’s funds will be returned as soon as practicable, without deduction, but also without any interest or penalty payment.
Exercise of Subscription Rights
Holders who wish to exercise subscription rights should read and follow the instructions of the exercise forms carefully. Holders who wish to exercise subscription rights and who own shares through banks, brokers or other nominees should be sure to coordinate with their banks, brokers or other nominees, as set forth below, as soon as possible to ensure that all required information, payments and instructions are received in a timely fashion prior to the Expiration Time.
Subscription rights may be exercised by holders of ContextLogic common stock by taking the following steps and ensuring the exercise is fully completed at the address and in the manner described below and as set forth under “—Method and Receipt of Payment” and “—Rights Agent; Delivery of Subscription Materials and Payment,” at or prior to 5:00 p.m. in New York City, on the Expiration Time:
Procedure for holders of record of ContextLogic common stock
If you are a holder of record and you hold your shares of ContextLogic common stock in book-entry form, you must provide the following to the rights agent at the address set forth below so they are received at or prior to the Expiration Time:
•	your properly completed and executed subscription rights exercise certificate with any required signature guarantees or other supplemental documentation;
•	your ContextLogic common stock that is “stapled” to such subscription rights; and
•
your full exercise price payment for each share of ContextLogic common stock subscribed for based upon your subscription rights. If you use the mail, we recommend that you use insured, registered mail, with a return receipt requested. If you pay by an uncertified personal check, your subscription rights will not be deemed exercised until such uncertified check clears.

All of the above must be RECEIVED by the rights agent by the Expiration Time at the following address:
Equiniti Trust Company, LLC
Operations Center
Attn: Onbase - Reorganization Depart.
1110 Centre Pointe Curve, Suite # 101
Mendota Heights, MN 55120
For assistance call (877) 248-6417 or (718) 921-8317
If your payment is being made by an uncertified personal check, you must allow significant additional time for your check to clear at or prior to the Expiration Time, and your subscription rights will not be deemed exercised until such uncertified check clears. The method of delivery of any documentation and/or payment to the rights agent is at your own risk. Overnight courier or hand delivery is recommended. If you choose to use regular mail, however, it is recommended that you use insured, registered mail, return receipt requested. See “The Rights Offering—Rights Agent; Delivery of Subscription Materials and Payment”.
Procedure for holders of ContextLogic common stock through a broker, bank, or other nominee:
If you are a holder and you hold shares of ContextLogic common stock through DTC, you must arrange to have your broker, bank, or other nominee effect all required steps on your behalf by the requisite deadlines so that DTC may convey your subscription exercise to the rights agent at or prior to the Expiration Time.
•
you must provide your instructions to your broker, bank, or other nominee (in the format requested by your nominee) to instruct DTC to transfer your shares of ContextLogic common stock and the subscription rights to be exercised to a suspense account at DTC on behalf of the rights agent, to be held in escrow for you until after the Expiration Time;

•
you must also provide instructions to your broker, bank, or other nominee (in the format requested by your nominee) of the number of shares of ContextLogic common stock for which you wish to have your nominee exercise the associated subscription rights on your behalf at the exercise price;

•	you must make any necessary payment arrangements with your broker, bank, or other nominee;
•	you must follow any special instructions provided to you by your broker, bank, or other nominee (in the format requested by your nominee) with respect to the exercise of your subscription rights; and
•
upon submission of your exercise of subscription rights, your shares of ContextLogic common stock will be held in a suspense account until after the Expiration Time, at which time your shares will be returned to your nominee on your behalf

DO NOT SEND ANY INSTRUCTIONS TO US OR THE RIGHTS AGENT. YOUR INSTRUCTIONS MUST BE PROVIDED TO YOUR BROKER, BANK, OR OTHER NOMINEE (IN THE FORMAT REQUESTED BY YOUR NOMINEE).
Upon submission of your ContextLogic common stock for exercise of subscription rights, the ContextLogic common stock will be held in a suspense account and will cease to trade. Since stock trades may take a business day to settle, trades made by holders on the last day of the Rights Offering Period would settle after the Expiration Time and therefore would not settle with the subscription right. The rights are not separately tradable or transferable from the shares of ContextLogic common stock. At consummation of the Rights Offering, the ContextLogic common stock to be issued pursuant to your validly exercised subscription rights will be issued, and the associated ContextLogic common stock will be released from the suspense account and returned to you.
Once you have exercised the subscription rights, your shares of ContextLogic common stock will be held in a suspense account and will cease to trade until the Expiration Time and none of your shares of ContextLogic common stock or subscription rights may be transferred until following the Expiration Time. Your exercise may not be revoked in whole or in part at any time before or after the Expiration Time.
The rights agent will not deliver any certificates to, or make book-entry transfers on behalf of, any holder in California, or any other state where qualification is required, unless and until the offer and sale of the subscription rights and ContextLogic common stock have been qualified in that state.
The Company may choose to qualify its ContextLogic common stock in Arizona, rely on the limited offering exemption which requires a $500,000 cap, or rely on a self-executing exemption. The aggregate amount of ContextLogic common stock we are offering to Arizona residents pursuant to this Rights Offering is limited to $500,000, and we will not issue more than this amount of ContextLogic common stock to holders of subscription rights residing in Arizona upon exercise of their subscription rights. Therefore, unless we choose to qualify the offering in Arizona or can rely on a separate exemption for any subscription, if the rights agent receives exercise documentation that otherwise would require us to issue to Arizona residents more than $500,000 (or approximately 62,500 shares assuming an offering price of $8.00 per share) of ContextLogic common stock, we will issue to all such exercising holders their pro rata portion of such amount of ContextLogic common stock and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the Expiration Time.
If a holder does not indicate the number of subscription rights being exercised, or does not forward full payment of the total exercise price payment for the number of subscription rights that the holder has indicated are being exercised, subject to the limitation by the transfer restrictions then the holder will be deemed to have exercised its subscription rights with respect to the lesser of the maximum number of subscription rights that may be exercised with the aggregate exercise price payment and the maximum number of subscription rights that may be exercised with the number of ContextLogic common stock certificates such holder delivered to the rights agent or book-entry transfers effected.
If the holder’s aggregate exercise price payment is greater than the amount that such holder would owe for exercise of its basic subscription right in full, we or the rights agent will return the excess amount to such holder by mail, without interest or penalty, as soon as practicable after the Expiration Time.
Holders who wish to subscribe for fewer than all the shares of ContextLogic common stock represented by their subscription rights should indicate on their subscription rights certificate or card the number of subscription rights that they wish to exercise. There is no minimum number of shares holders must purchase as a result of the exercise of subscription rights, but a holder may not purchase fractional shares.
The rights agent will hold payments of the exercise price in a segregated account with other payments received from other holders of subscription rights until we issue shares to subscribing holders or return such payments, without interest, penalty or deduction.

Each holder is responsible for the method of delivery of its subscription rights certificate or card and exercise price payment to the rights agent. Any holder who subscribes for our shares is urged to send exercise forms and exercise price payment as securely as possible, by registered mail, properly insured, with return receipt requested. Sufficient time should be allowed to ensure receipt by the rights agent of all necessary exercise documentation and funds prior to the Expiration Time.
Method and Receipt of Payment
A holder’s payment of the exercise price must be made in U.S. dollars for the full number of shares of ContextLogic common stock for which the holder is subscribing by either:
•	certified check, bank draft, or wire transfer drawn upon a U.S. bank to the rights agent; or
•	personal check payable to the rights agent.
However, if a holder is paying by uncertified personal check, please note that uncertified checks may take at least five business days to clear. We strongly urge holders who wish to pay the exercise price by uncertified personal check to consider using a certified or cashier’s check, or wire transfer of funds to avoid missing the opportunity to exercise their subscription rights, but in any event, to make any subscription exercise and payment sufficiently in advance of the Expiration Time to ensure that such payment is received and cleared by the Expiration Time. We will not be responsible for any delays in processing uncertified checks, even if such delays result in a holder’s subscription rights not being exercised.
A holder’s payment will be considered received by the rights agent only upon:
•	clearance of any uncertified check;
•	receipt by the rights agent of any certified check, bank draft, or wire transfer drawn upon a U.S. bank; or
•	receipt of collected funds in the subscription right account designated above.
Medallion Guarantee or Other Signature Guarantee Program May Be Required
If a registered holder of ContextLogic common stock transfers those shares during the Rights Offering without exercising the attached subscription rights, then any transferee of such shares desiring to exercise subscription rights must have his, her or its signature on each subscription rights certificate guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the rights agent, unless:
•	the subscription rights certificate provides that shares are to be delivered to the holder as record holder of those subscription rights; or
•
the holder is an eligible institution, including generally a commercial bank, a broker dealer, municipal securities broker a credit union, a member of a national securities exchange, registered securities association or clearing agency or savings association.

Signature guarantees may be obtained from a financial institution—such as a commercial bank, savings association, bank, credit union or broker dealer—that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:
•	Securities Transfer Agents Medallion Program (STAMP), whose participants include more than 7,000 U.S. and Canadian financial institutions;
•	Stock Exchanges Medallion Program (SEMP), whose participants include the regional stock exchange member firms and clearing and trust companies; and
•	New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.
Financial institutions who are not members of a recognized Medallion signature guarantee program are not able to provide signature guarantees. Further, it is not likely a financial institution will guarantee the signature of a party who is not a customer of that institution. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm or credit union with whom a holder already does business.

Rights Agent; Delivery of Subscription Materials and Payment
We have appointed Equiniti Trust Company, LLC as rights agent for this Rights Offering. Holders should deliver subscription exercise forms, payment of the exercise price and other subscription documents to the rights agent at the following address:
Equiniti Trust Company, LLC
Operations Center Attn: Onbase
- Reorganization Depart. 1110
Centre Pointe Curve, Suite # 101
Mendota Heights, MN 55120
For assistance call (877) 248-6417
or (718) 921-8317
Any delivery of materials to an address other than the address set forth above will not constitute valid delivery and will not be accepted by us.
We will pay the rights agent customary fees and reimbursements for its expenses. We have also agreed to indemnify the rights agent against any liability that it may incur in connection with the Rights Offering.
Information Agent; Questions about Exercising Subscription Rights
We have appointed D.F. King & Co., Inc. as information agent for this Rights Offering. Any questions, requests for assistance regarding the method of exercise of subscription rights or the completion of exercise forms, or requests for additional copies of this prospectus or any ancillary documents may be directed to the information agent at the following address, telephone number and email:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Toll Free: (888) 542-7446
Email: logc@dfking.com
We will pay the information agent customary fees and reimbursements for its expenses. We have also agreed to indemnify the information agent against any liability that it may incur in connection with this Rights Offering.
Notice to Brokers and Nominees
Holders who are banks, brokers, trustees, depositories or other nominees who holds shares of ContextLogic common stock for the account of others on the Effective Date should notify the respective beneficial owners of such shares of this Rights Offering as soon as possible to find out their intentions with respect to exercising their subscription rights. Such holders should obtain instructions from the beneficial owner with respect to the subscription rights, as set forth in the instructions we or the rights agent have provided to such holders for distribution to beneficial owners. If the beneficial owner so instructs, such holders should complete the appropriate subscription rights certificates and submit them to the rights agent with the proper payment.
Notice to Beneficial Owners
For those holders who are beneficial owners of shares of ContextLogic common stock or who receive subscription rights through a bank, broker, trustee, depository or other nominee, we will ask such holders’ banks, brokers, trustees, depositories or other nominees to provide notice of this Rights Offering. If such holder wishes to exercise subscription rights, that holder will need to have his, her or its bank, broker, trustee, depository or other nominee act on its behalf. If such holder holds certificates of ContextLogic common stock directly and would prefer to have such holder’s bank, broker, trustee, depository or other nominee hold them on his, her or its behalf, such holder should contact the bank, broker, trustee, depository or other nominee and request it to effect the transactions for such holder. To indicate any decision with respect to a beneficial holder’s subscription rights, such holder should complete and return to his, her or its bank, broker, trustee, depository or other nominee all such materials for the Rights Offering which the bank, broker, trustee, depository or other nominee provides holders. Any holder with questions regarding subscription should contact the nominee as soon as possible.

Notice of Procedures for DTC Participants
We expect that the exercise of subscription rights may be made through the facilities of DTC. If a holder’s subscription rights are held of record through DTC, such holder may exercise subscription rights by instructing his, her or its broker or other nominee to transfer subscription rights and the “stapled” shares of ContextLogic common stock from the broker’s account to the account of the rights agent, together with certification as to the aggregate number of subscription rights such holder is exercising and the number of shares of ContextLogic common stock such holder is subscribing for under his, her or its subscription right, and such holder shall provide his, her or its exercise price payment for each share subscribed for pursuant to the subscription right.
Notice to Foreign and Other Stockholders
Exercise forms will not be mailed to holders of subscription rights whose addresses are outside the United States or who have an Army Post Office or a Fleet Post Office address. To exercise such subscription rights, any such holder must notify the rights agent and take all other steps that are necessary to exercise subscription rights on or prior to the Expiration Time. If the procedures set forth in the preceding sentence are not followed prior to 5:00 p.m. New York City time on the third business day prior to the Expiration Time, such holder’s subscription rights will expire.
Amendments and Cancellation
We reserve the right to extend the Expiration Time and to amend the terms or conditions of this Rights Offering.
If this Rights Offering is extended for up to thirty days in the discretion of the Board, the rights agent will hold all subscriptions exercised to date, and all payments submitted to date. If we elect to extend the Expiration Time of the Rights Offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day following the most recently announced Expiration Time of the Rights Offering. We will extend the duration of the Rights Offering as required by applicable law or regulation and may choose to extend it if we decide to give holders more time to exercise their subscription rights in this Rights Offering. If we amend the Rights Offering to allow for an extension of the Rights Offering for a period of more than 30 days, then holders who have already subscribed for rights may cancel their subscriptions and receive a refund of any money they have previously advanced.
We may amend the terms of the subscription rights without the approval of any of the holders of the subscription rights or our stockholders generally. After the Effective Date, we may amend the terms of the subscription rights to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise and additions which we and the rights agent deem necessary or desirable and which will not adversely affect the interests of the holders of the subscription rights. If we should make any fundamental changes to the terms set forth in this prospectus, including a change in the exercise price of number or shares of ContextLogic common stock purchasable upon exercise of a subscription right, a new prospectus will be distributed to all holders of subscription rights who have previously exercised subscription rights and to holders of record of unexercised subscription rights on the date we amend the terms.
In addition, all holders who have previously exercised their rights, or who exercise subscription rights within four business days after the mailing of the new prospectus, shall be provided with a form of consent to the amended Rights Offering terms on which they can confirm their exercise of subscription rights and their exercise under the terms of the Rights Offering as amended by us. Any holder who has previously exercised any subscription rights, or who exercises subscription rights within four business days after the mailing of the new prospectus, and who does not return such consent within ten business days after the mailing of such consent by us will be deemed to have canceled its exercise of subscription rights, and the full amount of the exercise price previously paid by such holder will be returned promptly by mail, without interest or deduction. Any completed exercise form received by the rights agent five or more business days after the date of the amendment will be deemed to constitute the consent of such holder who completed such exercise form to the amended terms.
We reserve the right to cancel the Rights Offering at any time. If the US Salt Acquisition does not occur for any reason, the Rights Offering will be terminated. Such cancellation would be effected by us by giving oral or written notice of such cancellation to the rights agent and making a public announcement by press release. If canceled, the exercise price will be promptly returned by mail to those holders who have exercised subscription rights, without interest, penalty payment or deduction. If the Rights Offering is canceled, no shares will be issued, the subscription rights will not be exercisable and will have no value.

Determinations Regarding the Exercise of Subscription Rights
We will decide in our sole discretion all questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights, and our determinations will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any subscription rights because of any defect or irregularity. We will not receive or accept any exercise until all irregularities have been waived by us or cured by affected holders within such time as we decide, in our sole discretion.
Neither we nor the rights agent will be under any duty to notify holders of any defect or irregularity in connection with the submission of exercise forms, and we will not be liable for failure to notify holders of any defect or irregularity. We reserve the right to reject any holder’s exercise of subscription rights if such holder’s exercise is not in accordance with the terms of the Rights Offering or in proper form. We will also not accept any exercise of subscription rights if our issuance of such shares of ContextLogic common stock could be deemed to violate ContextLogic’s Certificate of Incorporation or bylaws, be unlawful under applicable law, be materially burdensome to us or as otherwise described under “—Conditions to The Rights Offering.”
Impermissible Ownership
We reserve the right, and we will not be required, to issue shares of ContextLogic common stock pursuant to the Rights Offering to any holder if, in our opinion, such holder is required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the Rights Offering expires, such holder has not obtained such clearance or approval. We are not undertaking to advise any holder of any such required clearance or approval or to pay any expenses incurred in seeking such clearance or approval.
Securities Restrictions State and Foreign Jurisdiction
We are not offering or selling, or soliciting any purchase of, subscription rights or shares in any state, non-U.S. or other jurisdiction in which this Rights Offering is not permitted. We will not sell or accept an offer to purchase shares of ContextLogic common stock from any holder if such holder is located in any state, non-U.S. or other jurisdiction in which the sale or offer of the rights would be unlawful. We reserve the right to delay the commencement of this Rights Offering in certain states or other jurisdictions if necessary to comply with local laws. See “Plan of Distribution.”
We may elect not to offer shares to residents of any state, non-U.S. or other jurisdiction whose laws would require a change in this Rights Offering in order to carry out this Rights Offering in such state or jurisdiction. If that happens and a holder who is a resident of the state or jurisdiction that requests the modification, such holder will not be eligible to participate in the Rights Offering. We do not expect that there will be any changes in the terms of the Rights Offering. However, other than as described in “Plan of Distribution” we are not currently aware of any states or jurisdictions that would preclude participation in the Rights Offering, other than Arizona and California. See “Plan of Distribution.”
Transfer Restrictions
To preserve the availability of our tax attributes, the transfer restrictions of our Certificate of Incorporation impose certain restrictions on the transfer of ContextLogic common stock and other equity securities. These restrictions aim to reduce the likelihood of an “ownership change” as described in Section 382 of the Tax Code, the occurrence of which could substantially limit our ability to utilize our tax attributes. The transfer restrictions allow us to impose trading restrictions on persons who own, or as a result of any transaction would own, 4.9% or more of ContextLogic common stock.
We reserve the right to limit or reject any exercise of subscription rights, in whole or in part, to the extent that the exercise of some or all of a holder’s subscription rights in this Rights Offering would result in a holder becoming a 4.9% or greater stockholder, any existing 4.9% stockholder acquiring additional shares, or certain transfers of any shares by any stockholder owning 4.9% or more of ContextLogic common stock. In addition, a holder may be required to provide certain information concerning such holder’s share ownership in order to help us enforce these restrictions.
Therefore, we intend to vigorously enforce our transfer restrictions of ContextLogic’s Certificate of Incorporation under this Rights Offering. Any purported exercise of subscription rights, in violation of the transfer restrictions in ContextLogic’s Certificate of Incorporation, will be void and of no force and effect.

No Recommendation to Subscription Rights Holders
Our Board makes no recommendation regarding any holder’s exercise of the subscription rights. Holders of subscription rights are urged to make their own decisions whether or not to exercise such subscription rights based on their own assessment of our business and the Rights Offering. See “Risk Factors” in this prospectus and in any document incorporated by reference into this prospectus.
Participation by Directors, Officers, Employees and Large Stockholders in the Rights Offering
To the extent our directors, officers and employees own ContextLogic common stock or restricted stock, or stock options that have been exercised for shares of ContextLogic common stock in advance of the Effective Date, they will receive subscription rights in this Rights Offering. See “Risk Factors—Our executive officers, outside directors and large stockholders may significantly increase their relative ownership and voting interest.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information (the “Unaudited Pro Forma Financial Information”) has been prepared in accordance with Article 11 of Regulation S-X of the SEC based on the historical consolidated financial statements of the Company and US Salt Holdings, LLC, and subsidiaries (such entities, taken together, comprising the salt production, manufacturing and distribution business of US Salt and its subsidiaries (“US Salt” or the “Seller”)) as indicated below, and is intended to provide information about how the Transactions might have affected the Company’s historical consolidated financial statements. The Unaudited Pro Forma Financial Information reflects the historical consolidated financial statements of US Salt Holdings, LLC, the wholly owned subsidiary of US Salt Parent Holdings, LLC. US Salt Parent Holdings, LLC is a holding company without separate operations or financial statements other than its investment in US Salt Holdings, LLC.
On December 8, 2025, the Company announced that it has entered into a Purchase Agreement with US Salt, under which US Salt is expected to become a subsidiary of the Company upon completion of the Transaction. US Salt is a leading provider in the evaporated salt market, specializing in the extraction, refinement, and packaging of specialty salts. Its products serve diverse sectors, including retail grocery, pharmaceuticals, industrial applications, and food service. Under the proposed terms of the Purchase Agreement, the Company intends to acquire US Salt for approximately $908 million (the “consideration transferred”). The cash portion of the consideration transferred (the “cash consideration”) is expected to be funded through a combination of $215 million in new term debt, $115 million in proceeds from rights offering, $75 million in proceeds from sales of preferred units, and existing cash reserves (see Note 7). Out of the total consideration transferred of $908 million, the Company will settle the sellers’ indebtedness of $206 million. The consideration transferred also includes $324 million in rollover equity (the “equity consideration”).
The Unaudited Pro Forma Balance Sheet as of September 30, 2025 combines the historical unaudited condensed consolidated balance sheet of ContextLogic and the historical unaudited condensed consolidated balance sheet of US Salt, each as of September 30, 2025, and depicts adjustments reflecting the accounting for the Transaction as if it had occurred on that date. The Unaudited Pro Forma Statement of Operations for the year ended December 31, 2024 and the nine months ended September 30, 2025 reflect the combination of (i) the historical audited consolidated statement of operations of ContextLogic for the year ended December 31, 2024 adjusted for the disposition of the Wish platform to eliminate operations of the Asset Sale that completed on April 18, 2024 (refer to Note 2), and its historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2025, with (ii) the historical audited consolidated statement of operations of US Salt for the year ended December 31, 2024, and its historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2025, and depicts the adjustments reflected on the Unaudited Pro Forma Balance Sheet assuming those adjustments were made on January 1, 2024.
The Unaudited Pro Forma Financial Information has been developed from and should be read in conjunction with:
•	the accompanying notes to the Unaudited Pro Forma Financial Information;
•
the historical audited consolidated financial statements of ContextLogic (further described under Note 2) for the year ended December 31, 2024, included in the ContextLogic’s Annual Report on Form 10-K, filed with the SEC on March 12, 2025;

•
the historical unaudited condensed interim consolidated financial statements of ContextLogic for the nine months ended September 30, 2025, included in ContextLogic’s Quarterly Report on Form 10-Q, filed with the SEC on October 28, 2025;

•	the historical audited consolidated financial statements of US Salt for the year ended December 31, 2024, included elsewhere in this prospectus; and
•	the historical unaudited condensed interim consolidated financial statements of US Salt for the nine months ended September 30, 2025, included elsewhere in this prospectus.
The adjustments reflected in the Unaudited Pro Forma Financial Information depicting the accounting for the Transaction is presented using the acquisition method of accounting, with ContextLogic as the accounting acquirer and US Salt as the acquiree. Under the acquisition method of accounting, the consideration transferred is allocated to the underlying tangible and intangible assets acquired and liabilities assumed of US Salt based mostly on their respective fair market values with any excess consideration transferred allocated to goodwill.
The Unaudited Pro Forma Financial Information is presented for informational purposes only. The information has been prepared in accordance with Article 11 of Regulation S-X of the SEC as amended by the final rule, Release No. 33-10786

“Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the Unaudited Pro Forma Financial Information. Both ContextLogic and US Salt historical financial statements were prepared in accordance with GAAP and presented in U.S. dollars.
The information is not necessarily indicative of the financial position and results of operations that actually would have been achieved had the Transaction occurred as of the dates indicated herein, nor do they purport to project the future financial position and operating results of the combined company. The Unaudited Pro Forma Financial Information also does not reflect the costs of any integration activities or cost savings or synergies expected to be achieved as a result of the Transaction, and, accordingly, do not attempt to predict or suggest future results.
Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2025
(In millions of U.S. dollars)

			Assuming 0% Rights Offering Participation			Assuming 100% Rights Offering Participation
	Historical ContextLogic Holdings Inc.	Historical US Salt Holdings, LLC	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$102	$6	(584)	3A	$45	(584)	3A	$45
			116	3A		116	3A
			405	7A		405	7A
Marketable securities	116	—	(116)	3A	—	(116)	3A	—
Prepaid expenses and other current assets	—	1	—		1	—		1
Accounts receivable	—	13	—		13	—		13
Inventory	—	9	1	3D	10	1	3D	10
Total current assets	218	29	(178)		69	(178)		69
Noncurrent assets
Property, plant and equipment	—	323	35	3C	358	35	3C	358
Goodwill	—	28	908	3A	183	908	3A	183
			(327)	3B		(327)	3B
			(35)	3C		(35)	3C
			(1)	3D		(1)	3D
			(206)	3F		(206)	3F
			(184)	3E		(184)	3E
Other intangible assets	—	17	327	3B	344	327	3B	344
Right-of-use asset	—	2	—		2	—		2
Other noncurrent assets	—	6	—		6	—		6
Total noncurrent assets	—	376	517		893	517		893
Total assets	$218	$405	$339		$962	$339		$962
Liabilities, Redeemable Non-controlling Interest, and Equity
Current liabilities
Accrued liabilities	$—	$5	$26	3I	$31	$26	3I	$31
Accounts payable	—	7	—		7	—		7
Current portion of lease liability	—	1	—		1	—		1
Current maturities of long-term debt	—	2	(2)	3F	2	(2)	3F	2
			2	7A		2	7A
Total current liabilities	—	15	26		41	26		41

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2025
(In millions of U.S. dollars)

			Assuming 0% Rights Offering Participation			Assuming 100% Rights Offering Participation
	Historical ContextLogic Holdings Inc.	Historical US Salt Holdings, LLC	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined
Noncurrent liabilities
Long-term debt	—	204	(204)	3F	213	(204)	3F	213
			213	7A		213	7A
Long-term portion of lease liability	—	1	—		1	—		1
Asset retirement obligation	—	1	—		1	—		1
Total noncurrent liabilities	—	206	9		215	9		215
Total liabilities	—	221	35		256	35		256
Redeemable non-controlling interest	77	—	75	7A	—	75	7A	—
			(152)	3H	—	(152)	3H
Total redeemable non-controlling interest	77	—	(77)		—	(77)		—
Stockholders’ equity
Preferred stock	—	—	—	—	—	—	—	—
Common stock	—	—	—	—	—	—	—	—
Additional paid-in capital	3,482	182	324	3A	3,686	324	3A	3,850
			(182)	3E		(182)	3E
			115	7A		115	7A
			(235)	3H		(71)	3H
Accumulated deficit	(3,341)	2	(2)	3E	(3,367)	(2)	3E	(3,367)
			(26)	3I		(26)	3I
Total stockholders’ equity	141	184	(6)		319	158		483
Equity attributable to non-redeemable non-controlling interest	—	—	387	3H	387	223	3H	223
Total equity	141	184	381		706	381		706
Total liabilities, redeemable non-controlling interest, and equity	$218	$405	$339		$962	$339		$962

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months ended September 30, 2025
(In millions of U.S. dollars, shares in thousands, except per share data)

			Assuming 0% Rights Offering Participation			Assuming 100% Rights Offering Participation
	Historical ContextLogic Holdings Inc.	Historical US Salt Holdings, LLC	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined
Revenue	$—	$98	$—		$98	$—		$98
Cost of revenue	—	61	—		61	—		61
Gross profit	—	37	—		37	—		37
Operating expenses
Sales and marketing	—	—	—		—	—		—
Product development	—	—	—		—	—		—
General and administrative	16	10	17	4A	44	17	4A	44
			1	4B		1	4B
Total operating expenses	16	10	18		44	18		44
Operating income (loss)	(16)	27	(18)		(7)	(18)		(7)
Interest income (expense), net	6	(16)	10	4C	(8)	10	4C	(8)
			(8)	7B		(8)	7B
Other income (expense), net
Gain on Asset Sale	—	—	—		—	—		—
Total other income (expense), net	—	—	—		—	—		—
Income (loss) before provision for income taxes	(10)	11	(16)		(15)	(16)		(15)
Provision for income taxes	—	—	—	4D	—	—	4D	—
Net income (loss)	(10)	11	(16)		(15)	(16)		(15)
Adjustments attributable to non-controlling interest	(4)	—	—		(4)	—		(4)
Net loss (income) attributable to non-controlling interest	(1)	—	(1)	4E	(2)	—	4E	(1)
Net income (loss) attributable to common stockholders	$(15)	$11	$(17)		$(21)	$(16)		$(20)
Net loss per share attributable to common stockholders, basic and diluted	$(0.57)			6	$(0.47)		6	$(0.29)
Weighted-average shares used in computing net loss per share attributable to common to stockholders, basic and diluted	26,532			6	44,859		6	68,817

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year ended December 31, 2024
(In millions of U.S. dollars, shares in thousands, except per share data)

			Assuming 0% Rights Offering Participation			Assuming 100% Rights Offering Participation
	Historical ContextLogic Holdings Inc. (See Note 2)	Historical US Salt Holdings, LLC	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined	Purchase Accounting and Financing Adjustments	Notes	Pro Forma Combined
Revenue	$—	$123	$—		$123	$—		$123
Cost of revenue	—	80	—		80	—		80
Gross profit	—	43	—		43	—		43
Operating expenses
Sales and marketing	—	—	—		—	—		—
Product development	—	—	—		—	—		—
General and administrative	15	13	22	4A	78	22	4A	78
			2	4B		2	4B
			26	4F		26	4F
Total operating expenses	15	13	50		78	50		78
Operating income (loss)	(15)	30	(50)		(35)	(50)		(35)
Interest income (expense), net	5	(24)	19	4C	(11)	19	4C	(11)
			(11)	7B		(11)	7B
Other income (expense), net
Gain on Asset Sale	4	—	—		4	—		4
Total other income (expense), net	4	—	—		4	—		4
Income (loss) before income taxes	(6)	6	(42)		(42)	(42)		(42)
Provision for income taxes	—	—	—	4D	—	—	4D	—
Net income (loss)	(6)	6	(42)		(42)	(42)		(42)
Adjustments attributable to non-controlling interest	—	—	—		—	—		—
Net loss (income) attributable to non-controlling interest	—	—	3	4E	3	2	4E	2
Net income (loss) attributable to common stockholders	$(6)	$6	$(39)		$(39)	$(40)		$(40)
Net income (loss) per share attributable to common stockholders, basic and diluted	$(0.23)			6	$(0.89)		6	$(0.59)
Weighted-average shares used in computing net loss per share attributable to common to stockholders, basic and diluted	25,690			6	44,017		6	67,975

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 1 – Basis of Presentation
The Transaction will be accounted for using the acquisition method of accounting, as prescribed in ASC 805, under GAAP, which requires an allocation of the consideration transferred to the assets acquired and liabilities assumed, based on their fair values as of the date of the Transaction. As of the date of this Unaudited Pro Forma Financial Information, ContextLogic has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of US Salt’s assets to be acquired and liabilities to be assumed and the related allocations of consideration transferred.
A final determination of the fair value of US Salt’s assets and liabilities, including property, plant and equipment will be based on the actual property, plant and equipment of US Salt that exists as of the closing date of the Transaction and, therefore, cannot be made prior to the consummation of the Transaction. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of preparing the Unaudited Pro Forma Financial Information presented herein.
Due to the range of possible outcomes related to the Rights Offering, two scenarios have been presented within the Unaudited Pro Forma Balance Sheet and Unaudited Pro Forma Statements of Operations. As Management believes there is not a more likely scenario between the minimum and maximum range of outcomes related to the Rights Offering, 0% participation (representing a scenario where no proceeds from the Rights Offering is received) and 100% participation (representing a scenario where $115 million is received from the Rights Offering) have been utilized.
In the event of no or limited participation in the Rights Offering, Abrams Capital and BCP have agreed to fund cash of $115 million expected in the Rights Offering through the Backstop Agreements. See “Use of Proceeds” for further information on the Backstop Agreements. The cash provided by Abrams Capital and BCP will be through the purchase of common stock of the Company and preferred units, respectively. Therefore, changes in participation in the Rights Offering will result in related changes to the final amount of non-controlling interest and net loss (income) attributable to non-controlling interest. Assuming 0% participation in the Rights Offering and in accordance with the Backstop Agreements, Abrams Capital will purchase 2.9 million ContextLogic common shares in the amount of $23 million and BCP will purchase 11.5 million Preferred Units in the amount of $92 million. The effect of these scenarios are presented throughout the Unaudited Pro Forma Financial Information.
Until the Transaction is completed, both companies are limited in their ability to share certain information. Upon closing of the Transaction, a final determination of fair value of US Salt’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the Unaudited Pro Forma Balance Sheet and Unaudited Pro Forma Statements of Operations. The final allocation of the consideration transferred may be materially different than that reflected in the preliminary pro forma allocation of consideration transferred presented herein.
Note 2 – ContextLogic Holdings Inc. Adjusted Historical Financial Statements
ContextLogic previously operated a global e-commerce platform called Wish, which generated revenue through marketplace and logistics services for merchants. On February 10, 2024, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Qoo10 Inc., a Delaware corporation. Subsequently, on April 18, 2024, holders of a majority of the Company’s outstanding common stock approved the Asset Sale. Following this approval and the fulfilment of customary closing conditions, the transaction closed on April 19, 2024.
As a result, the Wish platform and all related operating assets were sold to Qoo10 Inc. The Company continued to operate as a public company and had operations focused on pursuing new strategic transactions.
The Company’s historical audited consolidated financial statements for the year ended December 31, 2024, have been adjusted to reflect the Company’s results of operations following the Asset Sale. The historical results of operations include income and expenses attributable to the Wish platform; therefore, material adjustments have been made to eliminate such income and expenses in order to present the Company’s results of operations without the Wish platform. The adjustments presented in the Unaudited Pro Forma Financial Information have been derived based on discussions with the Company’s management and due diligence procedures. See Note 6 for earnings per share amounts which incorporate the adjustment to the Company’s historical audited consolidated financial statements.

The following table presents the:
•	historical balances of ContextLogic for the year ended December 31, 2024, included in ContextLogic’s Annual Report on Form 10-K, filed with the SEC on March 12, 2025.
•
Wish-related balances: includes revenues, expenses, and other financial statement items directly attributable to the Wish platform and its associated marketplace and logistics operations. These amounts have been identified and removed to present the Company’s adjusted results of operations following the Asset Sale. The amounts pertaining to Wish have been derived based on discussions with the Company’s management.

•	adjusted historical balances, which reflect the Company’s results of operations for the year ended December 31, 2024, after eliminating the income and expenses pertaining to the Wish platform.

	For the year ended December 31, 2024
	Historical ContextLogic	Asset Sale Adjustments	Adjusted Historical ContextLogic
Revenue	$43	$(43)	$—
Cost of revenue	36	(36)	—
Gross profit	7	(7)	—
Operating expenses
Sales and marketing	18	(18)	—
Product development	26	(26)	—
General and administrative	42	(27)	15
Total operating expenses	86	(71)	15
Operating income (loss)	(79)	64	(15)
Interest income (expense), net	6	(1)	5
Other income (expense), net
Gain on Asset Sale	4	—	4
Total other income (expense), net	4	—	4
Income (loss) before income taxes	(69)	63	(6)
Provision for income taxes	(6)	6	—
Net income (loss)	$(75)	$69	$(6)

Note 3 – Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
The following transaction accounting adjustments depict the accounting for the proposed Transaction and are based on preliminary estimates that could change materially as additional information is obtained.
A. Consideration transferred and preliminary allocation of consideration transferred
Consideration transferred
The consideration transferred is expected to be $908 million as follows:

(In millions of U.S. dollars)	Amount
Estimated equity consideration(1)	$324
Estimated cash consideration	584
Total estimated consideration transferred	$908

(1)	Equity consideration comprises 40.466 million shares valued at $8.00 per share.

Preliminary allocation of consideration transferred
The table below summarizes the preliminary allocation of consideration transferred to the assets acquired and liabilities assumed of US Salt for the purposes of the Unaudited Pro Forma Financial Information reflecting the accounting for the Transaction:

(In millions of U.S. dollars)
Assets:
Cash and cash equivalents	$6
Prepaid expenses and other current assets	1
Accounts receivable	13
Inventory	10
Other intangible assets	344
Property, plant and equipment, net	358
Right of use asset	2
Other noncurrent assets	5
Total assets	739

Liabilities:
Accrued liabilities	5
Accounts payable	7
Current portion of lease liability	1
Long-term portion of lease liability	1
Deferred tax liability	—
Total liabilities	14

Net assets acquired (a)	725
Estimated consideration transferred (b)	908
Estimated goodwill (b) - (a)	$183

B. Estimated fair value of intangible assets adjustments
Represents the net adjustment to the estimated fair value of intangible assets acquired in the Transaction. Preliminary identifiable intangible assets in the Unaudited Pro Forma Financial Information consists of trademarks, customer relationships and contract assets. Management’s preliminary estimates represent step ups relating to the strength of US Salt existing in the market for over 100 years and able to diversify their relationships across end markets. The amortization is estimated over the median lives of comparable transactions and is calculated on a straight-line basis over the estimated useful life and is reflected as a pro forma adjustment in the Unaudited Pro Forma Statements of Operations. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions.

	Estimated Fair Value	Estimated Useful Life
	(In millions of U.S. dollars)	(in years)
Trade name	$27	10
Customer relationships	185	15
Contract assets	132	15
Total	344
Eliminate historical US Salt’s assets carrying value	(17)
Pro forma adjustment	$327

C. Estimated fair value of property, plant and equipment adjustments
Management’s preliminary estimate of property, plant, and equipment considers a step up of approximately 11% based on fair value adjustments performed on property, plant, and equipment in similar transactions of businesses in US Salt’s industry. The $35 million reflects the fair value estimate of property, plant, and equipment as of September 30, 2025, and the related increase to depreciation of $1 million and $2 million for the nine months ended September 30, 2025 and year ended December 31, 2024, respectively.

D. Estimated fair value of inventory adjustments
The adjustment to increase in inventories by $1 million reflects the adjustments to step up the pro forma balance for US Salt’s finished goods, and stockpile inventory to estimated fair value as of September 30, 2025.
E. Elimination of US Salt’s historical equity balances adjustments
Represents the elimination of US Salt’s historical equity balances.
F. Settlement of US Salt’s outstanding indebtedness adjustment
Represents the settlement of US Salt’s outstanding indebtedness of $206 million pursuant to the terms of the Purchase Agreement.
G. Estimated deferred tax asset or liabilities
The income tax impact of the pro forma adjustments is zero due to the net operating loss carryforward position and the full valuation allowance against net deferred tax assets. The Company's income taxes following the completion of the Transaction will be impacted by many factors including the legal entity structure implemented subsequent to the completion of the Transaction, and may be materially different from the pro forma results.
H. Estimated non-redeemable non-controlling interest post acquisition
Represents the estimated non-controlling interest in ContextLogic Holdings LLC at the time of the acquisition. In line with pro forma presentation requirements, the minimum and maximum range of outcomes is utilized to illustrate potential variations in ownership based on the Rights Offering participation, as explained in Note 1. The adjustment to non-controlling interest below considers the $152 million reclassification of ContextLogic Holdings Inc. redeemable non-controlling interest to non-redeemable non-controlling interest:
•	Assuming 0% Rights Offering Participation: Adjustment to non-controlling interest is $387 million, representing no participation in the Rights Offering and full utilization of the Backstop Agreements.
•
Assuming 100% Rights Offering Participation: Adjustment to non-controlling interest is $223 million, representing full participation in the Rights Offering and no utilization of the Backstop Agreements.

I. Estimated acquisition related costs
Represents the accrual for incremental estimated transaction costs incurred by the Company of $26 million.
Note 4 – Adjustments to the Unaudited Pro Forma Condensed Statement of Operations
The following transaction accounting adjustments depict the accounting for the proposed Transaction and are based on preliminary estimates that could change materially as additional information is obtained.
A.
Represents the net adjustment to record amortization expense of $17 million and $22 million based on the preliminary estimate of the fair value of the identified intangible assets and the related assigned estimated useful life for the nine months ended September 30, 2025 and year ended December 31, 2024, respectively.

B.
Represents the net adjustment to record depreciation expense of $1 million and $2 million based on the preliminary fair value of the identified property, plant, and equipment for the nine months ended September 30, 2025 and year ended December 31, 2024, respectively.

C.
Represents the elimination of US Salt’s historical interest expense attributable to the debt settlement (see Note 3F) and elimination of ContextLogic’s historical interest income on cash that was used to complete the acquisition.

D.
The income tax impact of the pro forma adjustments is zero due to the net operating loss carryforward position and the full valuation allowance against net deferred tax assets. The Company's income taxes following the completion of the Transaction will be impacted by many factors including the legal entity structure implemented subsequent to the completion of the Transaction, and may be materially different from the pro forma results.

E.	Represents net income (loss) attributable to non-controlling interest under two Rights Offering participation scenarios.
•
Assuming 0 % Rights Offering Participation: the net income attributable to non-controlling interest income is $1 million for the nine months ended September 30, 2025 and the net loss attributable to non-controlling interest is $3 million for the year ended December 31, 2024.

•
Assuming 100 % Rights Offering Participation: there is no net income or loss attributable to non-controlling interest for the nine months ended September 30, 2025 and the net loss attributable to non-controlling interest is $2 million for the year ended December 31, 2024.

F.	Represents the incremental estimated transaction costs incurred by the Company not reflected within historical financial results of $26 million.
Note 5 – Significant Accounting Policies
The unaudited pro forma condensed combined financial information has been prepared using the accounting policies outlined in ContextLogic Holdings Inc.’s unaudited condensed consolidated financial statements for the period ended September 30, 2025. Following the completion of the Purchase Agreement, management will conduct a thorough review of US Salt’s accounting policies. At present, management is not aware of any material differences in accounting policies and, therefore, no adjustments have been made to the pro forma financial information for such differences. However, after the Purchase Agreement and the comprehensive review, management may identify policy differences that, once aligned, could materially affect the consolidated financial statements of ContextLogic Holdings Inc.
Note 6 – Net Loss Per Share
The following table sets forth the computation of pro forma basic and diluted net loss per share for the periods ended September 30, 2025 and December 31, 2024 under the following scenarios:

	Assuming 0% Rights Offering Participation
(In millions of U.S. dollars, shares in thousands, except per share data)	Period ended September 30, 2025	Year ended December 31, 2024
Numerator:
Net loss available to common stockholders—basic and diluted	$(21)	$(39)
Denominator:
Weighted average common shares outstanding—basic and diluted	26,532	25,690
Pro forma adjustment for newly issued shares related to the Transaction(1)	18,327	18,327
Pro forma basic weighted average common shares—basic and diluted	44,859	44,017
Pro forma net loss per common share—basic and diluted	$(0.47)	$(0.89)

(1)
Pro forma adjustment for newly issued shares assuming 0% Rights Offering participation comprised of 15,427 shares of ContextLogic common stock of estimated equity consideration and an additional 2,900 ContextLogic common shares purchased by Abrams Capital pursuant to the Backstop Agreements.

	Assuming 100% Rights Offering Participation
(In millions of U.S. dollars, shares in thousands, except per share data)	Period ended September 30, 2025	Year ended December 31, 2024
Numerator:
Net loss available to common stockholders—basic and diluted	$(20)	$(40)
Denominator:
Weighted average common shares outstanding—basic and diluted	26,532	25,690
Pro forma adjustment for newly issued shares related to the Transaction(1)	42,285	42,285
Pro forma basic weighted average common shares—basic and diluted	68,817	67,975
Pro forma net loss per common share—basic and diluted	$(0.29)	$(0.59)

(1)
Pro forma adjustment for newly issued shares assuming 100% Rights Offering participation comprised of 27,910 shares of ContextLogic common stock of estimated equity consideration and additional ContextLogic common shares of 14,375 purchased through the Rights Offering.

Note 7 – Financing Adjustments
A. The Company currently plans to issue $215 million of term debt under a proposed Term Loan Facility. Based on current negotiations with potential lenders, the term debt will accrue interest at an annual rate based on Secured Overnight Financing Rate (the “SOFR”) plus 4.25%. Principal repayments on the term debt will amortize in equal quarterly installments, aggregating to 1.00% of the original principal amount annually, with the remaining balance payable upon maturity in seven (7) years. In March 2025, the Company entered into the Amended and Restated Investment Agreement under which the Company may elect for BCP to purchase 75,000 preferred units for an aggregate consideration transferred of up to $75 million, which the Company is electing to finance this Purchase Agreement. The Company also expects to receive $115 million as proceeds from the Rights Offering, with any shortfall covered by the Backstop Agreements. The pro forma effects of the financing adjustments are as follows:

(In millions of U.S. dollars)	Long-term debt, net	Short-term debt, including current portion of long-term debt	Additional paid-in capital	Non-redeemable non-controlling interest	Cash, cash equivalents and restricted cash
Financing items:
Term debt	$213	$2	$—	$—	$215
Rights Offerings	—	—	115	—	115
Preferred units	—	—	—	75	75
Total	$213	$2	$115	$75	$405

B. Represents an increase to interest expense for the period ended September 30, 2025 and year ended December 31, 2024 as below:

(In millions of U.S. dollars)	Period ended September 30, 2025	Year Ended December 31, 2024
Interest on borrowings under the term loan	$8	$11

•
Represents additional interest expense on the $215 million of borrowings assumed under the term loan based on terms currently proposed by potential lenders. Interest expense is calculated using the effective interest rate method, with the weighted-average interest rate equal to 5%. A 1/8 percent variance in the interest rate would result in an impact on net income of less than $1 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
ContextLogic
For our management’s discussion and analysis of financial condition and results of operations thereon for our historical financial statements, please refer to ContextLogic’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 12, 2025 as amended by Amendment No. 1 thereto on April 17, 2025, respectively, in ContextLogic’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, filed with the SEC on May 9, 2025, June 30, 2025, filed with the SEC on August 7, 2025, and September 30, 2025 filed with the SEC on October 28, 2025, each of which is incorporated by reference herein. See “Where You Can Find More Information” and “Information Incorporated By Reference.”
US Salt
You should read the following discussion and analysis of US Salt’s financial condition and results of operations together with audited consolidated financial statements of US Salt as of and for the years ended December 31, 2024 and 2023 and unaudited condensed consolidated financial statements of US Salt as of and for the nine months ended September 30, 2025 and 2024 (collectively, “US Salt Financial Statements”) and the related notes and other financial information included elsewhere in this prospectus. The discussion and analysis should also be read together with the information presented in the sections entitled “Selected Historical Financial Information of US Salt” and “Unaudited Pro Forma Condensed Combined Financial Information.” Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to US Salt’s plans and strategy for US Salt’s business and related financing, including forward-looking statements that involve risks, uncertainties and assumptions. US Salt’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.
Overview
US Salt is a leading producer, packager, and distributor of evaporated and specialty salt products originally founded in 1893. US Salt produces evaporated salt by injecting water into underground salt deposits to create saturated brine (~8× the salinity of seawater), then pumping the brine into MEE systems where steam-driven heat under reduced pressure crystallizes high-purity salt into consistent granule sizes. Evaporated salt, as distinct from rock salt and solar salt, operates in a niche of the salt market that requires demanding purity levels (often over 99.6% sodium chloride) for use in such applications as food and pharmaceutical products. As a result, evaporated salt generally commands higher prices than rock salt and solar salt.
US Salt’s vertically integrated Watkins Glen, New York facility is one of only 16 evaporated salt facilities in the United States. US Salt believes that the majority of currently operational facilities date back to the 19th century. Industry-wide domestic production of evaporated salt exhibited a 0.1% annualized growth rate between 1998 and 2023, according to USGS data.
US Salt’s products primarily include private-label and branded round-can table salts, pharmaceutical-grade salts used in saline and dialysis solutions, food-processing salts used in manufacturing and preservation, and pool and water-softening salts for household and commercial use. US Salt’s fully integrated operating model provides end-to-end control over quality, reliability, and cost, resulting in consistent cash generation and long-term customer retention in a stable, non-cyclical industry.
The US salt market represents approximately $3 billion in annual sales and has remained structurally stable for more than a decade, with evaporated salt accounting for roughly one-third of total demand. Domestic capacity has been largely unchanged for twenty years, and no new large-scale evaporation facilities have been constructed since 1999. This constrained supply base, combined with essential end-market demand in food, pharmaceuticals, and utilities, has supported favorable pricing and high barriers to entry.
As a specialized producer of high purity evaporated salt products, one of the largest private label round can salt producers, and US Salt believes that it is one of only two domestic suppliers with scaled capability to produce U.S.

Pharmacopeia (USP)-compliant salt for pharmaceutical applications. US Salt believes it is well positioned to deliver its low-cost but high-value products to its customers. US Salt is strategically focused on highest value segments of the salt market. US Salt’s key competitive strengths support its ability to consistently offer a range of solutions to its customers in a supply-constrained market with high barriers to entry. US Salt also serves a diversified customer base within these end markets where it maintains long-standing customer relationships. US Salt believes that its salt caverns, unique round-can packaging line, regulatory certifications and expensive construction process for new entrants, coupled with its 130-year continuous operating history, has provided it with leading market positions and created significant barriers to entry for potential competitors.
As a result of US Salt’s vertically integrated operation, US Salt solution mines, manufactures, processes, packages, markets, distributes and sells salt, allowing it to go directly to the market with the following products:
•	Private label and branded round can salt: 26-ounce canisters marketed under customer (private label) and US Salt-owned brands, sold through wholesale and retail channels.
•	Pharmaceutical salt: High-purity, USP-compliant salt used to manufacture medical saline and dialysis solutions, sold through wholesale and commercial channels.
•	Food-grade salt: Bagged and bulk salt used as an ingredient by food manufacturers, sold through wholesale and commercial channels.
•	Pool salt: Bagged salt used to generate chlorine in saltwater swimming pools, sold through wholesale, commercial, and retail channels.
•	Water softening salt: Bagged salt pellets used in residential water treatment systems, sold through wholesale, commercial, and retail channels.
•
Kosher / sea salt / other specialty: Specialty salts, including kosher, sea, and pink varieties, sold through wholesale and retail channels. US Salt supplies its products according to customer specifications and regulatory requirements, and it supplements in-house production with limited third-party sourcing to broaden assortment where appropriate.

US Salt serves a diverse mix of end markets where salt is an essential input with limited substitution risk such as retail grocery, food processing, pharmaceuticals, water softening, and other industrial applications. US Salt sells to a diversified customer base where it maintains long-standing customer relationships, including national and regional retailers, food manufacturers, distributors, and healthcare companies. US Salt believes that the demanding, extensive and costly qualification process for new entrants, coupled with its history of consistently delivering exceptional solutions for its customers, has provided it with leading market positions and created significant barriers to entry for potential competitors.
Diversification across channels and end markets provides resilience through economic cycles. Over the five- and ten-year periods ended December 31, 2024, US Salt’s revenues grew at compound annual growth rates of approximately 7% and 8%, respectively, primarily driven by favorable product mix, new business wins, and disciplined pricing. For more information about how US Salt uses these non-GAAP financial measures in its business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” US Salt focuses on building intrinsic value by growing its EBITDA and by improving its asset quality in a way that optimizes its cash flows. US Salt can employ its Free Cash Flow and other sources of liquidity to re-invest in its business, pay down debt and potentially make acquisitions. US Salt’s capital expenditures were $5.1 million and $3.7 million for the year ended December 31, 2024 and the nine months ended September 30, 2025, respectively (excluding one-time investments of $8.3 million and $2.4 million, respectively), highlighting the low capital requirements of our business model. See “Liquidity and Capital Resources—Capital Expenditures.”
Key Performance Drivers
US Salt’s operating results are influenced by several key factors, including pricing dynamics, plant reliability and operational efficiency, product-mix shifts, labor costs, energy generation and consumption, and inflationary trends. Management continuously monitors these variables to sustain profitability and cash flow while maintaining reliable supply to US Salt’s customers.

Product and Channel Mix
Profitability varies by product category. Pharmaceutical and food-grade salts generally carry higher average selling prices and margins, while bulk industrial and water-softening salts tend to be lower-margin. Period-to-period variations in mix—driven by customer demand, limited seasonality, and production scheduling—can influence reported gross margins. US Salt’s strategy to increase exposure to higher-value and specialty grades is expected to further improve blended profitability over time.
Pricing and Market Dynamics
The majority of US Salt’s sales are not subject to fixed-price or long-term contracts. Prices are established through frequent negotiations with retail, food, and industrial customers and generally reflect prevailing market conditions. Over the past three years, wholesale prices have increased meaningfully as US Salt captured value through disciplined pricing and closed historical gaps between private-label and branded products. Continued attention to pricing strategy, particularly in consumer and food channels, remains a key driver of revenue growth and gross-margin performance.
Plant Reliability and Operational Efficiency
Because US Salt operates a single integrated production facility, operational reliability and throughput materially affect unit costs and margins. Over the past several years, US Salt has executed a multi-year reliability and efficiency program focused on automation, predictive maintenance, and process-control optimization. These initiatives have increased packaging-line utilization, reduced downtime, and improved energy efficiency, contributing to strong margin expansion and consistent output.
Labor Costs and Workforce Productivity
Labor is a significant component of US Salt’s cost structure, primarily associated with production, packaging, and maintenance. Wage inflation, overtime, and incentive programs can impact results in the near term. Management’s focus on retention, cross-training, and process automation has improved workforce productivity and mitigated the effects of a tight regional labor market.
Energy Generation and Natural-Gas Costs
Energy is one of US Salt’s largest variable inputs, driven by natural gas used both for salt evaporation and to fuel its on-site gas-fired generators that supply the majority of the facility’s electricity. This largely off-grid system provides cost stability and insulation from regional power-market volatility. Fluctuations in natural-gas prices can impact margins if not offset by pricing actions; however, efficiency investments and selective hedging reduce exposure to sudden cost increases.
Inflation and Input Costs
General inflation and cost pressures on packaging materials, transportation, and maintenance services can affect US Salt’s results of operations. While pricing actions and cost-control measures have mitigated much of this impact, sustained inflation may influence customer purchasing behavior and margin performance. US Salt continues to emphasize supply-chain optimization, vendor consolidation, and productivity initiatives to offset inflationary trends.
Known Trends and Uncertainties
US Salt’s management monitors several trends and uncertainties that could materially affect our future results of operations, liquidity, and cash flows.
Natural Gas and Energy Inputs.
US Salt’s operations are energy intensive, and natural gas is its largest variable input cost. US Salt currently benefits from a fixed-price supply contract with DTE that runs through March 2026. Upon expiration, US Salt expects to negotiate a renewal or pursue other supply alternatives. While future market pricing cannot be predicted with certainty, natural-gas cost variability may affect its production costs beginning in 2026 if market rates materially differ from the terms of the existing contract. US Salt’s management intends to consider hedging strategies and operational efficiency initiatives to mitigate potential price volatility.

Labor Costs and Workforce Availability.
Wage inflation and a tight regional labor market have contributed to higher labor and benefit costs in recent periods. US Salt expects continued upward pressure on wages, which may increase US Salt’s cost of revenue and Selling, general and administrative (“SG&A”) expenses. Productivity initiatives, cross-training, and automation are expected to partially offset inflationary impacts; however, labor availability and cost trends remain an uncertainty.
Product Mix and Customer Demand.
A meaningful portion of US Salt’s margins is influenced by the mix of pharmaceutical, food-grade, consumer, and industrial salt volumes. US Salt’s strategy to increase exposure to higher-value categories is expected to support margin stability; however, the timing of large customer orders, competitive dynamics in private label programs, and broader economic conditions may contribute to period-to-period variability.
Maintenance and Production Reliability.
US Salt operates a single, vertically integrated facility. While its multi-year reliability program has improved uptime and operating efficiency, unplanned outages, major equipment failures, or extended maintenance projects could temporarily affect production volumes or increase costs. US Salt plans maintenance activities carefully to minimize operational disruptions, but variability in maintenance requirements is an ongoing uncertainty.
Inflationary Pressures and Supply Chain Costs.
Increases in the cost of packaging materials, freight, spare parts, and external maintenance services have affected cost trends in recent years. Although US Salt has generally been able to offset inflation through price increases and cost efficiency initiatives, sustained or accelerated inflation could impact US Salt’s margins and working capital needs.
Seasonality
Pool salt and ice melt are the only products that exhibit consistent seasonal demand patterns—pool salt shipments typically increase in late spring and summer, while ice melt demand occurs in winter months. These products represent a limited portion of its overall sales, and seasonality has not had a material impact on US Salt’s consolidated results.
Results of Operations
The following table summarizes US Salt’s results of operations and certain operating data for the periods indicated (in thousands, unless otherwise indicated):
Comparison of the Years Ended September 30, 2025 and 2024

	Nine Months Ended September 30		$ Change	% Change
Condensed Consolidated Statements of Operations	2025	2024
Revenue	$98,291	$90,648	$7,643	8.4%
Cost of revenue	61,056	59,027	2,029	3.4%
Gross profit	37,235	31,621	5,614	17.8%
Selling, general and administrative expenses	10,469	9,833	635	6.5%
Loss due to casualty	—	770	(770)	(100.0%)
Loss on disposal of plant, property and equipment	39	116	(77)	(66.4%)
Operating income	26,727	20,902	5,826	27.9%
Other income (expenses), net	(16,111)	(18,773)	2,661	(14.2%)
Net income	$10,616	$2,129	$8,487	398.6%

Other Financial and Operating Data:

Gross profit%[1]	37.9%	34.9%	3.0%	8.6%
EBITDA[2]	38,088	30,819	7,269	23.6%

EBITDA Margin %[1]	38.8%	34.0%	4.8%	14.0%
Adjusted EBITDA[2]	42,202	36,168	6,034	16.7%
Adjusted EBITDA Margin %[1]	42.9%	39.9%	3.0%	7.6%

[1]	Calculated as a percentage of revenue
[2]
EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and adjusted EBITDA and a reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Result of Operations — Non-GAAP Financial Measures.”

Nine Months Ended September 30, 2025 and 2024
Revenue: Revenue for the nine months ended September 30, 2025 was $98.3 million, an increase of $7.6 million, or 8.4%, from $90.6 million for the nine months ended September 30, 2024. The increase was primarily driven by higher average sales prices and increased sales volumes. The average sales price for the nine months ended September 30, 2025 was $295.7 per ton, an increase of $6.4 per ton, or 2.2%, from $289.3 per ton for the nine months ended September 30, 2024, resulting in approximately $2.1 million of additional revenue. US Salt sold 332,396 tons during the nine months ended September 30, 2025, an increase of 19,097 tons, or 6.1%, compared to 313,299 tons sold during the nine months ended September 30,2024, generating approximately $5.5 million of additional revenue.
Revenues consist of proceeds from the sale of salt and related products to customers across the consumer, food, pharmaceutical, and industrial markets. Revenue is recognized when control of the product transfers to the customer, which generally occurs at the point in time the product is shipped under US Salt’s standard terms and conditions. Unless otherwise specified in a separate customer agreement, sales are made FOB origin, meaning that control and risk of loss transfer to the customer when the product leaves US Salt’s facility.
Sales are recorded net of discounts, allowances, rebates, and returns. US Salt primarily ships products from its Watkins Glen, New York facility via truck or rail. In some instances, US Salt utilizes third-party logistics warehouses to stage inventory closer to key customers or regional markets. US Salt also employs third-party co-packers on a limited basis to support specific packaging formats.
Revenue is influenced by sales volume, pricing, and product mix. Pricing and mix vary across US Salt’s end markets—consumer and pharmaceutical products typically carry higher selling prices per ton than bulk industrial and water-softening salts. The timing of large customer shipments, seasonal demand patterns, and energy-related surcharges can also affect recognized revenue in a given period.
Cost of Revenue and Gross Profit: Cost of revenue for the nine months ended September 30, 2025 was $61.1 million, an increase of $2.1 million, or 3.4%, from $59.0 million for the nine months ended September 30, 2024. The increase was primarily attributable to higher production volumes and a $1.3 million increase in depreciation expenses associated with capital additions completed during the period. Average cost per ton increased to $186.2 for the nine months ended September 30, 2025 from $186.1 in for the nine months ended September 30, 2024, a slight increase of 0.1% despite mild inflationary pressure, reflecting continued improvements in operational efficiency. Labor and benefit expenses increased modestly due to wage inflation and benefit adjustments, partially offset by reduced overtime. Energy and maintenance expenses declined slightly as a result of process optimization initiatives, improved equipment reliability, and reduced repair requirements compared to the prior-year period.
Gross profit increased $5.6 million, or 17.8%, for the nine months ended September 30, 2025 compared to the same period in nine months ended September 30, 2024. Gross profit margin improved to 37.9% from 34.9%, primarily reflecting higher volumes, favorable pricing, and efficiency gains that kept per-unit production costs stable.
Cost of revenue includes all direct and indirect costs associated with producing, packaging, and delivering salt products to customers. These costs primarily consist of:
—	Raw material extraction and brine processing costs, including labor, equipment operation, and maintenance;
—	Energy costs, including natural gas used for evaporation and for powering US Salt’s on-site gas-fired generators that supply most of the facility’s electricity;
—	Packaging, materials, and consumables such as bags, boxes, and pallets;
—	Freight, warehousing, and handling costs, including charges for third-party logistics and co-packing services; and
—	Depreciation and amortization of production equipment and plant facilities.

Maintenance materials are expensed as consumed or capitalized into fixed assets if it meets the criteria of a capital expenditure. Maintenance expenditures and indirect plant overhead are included in cost of revenue as incurred. Cost of revenue also reflects adjustments for inventory valuation and production variances. Periodic fluctuations in natural-gas prices, maintenance activity, and production throughput can affect cost of revenue and gross profit margin.
Selling, General and Administrative Expense: SG&A expenses for the nine months ended September 30, 2025 was $10.5 million, an increase of $0.6 million, or 6.5%, from $9.8 million for the nine months ended September 30, 2024. The increase was primarily attributable to higher salaries and benefits resulting from wage inflation and increased headcount (approximately $0.5 million), as well as higher incentive compensation driven by improved operating performance (approximately $0.2 million).
SG&A expenses includes costs incurred to support sales, marketing, and administrative functions. These expenses consist primarily of employee compensation and benefits, professional and consulting fees, information technology costs, insurance, travel, and office expenses. SG&A also includes advertising and promotional activities, customer service, and certain distribution and logistics management functions not directly tied to manufacturing.
US Salt recognizes these costs in the period in which they are incurred. SG&A may vary from period to period based on timing of marketing initiatives, professional services, and performance-based incentive compensation.
Loss due to Casualty and Loss on Disposal of plant, property and equipment: Loss due to casualty for the nine months ended September 30, 2024 includes loss incurred due to fire. Loss on disposal of plant, property and equipment includes minor disposal of plant, property and equipment from time to time.
Operating Income: Operating income for the nine months ended September 30, 2025 was $26.7 million, an increase of $5.8 million, or 27.9%, from $20.9 million for the nine months ended September 30, 2024. The increase in net income was primarily attributable to the 17.8% increase in gross profit.
Other Income (Expenses), Net: Other expenses, net for the nine months ended September 30, 2025 was $16.1 million, a decrease of $2.7 million, or 14.2%, compared to $18.8 million for the nine months ended September 30, 2024. The decrease was primarily due to a $2.5 million of reduction in interest expense on term loans, driven by lower interest rates of 9.70% at September 30, 2025 compared with 10.73% at September 30, 2024.
Other income (expenses) includes interest expense related primarily to borrowings under the Ares Credit Agreement (defined below), which provides both term debt and a revolving credit facility, and other expenses, which includes unrealized currency. Additionally, the interest income also is included in the other income (expenses) representing returns on excess cash balances and short-term investments.
Net Income: Net income for the nine months ended September 30, 2025 was $10.6 million, an increase of $8.5 million, or 398.6%, from $2.1 million for the nine months ended September 30, 2024. The increase in net income was primarily attributable to the $5.6 million, or 17.8%, improvement in gross profit during the period.
Comparison of the Years Ended December 31, 2024 and 2023
The following table summarizes our results of operations for the periods indicated (in thousands):

	Year Ended December 31
Consolidated Statements of Operations	2024	2023	$ Change	% Change
Revenue	$123,088	$111,058	$12,030	10.8%
Cost of revenue	79,912	73,496	6,416	8.7%
Gross profit	43,176	37,562	5,614	14.9%
Selling, general and administrative expenses	13,349	12,275	1,074	8.7%
Loss due to casualty	—	1,160	(1,160)	(100.0)%
Loss on disposal of plant, property and equipment	256	383	(127)	(33.2)%
Operating Income	29,571	23,744	5,827	24.5%
Other income (expenses), net	(24,544)	(25,776)	1,232	(4.8)%
Net income (loss)	$5,027	$(2,032)	$7,059	(347.4)%

Other Financial and Operating Data:

Gross profit%[1]	35.1%	33.8%	1.3%	3.8%
EBITDA[2]	42,985	34,917	8,068	23.1%
EBITDA Margin %[1]	34.9%	31.4%	3.5%	11.1%
Adjusted EBITDA[2]	48,886	43,581	5,305	12.2%
Adjusted EBITDA Margin %[1]	39.7%	39.2%	0.5%	1.3%

[1]	Calculated as a percentage of revenue
[2]
EBITDA and adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and adjusted EBITDA and a reconciliation to the most directly comparable financial measures calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Result of Operations — Non-GAAP Financial Measures.”

Revenue: Revenue for the year ended December 31, 2024 were $123.1 million, an increase of $12.0 million, or 10.8%, from $111.1 million for the year ended December 31, 2023. The increase was primarily attributable to higher average sales prices, increased sales volumes, and a favorable product mix. The average sales price for 2024 was $289.3 per ton, an increase of $16.4 per ton, or 6.0%, from $272.9 per ton in 2023, generating approximately $7.0 million of additional revenue. US Salt sold 425,507 tons during 2024, an increase of 18,489 tons, or 4.5%, compared to 407,018 tons in 2023, resulting in approximately $5.0 million of additional revenue.
Cost of Revenue and Gross Profit: Cost of revenue for the year ended December 31, 2024 was $79.9 million, an increase of $6.4 million, or 8.7%, from $73.5 million for the year ended December 31, 2023. The increase was primarily attributable to higher production and sales volumes. US Salt produced 429,706 tons of product in 2024, an increase of 23,129 tons from the 406,577 tons produced in 2023, resulting in $4.2 million of the total cost increase. Depreciation expense increased by approximately $2.2 million due to capital additions completed during the period.
Gross profit for the year ended December 31, 2024 was $43.2 million, an increase of $5.6 million, or 14.9%, compared to $37.6 million for the year ended December 31, 2023. Gross profit margin improved to 35.1% in 2024 from 33.8% in 2023, driven by improved pricing, higher volumes, and sustained manufacturing. These improvements reflect continued operational reliability, enhanced process control, and workforce productivity gains.
Selling, General and Administrative Expenses: SG&A expenses for the year ended December 31, 2024 was $13.3 million, an increase of $1.1 million, or 8.8%, from $12.3 million for the year ended December 31, 2023. The increase was primarily attributable to higher salaries and benefits resulting from wage inflation and increased headcount (approximately $0.5 million), as well as performance-based incentive compensation (approximately $0.3 million). Commission expense increased by approximately $0.2 million, and bad debt expense increased by approximately $0.2 million due to a customer bankruptcy.
Loss due to Casualty and Loss on Disposal of plant, property and equipment: Loss due to casualty for the year ended December 31, 2023 includes loss incurred due to flood. Loss on disposal of plant, property and equipment includes minor disposal of plant, property and equipment from time to time.
Other Income (Expenses), Net: Other expenses, net for the year ended December 31, 2024 was $24.5 million, a decrease of $1.2 million, or 4.8%, compared to $25.8 million for the year ended December 31, 2023. The decrease was primarily driven by a $1.3 million reduction in interest expenses on term loans, resulting from lower interest rates of 10.00% at December 31, 2024 compared with 11.04% at December 31, 2023.
Net Income (Loss): Net income for the year ended December 31, 2024 was $5.0 million, compared to a net loss of $2.0 million for the year ended December 31, 2023. The year-over-year improvement of $7.1 million was primarily attributable to the $5.6 million increase in gross profit during the period.
Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA
Earnings before interest, taxes, depreciation and amortization, or EBITDA, and adjusted EBITDA are supplemental non-GAAP financial measures used by our management. US Salt defines EBITDA as net income (loss) before (i) interest expense, (ii) depreciation, amortization and depletion, and (iii) taxes. US Salt also discusses adjusted EBITDA, a non-GAAP financial performance measure. US Salt defines adjusted EBITDA as EBITDA before (i) management fees and board fees, (ii) unit-based compensation expense, (iii) non-recurring employee compensation,

(iv) non-recurring professional fees, (v) non-recurring bad debt expense due to bankruptcy of a customer, (vi) non-recurring maintenance expense, (vii) non-recurring loss due to casualty or natural disasters, (viii) non-recurring loss due to installation of blackstart backup generator, (ix) ARO accretion, (x) non-recurring loss due to disposal of plant, property and equipment, (xi) foreign currency (gain) loss, and (xii) other non-recurring adjustments. The most directly comparable GAAP financial measure to EBITDA and adjusted EBITDA is net income (loss). We believe EBITDA and adjusted EBITDA offer useful views of the overall operation of US Salt’s business because they allow comparison of its results of operations from period to period without regard to its financing methods or capital structure or other items that impact comparability of financial results from period to period such as fluctuations in interest expense or effective tax rates, levels of depreciation, amortization, and depletion, or unusual items. Users should consider the limitations of EBITDA and adjusted EBITDA, including the fact these measures do not provide a complete measure of US Salt’s operating performance. EBITDA and adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA of other companies. US Salt presents EBITDA and adjusted EBITDA because it believes they provide useful information to investors regarding the factors and trends affecting its business.
The following table presents a reconciliation of US Salt’s EBITDA and adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated (in thousands):

	Nine Months Ended September 30		Year Ended December 31
	2025	2024	2024	2023
Net income (loss)	$10,616	$2,129	$5,027	$(2,032)
Interest expense	16,157	18,700	24,413	25,671
Depreciation, amortization and depletion	11,315	9,990	13,545	11,278
Taxes[1]	—	—	—	—
EBITDA	$38,088	$30,819	$42,985	$34,917
Management fees and board fees[2]	1,763	1,684	2,259	2,392
Unit-based compensation	351	411	549	279
Non-recurring employee compensation[3]	361	650	749	1,768
Professional fees	432	529	530	49
Bad debt expense due to bankruptcy of one customer[4]	—	—	295	—
Maintenance expense[5]	102	1,110	1,100	1,086
Non-recurring loss due to casualty or natural disasters[6]	—	770	—	2,552
Non-recurring loss due to installation of blackstart backup generator[6]	1,210	—	—	—
Loss on disposal of plant, property and equipment[7]	39	116	256	383
Foreign currency (gain) loss[8]	(46)	73	132	106
Other non-recurring adjustments[9]	(98)	6	31	49
Adjusted EBITDA	$42,202	$36,168	$48,886	$43,581
EBITDA Margin %[10]	38.8%	34.0%	34.9%	31.4%
Adjusted EBITDA Margin %[10]	42.9%	39.9%	39.7%	39.2%

[1]	US Salt is included in the tax filing of the shareholders of US Salt, which was taxed individually. As such, taxes do not include the effect of income tax expense.
[2]
US Salt incurred management fees payable to its private equity sponsor for advisory, oversight, and strategic management services under a management services agreement. US Salt also paid such advisory fees to the Board of Directors. These fees are included in selling, general, and administrative expenses. Following the completion of the transaction with ContextLogic, the management services agreement will be terminated, and no further management fees will be incurred. US Salt does not anticipate incurring any advisory fees payable to these Board of Directors following the completion of the transaction.

[3]	The non-recurring employee compensation includes executive transition expenses, one-time bonus, and other related non-recurring severance.
[4]	The bad debt expense incurred was due to bankruptcy of one customer and is viewed by US Salt as a non-recurring item considering the regular profile of US Salt’s customer base.
[5]	The non-recurring maintenance expense includes maintenance cost incurred for well logging and generator overhauls.
[6]
Loss due to casualty, natural disasters, and installation of blackstart backup generator include actual loss of inventory, repair expenses, and estimated loss of revenue, which includes estimated loss of production of inventories plus the total of estimated loss of gross margin on those.

inventories. Estimated total of loss of production of inventories was calculated based on the estimated quantities (Tons) by product type for the period impacted by the flood or installation of blackstart backup generator times standard costs per Ton by product type, as if the flood or the installation did not occur. Estimated total loss of gross margin on those inventories was calculated based on the estimated quantities (Tons) by product type for the period impacted by flood or installation of blackstart backup generator times the average gross margin per Ton by product type, as if the flood or the installation did not occur.
[7]	Majority of the loss on disposal of plant, property and equipment was due to casualty or natural disaster, which is non-recurring in nature.
[8]	The foreign currency exchange (gain) loss is non-operating in nature and may vary significantly between periods.
[9]	The other non-recurring adjustments include out-of-period diesel fuel refund, prior period sales and use tax refund, drilling fluid storage costs, and wood boiler tube conveyor removal.
[10]	Calculated as a percentage of revenue.

	Nine Months Ended September 30,	Year Ended December 31,
	2025	2024	2023
Revenue	$98,291	$123,088	$111,058
Cost of Revenue	61,056	79,912	73,496
Gross Profit	37,235	43,176	37,562
Selling, general and administrative expenses	10,469	13,349	12,273
Loss due to casualty	—	—	1,160
Loss on disposal of property, plant and equipment	39,118	256	383
Operating Income	26,727	29,572	23,745
Other Expenses	—	—	—
Interest expense	(16,157)	(24,413)	(25,671)
Foreign currency loss	46	(132)	(106)
Net Income	$10,616	$5,027	$(2,032)
Net Income Margin %	10.8%	4.1%	-1.8%

Free Cash Flow
Free Cash Flows are driven primarily by increasing operating income and efficiently managing accounts receivable, inventory, accounts payable, and capital expenditures. Increases in operating income primarily result from increases in revenue and efficiently managing cost of revenues and selling, general and administrative expenses, partially offset by investing in plant, property, and equipment. US Salt makes longer-term strategic capital investment, including capital expenditures focused on expansion of production capacity and efficiency of production. US Salt provides multiple measures of Free Cash Flow because it believes these measures provide additional perspective to investors on the impact of acquiring plant, property, and equipment with cash and through finance leases and financing obligations.
Free Cash flow is cash flow from operations reduced by “Purchases of plant, property, and equipment” (“Free Cash Flow”). The following is a reconciliation of Free Cash Flow to the most comparable GAAP cash flow measure, “Net cash provided by (used in) operating activities” for each of the periods indicated (in thousands):

	Nine Months Ended September 30		Year Ended December 31
	2025	2024	2024	2023
Net cash provided by operating activities	$21,244	$10,506	$19,842	$15,534
Purchases of plant, property and equipment	(6,057)	(8,416)	(13,387)	(9,336)
Free Cash Flow	$15,187	$2,090	$6,455	$6,198
Net cash (used in) investing activities	$(6,057)	$(8,416)	$(13,387)	$(9,336)
Net cash (used in) financing activities	$(16,476)	$(7,167)	$(9,795)	$(2,369)

Free Cash Flow less Principal Repayments of Finance Leases Obligations and Repayment on Term Loan
Free Cash flow less principal repayments of finance leases and repayment on term loan is Free Cash Flow reduced by “Principal repayments of finance leases” and “Principal repayments on term loan.” Principal repayments of finance leases and term loan approximate the actual payments of cash for US Salt’s finance leases and financing obligations. The following is a reconciliation of Free Cash Flow less principal repayments of finance leases and term loan to the most comparable GAAP cash flow measure, “Net cash provided by (used in) operating activities” for each of the periods indicated (in thousands):

	Nine Months Ended September 30		Year Ended December 31
	2025	2024	2024	2023
Net cash provided by operating activities	$21,244	$10,506	$19,842	$15,534
Purchases of plant, property and equipment	(6,057)	(8,416)	(13,387)	(9,336)
Free Cash Flow	15,187	2,090	6,455	6,198
Principal repayments of term loan	(12,740)	(6,740)	(7,320)	(2,320)
Principal repayments of finance leases	(91)	(96)	(121)	(49)
Free Cash Flow less principal repayments of finance leases and repayment on term loan	$2,356	$(4,746)	$(986)	$3,829
Net cash (used in) investing activities	$(6,057)	$(8,416)	$(13,387)	$(9,336)
Net cash (used in) financing activities	$(16,476)	$(7,167)	$(9,795)	$(2,369)

	Nine Months Ended September 30,
	2025	2024
Cash Flow from Operating Activities
Net income (loss)	$10,616	$5,027
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, depletion, and amortization	11,315	13,545
Loss due to casualty	—	817
Gain from insurance recovery	—	(817)
Amortization of debt issuance cost	538	815
Bad debt recovery	(37)	234
Unit-based compensation expense	351	549
Loss on disposals of fixed assets	39	256
Non-cash lease expense	657	700
Amortization of finance right-of-use assets	78	92
Interest on finance leases	32	49
Accretion of asset retirement obligation	61	78
Changes in operating assets and liabilities:
Accounts receivable	750	(386)
Inventory	(387)	(1,140)
Prepaid expenses	(332)	213
Other inventories	(827)	1
Accounts payable	(1,144)	1,105
Operating lease liabilities	(636)	(713)
Accrued liabilities	171	(582)
Net Cash Provided by Operating Activities	21,244	19,842
Cash Flow from Investing Activities
Purchases of plant, property, and equipment	(6,057)	(13,387)
Net cash Used in Investing Activities	(6,057)	(13,387)
Cash Flow from Financing Activities
Repayment of principal on term loan	(12,740)	(7,320)
Repayment of principal of finance leases obligations	(91)	(121)

	Nine Months Ended September 30,
	2025	2024
Member's contributions	52	7,265
Member's distributions	(3,697)	(9,619)
Net Cash Used in Financing Activities	(16,476)	(9,795)
Net Change in Cash and Cash Equivalents	(1,288)	(3,341)
Cash and Cash Equivalents, Begin of Year	(7,362)	10,703
Cash and Cash Equivalents, End of Year	6,074	7,362
Supplemental cash flow information
Cash paid for interest	$15,931	$24,159
Supplemental non-cash investing and financing information:
Noncash contribution of US Salt Parent Holdings, LLC related to unit-based compensation expense	$351	$549
Plant, Property, and equipment in accounts payable	$1,170	$(118)
Additions and changes in asset retirement obligations	$16	$(124)

Liquidity and Capital Resources
Sources of Liquidity
Liquidity is provided through cash flow from operations and availability under the revolving credit facility with Ares Capital Corporation. As of September 30, 2025, US Salt remained in full compliance with its financial covenants, with sufficient headroom under the maximum leverage and fixed-charge coverage ratios. Management believes current liquidity is adequate to fund operations, planned capital expenditures, and working capital needs.
Capital Expenditures
Capital expenditures totaled approximately $13.4 million and $6.1 million for the year ended December 31, 2024 and the nine months ended September 30, 2025, respectively (including one-time investments of $8.3 million and $2.4 million, respectively). These amounts include expenditures related to several large, non-recurring maintenance and growth projects, including generator rebuilds, flood-mitigation initiatives, installation of a black-start backup generator to enhance power redundancy, and the new pool salt line project. As discussed elsewhere in this prospectus, US Salt also presents capital expenditures excluding certain one-time investments in order to provide a more meaningful view of its ongoing maintenance and recurring capital requirements. Since 2021, US Salt has invested over $37 million to enhance production capacity, reliability, and efficiency, a portion of which relates to these non-recurring maintenance and growth initiatives.
Credit Facility
In July 2021, US Salt entered into a Credit Agreement with Ares Capital Corporation, as administrative agent, and the other parties thereto (the “Ares Credit Agreement”), which consists of a $232 million term loan and up to $25 million revolving line of credit.
Interest rate for the term loan, at December 31, 2024, was 10%, which was SOFR plus 5.40%. Interest for the term loan, at December 31, 2023, was 11.04%, which was SOFR plus 5.65%. Interest rate for the revolving line of credit is equal to the greater of 4.50% plus prime rate, NYFRB (New York Federal Reserve Bank) rate plus 5.00%, or SOFR (subject to .75% floor) plus 5.50%-5.65%.
The term loan requires quarterly principal payments of $0.6 million commencing on March 31, 2022 through maturity on July 19, 2028, at which time the remaining principal balance is due. The term loan is subject to mandatory excess cash flow payments commencing for the year ended December 31, 2022 as defined in the Ares Credit Agreement, not to exceed $5 million for any fiscal year. As of December 31, 2024 and 2023, US Salt did not expect to make additional term loan repayments due to Excess Cash Flow for the years ended December 31, 2024 and 2023.
The revolving line of credit expires on July 19, 2026 and is subject to commitment fee of .50% per annum. US Salt had no borrowings outstanding on the revolving line of credit at December 31, 2024 and 2023.

The term loan and revolving line of credit are secured by substantially all of the assets of US Salt and subject to certain financial covenants. US Salt was in compliance with all financial covenants at December 31, 2024.
In relation to the Ares Credit Agreement, US Salt paid debt issuance cost of $5.1 million, which is amortized over the life of the credit agreement. Amortization of debt issuance cost for the years ended December 31, 2024 and 2023 was $0.8 million and $0.9 million, respectively, and was reported in the interest expense in the consolidated statements of operations.
The Ares Credit Agreement is expected to be repaid in full in connection with the consummation of the US Salt Acquisition.
Material Cash Requirements
US Salt expects to continue to fund its operations, working capital needs, and capital investments primarily through cash generated from operations and available capacity under its revolving credit facility.
Capital Expenditures
US Salt expects annual capital expenditures of approximately $6–$8 million over the next several years, consisting primarily of maintenance, reliability projects, and select growth initiatives. Certain non-recurring projects—such as generator rebuilds, flood-mitigation investments, and installation of the black-start backup generator—resulted in elevated capital spending in 2023 and 2024. We do not expect these projects to recur at similar levels.
Debt Service Obligations
As of September 30, 2025, US Salt is obligated to make quarterly principal payments of $0.6 million on its term loan through its July 2028 maturity, with the remaining principal due at maturity. Interest payments will vary based on SOFR-linked rates applicable to its credit facility. We do not anticipate material excess-cash-flow payments under its credit agreement based on current forecasts.
Lease Commitments
We have non-cancelable operating lease commitments for warehouses, offices, equipment, railcars, and finance leases for equipment. As of September 30, 2025, remaining contractual lease payments were approximately $2.0 million, with approximately $1.0 million due within 12 months.
Environmental and Maintenance Requirements
US Salt incurs ongoing maintenance and periodic refurbishment costs associated with its production assets. These expenditures vary by year based on reliability requirements, but US Salt expects them to remain within the anticipated annual capital-expenditure range described above.
Management believes that cash flows from operations, together with availability under its revolving credit facility, will be sufficient to meet US Salt’s material cash requirements for at least the next 12 months.
Cash Flows
Operating cash flow strengthened in 2024 due to improved earnings and disciplined working capital management. Investing cash flows primarily related to plant reliability and capacity projects. Financing cash flows reflect debt service and limited distributions (in thousands).
Comparison of the Nine Months Ended September 30, 2025 and 2024
The following table summarizes cash flows for the periods indicated:

	Nine Months Ended September 30
	2025	2024
Net cash provided by operating activities	$21,244	$10,506
Net cash used in investing activities	$(6,057)	$(8,416)
Net cash used in financing activities	$(16,476)	$(7,167)

Net cash provided by operating activities was $21.2 million for the nine months ended September 30, 2025, an increase of $10.7 million as compared to $10.5 million of net cash provided by operating activities for the nine months ended September 30, 2024. The increase in net cash provided by operating activities was primarily attributable to higher net income generated in nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 by $8.5 million, plus the net cash provided in the operations consisting primarily of a decrease of $0.4 million in accounts receivable, a decrease of $0.5 million in inventories and an increase of $2.0 million in accounts payable and other current liabilities. This amount is offset by net cash used in operations of $1.0 million of increase in prepaid and other assets.
Net cash used in investing activities was $6.0 million for the nine months ended September 30, 2025, a decrease of $2.4 million as compared to $8.4 million of net cash used in investing activities for the nine months ended September 30, 2024. The decrease in net cash used in investing activities was attributable to a decrease of $2.4 million in purchases of property and equipment.
Net cash used in financing activities was $16.5 million for the nine months ended September 30, 2025, an increase of $9.3 million as compared to $7.2 million of net cash used in financing activities for the nine months ended September 30, 2024. The increase in net cash used in financing activities was primarily attributable to an increase of $6 million in principal payments on the term loan, and a net increase of $3.3 million between a decrease of $3.9 million in member’s distributions and a decrease of $7.2 million in member’s contributions.
Comparison of the Years Ended December 31, 2024 and 2023
The following table summarizes cash flows for the periods indicated:

	Year Ended December 31
	2024	2023
Net cash provided by operating activities	$19,842	$15,534
Net cash used in investing activities	$(13,387)	$(9,336)
Net cash used in financing activities	$(9,795)	$(2,369)

Net cash provided by operating activities was $19.8 million for the year ended December 31, 2024, an increase of $4.3 million as compared to $15.5 million of net cash provided by operating activities for the year ended December 31, 2023. The increase in net cash provided by operating activities was primarily attributable to higher net income generated for the year ended December 31, 2024 compared to the year ended December 31, 2023 by $7.1 million, plus the increase in net cash provided by operations consisting primarily of $1.0 million of decrease in prepaid and other assets and a decrease of $2.1 million in accounts receivable. This amount is offset by net cash used in operations, consisting primarily of $2.0 million of increase in inventories, a decrease of $2.3 million in accounts payable, and a decrease of $3.0 million in other current liabilities.
Net cash used in investing activities was $13.4 million for the year ended December 31, 2024, a decrease of $4.1 million as compared to $9.3 million of net cash used in investing activities for the year ended December 31, 2023. The decrease in net cash used in investing activities was primarily attributable to an increase of $4.1 million in additional purchases of property and equipment.
Net cash used in financing activities was $9.8 million for the year ended December 31, 2024, an increase of $7.4 million as compared to $2.4 million of net cash used in financing activities for the year ended December 31, 2023. The increase in net cash used in financing activities was primarily attributable to an increase of $5 million in principal payments on the term loan, and a net increase of $2.4 million between $9.6 million of member’s distributions and $7.3 million of contributions.
Contractual and Other Obligations
Debt obligations
Under the Ares Credit Agreement, US Salt’s debt obligations include consists of a term loan and a revolving line of credit. Refer to discussions under the “Credit Facility” above.
Leases
US Salt leases warehouses, office space, and equipment under long-term lease agreements. The leases consist of operating leases expiring in various years through 2030, as well as standard operating leases for railcars, vehicles, and office space. As of September 30, 2025 and December 31, 2024, the future minimum lease payments required under these leases totaled $2.0 million and $2.3 million, with $1.0 million and $1.0 million payable within 12 months, respectively.
Off-Balance Sheet Arrangements
US Salt does not maintain any off-balance sheet financing or unconsolidated special purpose entities.
Critical Accounting Policies and Estimates
US Salt prepared the consolidated financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the reporting date and the reported amounts of revenue and expenses during the reporting period. Actual results may vary from these estimates. Significant accounting policies are described in Note 2 to the consolidated financial statements. The policies below require significant judgment or estimate by management.
Revenue Recognition
US Salt’s revenue is primarily generated from the sale of salt products to customers including nationwide retailers, pharmaceutical companies, food service operators, and independent distributors. Those sales predominantly contain a single performance obligation and revenue is recognized at a point in time when ownership, risks and rewards transfer, which can be on the date when the product is shipped or delivered to the customer based upon applicable shipping terms. Revenue is reported as net revenue and is measured as the determinable transaction price, net of any variable consideration such as discounts, rebates, sales incentives, rights to return product and any taxes collected from customers and remitted to government authorities. US Salt uses the most likely amount method to determine the variable consideration including discounts, rebates, and sales returns and allowances, which is treated as a reduction in revenue when product revenue is recognized. US Salt reviews and update the estimates and related accruals of variable consideration at the end of each reporting period based on the terms of the agreements, historical experience, and any recent changes in the market. The actual amounts paid may be different from such estimates. These differences, which have historically not been significant, are recognized as a change in management estimate in a subsequent period.
Inventories
US Salt’s inventories include salt inventories, packaging, supplies, and maintenance materials, which are valued at the lower of cost or net realizable value using a first-in, first out method. Management monitors inventory levels and adjusts valuation for slow-moving, shrinkage, obsolescence, and markdowns. US Salt accounts for slow-moving or obsolete inventory with a reserve that is established based on management’s estimates of the net realizable value of the related products at the end of each reporting period.
Recent Accounting Pronouncements
Income Taxes
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require US Salt to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require US Salt to disaggregate its income taxes paid disclosures by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 is effective for US Salt’s annual periods beginning after December 15, 2024. US Salt will adopt ASU 2023-09 in its consolidated financial statements as of and for the year ending December 31, 2025 using a prospective transition method, if applicable.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-03. ASU 2024-03 will require US Salt to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization, as applicable, included in certain expense captions in the Consolidated Statements of Operations, as well as qualitatively describe remaining amounts included in those captions. ASU 2024-03 will also require US Salt to disclose both the amount and its definition of selling expenses. ASU 2024-03 is effective for US Salt’s annual periods beginning after December 15, 2026. US Salt will adopt ASU 2024-03 in its consolidated financial statements as of and for the year ending December 31, 2027 using a prospective transition method.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Borrowings under the Ares Credit Agreement bear interest at variable rates. US Salt monitors market conditions and may consider hedging strategies in the future. Sensitivity analysis indicates that a 100-basis-point change in rates would not have a material effect on annual interest expense.
Energy and Commodity Risk
Natural gas represents the largest variable input. US Salt’s fixed-price supply contract with DTE runs through March 2026, mitigating near-term exposure. Management continues to evaluate renewal and hedging alternatives.
Foreign Currency Exchange Risk
Sales to Canada and Mexico account for less than 7% of total revenue. US Salt monitors cross-border exposures but does not engage in foreign currency hedging given immateriality.
Inflation and Labor Costs
Labor inflation remains a key focus area. US Salt anticipates manageable wage pressure in its next union negotiation cycle and continues to pursue offsetting productivity initiatives.
Internal Controls and Procedures
US Salt is not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and is therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. Upon completion of the US Salt Acquisition, US Salt, as part of the Company, will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act which requires us to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of its internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by its management in its internal control over financial reporting.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.
In fiscal year 2023, US Salt identified a material weakness in its internal control over financial reporting resulting from its lack of a formalized internal control framework in accordance with COSO, which relates to (a) an insufficient complement of personnel with an appropriate degree of internal controls knowledge, which caused management to be unable to appropriately define responsibilities to create an effective control environment; (b) the lack of a formalized risk assessment process; and (c) selection and development of control activities, including over information technology.
US Salt’s management has concluded that these material weaknesses in its internal control over financial reporting are due to the fact that it was a private company with limited resources and did not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee its business processes and controls.
With the help of external consultants, US Salt is currently in the process of implementing measures and taking steps to address the underlying causes of the material weakness and the control deficiencies. US Salt’s efforts include adopting the COSO framework, developing and implementing control activities, and assessing the effectiveness of internal controls over financial reporting. US Salt intends to implement additional measures, which may include review and enhancement of processes and controls; review and enhancement of IT general controls over information systems relevant to financial reporting; and realignment of existing personnel and the addition of both internal and external personnel to strengthen processes and controls including management’s review and documentation over internal control over financial reporting.

US Salt will continue implementing the above measures. However, it cannot be certain that the steps it is taking will be sufficient to remediate the control deficiencies that led to the material weakness in internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. In addition, US Salt cannot be certain that it has identified all material weaknesses and control deficiencies in its internal control over financial reporting or that in the future it will not have additional material weaknesses or control deficiencies in its internal control over financial reporting.

BUSINESS
Company Overview
We are a business ownership platform designed from first principles to combine the structural advantages of permanent public capital with the operating discipline, alignment, and long-term orientation typically associated with private ownership. Our mission is to build a portfolio of high-quality, niche, and competitively advantaged businesses that generate sustainable, growing Free Cash Flow that can be reinvested over long time horizons.
Origins and Evolution of the Platform
Our origins trace to the former Wish.com business, which was divested following a multi-year decline driven by structural challenges in its underlying business model, leaving us with balance sheet liquidity of $162 million. Prior to the divestiture, the Company preserved approximately $2.9 billion of federal net operating losses and other tax attributes.
In 2025, investment funds advised by BC Partners and Abrams Capital partnered to recapitalize ContextLogic and Holdings, acquire US Salt, and architect a new platform based on aligned ownership, decentralized operations, and disciplined capital deployment. Upon closing of the US Salt Acquisition, we expect to implement the new governance and operating models described herein to foster long-duration value creation and to avoid the constraints and exit pressures common in traditional private equity structures.
Our Business Model
Our decentralized structure means each operating subsidiary will be independently managed by its leadership team with responsibility for day-to-day operations, commercial strategy, and long-term planning. Our corporate functions will be intentionally limited in scope. Corporate leadership—led by a president—supports public company reporting, capital allocation, and mergers and acquisitions execution. Our operating businesses will each have CEOs with primary authority and accountability for their businesses.
Under this model, each operating subsidiary will be overseen by a dedicated business oversight committee consisting of directors who work directly with management, review budgets, assess performance, and make compensation decisions. Capital allocation across the platform will be overseen by a separate investment committee composed primarily of representatives from the Company’s largest equityholders. We believe this governance structure will keep decision-making close to owners, enhance accountability, and ensure capital is deployed with discipline.
Acquisition Strategy
Our acquisition approach focuses on identifying and acquiring businesses that meet three core criteria:
1.	Niche market positioning. Businesses operating in markets that are sufficiently attractive to support long-term growth but are typically too specialized to attract substantial new competition.
2.
Durable competitive advantages. Businesses with tangible and demonstrable structural advantages—such as cost position, technical capability, regulatory or qualification hurdles, or geographic advantages.

3.	Long-duration relevance. Companies with business models and end markets that we expect to remain essential for decades, allowing us to own and operate them without a predetermined exit timeline.
We intend to add new businesses gradually over time, emphasizing quality, resilience, and attractive cash flow characteristics rather than volume or pace of deployment. In addition to strategic acquisitions, we may also pursue value-enhancing opportunities such as share repurchases, capital or structured investments when we believe such opportunities are attractive to shareholders.
US Salt: Our Anchor Subsidiary
Our inaugural acquisition, US Salt, exemplifies our strategic criteria. Founded in 1893, US Salt is one of the few vertically integrated producers of high-purity evaporated salt in the United States, serving resilient end markets including food production, pharmaceuticals, and water conditioning. The business benefits from structural barriers to entry arising from reserve scarcity, permitting and capital intensity, qualification requirements for key customers, and geographic advantages tied to shipping economics.

Demand for US Salt’s products has remained relatively stable over time, with long-term pricing trends supported by rational industry supply, consistent demand, and customers’ willingness to pay for value, reliability, and quality.
Adjusted EBITDA Margin has historically remained near 40%, and Free Cash Flow conversion has been high given the limited maintenance capital expenditure requirements required after core infrastructure investments. The nearest comparable GAAP numbers for Adjusted EBITDA Margin and Free Cash Flow conversion are a Net Income Margin of 10.8% and Net Cash Provided by Operating Activities of approximately $21.2 million, respectively, each as of the nine months ended September 30, 2025. See reconciliation under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” The business has more than 40 years of remaining salt reserves and multiple decades more in undeveloped resources, supporting a long-duration operating profile.
US Salt’s growth strategy includes mix shifting into higher-value product categories such as pharmaceutical-grade salt, introducing new products and formats, expanding into new channels, and improving operational efficiency through capital investment.
Incentive System and Alignment
Management compensation is designed to directly link economic outcomes to sustained value creation. Annual bonuses are expected to be tied to year-over-year profit growth, with no payout for organic growth below 5%. Long-term incentives are based on five-year profit growth and are expected to be paid primarily in equity. We believe these incentives mirror the benefits of private equity ownership—without the forced exit—and foster long-term thinking.
At the corporate level, directors affiliated with BC Partners and Abrams Capital receive no compensation, and our president receives no salary from the Company. We believe this structure reinforces an alignment of interests with our public shareholders.
ContextLogic Business
Prior to April 2024, ContextLogic owned a global e-commerce platform known as “Wish” that connected millions of value-conscious consumers to hundreds of thousands of merchants globally. Pursuant to the Asset Sale (as defined below), we sold substantially all of our assets other than (A) our marketable securities, (B) our cash and cash equivalents and (C) certain tax attributes. Immediately following the closing of the Asset Sale, we received/retained approximately $162 million in cash, cash equivalents and marketable securities (consisting of government securities) (the “Post-Closing Cash”), as well as the tax attributes described herein.
Following the completion of the Asset Sale, we developed processes and procedures for evaluating strategic alternatives for the use of our Post-Closing Cash and reviewing, identifying and executing those strategic opportunities for the benefit of ContextLogic and its stockholders. The US Salt Acquisition is the result of those efforts.
ContextLogic Holdings Inc.
Prior to the Reorganization, ContextLogic was a wholly-owned subsidiary of ContextLogic Inc. The former name of ContextLogic Holdings Inc. was “Easter Parent, Inc.” Upon consummation of the Reorganization, ContextLogic changed its name from “Easter Parent, Inc.” to “ContextLogic Holdings Inc.”; ContextLogic Inc. became a subsidiary of ContextLogic; and ContextLogic became the publicly-traded company with ContextLogic common stock quoted for trading on OTCQB under the symbol “LOGC.”
Our principal executive offices are located at 2648 International Blvd., Suite 301, Oakland, California, 94601. Our telephone number is (415) 965-8476. Our website address is https://ir.contextlogic.com. Information on our website is not incorporated by reference into or otherwise part of the prospectus. Additional information about ContextLogic is included in documents incorporated by reference in this prospectus. Please see “Where You Can Find Additional Information.”
ContextLogic LLC
After the Reorganization, CLI Inc. became a wholly owned subsidiary of ContextLogic, was no longer a publicly traded company, and was converted into a Delaware limited liability company named CLI LLC.

ContextLogic Holdings LLC
ContextLogic Holdings, LLC is a Delaware limited liability company and indirectly owned subsidiary of Holdings. As described below, Holdings issued and sold 75,000 Preferred Units to the Investor for an aggregate purchase price of $75,000,000 and 26,322,115.38 million Common Units to CLI Inc., pursuant to the initial closing of the Investment Transaction.
Asset Sale
Prior to the Asset Sale, the Company owned a global e-commerce platform known as “Wish” that connected millions of value-conscious consumers to hundreds of thousands of merchants globally. Wish combined technology and data science capabilities and an innovative discovery-based mobile shopping experience to create a highly-visual, entertaining, personalized, and discovery-based shopping experience for its users. Wish users engaged with the app in a similar manner to how they engage with social media, which is scrolling through visually-rich and interactive content. Wish provided its merchants with immediate access to its global base of monthly active users and a comprehensive suite of merchant services, including demand generation and engagement, data intelligence, promotional and logistics capabilities, integration partnerships, as well as business operations support, all in a cost-efficient manner. The scale of Wish’s user base and active global merchants means it accumulated significant data across user and merchant activities, which strengthened its data advantage, and created an even better experience for everyone on the platform, which in turn could attract more users and merchants. This flywheel effect had driven tremendous value to both users and merchants and has made Wish one of the largest e-commerce marketplaces in the world.
On February 10, 2024, we entered into an Asset Purchase Agreement with Qoo10 Inc., a Delaware corporation (“Qoo10 Delaware”), and, for certain specified purposes, Qoo10 Pte. Ltd., a Singapore private limited company and Qoo10 Delaware’s parent company (“Qoo10”), pursuant to which (i) we agreed to sell substantially all of our assets to Qoo10 Delaware or an affiliate designated by Qoo10 Delaware (such designated affiliate, the “Buyer”), other than (A) our NOLs and certain other tax attributes, (B) our marketable securities and (C) certain of our cash and cash equivalents, and (ii) Qoo10 agreed to acquire those assets and assume substantially all of our liabilities as specified in the Asset Purchase Agreement (the “Asset Sale”). On April 18, 2024, the holders of a majority of the outstanding shares of ContextLogic common stock voted to approve the Asset Sale. Pursuant to such vote and satisfaction of other customary closing conditions, the Asset Sale closed on April 19, 2024, and immediately following the closing of the Asset Sale, we received/retained approximately $162 million in cash, cash equivalents and marketable securities (consisting of government securities)(the “Post-Closing Cash”), as well as the tax attributes described herein.
The BC Partners Investment
On March 6, 2025, CLI Inc. entered into an amended and restated investment agreement (the “A&R Investment Agreement”) with Holdings, and an affiliate of BC Partners (the “Investor”). Under the A&R Investment Agreement, Holdings may issue up to 150,000 Preferred Units for an aggregate purchase price of up to $150,000,000 (the “Investment Transaction”). An initial closing of the Investment Transaction occurred on March 6, 2025 (the “Initial Closing”) whereby Holdings issued and sold 75,000 Preferred Units to the Investor for an aggregate purchase price of $75,000,000. The Preferred Units are governed by the Holdings LLCA. The Common Units of Holdings at the option of the holders of the Preferred Units at the conversion ratio (subject to adjustment as set forth in the Holdings LLCA).
Prior to the Initial Closing, CLI Inc. entered into a contribution agreement with Holdings pursuant to which CLI Inc. contributed $141,702,000 to Holdings in exchange for 26,322,115.38 Common Units and committed to contribute an aggregate additional $5,000,000 in currently restricted cash in April and September of 2025.
The Reorganization
On August 6, 2025, CLI Inc. completed its previously announced reorganization pursuant to the second amended and restated reorganization agreement (the “Reorganization Agreement”), by and among CLI Inc., Easter Parent, Inc., and Easter Merger Sub (“Easter Merger Sub”). The Reorganization Agreement provided for the merger of CLI Inc. and Easter Merger Sub, with CLI Inc. surviving the Reorganization as ContextLogic’s wholly owned subsidiary (the “Reorganization”), followed by a conversion of CLI Inc. into a Delaware limited liability company named “ContextLogic LLC” (the “Conversion”). The Reorganization Agreement was approved and adopted by the stockholders of ContextLogic at its annual meeting of stockholders held on July 24, 2025. The Reorganization was completed on August 6, 2025.

The Reorganization was intended to help us preserve the long-term value of our NOLs, which can be used to reduce our future income tax liability. Under current tax laws, an ownership change could severely limit our ability to use these tax benefits. As a result of the Reorganization, shares of ContextLogic stock are subject to transfer restrictions intended to decrease the risk that an ownership change for tax purposes would occur. The transfer restrictions are an effective way to preserve the long-term value of the Company’s tax attributes.
Reorganization
Pursuant to the Reorganization:
•	Easter Merger Sub was merged with and into CLI Inc. CLI Inc. survived and the separate existence of Easter Merger Sub ceased;
•	CLI Inc. became a wholly owned subsidiary of ContextLogic;
•	CLI Inc., as the surviving corporation, succeeded (to the extent permitted and/or provided by applicable law) to all of the rights, assets, liabilities and obligations of Easter Merger Sub;
•	after the merger, CLI Inc. was converted into a Delaware limited liability company and continued as a wholly owned subsidiary of ContextLogic, CLI LLC.
•
the corporate existence of CLI Inc. continued unaffected and unimpaired by the Reorganization, except that, upon the consummation of the Reorganization, all of the outstanding shares of CLI Inc.’s class A common stock, par value $0.0001 per share (“CLI Class A Common Stock”) were owned by ContextLogic and, after the merger, were converted to limited liability company interests pursuant to CLI Inc.’s conversion into a Delaware limited liability company;

•	Holdings remained ContextLogic’s subsidiary following consummation of the Reorganization; and
•	Easter Parent, Inc. was renamed to “ContextLogic Holdings Inc.” following the Reorganization.
Conversion of Shares
•
each share of CLI Class A Common Stock issued and outstanding immediately prior to the merger was converted upon the effectiveness of the merger into the right to receive one share of ContextLogic common stock;

•	following the consummation of the merger, there are no shares of CLI Inc. preferred stock outstanding;
•
each option to purchase a share of CLI Class A Common Stock outstanding immediately prior to the consummation of the merger was assumed by us upon the consummation of the merger and automatically became exercisable for a share of ContextLogic common stock;

•
each restricted stock unit to be settled in shares of CLI Class A Common Stock outstanding immediately prior to the merger was assumed by us upon the consummation of the merger and remains subject to the same terms and conditions as were applicable to such restricted stock unit award, but were converted into an award with respect to the same number of shares of ContextLogic common stock;

•	each share of common stock of Easter Merger Sub held by us immediately prior to the merger was automatically converted upon the consummation of the merger into one share of CLI Class A Common Stock;
•
each share of ContextLogic common stock held by CLI Inc. immediately prior to the merger was surrendered to us for cancellation and was cancelled simultaneously with the effectiveness of the merger; and

•
upon the consummation of the merger, ContextLogic assumed and continued CLI Inc.’s obligations under the 2010 Equity Incentive Plan and continue CLI Inc.’s 2020 Equity Incentive Plan and the 2022 Inducement Plan, as amended.

Certificate of Incorporation and Bylaws
•
the restated certificate of incorporation of CLI Inc. as in effect immediately prior to the merger was amended and restated in connection with the Reorganization until the conversion of CLI Inc. into a limited liability company. Upon the effectiveness of the conversion of CLI Inc. into a limited liability company, the internal affairs of CLI Inc. as CLI LLC are governed by its certificate of formation and limited liability company agreement;

•
The Certificate of Incorporation, is substantially similar to the prior restated certificate of incorporation of CLI Inc., except that ContextLogic’s Certificate of Incorporation includes the transfer restrictions; and

•	ContextLogic’s amended and restated bylaws are substantially similar to the previous bylaws of CLI Inc.
The rights and powers of ContextLogic common stock, as in effect immediately after the Reorganization, are substantially equivalent in all material respects to the rights and powers of the CLI Class A Common Stock as in effect immediately prior to the Reorganization, except that the ContextLogic common stock is subject to the transfer restrictions.
After the merger and pursuant to the conversion of CLI Inc. into a limited liability company, the certificate of incorporation and bylaws of CLI Inc. are longer in effect, and CLI Inc. has a certificate of formation and a limited liability company agreement to reflect the fact that CLI Inc. is ContextLogic’s wholly owned subsidiary, is a Delaware limited liability company, and is no longer be a publicly traded company.
Completion of the Reorganization resulted in the dissolution of the Tax Benefits Preservation Plan pursuant to the terms of the Reorganization Agreement. Our Board effectuated an automatic redemption of all outstanding rights pursuant to the Tax Benefits Preservation Plan. These rights were settled by us in cash pursuant to and in accordance with the terms and conditions of the Tax Benefits Preservation Plan, with the plan subsequently terminated as a closing condition of the Reorganization.
ContextLogic common stock
After the Reorganization, ContextLogic common stock is quoted for trading on the OTCQB Venture Market on the OTC Markets under the symbol “LOGC”.
Certificate of Incorporation and Bylaws
Pursuant to the Reorganization Agreement, amendments to ContextLogic’s amended and restated certificate of incorporation and bylaws were required in order to effectuate the aforementioned transfer restrictions and to preserve the Company’s NOLs.
The following is a summary of the material differences between ContextLogic’s Certificate of Incorporation and amended and restated bylaws as in effect at the time of the Reorganization and after, on the one hand, and CLI Inc.’s restated certificate of incorporation and amended and restated bylaws in effect immediately before the Reorganization, on the other.
ContextLogic’s Certificate of Incorporation is substantively identical to CLI Inc.’s restated certificate of incorporation, as in effect immediately before the Reorganization with the following exceptions:
•	CLI Inc.’s restated certificate of incorporation did not contain the transfer restrictions that are included in Article XIV of ContextLogic’s Certificate of Incorporation; and
•
Article IV of CLI Inc.’s restated certificate of incorporation provided for blank-check preferred stock, and its Certificate of Designation provided for CLI Inc. Series A Preferred Stock of which there were no shares outstanding and Article IV of ContextLogic’s Certificate of Incorporation provides for blank-check preferred stock. Pursuant to the terms of the Reorganization Agreement, the Certificate of Designation and the CLI Inc. Series A Preferred Stock was eliminated.

ContextLogic’s amended and restated bylaws are substantively identical to CLI Inc.’s amended and restated bylaws as in effect immediately before the Reorganization.
Effects of the Reorganization on Stockholders
After the Reorganization, the shares of ContextLogic common stock and preferred stock have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the CLI Class A Common Stock and preferred stock of CLI Inc. that were authorized prior to the Reorganization. There are no shares of ContextLogic preferred stock currently outstanding. Each stockholder’s percentage ownership of ContextLogic stock was not altered and each share of ContextLogic stock is subject to certain transfer restrictions that prohibit transfers having the effect of increasing the ownership of ContextLogic stock by (i) any person from less than 4.9% to 4.9% or more or (ii) any person owning or deemed to own 4.9% or more of ContextLogic stock.

ContextLogic common stock issued pursuant to the Reorganization is fully paid and non-assessable. The Reorganization was not intended as, and did not have the effect of, a “going-private transaction” covered by Rule 13e-3 under the Exchange Act. Following the Reorganization, we continue to be subject to the periodic reporting requirements of the Exchange Act.
Board of Directors and Management
Immediately after the Reorganization, the Board consisted of the same six individuals who comprised CLI Inc.’s board of directors immediately before completion of the Reorganization, which directors will be elected at the Annual Meeting.
Immediately after the Reorganization, the Board had committees identical to the committees currently established by CLI Inc’s board of directors, which, after the Reorganization, had the same members as the comparable committees of the CLI Inc. board of directors. Each of the committees has a charter that is identical to such committee’s charter prior to the Reorganization.
The individuals who are executive officers of CLI Inc. immediately before the completion of the Reorganization were our only executive officers immediately following the Reorganization, and held corresponding offices.
Completion of the Reorganization
On August 6, 2025, we completed our Reorganization. The Reorganization Agreement was approved and adopted by the stockholders of ContextLogic at its annual meeting of stockholders held on July 24, 2025. The Reorganization became effective immediately upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time that may be specified in the certificate of merger).
Completion of the Reorganization resulted in the dissolution of CLI Inc.’s Tax Benefits Preservation Plan pursuant to the terms of the Reorganization Agreement. The CLI Inc. board effectuated an automatic redemption of all outstanding rights pursuant to the Tax Benefits Preservation Plan, dated as of February 10, 2024, by and between CLI Inc. and Equiniti Trust Company, LLC (“Equiniti”) as rights agent (the “Tax Benefits Preservation Plan”). These rights were settled by CLI Inc. in cash pursuant to and in accordance with the terms and conditions of the Tax Benefits Preservation Plan, with the plan subsequently terminated as a closing condition of the Reorganization.
At the effective time of the Reorganization, all of the issued and outstanding shares of CLI Class A Common Stock were exchanged on a one-for-one basis into shares of ContextLogic common stock, and each option to purchase shares of CLI Class A Common Stock was assumed by us and became exercisable for an equivalent number of shares of ContextLogic common stock, each restricted stock unit to be settled in CLI Class A Common Stock was assumed by us and remains subject to the same terms and conditions as were applicable to such restricted stock unit award, but was converted into an award with respect to the same number of shares of ContextLogic common stock, and each share of ContextLogic common stock is subject to certain transfer restrictions that prohibit transfers having the effect of increasing the ownership of ContextLogic stock by (i) any person from less than 4.9% to 4.9% or more or (ii) any person owning or deemed to own 4.9% or more of ContextLogic stock.
In connection with the Reorganization, ContextLogic assumed the obligations under the 2010 Incentive Plan and assumed and continued the obligations under the 2020 Incentive Plan and the 2022 Inducement Plan, ContextLogic also assumed all options to purchase shares of CLI Class A Common Stock that were outstanding under the Incentive Plans at the time of the Reorganization. The terms and conditions that were in effect immediately prior to the Reorganization under each outstanding equity award and restricted stock unit award assumed by us continued in full force and effect after the Reorganization, except that the shares of common stock issuable under each such award were shares of ContextLogic common stock.
Upon completion of the Reorganization, CLI Inc. became ContextLogic’s wholly owned subsidiary, which replaced CLI Inc. as the publicly held corporation. After the Reorganization, shares of ContextLogic Common Stock commenced trading on OTCQB under the symbol “LOGC.” The CUSIP number for ContextLogic common stock is 21078F109.
Transfer Restrictions
Pursuant to the Reorganization, the transfer restrictions were included as Article XIV in ContextLogic’s Certificate of Incorporation.

As of December 31, 2024, we had federal NOLs available to reduce future taxable income, if any, of $886 million that begin to expire in 2030 and continue to expire through 2037 and $2.0 billion that have an unlimited carryover period. As of December 31, 2024, we had state NOLs available to reduce future taxable income, if any, of $5.7 billion that begin to expire in 2026 and continue to expire through 2044 and $2.1 billion that have an unlimited carryover period.
NOLs benefit the Company by offsetting U.S. federal taxable income dollar-for-dollar by the amount of the NOLs, thereby reducing or eliminating the Company’s U.S. federal corporate income tax (other than the U.S. federal alternative minimum tax) on such income. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), unused U.S. federal NOLs generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. Additionally, portions of these NOLs subject to expiration could expire unused and be unavailable to offset future income tax liabilities. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited. The use of the NOLs is subject to uncertainty because it is dependent upon the amount of taxable income and capital gains generated by the Company. There can be no assurance that the Company will have sufficient taxable income or capital gains in future years to use the NOLs before they expire. The benefit of the NOLs to the Company can be reduced or eliminated under Section 382 of the Tax Code if the Company experiences an “ownership change,” as defined in Section 382 of the Tax Code and described in more detail below. An ownership change can occur through one or more acquisitions of the Company’s stock, whether occurring contemporaneously or pursuant to a single plan, by which stockholders or groups of stockholders, each of whom owns or is deemed to own directly or indirectly at least 5% of the Company’s stock, increase their ownership of the Company’s stock by more than 50 percentage points within a three-year period.
The Board believed the best interests of us and our stockholders would be served by adopting provisions that are designed to restrict direct and indirect transfers of ContextLogic stock if such transfers will affect the percentage of stock that is treated as owned by a 5% stockholder, as defined in Section 382 of the Tax Code. In order to implement these transfer restrictions, we needed to consummate the Reorganization so that the transfer restrictions could be included in the Certificate of Incorporation and made applicable to all shares of ContextLogic stock issued after the inclusion of the transfer restrictions in the Certificate of Incorporation, including all of the shares of ContextLogic common stock exchanged in the reorganization. This prospectus refers to these provisions as the “transfer restrictions.” As of the consummation of the Reorganization, we believe the transfer restrictions are binding with respect to all shares of ContextLogic common stock issued in the Reorganization and afterwards.
Calculating whether an ownership change has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as limitations on the knowledge that any publicly traded company can have about the ownership of and transactions in its securities.
Limitations on use of NOLs
The benefit of the NOLs to the Company can be reduced or eliminated under Section 382 of the Tax Code if the Company experiences an “ownership change,” as defined in Section 382. Generally, an ownership change can occur through one or more acquisitions, whether occurring contemporaneously or pursuant to a single plan, by which one or more stockholders, each of whom owns or is deemed to own directly or indirectly 5% or more in value of a corporation’s stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such stockholders (with the lowest percentage measured separately for each stockholder) at any time during the preceding three-year period. The amount of the increase in the percentage of stock ownership of each 5% stockholder is computed separately, and each such increase is then added together with any other such increases to determine whether an ownership change has occurred. For this purpose, all holders who own less than 5% of a corporation’s stock are generally treated together as one 5% stockholder (although in some circumstances these smaller holders may be counted as two or more separate stockholders, with each being a “public group” and a separate 5% stockholder, for purposes of Section 382 of the Tax Code). Transactions in the public markets among stockholders owning less than 5% of the equity securities generally do not affect the calculation of an ownership change (but can if a corporation has more than one public group). In addition, certain constructive ownership rules, which generally attribute ownership of stock owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner thereof, or to related individuals, are applied in determining the level of stock ownership of a particular stockholder. Special rules can result in the treatment of options or other similar interests as having been exercised if such treatment would result in an ownership change. All percentage determinations are based on the fair market value of a corporation’s stock.

For example, if a single investor acquired 50.1% of the Company’s stock in a three-year period, a change of ownership would occur. Similarly, if ten persons, none of whom owned the Company’s stock, each acquired slightly over 5% of the Company’s stock within a three-year period (so that such persons owned, in the aggregate, more than 50%), an ownership change would occur.
If the Company were to experience an ownership change, then the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by NOLs from periods prior to such ownership change could not exceed the product obtained by multiplying (i) the aggregate value of the Company’s stock immediately prior to the ownership change (with certain adjustments) by (ii) the then applicable federal long-term tax exempt rate (this resulting product is referred to as the Section 382 limitation), subject to certain other adjustments under the Tax Code. If the Company experiences an ownership change for tax purposes, the Section 382 limitation could greatly reduce the amount of available NOLs that the Company would be able to utilize. Any portion of the annual Section 382 limitation amount not utilized in any year may be carried forward and increase the available Section 382 limitation amount for the succeeding tax year. Thus, an ownership change could significantly reduce or eliminate the annual utilization of the Company’s NOLs and cause a portion of such NOLs to expire prior to their use.
Summary of Transfer Restrictions
The following is a summary of the transfer restrictions. This summary is qualified in its entirety by reference to the full text of the proposed transfer restrictions, which is contained in Article XIV of ContextLogic’s Certificate of Incorporation.
The transfer restrictions generally will restrict any direct or indirect transfer (such as transfers of ContextLogic stock that result from the transfer of interests in other entities that own ContextLogic stock) if the effect would be to:
1.	increase the direct or indirect ownership of ContextLogic stock by any person (or public group) from less than 4.9% to 4.9% or more of the stock of ContextLogic; or
2.	increase the percentage of ContextLogic stock owned directly or indirectly by any person (or public group) owning or deemed to own 4.9% or more of ContextLogic stock.
Transfers included under the transfer restrictions include sales to persons (or public groups) whose resulting percentage ownership (direct or indirect) of stock would exceed the 4.9% thresholds discussed above. Complicated rules of constructive ownership, aggregation, segregation, combination and other stock ownership rules prescribed by the Tax Code (and related regulations) will apply in determining whether a person or group of persons constitute a 5% stockholder under Section 382 and whether less than 5% stockholders will be treated as one or more “public groups,” each of which is a 5% stockholder under Section 382. Issuances of securities by us that exceed the 4.9% threshold (including securities issued pursuant to exercises of options and securities settled pursuant to the settlement of restricted stock units) would not be subject to the transfer restrictions if we obtain written approval of the Board or a duly authorized committee thereof for such issuances.
For purposes of determining the existence and identity of, and the amount of stock owned by, any stockholder, we will be entitled to rely conclusively on (i) the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar SEC filings) as of any date and (ii) our actual knowledge of the ownership of its stock. The transfer restrictions will include the right to require a proposed transferee, as a condition to registration of a transfer of ContextLogic common stock, to provide all information reasonably requested regarding such person’s direct and indirect ownership of ContextLogic common stock. The transfer restrictions may result in the delay or refusal of certain requested transfers of ContextLogic common stock.
As a result of these rules, the transfer restrictions could result in prohibiting ownership (thus requiring dispositions) of ContextLogic common stock as a result of a change in the relationship between two or more persons or entities, or of a transfer of an interest in an entity other than us, such as an interest in an entity that, directly or indirectly, owns our stock. The transfer restrictions will also apply to proscribe the creation or transfer of certain “options” (which are broadly defined by Section 382) in respect of our stock to the extent that, in certain circumstances, creation, transfer or exercise of the option would result in a proscribed level of ownership.
Consequences of Prohibited Transfers
With adoption of the transfer restrictions, any direct or indirect transfer attempted in violation of the restrictions would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of ContextLogic’s common stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares of ContextLogic common stock owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such shares, or in the case of options, receiving stock in respect of their exercise. In this prospectus, stock acquired in violation of the transfer restrictions is referred to as “excess stock.”
In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee must transfer the excess stock to our agent. The Company may seek to recover any dividends or distributions paid with respect to any excess stock. Our agent is required to sell such excess stock in an arms’ length transaction (or series of transactions) that would not constitute a violation under the transfer restrictions. The net proceeds of the sale, together with any other distributions with respect to such excess stock received by Holdings’ agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, equal to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess stock on the date of the violative transfer) incurred by the purported transferee to acquire such excess stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the excess stock is sold by the purported transferee, such person will be treated as having sold the excess stock on behalf of the agent, and will be required to remit all proceeds to our agent (except to the extent we grant written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had our agent sold such shares).
With respect to any transfer of stock which does not involve a transfer of “securities” of the Company within the meaning of the Delaware General Corporation Law but which would cause any 4.9% stockholder to violate the transfer restrictions, the following procedure will apply in lieu of those described above. In such case, no such 4.9% stockholder shall be required to dispose of any interest that is not a security of the Company, but such 4.9% stockholder and/or any person whose ownership of securities of the Company is attributed to such 4.9% stockholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such 4.9% stockholder not to be in violation of the transfer restrictions, and such securities will be treated as excess stock to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such 4.9% stockholder or such other person that was the direct holder of such excess stock from the proceeds of sale by the agent being the fair market value of such excess stock at the time of the prohibited transfer.
Modification and Waiver of Transfer Restrictions
Our Board will have the discretion to approve a transfer of stock that would otherwise violate the transfer restrictions. If our Board decides to permit a transfer that would otherwise violate the transfer restrictions, then that transfer or later transfers may result in an ownership change that could limit our use of the NOLs. As a condition to granting an exemption from the transfer restrictions, our Board may require an opinion of counsel (the cost of which will be borne by the transferor and/or the transferee) that the transfer will not result in a limitation on the use of the NOLs under Section 382.
Expiration of Transfer Restrictions
The transfer restrictions will remain in effect until the earlier of (i) the repeal of Section 382 of the Tax Code or any successor statute if the Board determines that the transfer restrictions are no longer necessary or desirable for the preservation of the tax attributes; (ii) such date as the Board shall fix in its discretion; (iii) the beginning of a tax year of the Company which the Board determines that no attributes may be carried forward; or (iv) July 25, 2028, being the third anniversary of the filing and effectiveness of ContextLogic’s Second Amended and Restated Certificate of Incorporation.
Reasons for Transfer Restrictions
The purpose of the transfer restrictions is solely to help preserve the long-term value of the Company’s accumulated NOLs. The proposed transfer restrictions are designed to prohibit certain transfers of the Company’s stock in excess of amounts that, because of provisions of the Tax Code, could inhibit the Company’s ability to use the Company’s NOLs to reduce future income tax liability.
The transfer restrictions may have anti-takeover effects because they will restrict the ability of a person or group from accumulating an aggregate of 4.9% or more of ContextLogic stock and the ability of persons or groups now owning 4.9% or more of ContextLogic stock from acquiring additional stock. The transfer restrictions are not in response to any effort to accumulate ContextLogic common stock or to obtain control of the Company. Our Board considers the transfer restrictions to be reasonable and in the best interests of the Company and its stockholders because the transfer restrictions reduce certain of the risks related to our future use of the NOLs. In the opinion of our Board, the fundamental importance to the Company’s stockholders of maintaining the availability of the NOLs is a more significant consideration than the indirect “anti-takeover” effect the transfer restrictions may have.
US Salt Business
Overview
US Salt is a leading producer, packager, and distributor of evaporated and specialty salt products originally founded in 1893.
US Salt produces evaporated salt by injecting water into underground salt deposits to create saturated brine (~8× the salinity of seawater), then pumping the brine into MEE systems where steam-driven heat under reduced pressure crystallizes high-purity salt into consistent granule sizes. Evaporated salt, as distinct from rock salt and solar salt, operates in a niche of the salt market that requires demanding purity levels (often over 99.6% sodium chloride) for use in such applications as food and pharmaceutical products. As a result, evaporated salt generally commands higher prices than rock salt and solar salt.
US Salt’s vertically integrated Watkins Glen, New York facility is one of only 16 evaporated salt facilities in the United States. US Salt believes that the majority of currently operational facilities date back to the 19th century. Industry-wide domestic production of evaporated salt exhibited a 0.1% annualized growth rate between 1998 and 2023, according to USGS data.
US Salt operates one of the largest single-site round can packaging facilities in the United States, and US Salt believes that it is one of only two domestic suppliers with scaled capability to produce U.S. Pharmacopeia (USP)-compliant salt for pharmaceutical applications, including saline solutions for kidney dialysis. US Salt produces food-grade (≥99.6% sodium chloride) and ultra-purified (≥99.9% sodium chloride) evaporated salt. US Salt’s plant integrates production, packaging, and truck and rail shipping capabilities on a single site and is supported by regionally distributed third-party warehouses that position products close to demand centers. US Salt operates on-site combined heat and power systems that supply most of its electricity needs, recover waste heat to power evaporation, and, US Salt believes, provide significant cost advantages over grid-purchased power.
US Salt’s plant is strategically located adjacent to a major salt deposit with over 40 years of remaining salt reserves and multiple decades more in undeveloped resources. The plant sits near Seneca Lake, providing reliable access to process water for the solution mining process. US Salt has operated its plant continuously for over 130 years, developing deep expertise in solution mining and mechanical evaporation technologies.
US Salt goes to market with a broad range of evaporated salt products, including branded and private label round cans, pharmaceutical salt, food-grade salt, pool salt, and water softening salt. US Salt also offers specialty salt categories via sourced and, where appropriate, co-packed sea salt, kosher salt, and pink salt products. US Salt serves a diverse mix of end markets where salt is an essential input with limited substitution risk such as retail grocery, food processing, pharmaceuticals, water softening, and other industrial applications. US Salt sells to a diversified customer base including national and regional retailers, food manufacturers, distributors, and healthcare companies. For the nine months ended September 30, 2025 and year ended December 31, 2024, no single customer represented more than 14% of US Salt’s revenue and US Salt’s top-10 customers represented ~40% of its revenue.
Competitive Strengths
Significant Barriers to Entry – Economically viable evaporated salt production is limited, as it depends on a combination of factors: depth and purity of salt deposits; geographical proximity to demand centers; reliable access to water and energy; lengthy and complex permitting; and substantial upfront capital. US Salt’s Watkins Glen site provides long-term deeded access to a high-purity salt deposit with over 40 years of remaining salt reserves and multiple decades more in undeveloped resources, creating a durable and structural competitive advantage.
Leading Market Position – US Salt is one of the largest suppliers of private label round can table salt in North America and it services the majority of major, large logo retailers’ private label round can table salts in North America. Private label has been gaining market share over branded round can table salt in recent years, in line with broader trends across consumer-packaged goods businesses. US Salt believes that it is also one of only two domestic producers capable of producing pharmaceutical-grade salt. These positions are underpinned by specialized equipment, rigorous and lengthy regulatory and customer qualification requirements, and decades of operational expertise – all of which would take competitors significant time and capital to replicate.
Minimal Import Risk – Ocean freight costs and the low value-to-weight ratio of evaporated salt favor domestic salt producers. Even among domestic manufacturers, the cost of shipping relative to the value of the product means competition tends to be regional. It is a significant advantage that US Salt’s salt mine and operations remain close to major population corridors in the Northeastern region of the United States.
Attractive Market Dynamics – Evaporated salt serves essential uses with limited substitution risk and typically represents a small share of customers’ total product cost, supporting steady, year-round consumption with limited cyclicality or weather sensitivity. Pricing is supported by minimal risk of spoilage or obsolescence, which reduces discounting incentives, and limited industry capacity additions, as supply growth has generally come from incremental improvements at existing evaporated salt production facilities.
Cash Generation and Capital Discipline – US Salt focuses on stable unit costs, disciplined maintenance capital, and incremental efficiency investments to support cash generation over time. Net Income was $10.6 million and net cash provided by operating activities was $21.2 million for the nine months ended September 30, 2025. US Salt converted over 92% of Adjusted EBITDA to Free Cash Flow in the nine months ended September 30, 2025 (defined as Adjusted EBITDA less ordinary maintenance capital expenditures divided by Adjusted EBITDA). US Salt’s ordinary maintenance capital requirements have been modest, averaging $3.7 million annually from 2021 to 2024, not taking into account non-recurring maintenance of business and one-time growth projects. For more information about how US Salt uses these non-GAAP financial measures in its business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures.”
Service Differentiation and Customer Relationships – US Salt differentiates itself through its direct sales and operations team, vertical integration, regional safety-stock positioning to ensure reliable fulfillment, and a long-standing reputation for quality, responsiveness, and partnership with customers.
Business Strategy
US Salt aims to grow the profitability of its business organically through three main levers: mix optimization, disciplined pricing, and new business opportunities.
Mix – While US Salt sells salt into several niche markets, some are more profitable than others. US Salt has deliberately worked to “mix up” its tonnage, phasing out less profitable categories in favor of those with stronger margins. US Salt believes it is still early in this journey and see further opportunities to enhance its mix over time.
Price – US Salt intends to sustain disciplined pricing actions that account for both inflationary costs in its business and the critical value its quality and service provide to customers. In certain categories, US Salt believes it has an opportunity to adjust pricing to current market levels as contracts renew.
New Business Opportunities – Historically, US Salt’s production was sold out, giving US Salt limited opportunity to pursue new business opportunities. In recent years, US Salt has been able to increase production volumes, allowing it to increase sales through new opportunities. Some of the near-term opportunities US Salt is focused on include:
•	Round Cans: Expand private label share with national and regional retailers, pursue targeted branded opportunities, and increase penetration in new channels within US Salt’s service footprint.
•	Pool Salt: Scale distribution while maintaining service levels across the broader portfolio.
•	New Channels: Broaden distribution through foodservice, club, and home-improvement channels for relevant formats.
•	Specialty Salts: Leverage existing customer relationships to cross-sell new specialty salt products to both retail and food manufacturing customers.

Other Value Creation Levers
In recent years, US Salt has made significant investments to modernize and upgrade US Salt’s facilities, enhancing reliability and operational efficiency. US Salt seeks to continue to drive operational equipment efficiency through advanced performance monitoring and disciplined capital deployment.
While US Salt’s near-term focus is on organic growth initiatives, US Salt may also evaluate acquisitions, including other evaporated salt facilities, co-packers, specialty salt suppliers, or spice and seasoning businesses, to expand its capabilities and market reach.
Salt Industry
Salt Industry Overview
US Salt produces, packages, markets, and sells high-purity salt used across food manufacturing, consumer, pharmaceutical, water treatment, and a range of industrial processes. Salt is a low-cost but function-critical input with limited substitution risk. The markets US Salt serve have generally been characterized by stable, predictable, year-round consumption and have been generally insulated from material seasonality or weather cyclicality.
US Salt produces and packages evaporated salt at its plant. There are significant barriers to entry, including access to suitable deposits and process water, specialized equipment and quality systems, multi-year permitting, significant capital requirements, and operational expertise. New greenfield location capacity additions have been limited. Supply growth has largely come from incremental improvements at existing sites. US Salt supplements its core evaporated salt products with specialty salts (e.g., sea salt, kosher salt, and pink salt) sourced from qualified third-party suppliers and co-packers to broaden its product offering.
Processing Methods
US Salt produces salt via solution mining and mechanical evaporation:
1.	US Salt injects water into underground salt deposits to create a saturated brine (~8x the salinity of seawater) that is pumped to the surface.
2.	The brine is fed to Multiple Effect Evaporator systems, where heat and pressure control drive crystallization.
3.	The resulting salt slurry is dried and transferred to storage silos and then to packaging lines.
Quality management is embedded throughout the process. US Salt monitors key chemical and physical parameters, maintains traceable batch records, and provides certificates of analysis as required by customers (particularly for applications that must meet USP-compliant specifications). US Salt’s packaging operations include metal detection and other safeguards appropriate for food and pharmaceutical supply chains.
Operations and Facilities
US Salt operates two evaporator trains with combined annual production capacity of approximately 562,800 tons and packaging lines spanning round cans, bags, and bulk loading systems. US Salt’s facility operates 24 hours per day, approximately 350 days per year, and has continuously operated for over 130 years.
US Salt’s plant is not connected to the electricity grid, but rather US Salt maintains on-site power generation through combined heat and power systems that produce most of its electricity needs while capturing waste heat for use in the evaporation process, creating significant cost advantages relative to grid-purchased electricity. US Salt’s energy infrastructure includes 5MW and 3MW generators and a backup black-start generator (2.5MW) to support uninterrupted operations.
US Salt has invested over $37 million in capital improvements since 2021 to enhance production capacity, reliability, and efficiency, which is inclusive of non-recurring maintenance of business and one-time growth projects. These investments have included upgrades to evaporation equipment and generators, installation of backup power generation, brine well investments, implementation of manufacturing execution systems for real-time operational monitoring, and information technology infrastructure modernization.US Salt believes that these enhancements have contributed to improved equipment reliability, production efficiency, and operational predictability.

Products and Sales
As a result of US Salt’s vertically integrated operation, US Salt solution mines, manufactures, processes, packages, markets, distributes and sells salt, allowing it to go directly to the market with the following products:
•	Private label and branded round can salt: 26-ounce canisters marketed under customer (private label) and US Salt-owned brands, sold through wholesale and retail channels.
•	Pharmaceutical salt: High-purity, USP-compliant salt used to manufacture medical saline and dialysis solutions, sold through wholesale and commercial channels.
•	Food-grade salt: Bagged and bulk salt used as an ingredient by food manufacturers, sold through wholesale and commercial channels.
•	Pool salt: Bagged salt used to generate chlorine in saltwater swimming pools, sold through wholesale, commercial, and retail channels.
•	Water softening salt: Bagged salt pellets used in residential water treatment systems, sold through wholesale, commercial, and retail channels.
•
Kosher / sea salt / other specialty: Specialty salts, including kosher, sea, and pink varieties, sold through wholesale and retail channels. US Salt supplies its products according to customer specifications and regulatory requirements, and it supplements in-house production with limited third-party sourcing to broaden assortment where appropriate.

US Salt fulfills orders from its plant and a network of third-party warehouses positioned near demand centers via a mix of customer pickup and delivered shipments. US Salt maintains quality-management systems suitable for food and pharmaceutical supply chains, including batch traceability and supporting documentation, and it supports customer-branded programs when requested.
Competition
Competition in the salt industry is based on a variety of factors, including quality, service and delivery capabilities, packaging support for customer programs, and total landed cost. US Salt competes against a small number of international, national and regional evaporated salt producers, as well as many regional specialty salt importers, packagers, and distributors.
The continued strength of US Salt’s brand and products is based on its ability to compete with other companies in its industry. US Salt competes primarily by:
•	Leveraging its vertically integrated facility to control product quality, drive efficiency, ensure supply chain reliability, and minimize costs;
•	Employing direct sales coverage, maintaining regional safety stock, and offering flexible shipping options to provide high-touch customer service, shorten lead times, and support reliable fulfillment;
•
Maintaining quality controls and documentation (e.g., lot traceability, certificates of analysis) to deliver consistent, verifiable quality and meet all regulatory requirements and customer specifications;

•	Utilizing on-site, off-grid power generation (including black-start backup capability) and redundant process controls to support operational continuity and enhance customer trust;
•	Capitalizing on proximity to demand corridors in the Northeastern region of the United States and operational efficiency to minimize total landed cost; and
•
Offering comprehensive category (e.g., food, pharmaceutical, water treatment, and sea salt / kosher) and format (e.g., round can, shaker, bag, bulk) breadth to pursue new business opportunities and streamline sourcing for its partners.

US Salt believes it has a well-recognized and strong reputation in its core markets and that its operational advantages, high-touch customer service, and the quality of its products position US Salt to compete effectively.

Mining Operations
To determine material mining operations in accordance with subpart 1300 of SEC Regulation S-K, management considered both quantitative and qualitative factors, assessed in the context of US Salt’s overall business and financial condition. US Salt concluded that, as of the date of the filing of this prospectus, its sole material mining operation was at its Watkins Glen site.
The information relating to the sole material mining operation is contained in the Technical Report Summary: Salt Mineral Reserves Statement for Watkins Glen US Salt Facility (“TRS”) prepared in compliance with the Item 601(b)(96) and subpart 1300 of Regulation S-K. Reference should be made to the full text of the TRS, a copy of which is filed as Exhibit 96.1 to this prospectus and is incorporated herein by reference. A glossary of terms used herein can be found in the TRS.
The TRS presents US Salt’s initial Mineral Resource and Mineral Reserve estimates prepared in accordance with subpart 1300 of SEC Regulation S-K. Accordingly, there are no available comparisons to the preceding fiscal year.
Pursuant to Item 1302(b)(5) of Regulation S-K (17 C.F.R. §229.1302(b)(5)), the TRS was prepared by Eric Hemstad of RESPEC Company, LLC. Mr. Hemstad meets the qualifications specified under the definition of “Qualified Person” under Item 1300 of Regulation S-K.
The Watkins Glen site is located on the western shore of Seneca Lake in Watkins Glen, Schuyler County, New York (42“24’22.66” N, 76“53’14.00” W), consists of 590.27 acres of surface and mineral acres and 39.33 acres of mineral rights, all owned by the Company, for a total mineral right of 629.6 acres. Ithaca, New York, is the nearest major city, located 28 miles from the Watkins Glen site. Solution mining at the US Salt facility has occurred continuously since the late 1800s and resulted in drilling 71 wells to date and developing dozens of galleries. Approximately 420,000 tons of salt has been produced per year in recent years, which is packaged into a variety of products on site and transported by truck and rail to the customer.
The Watkins Glen site is accessible by regional highways and the Finger Lakes Railway. The closest major airport is Ithaca, New York, located 30 miles east of the US Salt, LLC facility (the “Property”). Site access is via County Road 30 (Salt Point Road) from NY 14 paralleling Seneca Lake. Rail access runs concurrent with County Road 30 from Ithaca, New York, north to Himrod, New York, where an interchange is present.
Electrical power is sourced from on-site generation with multiple natural gas-fired generators, amounting to 3,875 kilowatts (kW) per day. The site is self-sufficient and does not rely on the surrounding electrical grid for operations. Water is sourced from Seneca Lake under a NYSDEC permit.
At the time the TRS was prepared, US Salt employed approximately 206 personnel, including 144 union hourly employees and 62 nonunion employees. The union workers are represented by the United Steelworkers.
Drilling at the Watkins Glen site has been ongoing since the early 1900s with many wells drilled as early as the 1970s still in current operation. While the status of these wells varies as to whether or not they are active, recovery only, or in observation, the site is still being developed. Recent drilling activities have included the drilling and completion of Wells 69 and 70 in 2023 as well as Well 71, which was drilled and completed in late 2024.
The process of underground solution mining and recovery of the NaCl contained in the salt is achieved through the injection and extraction fluids that are continuously moving through the system. The brinefield is separated into two individual pipeline circuits that are referred to as the North and South Brine Fields. Each field is used for a different salt-production purpose. The separation of the north and south field is a logistical arrangement and not driven by salt-deposit quality. The following describes the overall solution-mining process for the Property:
Fresh water is extracted from Seneca Lake and injected into the North Brine Field galleries. The fresh water dissolves salt and produces a high-quality NaCl brine that is referred to as purity brine. The purity brine is then pumped to the evaporation plant where the brine is chemically treated with soda ash and caustic soda to remove insoluble materials and contaminants. The treated purity brine is then pumped to the evaporators. After evaporation, the concentrated salt slurry is centrifuged, dried, and packaged for the end user.
After evaporation, some brine remains with low levels of contaminants (e.g., calcium and bromide). This brine is referred to as weak brine. The weak brine is then mixed with makeup fresh water from Seneca Lake and pumped to the South Brine Field galleries. After the weak brine is injected into the South Brine Field galleries, the contaminants are diluted, and any insoluble materials drop out in the caverns. The brine becomes saturated with NaCl again. The brine is then pumped to a brine pond that serves as a temporary holding tank before being pumped back to the evaporation plant, where the brine is evaporated in separate evaporation trains to produce food-grade salt. The leftover weak brine from the food-grade salt evaporation is combined with the weak brine from the purity-grade evaporation before reentering the South Brine Field circuit, which continues the cycle.
The site has been used for salt production since 1893 and under the control of US Salt since 1997. Previous owners include the Glen Salt Company, National Salt, International Salt Company, Akzo Salt, Inc and Akzo Nobel Salt.
A bond is in place for the Watkins Glen site for the Underground Injection Control (UIC) well capping liability for plugging and abandoning solution wells. The current well closure bond is $1,059,068. This bond does not present a risk for performing work on the Property but rather allows the work to be performed as part of maintaining permit compliance. Operations for the Property are fully permitted and maintained with the required inspections, monitoring, and reporting for operating the facility and its brinefields.
Table 1. Summary of US Salt Mineral Resources, Exclusive of Mineral Reserves, Effective June 1, 2025, Based on a Blended Product Sale Price of 304 $/Ton Free-on-Board Plant

Resource Classification(a)	Area (ft2)	Average Total Unit Thickness (ft)	Average Total Salt Thickness (ft)	Average Total Nonsalt Interbed Thickness (ft)	Halite Grade of Unit (%)	Halite(b)(c)(d)(e)(f) (Mt)
Measured Resources
F Salt	4,100,000	456	342	114	75	95.1
D Salt	4,100,000	286	149	138	52	41.3
Indicated Resources
F Salt	910,000	457	347	110	76	21.4
D Salt	910,000	274	143	132	52	8.8
Measured + Indicated Resources
F Salt	5,010,000	456	343	113	75	116.4
D Salt	5,010,000	284	148	137	52	50.1

ft2 = square feet
Mt = million tons
(a)
Measured resources are within 3,280 ft of a drillhole, Indicated Resources are further than 3,280 ft but within 8,200 ft of a drillhole. Resources farther than 8,200 ft from a drillhole or active mine face are considered Inferred Resources.

(b)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(c)	Estimates have been rounded to reflect the relative accuracy of the estimates.
(d)	Halite density of 0.06775 tons per cubic foot (t/ft3).
(e)	No factor was applied for the 97 percent process recovery.
(f)	Mineral Resources are reported exclusive of Mineral Reserves on a 100 percent basis.
Table 1.Summary of US Salt Mineral Reserves, Effective June 1, 2025, Based on a Sale Price of 304 $/Ton Free-on-Board Plant

Reserve Classification(a)	Area (ft2)	Average Total Unit Thickness (ft)	Average Total Salt Thickness (ft)	Average Total Nonsalt Interbed Thickness (ft)	Salt Grade of Unit (%)	Insolubles Factor (%)	Cavern Geometry Factor (%)	Extracted Salt(b)(c)(d) (Mt)
Proven Reserves
F Salt	2,620,000	451	302	149	67	15	25	17.0
D Salt	2,620,000	289	149	140	52	15	25	9.4
Probable Reserves
F Salt	—	—	—	—	—	—	—	—
D Salt	—	—	—	—	—	—	—	—
Proven + Probable Reserves
F Salt	2,620,000	451	302	149	67	15	25	17.0
D Salt	2,620,000	289	149	140	52	15	25	9.4

(a)	Proven Reserves are within 3,280 ft of a drillhole or active mine face and Probable Reserves are farther than 3,280 ft but within 8,200 ft of a drillhole or well.

(b)	Reserves are reported as extracted halite from the deposit. No processing factors were applied.
(c)	Estimates have been rounded to reflect the relative accuracy of the estimates.
(d)	Extracted halite density was estimated at 0.05791 tons/ft3.
Key assumptions and parameters applied to estimate Mineral Resources as modifying factors are included in Table 3.
Table 2. Parameter Assumptions

Modifying Factor	Parameter
Proximity to Sample Point or Radius of Influence – Inferred	>8,000 ft
Proximity to Sample Point or Radius of Influence – Indicated	3,280–8,000 ft
Proximity to Sample Point or Radius of Influence – Measured	<3,280 ft
Cut-Off Grade	Not applicable for solution mining
Top-of-Salt Cutoff	40 ft
Deleterious Mineral Content
Property Offset (include slopes if applicable)	50 ft
Mineability	Reasonably expected to be feasible to mine

Intellectual Property
US Salt protects its intellectual property through various methods, including trademark registrations, confidential information controls, non-disclosure agreements with employees and business partners, and other contractual protections.
US Salt owns and manages a portfolio of U.S. trademarks used in connection with its branded salt products and related packaging. US Salt’s registered and pending marks include, among others, SUPERIOR CRYSTAL, RED CROSS, TNA-5, and TX-10, with additional active registrations and applications covering related word marks and designs. US Salt also maintains the following registered trademarks in Canada: RESINGARD and SALT SENSE. From time to time, US Salt retires, replaces, or consolidates legacy marks as part of portfolio housekeeping.
While these safeguards are valuable to US Salt’s operations, its competitive position depends principally on its manufacturing expertise, operational efficiency, customer relationships, and the technical knowledge and capabilities of its workforce.
Human Capital
As of September 30, 2025, US Salt employed 210 people, all of whom are based in the United States. Approximately 70% of US Salt’s workforce is represented by a CBA, which contains terms that it believes are typical in its industry. Although US Salt has not experienced any material labor-related work stoppages, strikes or other forms of labor unrest in connection with such personnel and it generally considers the relations with its employees and union representatives to be positive, there can be no assurance that labor disruptions by such employees will not occur in the future. The current CBA is scheduled to expire in November 2026 and, as a result, US Salt expects to negotiate a new CBA in 2026.
US Salt maintains workplace policies and procedures and invests in ongoing training programs related to plant operations, safety protocols, and regulatory compliance. US Salt also engages Gallup to conduct an annual employee engagement survey and design department- and seniority-specific trainings to tailored to address the highest-impact insights from each survey.
Seasonality
The markets US Salt serves are generally characterized by stable, predictable, year-round consumption that is insulated from material seasonality or weather cyclicality. Pool salt and ice melt are the only products that exhibit consistent seasonal demand patterns—pool salt shipments typically increase in late spring and summer, while ice melt demand occurs in winter months. These products represent a limited portion of US Salt’s overall sales, and seasonality has not had a material impact on US Salt’s consolidated results.

Environmental, Health and Safety and Product Quality
US Salt’s operations are subject to extensive federal, state, and local requirements covering environmental protection, occupational health and safety, product quality and labeling, and trade and transportation. US Salt maintains policies, training and internal controls intended to comply with these requirements and to operate its facility safely and responsibly. Future legislative or regulatory changes related to climate, air, water or other environmental protection programs could increase costs or require capital projects.
Water, Wastewater, and Stormwater:
US Salt’s New York State Pollutant Discharge Elimination System (“SPDES”) permit regulates process water, cooling water, and stormwater discharges to Seneca Lake, covering multiple outfalls and including effluent limits, monitoring and reporting, biological monitoring, best management practices and reporting. Recent NYSDEC inspections found the facility in satisfactory status with follow-ups limited to administrative items. NYSDEC currently is processing US Salt’s application to renew the SPDES permit, which expired in 2019. Because US Salt’s renewal application was filed timely, the permit remains in effect until NYSDEC issues its decision on the application.
Water Withdrawal:
US Salt’s NYSDEC Water Withdrawal (Non-Public) permit authorizes withdrawals for cooling, solution mining and refining and requires metering, audits, leak-detection/repair, and annual reporting. US Salt filed its 2024 Water Withdrawal Report with required monthly withdrawal/return data and program attestations. This permit requires timely renewal in the ordinary course.
Solution-Mining Wells:
US Salt’s solution-mining wells operate under state approvals, and a federal Class III underground injection control (UIC) permit that requires construction standards, periodic mechanical-integrity testing, monitoring, and reporting, and plugging/abandonment at end of life, including associated financial assurance (for which it maintains required surety bonds). US Salt conducts Mechanical Integrity Tests and maintains records of results; recent tests met the permit’s acceptance criteria. The UIC permit expires in 2030 and requires reapplication 270 days prior to expiration. US Salt maintains financial assurance for the plugging and abandonment of wells at the end of their useful lives consistent with permit requirements.
Air Emissions Permitting And Contingency Chemical Storage Planning:
US Salt’s site operates under a New York State Title V air permit covering its boilers, generators, and air pollution control equipment, which requires monitoring of emissions and periodic reporting. US Salt plans to renew its Title V air permit prior to its expiration date of June 30, 2026. US Salt also maintains an Integrated Environmental Contingency Plan (IECP) that consolidates SPCC (oil), Chemical Bulk Storage spill prevention, and state pollutant discharge elimination system best management practices requirements. The IECP is PE-certified and includes inspection, training, and emergency-response procedures. US Salt maintains petroleum bulk storage and chemical bulk storage permits for on-site storage tanks, which require periodic inspections.
Occupational Health and Safety
US Salt’s operations are subject to the Occupational Safety and Health Act and related state occupational safety and health requirements. It maintains comprehensive safety programs that include regular training, workplace inspections, hazard identification and mitigation, personal protective equipment requirements, and incident investigation and prevention.
US Salt tracks safety metrics including recordable incident rates and lost time incident rates, and its recent performance has been stable and compares favorably to industry benchmarks.
Independent Reviews and Legacy Conditions
In 2021, an independent environmental, food-safety and product-compliance review identified no significant product-compliance red flags but noted legacy chloride impacts in shallow groundwater were identified several decades ago and reported to NYSDEC, which have not required remediation. US Salt continues to monitor the legacy chloride levels and considers the likelihood of required remediation to be low based on available data and regulatory history.

Future Compliance Requirements
US Salt monitors compliance and updates permits and programs as required; however, environmental and safety requirements evolve and enforcement priorities can change. Future rulemaking, permit modifications, inspections or operational upsets could require additional expenditures, changes to operations or result in penalties or other obligations.
Other Regulatory Matters
As a company operating in the United States, US Salt is subject to various other federal, state, and local laws and regulations beyond environmental, health and safety requirements. Changes in any of these regulatory requirements, or the interpretation and enforcement of existing requirements, could increase US Salt’s compliance costs or require operational modifications.
Product Quality and Food and Drug Administration Regulatory
US Salt is subject to regulation by the FDA, which has oversight over US Salt’s food-grade salt products and pharmaceutical-grade salt products.
US Salt’s manufacturing of its food-grade salt products must comply with FDA’s Current Good Manufacturing Practice (“CGMPs”) regulations for food. US Salt maintains a quality-management system with third-party food-safety certification, Hazard Analysis Critical Control Point, batch traceability, testing to applicable specifications, and documentation suitable for customer audits. US Salt’s manufacturing of pharmaceutical-grade salt products must comply with FDA’s CGMPs for pharmaceuticals. Additionally, US Salt must manufacture pharmaceutical-grade salt products in compliance with United States Pharmacopeia specifications and customer requirements and are subject to stringent quality controls. Failure to maintain compliance with safety and quality regulations and standards for food and pharmaceutical products could result in product recalls, customer rejection of products, regulatory enforcement actions, or loss of certifications.
US Salt produces and markets certain limited imported specialty salts. Food manufacturers outside of the United States must ensure compliance with FDA’s food safety and quality regulations through FDA’s Foreign Supplier Verification Program. US Salt work with our foreign suppliers to ensure compliance with FDA and other trade requirements for importing and selling salt products in the United States.
US Salt exports some of our salt products to jurisdictions outside of the United States, and those jurisdictions may require compliance with certain export requirements and other requirements governing the quality and safety of food and pharmaceutical products. US Salt must also comply with FDA’s requirements for exporting food and pharmaceutical products.
Employment And Labor Relations
US Salt is subject to numerous federal, state, and local laws and regulations governing its relationships with its employees, including those relating to wages, overtime, labor matters, working conditions, hiring, firing, non-discrimination, immigration, work permits and employee benefits.
Taxes And Tariffs
US Salt is subject to federal, state, and local laws and regulations related to income taxation, property taxation, sales and use taxes, and other tax matters. US Salt imports limited quantities of specialty salt products and is subject to applicable customs duties and import requirements.
Trade Compliance
For US Salt’s imported specialty salt products, US Salt comply with applicable U.S. Customs and Border Protection requirements, food and pharmaceutical import regulations, and country-of-origin labeling requirements. US Salt also must comply with United States export laws and regulations.
Transportation Regulations
US Salt ships products via truck, rail and other means of transportation and is subject to regulations governing the transportation of materials, including Department of Transportation requirements and related state and local transportation regulations.

General Business Regulations
US Salt’s operations are subject to various other requirements including building codes, fire safety codes, zoning and land use regulations, and other general business licensing and operational requirements imposed by state and local jurisdictions.
Description of Properties
Individual Property Disclosure – Watkins Glen
US Salt operates a single, integrated evaporated salt facility in Watkins Glen, New York. US Salt owns approximately 629 total mineral rights acres, comprised of 590 land-plus-mineral acres and 39 mineral-only acres. The mineral rights are owned by US Salt and no royalties or expiration dates are associated with the mineral holdings.
US Salt’s extraction and production operation is conducted entirely in the continental United States in Watkins Glen, New York on the southwest shore of Seneca Lake. US Salt produces salt by solution mining, on properties that it owns all mineral rights for. Solution mining commenced in the late 1800’s, by injection of fresh water sourced from Seneca Lake into the underground rock-salt beds and extraction of NaCl saturated brine which is pumped back to the multi-effect evaporation plant for processing. The NaCl-saturated brine is evaporated by boiling using steam in two 4 MEE systems. The boiling causes the water to evaporate and salt crystals to form. After crystallization, the salt is centrifuged to remove excess water, and then it is dried, cooled, screened, and packaged for distribution. Evaporated NaCl has a high purity level, ranging between 99.6 percent and 99.9 percent, which makes it ideal for food- and medical-grade applications.
US Salt’s facilities, used for office space, manufacturing, and warehousing, were constructed over multiple eras dating to the original plant construction in the 1890’s. The facility is located off Highway 30 (Salt Point Road) with one major entrance and is a short drive to Interstate 14. The plant site and primary access routes are paved with asphalt, and access routes throughout the brinefield are capped with crushed stone. The Watkins Glen Industrial Track (Fingers Lake Railway) traverses US Salt’s facility with a spur line that enters the plant area and is for bulk material loadout.

730000
732000
734000
736000
882000
880000
878000
876000
874000
ON
QC
VT
NH
Buffalo
Syracuse
Albany
New York
MA
CT
PA
New York
Seneca Lake
SCHUYLER COUNTY
14
US Salt Property
Mineral Rights Only
US Highway
Local Road
Esri; TomTom North America, Inc., Sources: Esri; U.S. Department of Commerce, Census Bureau; U.S. Department of Commerce (DOC), National Oceanic and Atmospheric Administration (NOAA), National Ocean Service (NOS), National Geodetic Survey (NGS), New York State, Vantor
NAD 1983 StatePlane New York Central FIPS 3102 Feet
USSA25001 10/31/2025
0
1,500
Feet
Meters
0
500

Electrical power is sourced from on-site generation with multiple natural gas-fired generators, amounting to 3,875 kilowatts (kW) per day. The facility is self-sufficient and does not rely on the surrounding electrical grid for operations. Current nameplate capacity is 70 short tons per hour (stph) with engineering studies completed for expansion to 75.7 stph within the existing footprint.
The equipment used in US Salt’s mining operations has useful lives ranging from six to 100 years with current ages ranging from 0 to 64 years. As of September 30, 2025, all of such mining equipment had remaining useful lives of at least one year. The facility has had several repair and renovation projects over the years and maintains scheduled preventative maintenance and scheduled non-recurring maintenance-of-business projects to manage the deterioration rate experienced in the highly corrosive environment. Most recent major renovations and upgrades include a permanent gas-fired backup generator to provide redundancy on electric supply, major generator overhauls, tank replacements, network upgrades, beams and structural steel replacements, and brine field monitoring. Maintaining the solution mining production requires ongoing development in the brinefield which is accomplished by drilling wells, installing pipe networks, and establishing electricity on a schedule of approximately one new well per year.
US Salt’s plant is located in a low- to moderate-risk location for extreme weather and seismic events, which limits the risk of catastrophic losses from natural disasters.
The total book value of the property and its associated plant and equipment is $322,828,078.
A bond is in place for the for the well capping liability for plugging and abandoning solution wells. The current well closure bond is $1,059,068. This bond does not present a risk for performing work on the Property but rather allows the work to be performed as part of maintaining permit compliance.
US Salt believes that US Salt’s present facilities are adequate for US Salt’s current needs.
Additional information regarding geology, mining method, brinefield development, and resources/reserves is provided in the TRS that is filed as Exhibit 96.1 and incorporated by reference in this filing.
Overland Park, Kansas Office
US Salt also leases an office in Overland Park, Kansas for sales support and finance team. The current lease expires November 30, 2026. US Salt plans to renew the lease and does not foresee any issues in doing so.
Description of Legal Proceedings
US Salt is subject to litigation and other claims in the ordinary course of business, some of which could be material. Accruals have been recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be determined, US Salt expects that the ultimate disposition of these matters will not have a material adverse effect on its operations or financial condition. However, depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect US Salt’s results of operations or cash flows in a particular period.

MANAGEMENT
ContextLogic Holdings Inc.
For a discussion of ContextLogic’s management, please refer to the “Directors, Executive Officers and Corporate Governance” section of our Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 17, 2025, our Current Reports on Form 8-K filed with the SEC on June 25, 2025, August 7, 2025 and December 10, 2025, each of which are incorporated by reference. See “Where You Can Find More Information” and “Information Incorporated By Reference.”
Conflicts of Interest
Certain of our officers and directors have fiduciary and contractual duties to BC Partners and Abrams Capital and their affiliates. As a result, certain of our officers and directors will have a duty to communicate or offer business, strategic or investment opportunities to certain BC Partners or Abrams Capital funds and other entities and will have no duty to offer such opportunities to ContextLogic, unless such officers and directors were offered such opportunities in their capacity as officers and/or directors of ContextLogic. As a result, BC Partners and Abrams Capital or any of their affiliates may compete with us for opportunities in the same industries and sectors in which we may operate or pursue strategic initiatives. If any of them decide to pursue any such opportunity, we may be precluded from procuring such opportunities.
In addition, investment ideas and opportunities generated within BC Partners or Abrams Capital or any of their affiliates, including by Mark Ward, who is our President and also an employee of BC Partners, may be suitable for both us and for BC Partners or Abrams Capital any of their affiliates, and may be directed initially to BC Partners or Abrams Capital rather than to us. None of our officers and directors, BC Partners or Abrams Capital or any of their affiliates, or members of our management team who are also employed by BC Partners or Abrams Capital or any of their affiliates, have any obligation to present us with any opportunity of which they become aware unless it is offered to them solely in their capacity as our director or officer and after they have satisfied their contractual and fiduciary obligations to other parties, including BC Partners and Abrams Capital. BC Partners or Abrams Capital may offer investment opportunities that fit within the investment program of a BC Partners or Abrams Capital fund to such fund before offering it to us, and may choose to allocate all or part of any such opportunity to any BC Partners or Abrams Capital affiliate or any business in which a BC Partners or Abrams Capital affiliate has invested instead of offering such opportunity to us.
The potential conflicts described above may limit our ability to enter into a business combination or other transactions or pursue strategic initiatives. BC Partners, Abrams Capital and their affiliates engage, and in the future will engage, in a broad spectrum of activities, including direct investment activities and investment advisory activities, and have extensive investment activities (including principal investments by BC Partners or Abrams Capital affiliates), on behalf of both persons or entities to which they provide investment advice and on a principal basis, that are independent from, and may from time to time conflict or compete with, our activities. These circumstances could give rise to numerous situations where interests may conflict. There can be no assurance that these or other conflicts of interest with the potential for adverse effects on us and our investors will not arise.
In particular, Mr. Ward, our President, continues to be employed by BC Partners, and therefore owes contractual and fiduciary duties to BC Partners. We anticipate that opportunities or matters that arise within BC Partners or are presented to Mr. Ward in his capacity as an employee of BC Partners, and that fall within BC Partners’ investment strategy, will be directed to BC Partners and not to us. If BC Partners or any of its affiliates decides to pursue any such opportunity, including opportunities that the company might otherwise have had the ability or desire to pursue, it is acknowledged that the company may be precluded from pursuing the same. The company renounces any interest or expectancy in, or in being offered an opportunity to participate in, any such opportunity. The Board approved a renunciation of corporate opportunities for the benefit of the directors and officers affiliated with BC Partners and Abrams Capital, to the fullest extent permitted pursuant to Delaware General Corporation Law Section 122(17).
While we and any other companies or investment vehicles that BC Partners or Abrams Capital may sponsor may share certain information or administrative functions provided by BC Partners or Abrams Capital, our management team that will be involved in sourcing and evaluating potential strategic opportunities for us may differ from the individuals who participate in such activities for BC Partners or Abrams Capital or any of their affiliates. We anticipate that any potential opportunities that are sourced by our management team solely in their capacity as officers or directors of the company will be first offered to the company before being offered to BC Partners or Abrams Capital or their affiliates, and that any opportunities sourced within BC Partners or Abrams Capital will be first offered to BC Partners or Abrams Capital or their affiliates before being offered to us; however, our officers and directors do not have such obligation to offer any opportunities first to the company.
We do not believe that any potential conflicts with BC Partners or Abrams Capital or their affiliates would materially affect our ability to pursue and complete our business strategy. While we expect that BC Partners and Abrams Capital will have priority over us with respect to opportunities that fall within their investment strategies, BC Partners, Abrams Capital and our management team have significant experience in identifying and executing multiple investment opportunities simultaneously, and we are not limited by industry or geography with respect to the investment opportunities we can pursue. It is also possible that we will enter into exclusivity with respect to a transaction that is not ultimately consummated, and that during the applicable exclusivity period attractive opportunities will be offered to and accepted by BC Partners or Abrams Capital or their affiliates.
US Salt
The following represent the present positions of each of the following management team members of US Salt. We envision that following our consummation of the US Salt Acquisition, each of the following US Salt management team members will continue to serve US Salt in the same positions.
David Sugarman, Chief Executive Officer, joined US Salt as Chief Executive Officer (CEO) in June 2023. Mr. Sugarman has more than 25 years of experience creating value for shareholders in the consumer-packaged goods sector. Prior to joining US Salt, Mr. Sugarman served as President of Quten Research Institute, a nutritional supplement company, from 2021 to 2022. Previously, Mr. Sugarman served as Chief Executive Officer of Olde Thompson from 2020 to 2021 and as Chief Executive Officer of Gel Spice from 2019 to 2020. During his tenure at Olde Thompson, he led the company through its sale to Olam International Earlier in his career, Mr. Sugarman served as Chief Executive Officer of the Manischewitz Company, Allan Candy and Billy Bee Honey Products Limited, where he led each company through a successful sale to a strategic acquirer, and he previously led the Canadian operations of Sabra Hummus and co-founded Succession Capital Corporation, a private equity firm. Mr. Sugarman holds a Master of Business Administration from the Schulich School of Business and a Bachelor of Science from the University of Toronto and is a Chartered Financial Analyst charterholder. He has been recognized as one of Canada’s Top 40 Under 40 and is an active member of the Young Presidents’ Organization.
Jason Blaseg, Chief Financial Officer, joined US Salt as Chief Financial Officer (CFO) in October 2022. Mr. Blaseg has more than 20 years of financial leadership experience in private-equity-backed and industrial manufacturing companies. Mr. Blaseg is responsible for all aspects of the Company’s financial management, including accounting, reporting, tax, treasury, internal controls, financial planning and analysis, and risk management. Prior to joining US Salt, Mr. Blaseg spent nearly a decade at Novolex, serving in roles of increasing responsibility, most recently as Vice President of Finance from 2021 to 2022 and as Director of Finance from 2018 to 2021. Mr. Blaseg holds a Bachelor of Science in Accounting from Bowling Green State University.
Travis McNamara, Vice President of Strategy, joined US Salt as Chief of Staff in June 2022 and assumed his current position in January 2024. Mr. McNamara has more than 10 years of experience directing corporate strategy and driving operational improvements across industrial and consumer businesses. Mr. McNamara is responsible for developing US Salt’s long-term growth strategy and leading cross-functional value creation initiatives. Prior to joining US Salt, Mr. McNamara was a management consultant at L.E.K. Consulting LLC from 2019 to 2022, where he served as an Engagement Manager from 2021 to 2022, a Senior Consultant from 2020 to 2021, and a Consultant from 2019 to 2020. Earlier in his career, Mr. McNamara served as an Associate at Morgan Stanley & Co. LLC. Mr. McNamara holds a Master of Business Administration from Duke University’s Fuqua School of Business, where he was recognized as a Fuqua Scholar, and a Bachelor of Arts in History from Princeton University.
Bob Jordan, Vice President of Sales, joined US Salt as Vice President of Sales in August 2021. Mr. Jordan has more than 20 years of experience in retail and commercial sales, with a focus on customer growth and new item development. In his current role, he is responsible for managing US Salt’s sales organization and customer relationships across key channels. Prior to joining US Salt, Mr. Jordan served as a National Account Manager at Cargill, Inc. from 2008 to 2021. Mr. Jordan holds a Bachelor of Science degree from SUNY Farmingdale.
Drew Farren, Vice President of Human Resources, joined US Salt as Vice President of Human Resources in November 2021. Mr. Farren has more than 20 years of human resources leadership experience in corporate and manufacturing settings. Prior to joining US Salt, Mr. Farren served as Senior HR Business Partner at Siemens Energy from 2016 to 2021 and Head of Human Resources for North America at CAF USA from 2011 to 2016. Mr. Farren holds a Bachelor of Science from Regents College and a Master of Business Administration in Global Business Management from the University of Phoenix.

EXECUTIVE COMPENSATION
Our “named executive officers” for 2025 were:
•	Mark Ward, our President(1);
•	Rishi Bajaj, our former Chief Executive Officer(2);
•	Michael Scarola, our former Chief Financial Officer(3); and
•	Brett Just, our former Chief Financial Officer(4).
(1)	Mr. Ward was appointed as our President effective December 7, 2025.
(2)	Mr. Bajaj was appointed as our Chief Executive Officer effective April 19, 2024, and terminated his employment on December 7, 2025.
(3)	Mr. Scarola was appointed as our Chief Financial Officer effective June 30, 2025, and terminated his employment on December 7, 2025.
(4)	Mr. Just was appointed as our Chief Financial Officer effective April 19, 2024 and terminated his employment on June 30, 2025.
Summary Compensation Table For 2025
The following table sets forth information concerning the total compensation awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(6)	Option Awards ($)	All Other Compensation ($)	Total ($)
Mark Ward(2) President	2025	—	—	—	—	—	—
Rishi Bajaj(3) Former Chief Executive Officer	2025	516,667	825,000	6,055,269	—	15,248	7,412,183
Michael Scarola(4) Former Chief Financial Officer	2025	237,727	—	161,669	—	108	399,505
Brett Just(5) Former Chief Financial Officer	2025	275,000	112,500	—	—	296,760	684,260

(1)
The amounts reported in this column reflect the grant date accounting value for these equity awards and may not correspond to the actual economic value that may be received by our named executive officers from the equity awards. In accordance with SEC rules, this column reflects the grant date fair value of and restricted stock units (“RSUs”) granted to Mr. Scarola calculated in accordance with Accounting Standards Codification (“ASC”) Topic 718 for stock-based compensation transactions. See Note 9 to our consolidated financial statements within Item 8, “Financial Statements and Supplementary Data” in our Annual Report on Form 10-K filed on March 12, 2025, for a discussion of all assumptions made by us in determining the grant date fair value of such awards.

(2)	Mr. Ward was appointed President on December 7, 2025.
(3)	Mr. Bajaj is no longer serving as our Chief Executive Officer, effective as of December 7, 2025.
(4)	Mr. Scarola is no longer serving as our Chief Financial Officer, effective as of December 7, 2025.
(5)	Ms. Just is no longer serving as our Chief Financial Officer, effective as of June 30, 2025.
(6)
Amount reflects the aggregate grant date fair value of P-Units granted to Mr. Bajaj on March 6, 2025, computed in accordance with ASC 718. The P-Units consist of two tranches: (i) time-based vesting units with a grant date fair value of $1,521,984, and (ii) performance-based vesting units with a grant date fair value of $4,533,285, based on the probable outcome of the performance conditions The grant date fair value, assuming all performance conditions are satisfied, is $6,055,269.The P-Units are structured as profits interests in ContextLogic Holdings, LLC, a subsidiary of ContextLogic Holdings, Inc. Mr. Bajaj filed a Section 83(b) election reporting $0 of taxable income at grant due to the lack of liquidation value at that time. The ASC 718 fair value reflects the expected economic benefit based on probability-weighted future liquidity scenarios.

Upon Mr. Bajaj’s termination of employment on December 7, 2025, the time-based vesting units accelerated in accordance with the original grant terms. Following his resignation, Mr. Bajaj transferred all P-Units (both vested time-based and unvested performance-based) to RB Aggregator, an entity established and controlled by Mr. Bajaj. The performance-based units remain subject to the original performance vesting conditions. In connection with Mr. Bajaj’s separation from the Company, RB Aggregator was granted an additional 600,000 P-Units in ContextLogic Holdings, LLC on December 7, 2025. The grant date fair value of these P-Units is currently being determined in accordance with ASC 718. The Company intends to report the grant date fair value of these P-Units in the fiscal 2025 Summary Compensation Table to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

Narrative Disclosure to Summary Compensation Table
Base Salaries and Annual Incentive Opportunities
To maintain a competitive executive compensation program, we offer cash compensation in the form of annual base salaries to reward individual contributions and to compensate our executives for their day-to-day responsibilities. Our executive officers may also earn a cash bonus during the annual performance review cycle or at an earlier date in an amount determined solely by the Compensation Committee in its discretion.
Our Compensation Committee reviews the base salaries of our executive officers in connection with our annual performance review cycle. The base salaries of Messrs. Bajaj, Scarola, and Just were set by our Compensation Committee upon the appointment of each executive officer, taking into account previous experience, competitive market data and benchmarks, critically needed skills and expected future contributions, and which reflected their individual negotiation with us as part of their employment packages with us.
Our named executive officers’ 2025 base salaries were as follows: $550,000 for Mr. Bajaj; $450,000 for Mr. Scarola; and $550,000 for Mr. Just. Pursuant to Mr. Ward’s appointment letter, his role as President is in addition to his current duties as a member of the Board, and Mr. Ward has agreed not to receive any additional compensation or benefits of any kind.
In connection with his separation agreement, Mr. Bajaj also received an incentive bonus of $825,000, equal to 150% of Mr. Bajaj’s annualized year-end base salary, payable no later than March 15, 2026.
Equity Compensation
To focus our named executive officers on the achievement of our business objectives, a majority of their compensation is equity-based. We emphasize the use of equity compensation in the form of RSU awards to motivate our named executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create sustainable long-term value for our stockholders. Our use of RSU awards is also consistent with broad competitive market practices at comparable technology companies. We believe that having a substantial portion of our named executive officers’ target total direct compensation tied to RSU awards aligns more closely with our business strategy to focus on long-term growth and innovation. We desire that our named executive officers share in the risk and rewards of our long-term performance, similar to our stockholders. For our executive officers, we may also grant discretionary performance-based RSU awards, which we believe provide greater incentive and retention objectives for them, as well as further aligning their interests with those of our stockholders.
In 2025, we used RSU awards as the long-term incentive compensation component of our executive compensation program. RSUs remain the primary type of equity award utilized for annual refresh and promotional awards to our executives.
Our RSU awards typically include a multi-year service-based vesting requirement, allowing them to serve as an effective retention tool while also motivating our named executive officers to work toward achieving our corporate objectives that we believe provide a meaningful return to our stockholders.
In granting equity awards, our Compensation Committee generally considers, among other things, the named executive officer’s cash compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, our total annual equity budget and any share pool funding constraints, an evaluation of the expected and actual performance of each named executive officer, their individual contributions and responsibilities, the retention hold of their existing outstanding and unvested equity awards and how that hold lapses over time as the awards vest, and the recommendations of our then-current Chief Executive Officer (except with respect to his own equity awards) which take into account an analysis of competitive market data prepared by our compensation consultant and internal pay parity considerations.
During 2025, we granted RSUs to Mr. Scarola under our 2020 Plan.
Mr. Scarola was granted an award of 23,740 RSUs on July 30, 2025, which vested fifty percent (50%) on November 15, 2025. The subsequent fifty percent (50%) of RSUs was accelerated upon Mr. Scarola’s termination on December 7, 2025.
Class P Units
On March 6, 2025 (the “Effective Award Date”), the Compensation Committee awarded Mr. Bajaj 2,372,216.60 Class P units (the “Class P Units”) in ContextLogic Holdings, LLC, consisting of (i) an award of 474,443.55 time-based Class P Units (the “Time Vesting Grant”) which would vest over time, in four (4) equal installments, subject to Mr. Bajaj’s continuous service, with 25% of the Time Vesting Grant vesting on the first anniversary of the Effective

Award Date and an additional 25% on each anniversary thereafter; and (ii) an award of performance-based Class P Units (the “Performance Vesting Grant”) which would be earned and would vest based on the achievement of specified performance criteria, with 1,423,329.50 performance-based Class P Units eligible to vest if target performance is met and 1,897,773.05 performance-based Class P Units eligible to vest if maximum performance is met, subject to Mr. Bajaj’s continuous service through the four (4) year anniversary of the Effective Award Date. The treatment of the Class P Units in connection with Mr. Bajaj’s separation from employment are addressed in the Separation Agreement.
Health and Welfare Benefits
Our named executive officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time, salaried U.S. employees. These benefits include medical, dental, and vision insurance, business travel insurance, an employee assistance program, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance, and wellness benefits.
We design our employee benefits programs to be competitive in relation to the market as well as compliant with applicable laws and best practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws, practices, and the competitive market.
Retirement Benefits
In 2025, we did not offer a 401(k) plan for our employees. We do not provide pension or other defined benefit plan arrangements for our named executive officers or other employees, nor do we provide any nonqualified defined contribution or other deferred compensation plans to any of our employees, except where required by local law.
Perquisites and Other Personal Benefits
Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our named executive officers except as generally made available to our employees or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make him or her more efficient and effective, and for recruitment and retention purposes. During 2025, none of our named executive officers, except Rishi Bajaj, received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual. During 2025, the Company reimbursed Mr. Bajaj for $15,000 in legal fees.
Outstanding Equity Awards at 2025 Fiscal Year-End Table
The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2025, including the number of shares subject to each award and, where applicable, the exercise price per share. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

		Option Awards				Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Mark Ward	—	—	—		—	—	—
Rishi Bajaj	11/29/2023	—	—	—	—	—	—
	5/6/2024	—	—	—	—	—	—
	3/6/2025(1)	—	—	—	—	1,897,773	4,533,285
	12/7/2025	—	—	—	—	600,000	—
Michael Scarola	6/30/2025(2)	—	—	—	—	—	—
Brett Just	3/15/2022	—	—	—	—	—	—
	5/10/2023	—	—	—	—	—	—
	5/6/2024	—	—	—	—	—	—

(1)
Amount reflects the performance-based Class P Units grant date fair value of Class P Units granted on March 6, 2025, computed in accordance with ASC 718. The P-Units consist of two tranches: (i) time-based Class P Units with a grant date fair value of $1,521,984, and

(ii) performance-based Class P Units with a grant date fair value of $4,533,285. The P-Units are structured as profits interests in ContextLogic Holdings, LLC, a subsidiary of ContextLogic Holdings, Inc. Mr. Bajaj filed a Section 83(b) election reporting $0 of taxable income at grant due to the lack of liquidation value at that time. The ASC 718 fair value reflects the expected economic benefit based on probability-weighted future liquidity scenarios. Upon Mr. Bajaj’s termination of employment on December 7, 2025, the time-based Class P Units accelerated in accordance with the original grant terms. Following his termination of employment, Mr. Bajaj transferred all P-Units (both vested time-based and unvested performance-based) to RB Strategic Holdings LP – Easter Series (the “RB Aggregator”), an entity established and controlled by Mr. Bajaj. The performance-based Class P Units remain subject to the original performance vesting conditions.
(2)
In connection with Mr. Bajaj’s separation from the Company, RB Aggregator was granted an additional 600,000 Class P Units in ContextLogic Holdings, LLC on December 7, 2025, all of which remain unvested. The grant date fair value of these Class P Units is currently being determined in accordance with ASC 718. The Company intends to report the grant date fair value of these Class P Units in the fiscal year 2025 Summary Compensation Table to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

Employment Arrangements with Named Executive Officers
We have entered into written employment offer letters with each of our named executive officers. We believe that these arrangements were necessary to secure the service of these individuals in a highly competitive job market. Each of these employment offer letters does not have a specific term, provides for “at will” employment (meaning that either we or the named executive officer may terminate the employment relationship at any time, with or without cause, and with or without notice) and generally sets forth the named executive officer’s initial base salary, eligibility to participate in our standard employee health and welfare benefit plans and programs, and includes a recommendation for an equity award to be approved by our Compensation Committee or our Board of Directors. In addition, each of these employment offer letters required the named executive officer to execute our standard Proprietary (Confidential) Information and Invention Assignment Agreement.
Severance Arrangements with Named Executive Officers
We entered into severance and change in control agreements with Mr. Just in connection with his appointment to Chief Financial Officer in April 2024 and with Mr. Scarola in connection with his appointment to Chief Financial Officer in June 2025.
The terms of the severance and change in control agreements are described below, as in effect prior to the named executive officer’s termination of employment, as applicable.
Termination Not in Connection with a Change in Control
If the employment of Messrs. Just and Scarola was terminated by the Company without cause or if such officer resigned for good reason, such officer was eligible to receive a lump sum cash payment equal to six months of their base salary, an additional lump sum cash payment equal to six months of their benefit premiums, and 12 months accelerated vesting of their time-based equity awards.
Termination in Connection with a Change in Control
If the employment of Messrs. Just and Scarola was terminated by the Company without cause or if such officer resigned for good reason, in either case within three months prior to or 12 months after a change in control, such officer would be eligible to receive a lump sum cash payment equal to 12 months of the officer’s base salary, an additional lump sum cash payment equal to 12 months of the officer’s benefit premiums, and full acceleration of the officer’s time-based equity awards.
For purposes of the severance and change in control agreements, the terms “cause,” “change in control,” and “good reason” have the following meanings:
“Cause” means an executive officer’s willful and intentional unauthorized use or disclosure of our confidential information or trade secrets which causes material harm, material breach of any agreement with us, material failure to comply with our written policies or rules, conviction of a felony, gross negligence or willful misconduct, continuing failure to perform assigned duties (other than as a result of a disability) or failure to cooperate in good faith with a governmental or internal investigation.
“Good Reason” means a material diminution in the nature or scope of the executive officer’s responsibilities, authority, powers, functions or duties, a material reduction in the executive officer’s base salary, or a requirement that the executive officer relocate more than 50 miles.
“Change in Control” means any person acquires ownership of more than 50% of our voting stock, a sale of all or substantially all of our assets, consummation of a merger of the Company with or into another entity if our capital stock represents less than 50% of the voting power of the surviving entity or its parent, or certain changes in the composition of our Board of Directors.

Employment Transitions in 2025
Effective June 30, 2025, Mr. Just no longer serves as an executive officer and received the severance payments and benefits set forth in his severance and change in control agreement for termination not in connection with a change in control, as described above.
Effective December 7, 2025, Messrs. Bajaj and Scarola no longer serve as our executive officers and received severance payments and benefits set forth in their respective separation agreements. Mr. Scarola did not receive the severance payments and benefits outlined in his original employment agreement and as provided above.
Mr. Bajaj received (i) his incentive bonus with respect to the Company’s 2025 fiscal year at an amount equal to $825,000, payable at the same time annual bonuses are paid to other senior executives of the Company, but in no event later than March 15, 2026; (ii) full vesting of a previously granted award of 474,443.55 time-based Class P Units in ContextLogic Holdings LLC; (iii) continued eligibility for vesting of a previously granted award of 1,897,773.05 performance-based Class P Units in ContextLogic Holdings LLC as if Mr. Bajaj had remained employed with the Company; and (iv) transfer by Mr. Bajaj of all of his Class P Units in ContextLogic Holdings LLC to RB Strategic Holdings LP – Easter Series (the “RB Aggregator”), an entity established and controlled by Mr. Bajaj, with immediate subsequent transfer of 50% of Mr. Bajaj’s economic interest in the RB Aggregator to individuals specified in the separation agreement, in the amounts set forth in the separation agreement. Additionally, subject to, and contingent upon, the closing of the US Salt transaction, the RB Aggregator will be granted 600,000 Class P Units in ContextLogic Holdings LLC, which will vest if the fair market value of a share of common stock achieves $30 per share at any time, based on a twenty (20) day average closing price of common stock, between the grant date and December 31, 2030.
Mr. Scarola received (i) any accrued but unpaid base salary through December 7, 2025, (ii) any accrued and vested benefits provided under the Company’s employment benefit plans upon termination of employment, (iii) acceleration of vesting of outstanding RSUs, and (iv) a 22.5% interest in the RB Aggregator.
Corporate Governance Policies
Derivative Securities and Hedging Transactions
Our insider trading policy prohibits transactions by our directors, officers and other employees and their designees in publicly-traded options, such as puts and calls, and other derivative securities with respect to our Company’s securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. Stock options, restricted stock units, restricted stock, stock appreciation rights, and other securities issued pursuant to our Company benefit plans or other compensatory arrangements with our Company are not subject to this prohibition. Our insider trading policy also prohibits our directors, officers, and other employees and their designees from pledging Company securities as collateral for loans.
Stock Ownership Guidelines and Requirements
We do not currently have any stock ownership requirements for our executive officers and the non-employee members of our Board of Directors, however, it is strongly encouraged.
Clawback Policy
Our named executive officers are subject to our clawback policy which, consistent with SEC and Nasdaq rules, requires the reimbursement of certain incentive-based compensation in the event of a restatement of our financial statements due to material noncompliance with any financial reporting requirement under U.S. securities laws.

2025 Director Compensation Table
The table below shows the total compensation that we paid to our non-employee directors who received compensation during 2025:

Name	Cash Compensation(1)	Stock Awards ($)(2)	Total ($)
Ted Goldthorpe(3) (4)	—	—	—
Richard Parisi(5) (6)	81,290	303,458	384,749
Michael Farlekas	271,290	138,985	410,275
Marshall Heinberg(5)	81,290	296,507	377,798
Mark Ward(3) (4)	—	—	—
Jennifer Chou(3)	132,293	395,773	528,066
Elizabeth LaPuma(6)	213,790	138,985	352,775

(1)
The amounts in this column represent the cash compensation each director was paid during fiscal year 2025. Messrs. Farlekas, Heinberg, Parisi, and Mses. Chou and LaPuma received their annual cash retainer for non-employee director service of $150,000 in January 2025; the remainder includes annual cash retainer payments for service on Board committees or as the Lead Independent Director, paid in January 2025. Ms. Chou joined the Board in April 2025, with her compensation pro-rated in accordance with our Non-Employee Director Compensation Plan.

(2)
In accordance with SEC rules, this column reflects the grant date fair value of RSUs calculated in accordance with ASC Topic 718 for stock-based compensation transactions. See Note 2 to our consolidated financial statements within Item 8, “Financial Statements & Supplementary Data” in our Annual Report on Form 10-K filed on March 12, 2025, for a discussion of all assumptions made by us in determining the grant date fair value of such awards. The amounts for Messrs. Farlekas, Heinberg, Parisi and Mses. Chou and LaPuma include their annual equity award and initial equity award. As of December 31, 2025, certain of our non-employee directors hold outstanding RSU awards under which the following number units (convertible into shares of common stock) are issuable upon vesting: Mr. Farlekas – 20,775; Mr. Heinberg – 44,321; Ms. Chou – 56,701.

(3)	Messrs. Goldthorpe and Ward were appointed to our Board in March 2025. Ms. Chou was appointed to our Board in April 2025.
(4)	Messrs. Goldthorpe and Ward have waived all compensation and benefits of any kind in connection with their service.
(5)	Messrs. Heinberg and Parisi elected to receive their 2025 cash compensation in the form of RSU awards.
(6)	Mr. Parisi and Ms. LaPuma resigned from our Board in April 2025.
Non-Employee Director Compensation
The following is a description of the standard compensation arrangements under which our non-employee directors are compensated for their service as directors, including as members of the various committees of our Board.
Equity Compensation
Each of our non-employee directors is compensated with an initial equity award granted in connection with their entry onto the Board and subsequent annual grants of equity, both of which are granted under our 2020 Plan and are non-discretionary.
Annual Equity Award. Beginning on January 15, 2025, and continuing on each January 15th thereafter, each non-employee director was granted RSUs having an aggregate value of $150,000. The shares granted were determined based on the closing price of the Company’s common stock on the date of grant.
Initial Equity Award. On the date a non-employee director is elected or appointed to our Board of Directors, the director will be granted RSUs having an aggregate target value of $440,000.
The “grant date value” and the number of RSUs subject to each equity award to non-employee directors is determined by dividing the aggregate “grant date value” allocated to such RSUs by the volume weighted average price of the Company’s Class A Common Stock for the thirty (30) trading days prior to the date of grant, rounded down to the nearest whole share.
Both grants will vest in full on the one-year anniversary of the date of grant as long as the non-employee director continues to serve on our Board of Directors through such date; provided, however, that vesting will be prorated on a monthly basis in connection with any termination of service prior to an annual vesting date. Notwithstanding the foregoing, upon the resignation or other termination of any non-employee director, the Board may in its discretion provide that all RSUs fully vest if it determines such is in the best interests of the Company.

Cash Compensation
Our non-employee directors will receive the following annual cash retainers:

Position	Cash Retainer Value
Lead Independent Director	$20,000
Audit Committee Chair	$20,000
Compensation Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Audit Committee Member	$10,000
Compensation Committee Member	$7,500
Nominating and Corporate Governance Committee Member	$5,000
Non-Employee Director Service	$150,000

Annual Retainer. In January 2025, our non-employee directors were paid their annual retainers for non-employee director service and retainers related to Committee service in 2025.
Our non-employee directors may elect to receive RSUs in lieu of any of the above described cash compensation; provided, however, that such an election is made during an open trading window and prior to December 31st of the year preceding the year in which the fees are earned. If a non-employee director elects to receive their annual retainer in RSUs, the grant would be subject to the non-employee director’s continuing service and the RSUs will vest in full on the one-year anniversary of the date of grant; provided, however, that if a non-employee director terminates service prior to such vesting date or ceases to provide services in their applicable role (e.g., as Lead Independent Director, Committee Chair or Committee service) but continues to serve as a member of our Board of Directors, as applicable, a pro-rated portion of the RSUs related to such non-employee director’s service and/or role, as applicable, will automatically vest upon the non-employee director’s termination of service or role, as applicable, equal to (i) the total number of RSUs subject to the award multiplied by (ii) a fraction, the numerator of which is the number of whole months since the date of grant and the denominator of which is 12. Notwithstanding the foregoing, upon the resignation or other termination of any non-employee director, the Board may in its discretion provide that all RSUs fully vest if it determines such is in the best interests of the Company.
Non-employee directors who are elected or appointed to the Board of Directors following January 1st of the applicable year will automatically be granted a pro-rated annual retainer on the date the non-employee director is elected or appointed to the Board of Directors, with the value of the annual retainers equal to (i) the grant date value of such annual retainers or RSUs, as elected, multiplied by (ii) a fraction, the numerator of which is the number of whole months remaining in the applicable calendar year the denominator of which is 12. If a non-employee director elects to convert their annual retainers to RSUs, the grant would be subject to the non-employee director’s continuing service and will vest in full on the one-year anniversary of the date of grant; provided, however, that if a non-employee director terminates service prior to such vesting date, a pro-rated portion of the RSUs will automatically vest in connection with such termination.
Transaction Committee Compensation. Beginning November 15, 2024, our Board of Directors established a special transaction committee (the “Transaction Committee”) and directors serving on the Transaction Committee received a monthly cash fee of $35,000 per month, payable in arrears, until the Transaction Committee was dissolved on March 10, 2025. The Transaction Committee members received a pro-rated portion of the cash fee for their service in March.
We will continue to reimburse our non-employee directors for their reasonable expenses incurred in connection with attending Board of Directors and Committee meetings, as well as reasonable expenses incurred in connection with continuing education programs focused on the Company’s business, industry, legal, and the ethical responsibilities of board members. Additionally, the equity awards described above will vest in full in the event of a “change in control” of the Company (as defined in our 2020 Plan).

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides certain information with respect to each of our equity compensation plans in effect as of December 31, 2025:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders(1)	468,064	15.03(2)	3,584,624(3)
Equity compensation plans not approved by stockholders(4)	64,935	25.85(2)	365,181
Total	532,999	16.95(2)	3,949,805

(1)
Includes the 2020 Stock Plan (the “2020 Plan”). The 2010 Stock Plan (the “2010 Plan”) was terminated following the completion of our initial public offering. The 2020 Employee Stock Purchase Plan was terminated on April 10, 2024.

(2)	Does not take into account outstanding RSUs as these awards have no exercise price.
(3)
The number of shares reserved for issuance under our 2020 Plan will be increased automatically on the first business day of each of our fiscal years commencing in 2022 and ending in 2030, by a number equal to the lesser of: (a) 5% of the shares of common stock outstanding on the last business day of each prior fiscal year; or (b) the number of shares determined by our Board of Directors.

(4)
The ContextLogic Holdings Inc. 2022 Inducement Plan (the “2022 Plan”) is a non-shareholder approved plan which was adopted by our Board of Directors on January 27, 2022. Nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted under the 2022 Plan to new employees of the Company. Our Board of Directors has authorized 900,000 shares of our common stock for issuance from the 2022 Plan. All option grants made pursuant to the 2022 Plan must have an exercise price per share of no less than 100% of the fair market value per share of our common stock on the grant date. Each option or other equity incentive award granted pursuant to the 2022 Plan will vest in installments over the recipient’s period of service with the Company.

NO BOARD RECOMMENDATION
Our Board believes the Rights Offering is in the best interests of the Company and its stockholders, and although no Board member or executive officer is contractually committed to do so, we believe that most of our Board members and executive officers will participate in the Rights Offering. The proceeds of this Rights Offering will be used to pay a portion of the purchase price for the US Salt Acquisition. See “Use of Proceeds” for a discussion of how we intend to allocate and use the proceeds from this Rights Offering.
The Board is not making any recommendation to our stockholders as to whether any stockholder should exercise subscription rights in this Rights Offering. Each stockholder must make its own decision as to whether to exercise its subscription rights.
No dealer, salesman or other person has been authorized by us to provide you with any information other than the information contained in this prospectus, the accompanying prospectus, the information incorporated by reference in this prospectus and the other documents delivered herewith. You should rely only on the information provided in this document or other information that we have referred you to. This prospectus, the accompanying prospectus and the other documents referred to do not constitute an offer to sell or a solicitation to buy securities in any jurisdiction in which an offer or a solicitation would be unlawful.
The information agent for the Rights Offering, D.F. King & Co. Inc., has agreed to provide services to us in connection with the Rights Offering. If you require assistance, please contact the information agent at 28 Liberty Street, 53rd Floor, New York, NY 10005, Telephone (888) 542-7446 (Toll-Free).

PLAN OF DISTRIBUTION
The ContextLogic common stock covered by this prospectus will be issued upon exercise of the subscription rights described above. On or about   , 2026, the subscription rights will be distributed to holders of ContextLogic common stock as of the Effective Date. If you wish to exercise your subscription rights in this Rights Offering, you should timely comply with the procedures described in “The Rights Offering.”
The shares of ContextLogic common stock offered pursuant to this Rights Offering are being offered by us directly to all holders of ContextLogic common stock. We intend to distribute subscription materials, including rights certificates, to those persons that were holders of ContextLogic common stock on the Effective Date.
We will use the net proceeds from this Rights Offering as partial payment for the purchase price of the US Salt Acquisition. This Rights Offering is conditioned on the confirmation that the conditions to closing of the US Salt Acquisition have been met. Additionally, in the event that the Rights Offering is not fully subscribed at the expiration of the Rights Offering Period, (i) BCP is obligated to purchase Preferred Units from Holdings at the Per Unit Subscription Price for an aggregate amount not to exceed the BCP Cap and (ii) each of ACP I and ACP II is obligated to purchase ContextLogic common stock from ContextLogic at the Per Share Subscription Price, for an aggregate amount not to exceed (i) the ACP I Cap and (ii) the ACP II Cap. See “The US Salt Acquisition, Backstop Agreements and Financings — The Backstop Agreements” and “— The Financing Arrangements” for more information.
Although we have filed an application for qualification with the Department of Business Oversight of the State of California in order to permit us to offer and sell the subscription rights and ContextLogic common stock covered by this registration statement in the State of California, the qualification was not effective as of the date of this registration statement. Unless our application becomes effective prior to the Expiration Time, we will not be permitted to offer or sell the subscription rights or ContextLogic common stock in the State of California or communicate to a stockholder located in the State of California that we are accepting their subscription to purchase shares in this Rights Offering.
The Company may choose to qualify its ContextLogic common stock in Arizona, rely on the limited offering exemption which requires a $500,000 cap, or rely on a self-executing exemption. The aggregate amount of ContextLogic common stock we are offering to Arizona residents pursuant to this Rights Offering is limited to $500,000, and we will not issue more than this amount of ContextLogic common stock to holders of subscription rights residing in Arizona upon exercise of their subscription rights. Therefore, unless we choose to qualify the offering in Arizona or can rely on a separate exemption for any subscription, if the rights agent receives exercise documentation that otherwise would require us to issue to Arizona residents more than $500,000 (or approximately 62,500 shares assuming an offering price of $8.00 per share) of ContextLogic common stock, we will issue to all such exercising holders their pro rata portion of such amount of ContextLogic common stock and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the Expiration Time.
Except as set forth below, we have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of the rights.
Equiniti Trust Company, LLC is serving as the rights agent. We have agreed to indemnify Equiniti Trust Company, LLC against certain liabilities, including liabilities under the Securities Act, or to contribute to payments it may be required to make in respect of those liabilities.
We have agreed to pay the rights agent and the information agent customary fees plus certain expenses in connection with this Rights Offering.

DESCRIPTION OF SECURITIES
The following is a summary of the terms of the securities of ContextLogic. This summary does not purport to be complete nor does it represent all information which you might find to be important for understanding ContextLogic’s capital stock. The following description of ContextLogic’s capital stock is not complete and may not contain all the information you should consider before participating in the Rights Offering. This description is summarized from, and qualified in its entirety by reference to, our Certificate of Incorporation and the Amended and Restated Bylaws of ContextLogic.
Capital Stock
ContextLogic’s authorized capital stock consists of:
•	3,000,000,000 shares of ContextLogic common stock, $0.0001 par value per share of which 26,876,099 shares will be issued and outstanding on the effective date of the Rights Offering; and
•	100,000,000 shares of preferred stock, $0.0001 par value per share of which no shares will be issued and outstanding on the effective date of the Rights Offering.
ContextLogic Common Stock
Voting Rights. The holders of ContextLogic common stock are entitled to one vote per share on all matters submitted for action by the stockholders.
Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of ContextLogic common stock are entitled to share equally in any dividends the ContextLogic Board may declare from legally available sources.
Liquidation Rights. Upon liquidation, dissolution or winding up of ContextLogic, after payment in full of the amounts required to be paid to holders of any then outstanding preferred stock, all shares of ContextLogic common stock are entitled to share equally (together with holders of any class or series of stock entitled to participate with the ContextLogic common stock in the distribution of assets) in the assets available for distribution to stockholders after payment or provision for payment of all of ContextLogic’s debts and liabilities.
Other Matters. The holders of ContextLogic common stock do not have preemptive rights. The rights, preferences and privileges of holders of ContextLogic common stock are subject to the terms of any series of preferred stock that may be issued in the future.
Transfer Agent
The transfer agent and registrar for ContextLogic common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 48 Wall Street, Floor 23, New York, NY 10005.
Dividend
The decision to pay dividends is made by the ContextLogic Board and is dependent on ContextLogic’s earnings, management’s assessment of future capital needs, and other factors. ContextLogic does not expect to pay any cash dividends on ContextLogic common stock in the foreseeable future.
Preferred Stock
ContextLogic’s authorized capital stock includes 100,000,000 shares of blank-check preferred stock. The ContextLogic Board is authorized to divide the preferred stock into series and, with respect to each series, to fix the number of shares constituting such series and determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the voting rights, dividend rights, redemption rights and terms, liquidation preferences, and conversion or exchange rights. The ContextLogic Board could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of ContextLogic common stock, and which could have certain anti-takeover effects. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the number of authorized shares) or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by the ContextLogic Board.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock upon the subscription rights distributed in this Rights Offering by an initial beneficial owner thereof purchasing at the exercise price. This summary is based upon current provisions of the Tax Code, current and proposed Treasury regulations promulgated under the Tax Code, and judicial and administrative decisions and rulings, in each case as of the date hereof. These authorities are subject to differing interpretations, all of which are subject to change, possibly with retroactive effect. We have not sought and do not intend to seek any ruling from the IRS with respect to the matters discussed in the following summary and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to persons subject to special treatment under U.S. federal income tax laws. This summary addresses only beneficial owners that hold shares of our common stock as capital assets within the meaning of Section 1221 of the Tax Code. This summary does not address the tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or any other U.S. federal tax consequences, such as estate and gift tax consequences. In addition, this summary does not address all tax considerations that might be applicable to your particular circumstances (such as the alternative minimum tax provisions of the Tax Code or the Medicare contribution tax on certain net investment income), or to certain types of holders subject to special tax rules, including, without limitation, “S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein), banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations or governmental organizations and their controlled entities, regulated investment companies, real estate investment trusts, entities subject to the U.S. anti-inversion rules, “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting for federal income tax purposes, persons that hold shares of our common stock as part of a “straddle,” a “hedge,” a “conversion transaction” or other arrangement involving more than one position, persons deemed to sell their shares of our common stock under the constructive sale provisions of the Tax Code, holders subject to special tax accounting rules as a result of any item of gross income with respect to the shares of our common stock being taken into account in an “applicable financial statement” (as defined in Section 451 of the Tax Code), U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar and certain U.S. expatriates and former citizens or permanent residents of the United States. This discussion may not be applicable to holders who acquired shares of or common stock pursuant to the exercise of options or otherwise as compensation.
THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF SHARES OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR FACTS AND CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.
As used in this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is:
•	an individual who is a U.S. citizen or resident alien;
•
a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof or in the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or
•
a trust if (1) the substantial decisions of the trust are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or (2) the trust has validly elected under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of shares of our common stock that is neither a U.S. Holder nor treated as a partnership for U.S. federal tax purposes.

If any entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of shares of our common stock, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of shares of our common stock that is a partnership, and the partners in such partnership, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our common stock.
Tax Consequences to U.S. Holders
Taxation of Subscription Rights
Receipt of Subscription Rights
Although the authorities governing transactions such as this Rights Offering are complex and do not speak directly to the consequences of certain aspects of this Rights Offering, we believe that a U.S. Holder’s receipt of subscription rights pursuant to the Rights Offering should not be treated as a taxable distribution with respect to the holder’s existing shares of common stock for U.S. federal income tax purposes and intend to take the position that such receipt will be a non-taxable distribution. Pursuant to Section 305(a) of the Tax Code, in general, the receipt by a stockholder of a right to acquire stock should not be included in the taxable income of the recipient. The general rule of nonrecognition under Section 305(a) of the Tax Code is subject to exceptions under Section 305(b) of the Tax Code, which include a distribution or a series of distributions (including a deemed distribution) that has the effect of the receipt of cash or other property by some stockholders and an increase in the proportionate interest of other stockholders in a corporation’s assets or earnings and profits (such distributions, “Disproportionate Distributions”). We do not believe the receipt of the subscription rights should be treated as a Disproportionate Distribution, but the rules related to Disproportionate Distributions are complex. Our position regarding the tax-free treatment of the subscription rights distribution is not binding on the IRS or the courts. If this position is finally determined by the IRS or a court to be incorrect, whether on the basis that the issuance of the subscription rights is a Disproportionate Distribution or otherwise, the fair market value of the subscription rights upon receipt would be taxable to holders of our common stock to which the subscription right is distributed as a dividend to the extent of the holder’s pro rata share of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain.
The following discussion assumes that the distribution of the subscription rights is a non-taxable distribution to holders of our common stock for U.S. federal income tax purposes.
Tax Basis in the Subscription Rights
If the fair market value of the subscription rights a U.S. Holder receives is less than 15% of the fair market value of the holder’s existing shares of our common stock (with respect to which the subscription rights are distributed) on the date the holder receives the subscription rights, the subscription rights will be allocated a zero-dollar basis for U.S. federal income tax purposes, unless the holder elects to allocate the holder’s basis in the holder’s existing shares of our common stock (with respect to which the subscription rights are distributed) between the holder’s existing shares of our common stock and the subscription rights in proportion to the relative fair market values of the existing shares of our common stock and the subscription rights, determined on the date of receipt of the subscription rights. If a U.S. Holder chooses to allocate basis between the holder’s existing shares of our common stock and the subscription rights, the holder must make this election on a statement included with the holder’s timely filed tax return (including extensions) for the taxable year in which the holder receives the subscription rights. Such an election is irrevocable.
However, if the fair market value of the subscription rights a holder receives is 15% or more of the fair market value of the holder’s existing shares of our common stock (with respect to which the subscription rights are distributed) on the date the holder receive the subscription rights, then the holder must allocate the holder’s basis in the holder’s existing shares of our common stock (with respect to which the subscription rights are distributed) between those existing shares and the subscription rights the holder receives, in proportion to their fair market values determined on the date the holder receives the subscription rights.
The fair market value of the subscription rights on the date that the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights. In determining the fair market value of the subscription rights, you are urged to consider all relevant facts and circumstances, including any difference between the exercise price of the subscription rights and the trading price of our shares of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Exercise of Subscription Rights
Generally, a U.S. Holder will not recognize gain or loss upon the exercise of subscription rights in the Rights Offering. A U.S. Holder’s adjusted tax basis in the shares of our common stock acquired upon exercise of the subscription rights will equal the sum of its adjusted tax basis, if any, in the subscription rights as determined above under “Tax Basis in the Subscription Rights” plus an amount equal to such U.S. Holder’s exercise price. The holding period of shares of our common stock acquired upon exercise of subscription rights in the Rights Offering will begin on the date of exercise.
If a U.S. Holder allows subscription rights received in the Rights Offering to expire without being exercised, the U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes, and the U.S. Holder should re-allocate any portion of the tax basis in the holder’s existing shares of our common stock previously allocated to the subscription rights that have expired to the existing shares of our common stock with respect to which such subscription rights were received.
Taxation of Common Stock
Distributions
Distributions with respect to shares of our common stock acquired upon exercise of subscription rights will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.
Dividend income received by certain non-corporate U.S. Holders with respect to shares of our common stock generally will be “qualified dividends” subject to preferential rates of U.S. federal income tax, under current law, provided that the U.S. Holder meets the applicable holding period and other requirements. Dividend income on shares of our common stock paid to U.S. Holders that are domestic corporations generally will qualify for the dividends-received deduction if the requisite holding period is satisfied.
To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the holder’s adjusted tax basis in such shares of our common stock and thereafter as capital gain. Such capital gain will be long-term capital gain if the holder’s holding period for such shares is more than one year at the time of the applicable distribution. Under current law, long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates of U.S. federal income tax.
Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock
If a U.S. Holder sells or otherwise disposes of shares of our common stock acquired upon exercise of subscription rights in a taxable transaction, the U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized and the holder’s adjusted tax basis in the shares. The amount realized is generally the amount of cash received plus the fair market value of any other property received for such shares. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for such shares is more than one year at the time of disposition. Under current law, long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
A U.S. Holder may be subject to information reporting and/or backup withholding with respect to dividend payments and the gross proceeds from the disposition of shares of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if the U.S. Holder (i) fails to furnish the holder’s social security or other taxpayer identification number (a “TIN”), (ii) furnishes an incorrect TIN, (iii) fails to report interest or dividends properly, or (iv) fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that the holder is not subject to backup withholding and that the U.S. Holder is a “United States person” for U.S. federal income tax purposes on IRS Form W-9. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle the holder to a refund with respect to) the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain persons are exempt from information reporting and backup withholding, including corporations and certain financial institutions, provided that they demonstrate their exempt status. U.S. Holders are urged to consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Tax Consequences to Non-U.S. Holders
Taxation of the Subscription Rights
Receipt, Exercise and Expiration of the Subscription Rights
The discussion below assumes that the receipt of subscription rights will be treated as a non-taxable distribution as discussed above. In such case, Non-U.S. Holders will not be subject to U.S. federal income tax (or any withholding thereof) on the receipt, exercise or expiration of the subscription rights. It is possible that the receipt of the subscription rights could be a taxable event and taxable as a distribution on our common stock. Please see “Tax Consequences to U.S. Holders – Taxation of Subscription Rights – Receipt of Subscription Rights” above and “Taxation of Distributions on Common Stock” below.
Taxation of Distributions on Common Stock
Any distributions of cash or property to a Non-U.S. Holder made with respect to our common stock acquired upon exercise of subscription rights generally will be subject to withholding tax to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes, if any, at a rate of 30% (or a lower rate prescribed by an applicable income tax treaty). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the holder’s adjusted tax basis in such shares of our common stock and thereafter as capital gain, subject to the tax treatment described below under the heading “Sale or Other Disposition of Our Common Stock.”
In order to obtain a reduced withholding tax rate under a tax treaty, if applicable, a Non-U.S. Holder will be required to provide a properly completed and executed IRS Form W-8BEN or IRS Form W-8BENE, as applicable, certifying the holder’s entitlement to benefits under a treaty. In addition, a Non-U.S. Holder will not be subject to withholding tax if the Non-U.S. Holder provides an IRS Form W-8ECI certifying that the distributions are effectively connected with the holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder within the United States); instead, the Non-U.S. Holder generally will be subject to U.S. federal income tax, net of certain deductions, with respect to such income at the same rates applicable to “United States persons.” If a Non-U.S. Holder is a corporation, a “Branch Profits Tax” of 30% (or a lower rate prescribed by an applicable income tax treaty) also may apply to such effectively connected income. Non-U.S. Holders may be required to periodically update their IRS Forms W-8. The U.S. federal income tax treatment of any distribution is also subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “FATCA.”
Sale or Other Disposition of Our Common Stock
Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on a sale or other disposition of shares of our common stock acquired upon exercise of subscription rights unless:
•
such gain is effectively connected with the holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States);

•	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which gain is realized and certain other conditions are met; or
•
we are or have been a “United States real property holding corporation,” (a “USRPHC”), for U.S. federal income tax purposes during the five-year period preceding such disposition (or the Non-U.S. Holder’s holding period, if shorter) unless our common stock is regularly traded on an established securities market and the Non-U.S. Holder held no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the Non-U.S. Holder held our common stock.

Gain that is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder within the United States) generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to “United States persons.” If a Non-U.S. Holder is a corporation, a “Branch Profits Tax” of 30% (or a lower rate prescribed in an applicable income tax treaty) also may apply to such effectively connected gain.

A domestic corporation is treated as a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of (1) the fair market value of its “United States real property interests,” (2) the fair market value of its non-“United States real property interests,” and (3) the fair market value of any other of its assets which are used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a USRPHC. In addition, no assurance can be provided that our common stock will be regularly traded on an established securities market. Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax considerations that could result if we are, or become, a USRPHC and the exception for 5% or less stockholders.
Information Reporting and Backup Withholding
Generally, distributions on our common stock and the amount of tax, if any, withheld with respect to such distributions will be reported annually to the IRS and to Non-U.S. Holders. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
If a Non-U.S. Holder complies with certification procedures to establish that the holder is not a “United States person,” backup withholding generally should not apply to distributions on our common stock and information reporting and backup withholding generally should not apply to the proceeds from a sale or other disposition of shares of our common stock. Generally, a Non-U.S. Holder will comply with such procedures if it provides a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or other IRS Form W-8), as applicable, or otherwise meets documentary evidence requirements for establishing that it is a not a “United States person,” or otherwise establishes an exemption. The amount of any backup withholding will generally be allowed as a refund or credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
FATCA
Provisions of the Tax Code commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), generally impose a 30% withholding tax on dividends on our common stock and gross proceeds from the sale or other disposition of our common stock if paid to a foreign entity unless (1) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (2) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, or (3) the foreign entity is otherwise exempted under FATCA.
Withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA may apply to payments of gross proceeds from a sale or other disposition of our common stock, under proposed Treasury Regulations, withholding on payments of gross proceeds is not required. Although such regulations are not final, applicable withholding agents may rely on the proposed regulations until final regulations are issued.
If withholding under FATCA is required on any payment related to our common stock, holders not otherwise subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment may be able to seek a refund or credit from the IRS. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock.
THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. HOLDERS OF SUBSCRIPTION RIGHTS AND SHARES OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS AND TAX TREATIES OF THE RECEIPT, OWNERSHIP, EXERCISE AND EXPIRATION OF SUBSCRIPTION RIGHTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ACQUIRED UPON EXERCISE OF SUBSCRIPTION RIGHTS.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
For a discussion of ContextLogic’s certain relationships and related party transactions, please refer to the “Certain Relationships and Related Party Transactions” section of our Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 17, 2025 and our Current Report on Form 8-K filed with the SEC on December 10, 2025, which is incorporated by reference. See “Where You Can Find More Information” and “Information Incorporated By Reference.”
Purchase Agreement and Transaction
In connection with the Purchase Agreement and the Transactions, we entered into the BCP Backstop Agreement. Mr. Ward, our President and member of the Board, and Mr. Goldthorpe, a member of the Board, are affiliates of BC Partners, which is affiliated with BCP. See “The US Salt Acquisition, Backstop Agreements and Financings” for more information.
Departure of the Chief Executive Officer
As previously disclosed on ContextLogic’s Current Reports on Form 8-K, filed with the SEC on December 8, 2025 and December 10, 2025, as amended by Amendment No. 1 filed with the SEC on December 11, 2025, on December 7, 2025, Mr. Rishi Bajaj stepped down as Chief Executive Officer of the Company, effective immediately. Mr. Bajaj entered into a Separation Agreement and Release (“Separation Agreement”) with the Company, which provides for the following benefits:
•
Payment of his incentive bonus with respect to the Company’s 2025 fiscal year at an amount equal to $825,000, payable at the same time annual bonuses are paid to other senior executives of the Company, but in no event later than March 15, 2026;

•	The full vesting of a previously granted award of 474,443.55 time-based Class P Units in Holdings;
•	The continued eligibility for vesting of a previously granted award of 1,897,773.05 performance-based Class P Units in Holdings as if Mr. Bajaj had remained employed with the Company; and
•
Transfer by Mr. Bajaj of all of his Class P Units in Holdings to RB Strategic Holdings LP - Easter Series (the “RB Aggregator”), an entity established and controlled by Mr. Bajaj, with immediate subsequent transfer of 50% of Mr. Bajaj’s economic interest in the RB Aggregator to individuals specified in the Separation Agreement, in the amounts set forth in the Separation Agreement.

In addition, subject to, and contingent upon, the Closing (as defined in the Purchase Agreement), the RB Aggregator will be granted 600,000 Class P Units in Holdings. These Class P Units will vest if the fair market value of a share of the Common Stock achieves $30 per share at any time, based on a twenty (20) day average closing price of the Common Stock, between the grant date and December 31, 2030.
The foregoing description of the Separation Agreement is only a summary of the material terms, does not purport to be complete, and is qualified in its entirety by reference to the Separation Agreement, which is attached hereto as Exhibit 10.12, and is hereby incorporated by reference into this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of ContextLogic common stock as of January 15, 2026 for:
•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of ContextLogic common stock;
•	each of our directors and director nominees;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.
We have determined beneficial ownership in accordance with the rules of the SEC, based on information from Company records and filings with the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us and filings with the SEC, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they each beneficially own, subject to applicable community property laws.
We have based our calculation of the percentage of beneficial ownership on 26,941,195 shares of our common stock outstanding as of January 15, 2026. In cases of holders who are not directors, director nominees and named executive officers, Schedules 13G or 13D filed with the SEC (and, consequently, ownership reflected here) may reflect holdings as of a date prior to January 15, 2026.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is 2648 International Blvd., Ste 301, Oakland, CA 94601.

Name of Beneficial Owner	Shares Beneficially Owned	Ownership %
>5% Stockholders:
None

Directors and Named Executive Officers:
Mark Ward	—	—
Rishi Bajaj(1)	51,134	*
Michael Farlekas(2)	111,260	*
Marshall Heinberg(3)	134,806	*
Ted Goldthorpe	—	—
Jennifer Chou(4)	—	—
Michael Scarola(5)	11,409	*
Brett Just(6)	29,349	*
All current executive officers and directors as a group (5 persons)	246,066	*

*	Less than one percent.
(1)	Mr. Bajaj holds 51,134 restricted stock units which have vested as of January 8, 2026.
(2)
Mr. Farlekas holds 111,260 restricted stock units which have vested as of January 15, 2026, and 19,206 restricted stock units which are subject to vesting conditions expected to occur within 60 days of January 15, 2026.

(3)
Mr. Heinberg holds 134,806 restricted stock units which have vested as of January 15, 2026 and 19,206 restricted stock units which are subject to vesting conditions expected to occur within 60 days of January 15, 2026.

(4)	Ms. Chou holds 56,701 restricted stock units which are subject to vesting conditions not expected to occur within 60 days of January 8, 2026.
(5)	Mr. Scarola holds 11,409 restricted stock units which have vested as of January 8, 2026.
(6)	Mr. Just holds 29,349 restricted stock units which have vested as of January 8, 2026. Beneficial ownership information for Mr. Just is based on the last Form 4 filing.

EXPERTS
The consolidated financial statements of ContextLogic Inc. as of and for the year ended December 31, 2024, and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2024, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024, have been so incorporated in reliance on the reports of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements as of December 31, 2023, and for the year ended December 31, 2023 incorporated in this Prospectus by reference to the Annual Report of ContextLogic Inc. on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of US Salt Holdings, LLC as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
Information about the estimated quantities of our proven and probable reserves effective as of June 1, 2025, that has been incorporated by reference into this Prospectus is based upon reserve reports prepared by us and reviewed and analyzed by RESPEC LLC, independent engineering reserve consultants, based on mine plans and other data furnished by us.
The technical information appearing in this Prospectus was derived from the S-K 1300 Technical Report Summary: Salt Mineral Reserves Statement for Watkins Glen US Salt Facility, effective as of June 1, 2025, and dated November 14, 2025, Eric Hemstad of RESPEC Company, LLC. Mr. Hemstad meets the qualifications specified under the definition of “Qualified Person” under Item 1300 of Regulation S-K.
LEGAL MATTERS
The validity of the ContextLogic common stock issuable upon exercise of the subscription rights offered by this prospectus has been passed upon for us by McDermott Will & Schulte LLP.

WHERE YOU CAN FIND MORE INFORMATION
Available Information
ContextLogic files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers, including ContextLogic, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this prospectus.
ContextLogic has filed a registration statement on Form S-1, including the exhibits thereto, with the SEC under the Securities Act, to register the Rights that ContextLogic stockholders will receive in connection with the Rights Offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. ContextLogic may also file amendments to the registration statement. For further information, you are referred to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, you are referred to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
ContextLogic has supplied all information contained in this prospectus relating to the Company, and US Salt has supplied all information contained in this prospectus relating to US Salt.
ContextLogic is incorporating by reference specified documents that ContextLogic files with the SEC, which means that ContextLogic can disclose important information to you by referring to those documents that are considered part of this prospectus. This information is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus or incorporated by reference subsequent to the filing of this prospectus as described below. ContextLogic has filed with the SEC, and incorporates by reference in this prospectus:
•
its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 12, 2025; its Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 17, 2025;

•
its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, filed with the SEC on May 9, 2025, June 30, 2025, filed with the SEC on August 7, 2025, and September 30, 2025, filed with the SEC on October 28, 2025;

•
its Current Reports on Form 8-K filed with the SEC on March 28, 2025, April 2, 2025, April 17, 2025, May 30, 2025, June 25, 2025, July 3, 2025, July 25, 2025, August 7, 2025, as amended on August 7, 2025, December 8, 2025, and December 10, 2025, as amended by Amendment No. 1 filed with the SEC on December 11, 2025; and

•	its amended and restated Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 18, 2025, supplemented by the additional definitive proxy materials filed with the SEC on July 3, 2025.
To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.
In addition, all documents filed by ContextLogic pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of this prospectus and before the date of the annual meeting or (ii) after the date of the initial registration statement and prior to effectiveness of the registration statement (excluding in each case any current reports on Form 8-K to the extent disclosure is furnished and not filed) will be deemed to be incorporated by reference into this prospectus.
You can obtain any of the documents incorporated by reference into this prospectus without charge by requesting them in writing or by telephone as follows:
For information related to ContextLogic:

ContextLogic Holdings Inc.
2648 International Blvd., Ste 301
Oakland, CA 94601
United States of America
Telephone: (415) 965-8476
In addition, you may obtain copies of documents filed by ContextLogic with the SEC on ContextLogic’s website at ir.contextlogic.com.
THIS PROSPECTUS IS DATED     , 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Members of US Salt Parent Holdings, LLC and Subsidiaries
Opinion
We have audited the consolidated financial statements of US Salt Holdings, LLC and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in member’s equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Deloitte & Touche LLP

December 23, 2025

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2024 and 2023

	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$7,362,031	$10,702,575
Accounts receivable, net	13,514,707	13,363,297
Inventories	8,867,043	7,726,697
Prepaid expenses	1,068,828	1,281,500
Total Current Assets	30,812,609	33,074,069
Non-current Assets
Plant, property and equipment, net,	328,060,441	326,799,398
Goodwill	28,120,191	28,120,191
Intangibles, net	18,443,349	20,111,164
Operating lease right-of-use assets	1,608,264	1,064,591
Finance lease right-of-use assets	405,863	498,171
Other inventories	4,783,497	4,784,473
Total Non-current Assets	381,421,605	381,377,988
Total Assets	$412,234,214	$414,452,057
LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Accounts payable	$9,129,593	$8,142,311
Accrued liabilities	5,153,817	5,735,853
Current maturities of long-term debt	2,320,000	2,320,000
Current portion of operating lease liability	709,098	507,093
Current portion of finance lease liability	76,982	72,639
Total Current liabilities	17,389,490	16,777,896
Non-current Liabilities
Long-term debt, net of current maturities	215,776,672	222,281,823
Long-term portion of operating lease liability	897,997	569,313
Long-term portion of finance lease liability	343,350	420,331
Asset retirement obligations	751,834	549,171
Total Liabilities	235,159,343	240,598,534
Member’s Equity
Member’s units, 100 units issued and outstanding	185,446,903	187,252,081
Accumulated deficit	(8,372,032)	(13,398,558)
Total Member’s Equity	177,074,871	173,853,523
Total Liabilities and Member’s Equity	$412,234,214	$414,452,057

See Notes to Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Statements of Operations
December 31, 2024 and 2023

	2024	2023
Revenue	$123,088,183	$111,057,828
Cost of Revenue	79,912,121	73,495,864
Gross Profit	43,176,062	37,561,964
Selling, general and administrative expenses	13,348,529	12,273,350
Loss due to casualty	—	1,160,452
Loss on disposal of plant, property and equipment	255,678	383,435
Operating Income	29,571,855	23,744,727
Other Expenses
Interest expense	(24,413,242)	(25,670,607)
Foreign currency loss	(132,087)	(105,620)
Net Income (Loss)	$5,026,526	$(2,031,500)
Weighted average member units outstanding	100	100
Earnings (loss) per unit (basic and diluted)	$50,265.26	$(20,315.00)

See Notes to Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Member’s Equity
December 31, 2024 and 2023

	Member Units		Accumulated Deficit	Total Member’s Equity
	Units	Amount
Balance, January 1, 2023	100	$186,972,804	$(11,367,058)	$175,605,746
Member’s contributions	—	279,277	—	279,277
Net loss	—	—	(2,031,500)	(2,031,500)
Balances, December 31, 2023	100	187,252,081	(13,398,558)	173,853,523
Member’s contributions	—	7,813,588	—	7,813,588
Member’s distributions	—	(9,618,766)	—	(9,618,766)
Net income	—	—	5,026,526	5,026,526
Balances, December 31, 2024	100	$185,446,903	$(8,372,032)	$177,074,871

See Notes to Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
December 31, 2024 and 2023

	2024	2023
Cash Flow from Operating Activities
Net income (loss)	$5,026,526	$(2,031,500)
Adjustments to reconcile net income (loss) to net cash from
operating activities:
Depreciation, depletion, and amortization	13,545,094	11,278,224
Loss due to casualty	816,902	1,160,452
Gain from insurance recovery	(816,902)	—
Amortization of debt issuance cost	814,849	912,932
Bad debt expense	234,359	75,173
Unit-based compensation expense	548,602	279,277
Loss on disposals	255,678	383,435
Non-cash lease expense	699,702	698,404
Amortization of finance right-of-use assets	92,308	32,207
Interest on finance leases	48,857	16,694
Accretion of asset retirement obligation	78,479	96,252
Changes in operating assets and liabilities:
Accounts receivable	(385,769)	(2,504,905)
Inventory	(1,140,346)	871,370
Prepaid expenses	212,672	(264,308)
Other inventories	976	(520,444)
Accounts payable	1,104,959	3,375,686
Operating lease liabilities	(712,686)	(701,545)
Accrued liabilities	(582,036)	2,377,017
Net Cash Provided by Operating Activities	19,842,224	15,534,421
Cash Flow from Investing Activities
Purchases of plant, property, and equipment	(13,387,493)	(9,335,678)
Net cash Used in Investing activities	(13,387,493)	(9,335,678)
Cash Flow from Financing Activities
Repayment of principal on term loan	(7,320,000)	(2,320,000)
Repayment of principal of finance leases obligations	(121,495)	(48,901)
Member’s contributions	7,264,986	—
Member’s distributions	(9,618,766)	—
Net Cash Used in Financing Activities	(9,795,275)	(2,368,901)
Net Change in Cash and Cash Equivalents	(3,340,544)	3,829,842
Cash and Cash Equivalents, Begin of Year	10,702,575	6,872,733
Cash and Cash Equivalents, End of Year	7,362,031	10,702,575
Supplemental cash flow information
Cash paid for interest	$24,158,783	$24,818,556
Supplemental non-cash investing and financing information:
Noncash contribution of US Salt Parent Holdings, LLC related to unit-based compensation expense	$548,602	$279,277
Plant, property and equipment in accounts payable	$(117,677)	$892,304
Additions and changes in asset retirement obligations	$(124,184)	$237,658

See Notes to Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Note 1. Nature of operations and basis of presentation
Nature of Business – On July 19, 2021, US Salt Holdings, LLC was formed and incorporated in Delaware and purchased 100% of the outstanding membership interest in US Salt Investors, LLC, which owns 100% of US Salt, LLC. Emerald Lake Capital LP (“Emerald Lake”) together with Emerald Lake Pearl Acquisition, LP, Emerald Lake Pearl Acquisition-A, LP, and Emerald Lake Pearl Holding LLC indirectly purchased approximately 99.5% of the Class A incentive units of US Salt Parent Holdings, LLC (“Parent Holdings”) from EL US Salt Aggregator, LP (“Aggregator”). Parent Holdings and Aggregator own 99% and 1% (collectively “Emerald Lake Investment”), respectively, of US Salt Intermediate Holdings, LLC (“Intermediate Holdings”), which owns 100% of US Salt Holdings, LLC.
US Salt Holdings, LLC and its subsidiaries (“US Salt,” the “Company,” “we,” “us,” “our”) operates a single solution mining facility located in Watkins Glen, New York. The Company mines, processes, packages and sells a range of evaporated salt products used for food and food processing, pharmaceutical, water softening and industrial applications mainly in the U.S. and Canada, and other countries in North America. The Company’s primary products include round cans of salt, packaged pellets, packaged granulated salt, and medical grade salt. The Company’s customers primarily include national retail chains, pharmaceutical companies, food service operators, and independent distributors.
Basis of Presentation – The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Note 2. Significant accounting policies
The following is a summary of the significant accounting policies and principles used in the preparation of the consolidated financial statements:
Use of Estimates
The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities, as of the date of the consolidated financial statements and the reported amounts of revenue and expenses for the reporting periods then ended. Actual results could vary from the estimates and assumptions that were used. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions will be reflected in the consolidated financial statements in future periods.
Significant estimates embedded in the consolidated financial statements include, but not limited to, revenue recognition, impairment analysis of goodwill, depletion of salt reserves, and impairment of long-lived assets and finite-lived intangible assets.
Revenue Recognition
Nature of Revenue Source – The Company manufactures and sells a range of branded and private label evaporated salt products to nationwide retailers, pharmaceutical companies, foodservice operators, and independent distributors. When the Company enters into a sale arrangement with a customer, it believes it is probable that it will collect substantially all the consideration to which it will be entitled in exchange for the goods that will be transferred to the customer. The Company’s customer contracts identify the product, quantity, price, payment terms, and final delivery terms. Payment terms sometimes include early-pay discounts. Although some payment terms may be extended, no terms beyond one year are granted at contract inception.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
The Company determines revenue recognition through the following steps:
•	Identification of the contract, or contracts, with a customer
•	Identification of the performance obligations in the contract
•	Determination of the transaction price
•	Allocation of the transaction price to the performance obligations in the contract
•	Recognition of revenue when, or as, the Company satisfies a performance obligation.
Revenue Recognition – Revenue is recognized at the point in time when control is transferred to the customer. In general, control transfers to a customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all the remaining benefits from the product at this point in time. The Company’s revenue is reported as net revenue and is measured as the determinable transaction price, net of any variable consideration such as discounts, sales incentives, rights to return product, and any taxes collected from customers and remitted to governmental authorities.
Performance Obligations – A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The contract’s transaction price is allocated to the performance obligations and recognized as revenue when the performance obligations are satisfied. Substantially all our contracts are of a short-term nature and contain a single performance obligation. Shipping and handling costs associated with outbound freight, including shipping and handling costs after control over a product is transferred to a customer are accounted for as a fulfillment cost as incurred and are not considered to be a separate performance obligation. Shipping and handling costs recorded as a component of cost of revenues were approximately $9.6 million and $9.7 million for the years ended December 31, 2024 and 2023, respectively.
Contract Estimates – Most contracts include some form of variable consideration. The most common forms of variable consideration include discounts, rebates, and sales returns and allowances. Variable consideration is treated as a reduction in revenue when product revenue is recognized. The Company uses the most likely amount method to determine the variable consideration. The Company believes there will not be significant changes to estimates of variable consideration when any related uncertainties are resolved with customers. The Company reviews and updates its estimates and related accruals of variable consideration each reporting period based on the terms of the agreements, historical experience, and any recent changes in the market. Any uncertainties in the ultimate resolution of variable consideration due to factors outside of the Company’s influence are typically resolved within a short timeframe therefore not requiring any additional constraint on the variable consideration.
Approximately 99% of the Company’s revenue are generated from North America, and 93% of which is from domestic sales for the years ended December 31, 2024 and 2023. The Company offers customers limited right of return for its non-conforming products in the event of defects. Customer remedies may include either a cash refund or product exchange. Accordingly, the estimated right of return and related refund liability is recorded as a reduction in revenue. Return estimates are reviewed and updated in each reporting period based on historical sales and return experiences. Contract asset and liability balances as of December 31, 2024 and 2023 are immaterial.
Cost of Revenue
Cost of revenue reflects the costs to produce our products, which primarily consists of labor, employee benefits, materials, depreciation and depletion, shipping and handling, and overhead. Cost of revenue is capitalized in inventory and expensed when control is transferred to the customer.
Accounts Receivable, Net and Allowance for Expected Credit Losses
Accounts receivable, net of allowance are uncollateralized customer obligations billed under contract terms. Accounts receivables are stated at their net realizable value. The Company estimates an allowance for credit losses based upon the evaluation of several factors including related ages of past due receivables, customer type, customer credit worthiness, knowledge of a customer’s financial conditions, historical collection experience, current economic factors, and other

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
factors relevant to assessing the expected credit losses. The Company records uncollectible amounts against the allowance for credit losses once management determines the amount to be uncollectible.
Cash and Cash Equivalents
The Company considers cash on deposit and all highly liquid investments and securities with maturities of three months or less at the time of purchase to be considered cash equivalents. The Company maintains its cash and cash equivalents in accounts in various banks and financial institutions.
Concentration of Credit and Customer Risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable.
Cash balances at various times during the year may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the credit ratings of financial institutions where its cash deposits are held, and has not incurred any losses related to such deposits.
The Company can, at times, be subject to a concentration of credit risk with respect to outstanding accounts receivable. The Company’s customers are located throughout the United States through various channels including national retail chains, pharmaceutical companies, food service operators, and independent distributors. Although the Company generally grants credit without collateral, management believes that its contract acceptance, billing and collection policies are adequate to minimize material credit risk. The Company has one major customer which accounted for over 10 percent of accounts receivable as of December 31, 2024 and December 31, 2023. The company also has one major customer, which accounts for over 10% of revenue for the years ended December 31, 2024 and December 31, 2023.
Inventories and Other Inventories
Salt is reported as inventory at the point in time it is extracted from the brine well. Salt inventories, packaging, supplies, and maintenance materials are valued at the lower of cost or net realizable value, with cost determined on standard costing method. Substantially all costs associated with the production of finished goods, such as labor, supplies, equipment cost, inbound freight and overhead (including depletion of salt reserves), are captured as inventory costs.
Maintenance materials are expensed as consumed or capitalized into plant, property and equipment if it meets the criteria of a capital expenditure. Additionally, maintenance materials that are not expected to be used in the next twelve months from the balance sheet date are recorded as other inventories in the Consolidated Balance Sheets.
Management monitors inventory levels and adjusts valuation for slow-moving, shrinkage, obsolescence, and markdowns. The Company accounts for slow-moving or obsolete inventory that is established based on management’s estimates of the net realizable value of the related products at the end of each reporting period.
Plant, Property and Equipment, Net
Property and equipment is stated at cost less accumulated depreciation and depletion. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When depreciable properties are retired or sold, the cost and related accumulated depreciation is eliminated from the accounts and any resulting gain or loss is reflected in the Company’s Consolidated Statements of Operations. Depreciation is provided using the straight- line method, based on the useful lives of assets which range from three to twenty years.
Plant, property and equipment also includes salt reserves, which consist of brine fields and underground salt bed owned by the Company. Salt reserves are depleted on a units-of-production basis based on the estimated annual consumption as extraction of reserves takes place.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
The following table summarizes the estimated useful lives of the Company’s different classes of plant, property and equipment:

Years
Buildings and improvements	10 - 20
Machinery and equipment	3 -14

Construction in Process (CIP) represents the accumulated costs of construction and development for assets that are not yet completed and ready for their intended use. CIP is recorded as plant, property and equipment in the consolidated financial statements and is not depreciated until the asset is placed into service. Borrowing costs are recognized, as an expense, in the period in which they are incurred, except to the extent that they are capitalized. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset when it is probable that they will result in future economic benefits to the entity and that the costs can be measured reliably. The Company capitalized interest cost of $0.2 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss.
Leases
The Company determines if an arrangement is a lease at its inception. In certain of the Company’s lease arrangements, judgment is required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement involves an identified asset that is physically distinct or whether the Company has the right to substantially all of the capacity of an identified asset that is not physically distinct. In arrangements that involve an identified asset, there is also judgment in evaluating if the Company has the right to direct the use of that asset.
The Company determines whether an arrangement is or contains a lease, its classification, and its term at the lease commencement date. The Company leases office space, warehouses, and equipment under non-cancelable operating and finance leases. A lease is classified as a finance lease if it transfers ownership, includes a purchase option reasonably certain to be exercised, covers a major portion of the asset’s economic life, has payments that approximate substantially all of the asset’s fair value, or involves an asset of specialized nature. Leases with a term greater than one year will be recognized on the Consolidated Balance Sheets as right-of-use (ROU) assets, current lease liabilities, and if applicable, long-term lease liabilities. The Company includes renewal options to extend the lease term where it is reasonably certain that it will exercise these options. Lease liabilities and the corresponding ROU assets are recorded based on the present values of lease payments over the lease term. The interest rate implicit in the Company’s leases are not readily determinable. As such, the Company uses its incremental borrowing rate as the discount rate, which approximates the interest rate at which the Company could borrow on a collateralized basis with similar terms and payments and in similar economic environments. The Company’s leases have remaining terms ranging from 2 to 6 years, with some of those leases including options that grant the Company the ability to renew or extend the lease term. When determining the lease term, the Company does not include periods covered by the renewal options unless they are reasonably certain to exercise such renewal options.
Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company accounts for lease and non-lease components, principally common area maintenance for its facilities leases, as a single lease component for its facilities leases. Variable lease costs represent additional expenses incurred by the Company that are not included in the lease payment. Variable lease costs include maintenance charges, taxes, insurance, and other similar costs, and are recorded within cost of revenue and selling, general and administrative expense on the Consolidated Statements of Operations for the years ended December 31, 2024 and 2023.
Debt Issuance Costs
Debt issuance costs are amortized using the effective interest method over the term of the related borrowing agreement and the amortization is included in interest expense within the Consolidated Statements of Operations. The unamortized portion of deferred financing fees associated with long-term borrowings are shown netted against the Company’s outstanding long-term debt.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Environmental Cost
Environmental costs, other than those of a capital nature, are accrued at the time when exposure becomes known, and costs can be reasonably estimated. Costs are accrued based upon management’s estimates of all direct costs. Amounts accrued for environmental matters were not material as of December 31, 2024 and 2023.
Asset Retirement Obligations
Legal obligations associated with the retirement of long-lived assets are reflected at their estimated fair value, with a corresponding charge to cost of goods sold, at the time they are incurred. Asset retirement obligations (ARO) primarily consist of spending estimates related to capping brine wells and support facilities in accordance with federal and state reclamation laws as defined by each mining permit. The Company estimates and records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long- lived asset. The liability is accreted to its present value each period and the capitalized cost is amortized using the units-of-production method over estimated recoverable reserves upon commencement of salt extraction. The amortized cost is included in the cost of revenue in the Consolidated Statements of Operations.
Finite-lived Intangible Assets and Long-lived Assets
Finite-lived intangible assets acquired by the Company are initially recorded at fair value and amortized using the straight-line method to distribute the initial value of the assets over the estimated useful lives, which management has determined to be fifteen years.
The Company reviews long-lived assets including right-of-use assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the use and eventual disposition of the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.
There were no impairment indicators of long-lived assets or finite-lived intangibles for the years ended December 31, 2024 and 2023.
Goodwill
Goodwill consists of the excess cost of an acquired business over the fair market value of the underlying net assets. We review goodwill annually for impairment, or more frequently if impairment indicators arise. We do not amortize such assets.
The Company performs an annual impairment test as of October 1 of each year or more frequently if events or changes in circumstances indicate that the asset may be impaired. As our business is highly integrated and its components have similar economic characteristics, we have concluded we operate as one reporting unit at the entity level. We evaluate goodwill for potential impairment on an annual basis or when if indicators of impairment exist during the year. When we evaluate goodwill for potential impairment, generally, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. A qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance and other entity or reporting unit specific events. If we determine qualitatively that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if we decide to bypass the qualitative assessment, we perform a quantitative analysis. The quantitative analysis is used to identify both the existence of impairment and the amount of impairment loss by comparing the estimated fair value of a reporting unit to its carrying value. The estimated fair value is based on forward-looking estimates of performance and cash flows of our reporting unit, which are based on historical operating results, adjusted for current and expected future market conditions, as well as various internal projections and external sources. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss would be recognized in our Consolidated Statements of Operations in an amount equal to the excess of the carrying value over the estimated fair value, limited to the total amount of goodwill allocated to that reporting unit.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
We performed our annual impairment analysis for the years ended December 31, 2024 and 2023 and did not identify any indicators of impairment.
Earnings per Unit
Basic and dilutive net income or loss per unit is calculated by dividing net income or loss available to unitholders by the weighted average member units outstanding for the respective period.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs amounted to $0.2 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively, and are included within selling, general and administrative expenses in the Consolidated Statements of Operations.
Unit-based Compensation
As of December 31, 2024 and 2023, the Company participates in a unit-based employee compensation plan with Parent Holdings, which is described further in Note 14. The Company accounts for unit-based compensation by recording expenses using the fair value of the incentive unit awards at the time of grant. In estimating the fair value of the incentive units granted, the Company utilized the option pricing model (“OPM”), in the form of a single stochastic valuation process applying the Black-Scholes Pricing Model (“BSPM”), along with the Monte-Carlo simulation model (“MCSM”). The BSPM and MCSM provide the ability to analyze financial instruments within a complex capital structure and whose values derived from variable significant inputs and assumptions along with future financial outcomes upon future events such as change of control or capital raise (such as an IPO). The application of the valuation method involves inputs and assumptions that are judgmental and highly sensitive.
The Company recognizes expenses associated with such incentive unit awards over the service period when the grant is service based. The unit-based compensation expense for performance-based incentive units is recognized when management determines that it is probable that the performance criteria is met and if and only if participant has been continuously employed by or continuously providing services to the Company from the vesting start date through the date of which the performance criteria is met. The Company’s accounting policy is to recognize forfeitures as they occur. The Company may make cash payments on behalf of Parent Holdings to repurchase vested incentive units and forfeit the unvested incentive units due to termination or departure of an employee or member of the Board of Directors. Upon the repurchase, the Company records the repurchase price (which under the terms of the grant agreements will be at fair value) as member distribution, and the previously recognized compensation expenses for unvested incentive units are reversed.
Income Taxes
The Company is a limited liability company formed under state statutes and taxed for federal and state purposes as a pass-through entity. Therefore, Intermediate Holdings, the direct sole member of the Company, reports the Company’s taxable income or loss on the Intermediate Holdings’ respective tax return. Accordingly, no provision for income taxes has been made in the accompanying consolidated financial statements for federal and state income taxes.
The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold. A tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position, or the statute of limitations concerning such issues lapses. The Company determined there were no uncertain tax provisions, interest or penalties as of December 31, 2024 and 2023. If there are any interest or penalties, they are expensed as incurred. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months.
Foreign Currency Transactions
Transactions in foreign currencies are translated into the functional currency (USD) using exchange rates prevailing at the dates of the transactions. Gains and losses on foreign currency transactions are recognized in Consolidated Statements of Operations.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Segment
The Company operates in one segment based upon the financial information used by its Chief Operating Decision Maker (“CODM”) in evaluating the financial performance of its business and allocating resources. The single segment represents the Company’s core business of selling salt products to its customers. See Note 18 Segment Information for further information on the Company’s reportable segment.
Recent Accounting Pronouncements
Accounting guidance recently adopted
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires all public entities, including public entities with a single reportable segment, to provide, in interim and annual periods, one or more measures of segment profit or loss used by the chief operating decision maker to allocate resources and assess performance. Additionally, the standard requires disclosures of significant segment expenses and other segment items as well as incremental qualitative disclosures.
The Company adopted ASU 2023-07 effective December 31, 2024, on a retrospective basis. The adoption of 2023-07 did not change the way that the Company identifies its reportable segments and, as a result, did not have a material impact on the Company’s segment-related disclosures. Refer to Note 18 Segment Information for further information on the Company’s reportable segment.
Accounting guidance not yet adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) and in January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-03. ASU 2024-03 will require us to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization, as applicable, included in certain expense captions in the Consolidated Statements of Operations, as well as qualitatively describe remaining amounts included in those captions. ASU 2024-03 will also require us to disclose both the amount and the Company’s definition of selling expenses. ASU 2024-03 is effective for public business entities for annul periods beginning after December 15, 2026. We will adopt ASU 2024-03 in our consolidated financial statements as of and for the year ending December 31, 2027 using a prospective transition method.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025 amends the guidance in ASC 326 to simplify the estimation of credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. Entities are required to disclose their practical expedient and accounting policy elections. The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. We will adopt ASU 2025-5 in our consolidated financial statements as of and for the year ending December 31, 2026. We do not anticipate significant impact in adopting this standard.
The Company continues to monitor new accounting pronouncements issued by the FASB and does not believe any accounting pronouncements issued through the date of this report will have a material impact on the Company’s consolidated financial statements.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Note 3. Accounts receivable
Accounts receivable, net of allowance for expected credit losses, is as follows:

	December 31,
	2024	2023
Accounts receivables	$13,927,099	$13,541,329
Less: allowance for expected credit losses	(412,392)	(178,032)
Total	$13,514,707	$13,363,297

Note 4. Inventories
Inventories are as follows:

	December 31,
	2024	2023
Finished goods	$2,447,002	$1,648,828
Packaging and supplies	3,934,524	4,067,575
Maintenance materials	2,485,517	2,010,294
Total	$8,867,043	$7,726,697

Maintenance materials exclude certain materials of $4.8 million as of December 31, 2024 and 2023, respectively, that are not expected to be consumed within the next twelve months. These amounts are classified under other inventories in the Consolidated Balance Sheets. Finished goods are shown at net realizable amount which includes write downs for obsolescence of $0.2 million as of December 31, 2024 and 2023.
In September 2024, the Company incurred loss due to fire in one of its leased warehouses. As a result of the incident, the Company wrote off approximately $0.8 million of inventory, which was fully recovered from the insurance.
In July 2023, the Company’s production facility and warehouse were flooded. Due to the flood, the Company incurred a total of $1.2 million loss, which includes write-off of approximately $23 thousand of net equipment, $0.6 million of inventory and $0.6 million cost of repair. The loss is reported as “Loss due to casualty” in the Consolidated Statements of Operations for the year ended December 31, 2023.
Note 5. Prepaid expenses
Prepaid expenses are as follows:

	December 31,
	2024	2023
Prepaid insurance	$751,562	$787,775
Prepaid real estate taxes	57,526	65,420
Prepaid health benefits	31,233	31,233
Other prepaid expenses	228,507	397,072
Total	$1,068,828	$1,281,500

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Note 6. Plant, property and equipment, net
Plant, property and equipment, net are as follows:

	December 31,
	2024	2023
Land	$2,000,900	$2,000,900
Buildings and improvements	18,212,581	16,393,990
Machinery and equipment	58,826,588	47,145,358
Salt reserves	275,302,068	275,177,884
Construction in process	7,948,034	8,439,261
	362,290,171	349,157,393
Accumulated depreciation and depletion	(34,229,730)	(22,357,995)
	$328,060,441	$326,799,398

Depreciation and depletion expense are included in the following financial statement line items in the Consolidated Statements of Operations:

	December 31,
	2024	2023
Cost of revenue	$11,690,002	$9,457,020
Selling, general and administrative expense	187,277	153,389
Total	$11,877,279	$9,610,409

The Company recognized a loss from disposal of $0.3 million and $0.4 million on the Consolidated Statements of Operations for the years ended December 2024 and 2023, respectively.
Note 7. Goodwill and Intangible assets
Goodwill
Goodwill as of December 31, 2024 and 2023 amounted to $28.1 million for both years. There was no impairment of goodwill for the years ended December 31, 2024 and 2023.
Intangible Assets
Intangible assets and related accumulated amortization which are included in intangible assets, net in the Consolidated Balance Sheets are as follows:

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Amount
Tradename	$21,800,000	$(5,219,318)	$16,580,682
Customer relationships	2,400,000	(537,333)	1,862,667
	$24,200,000	$(5,756,651)	$18,443,349

	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Amount
Tradename	$21,800,000	$(3,707,179)	$18,092,821
Customer relationships	2,400,000	(381,657)	2,018,343
	$24,200,000	$(4,088,836)	$20,111,164

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Amortization expense of the finite-lived intangible assets for the years ended December 31, 2024 and 2023 was $1.7 million, and is included in selling, general and administrative expenses in the Consolidated Statements of Operations. The estimated net amortization expense for the finite-lived intangible assets for the next five years is $1.7 million per year, and $9.9 million thereafter. The remaining useful lives for the intangible assets is 11 years.
Note 8. Accrued liabilities
Accrued liabilities consisted of the following:

	December 31,
	2024	2023
Accrued payroll, bonus and employee benefits	$3,816,973	$3,695,360
Insurance accruals	484,107	522,711
Other accruals	852,737	1,517,782
Total	$5,153,817	$5,735,853

Note 9. Asset retirement obligations
The following summarizes the changes in the asset retirement obligation during the period:

	Year ended December 31,
	2024	2023
Asset retirement obligation, beginning of year	$549,171	$690,577
Liabilities incurred	124,184	—
Changes in estimated obligations	—	(237,658)
Accretion of expense	78,479	96,252
Asset retirement obligation, end of year	$751,834	$549,171

In connection with certain contracts, the Company is required to hold surety bonds. These bonds are supported by a general agreement of indemnity in favor of the sureties. As of December 31, 2024 and 2023, the Company had surety bonds outstanding with an aggregate stated amount of $1.1 million. The bonds relate primarily to the salt well plugging projects and generally expire and are renewed annually.
The Company’s estimated abandonment costs related to plugging and abandonment of injection wells under these surety bonds are reported as part of asset retirement obligation in the Consolidated Balance Sheets. As of December 31, 2024 and 2023, management has not identified any defaults, and no accrual related to these bonds has been recorded. Bond premiums paid are recorded as prepaid expenses and amortized over the period of benefit.
Note 10. Long-term debt
Long-term debt consists of the following:

	December 31,
	2024	2023
Term loan	$ 220,040,000	$ 227,360,000
Unamortized debt issuance	(1,943,328)	(2,758,177)
Current portion	(2,320,000)	(2,320,000)
Long-term portion	$ 215,776,672	$ 222,281,823

In July 2021, the Company entered into a credit agreement with Ares Capital Corporation, as the administrative agent, and other parties thereto. The credit agreement consists of a $232 million term loan, and up to $25 million of revolving line of credit.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Interest rate for the term loan and revolving line of credit as of December 31, 2024 was 10%, which was SOFR plus 5.40%. Interest rate for the term loan and revolving line of credit as of December 31, 2023 was 11.04%, which was SOFR plus 5.65%. Interest rate for the revolving line of credit is the greater of 4.50% plus prime rate, NYFRB (New York Federal Reserve Bank) rate plus 5.00% or SOFR (subject to .75% floor) plus 5.50%-5.65%.
The term loan requires quarterly principal payments of $580 thousand commencing on March 31, 2022 through maturity date of July 19, 2028, at which time the remaining principal balance is due. The term loan is subject to mandatory excess cash flow payments commencing for the year ended December 31, 2022 as defined in the credit agreement, not to exceed $5 million for any fiscal year. As of December 31, 2024 and 2023, the Company was not required to make additional term loan repayments due to Excess Cash Flow for the years ended December 31, 2024 and 2023. The revolving line of credit expires on July 19, 2026 and is subject to commitment fee of 0.50% per annum. The Company had no borrowings outstanding on the revolving line of credit as of December 31, 2024 and 2023. The unused amount of credit available under this facility is $25.0 million as of December 31, 2024 and 2023.
The term loan and the revolving line of credit are secured by substantially all of the assets of the Company and subject to certain financial covenants. The Company was in compliance with all financial covenants as of December 31, 2024 and 2023.
In relation to the credit agreement, the Company paid debt issuance cost of $5.1 million, which is amortized over the life of the credit agreement using effective interest rate of 6.83%. Amortization of debt issuance cost for the years ended December 31, 2024 and 2023 was $0.8 million and $0.9 million, respectively, and is included in interest expense in the Consolidated Statements of Operations.
The following table summarizes the annual maturities of the principal amount of total debt due as of December 31:

2025	$2,320,000
2026	2,320,000
2027	2,320,000
2028	213,080,000
$ 220,040,000

Note 11. Fair value measurement
U.S. GAAP establishes a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:
•	Level 1 - Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3 - Unobservable inputs for which there is little or no market data, and which require us to develop our own estimates and assumptions reflecting those that a market participant would use.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There were no instruments measured at fair value on a recurring basis using significant unobservable inputs during the years ended December 31, 2024 and 2023.
The valuation techniques that may be used to measure fair value are as follows:
•	Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
•	Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts; and
•	Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (i.e., replacement cost).
All of our money market funds are classified within Level I of the fair value hierarchy because they were valued using quoted prices in active markets.
Our cash and cash equivalents consisted of the following:

	December 31, 2024
	Carrying Value	Fair Value
Cash	$179,541	$179,541
Money Market funds	7,182,490	7,182,490
Total cash and cash equivalents	7,362,031	7,362,031

	December 31, 2023
	Carrying Value	Fair Value
Cash	$634,453	$634,453
Money Market funds	10,068,122	10,068,122
Total cash and cash equivalents	10,702,575	10,702,575

Disclosure of Fair Values
The carrying amounts of accounts receivable, accounts payable and accrued expenses approximate their fair value as of December 31, 2024 and 2023 due to the relatively short duration of these instruments. Additionally, the carrying value of our debt associated with the term loan facility approximates fair value because the interest rates are variable and reset on relatively short durations to then-market rates.
Note 12. Member’s equity
In connection with the formation of the Company, the capital structure consists of one class of Member’s Units (the “Units”). 100 Units were issued to US Salt Intermediate Holdings, LLC in connection with acquisition of the Company in July 2021, and are outstanding as of December 31, 2024 and 2023.
Note 13. Earnings per unit
Basic and dilutive net income or loss per unit is calculated by dividing net income or loss available to unitholders by the weighted average member units outstanding for the respective period. The following table shows the calculation of basic and diluted earnings (loss) per unit:

	Year ended December 31,
	2024	2023
Net income (loss)	$5,026,526	$(2,031,500)
Weighted average member units outstanding	100	100
Earnings (loss) per unit (basic and diluted)	$50,265.26	$(20,315.00)

Note 14. Unit-based Compensation
In 2022, the Company approved an Equity Incentive Pool Plan (the “Incentive Plan”) which provides for the issuance of units of Parent Holdings, the majority owner of Intermediate Holdings (the Company’s Parent), to certain employees and members of the Board of Directors of the Company which allows the recipients to potentially participate in a future

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
increase in the value of the Company. Although the units are issued by Parent Holdings, the Company recognizes compensation expense in its consolidated financial statements because its employees and members of the Board of Directors provide services to the Company and benefit from the awards. The units are issued for no consideration.
Based on the terms of Class B incentive unit grant agreements, Class B incentive units are issued to the Company’s certain employees and members of the Board of Directors. In each of the grant agreements, 40% of the total Class B incentive units granted has service conditions, which is service-based vesting (“time-vesting incentive units”), and 60% of the total Class B incentive units granted has both service and performance conditions (“performance-based incentive units”). Time-vesting incentive units vests over the requisite service period of five years, subject to the recipient remaining an employee or member of the Board of Directors of the Company through each vesting date. The performance-based incentive units may vest upon the consummation of a sale of Parent Holdings, provided the participants have remained continuously employed or provided services from the vesting start date through the sale date. Vesting occurs in three tranches as follows: (i) one-third of the performance-based incentive units vest upon the consummation of a sale of the Parent Holdings if the Investor Return is equal to or greater than 2.0; (ii) an additional one-third of the performance-based incentive units vest upon the consummation of a sale of the Parent Holdings if the Investor Return is equal to or greater than 2.5; and (iii) an additional one-third of the performance-based incentive units vest upon the consummation of a sale of the Parent Holdings if the Investor Return is equal to or greater than 3.0. The performance-based incentive units that do not vest upon the consummation of a sale of Parent Holdings shall be immediately forfeited upon such sale of the Parent Holdings with no compensation or other payment due to the employee and the members of the Board of Directors. No expense was recognized for the years ended December 31, 2024 and 2023 for the performance-based incentive units as it is not probable that the performance conditions will be met.
Vested Class B incentive units that are performance-based incentive units are subject to a “Participation Threshold” before distribution of profit or distribution of sales proceeds from the sale of Parent Holdings. Unless otherwise determined by the Board of Directors of Parent Holdings, on the date of each grant of Class B incentive units, pursuant to a grant made under a Class B incentive unit grant agreement or similar agreement, the Board of Directors of Parent Holdings shall establish an initial “Participation Threshold” amount in respect of each Class B incentive unit granted on such date. The initial Participation Threshold in respect of a Class B incentive unit shall be equal to or greater than (i) the amount that would be distributed with respect to a Class A incentive unit ratably among Class A unitholders until the aggregate unreturned capital of Class A incentive units has been reduced to zero in a hypothetical transaction in which Parent Holdings sold all of its assets for Fair Market Value and distributed the proceeds therefrom in liquidation of Parent Holdings as determined immediately prior to the issuance of such Class B incentive unit, but taking into account all Capital Contributions, if any, with respect to any Unit issued as part of the issuance of such Class B incentive unit) minus (ii) the total Capital Contributions (if any) made by the holder receiving such Class B incentive unit with respect to all Class B incentive unit received by such holder as part of the same issuance. Parent Holdings may periodically update the initial Participation Threshold from time to time as necessary to reflect any adjustments to the Participation Thresholds of outstanding Class B incentive unit required. As of December 31, 2024 and 2023, the total Participation Thresholds of Class B incentive units were $193.5 million and $187.1 million, respectively.
The following table presents the key weighted-average assumptions used in determining the fair value for the Class B incentive units granted during the years ended December 31, 2024 and 2023:

	2024	2023
Fair value of Class B incentive unit	$484.09	$424.73
Risk-free interest rate	4.27%	3.93%
Volatility	60.0%	70.0%
Dividend yield	0.0%	0.0%
Expected term	3 years	4 years

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
The following table summarizes Class B incentive units activity for the years ended December 31, 2024 and 2023:

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Term (In Years)
Outstanding, January 1, 2023	13,753	$—	2.25
Granted	7,503	—
Repurchased	—	—
Forfeited	(3,662)	1,000
Outstanding, December 31, 2023	17,594	$1,000	3.61
Granted	681	1,000
Repurchased	(318)	1,000
Outstanding, December 31, 2024	17,597	$1,000	2.68
Exercisable, December 31, 2024	2,164	$1,000	2.38

Under the valuation methodology theory underlying the option pricing model, the fair value of the Class B incentive units is comprised of intrinsic and extrinsic values. Considering the specific features and attributes of the Class B incentive units, the entire fair value of the units is comprised of the underlying extrinsic value (i.e., the present value of the potential future benefits as of the respective measurement dates) while no value is assigned to the intrinsic value as of the years ended December 31, 2024 and 2023. The weighted-average grant date fair value of Class B incentive unit awards granted during the years ended December 31, 2024 and 2023 were $381.30 and $372.32, respectively.
As of December 31, 2024, the remaining unrecognized compensation expense for the time-vesting incentive unit for each year until fully vested is as:

2025	$480,515
2026	447,862
2027	325,219
2028	155,164
$1,408,760

Note 15. Retirement plan
The Company has a defined contribution 401(k) retirement plan (the “401(k) Plan”), which covers union and non-union employees, to provide retirement benefits for all eligible employees. Employees, who are over 18 years of age and have completed 90 days of services, are eligible to participate in the 401(k) Plan. The 401(k) Plan allows eligible employees to make salary-deferred contributions up to 75% of their pre-tax annual compensation, as defined in the 401(k) Plan, as long the total contributed does not exceed the maximum annual amount under the Internal Revenue Code. Long-term part-time employees may be eligible to make payroll contributions to the 401(k) Plan if such long-term part-time employees work at least 500 hours but less than 1,000 hours during three consecutive 12-month periods. However, Long-term part-time employees may not be eligible for the employer contributions.
Union Employees – The 401(k) Plan has a profit-sharing feature that the Company makes an annual contribution of 2.5% of the employee’s eligible gross compensation each year from 2019 through 2025 based on the Summary of Benefits and Coverage document. Company contributions vest 100% upon the completion of the first year of service.
Non-Union Employees – The Company makes a semi-monthly Safe Harbor contribution of 100% of the employees’ contribution for that pay period for the first 3% and 50% of the remaining 2%, up to a maximum of 5% of the employee’s eligible gross compensation for that pay period. Company’s Safe Harbor contributions vest 100% immediately.
The Company’s employer portion of contributions, for the years ended December 31, 2024 and 2023, were $0.2 million and $0.2 million, respectively.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Note 16. Related party transaction
Management Fees
On July 19, 2021, the Company entered into a Professional Services Agreement with Emerald Lake, who will provide financial and management consulting services. Emerald Lake agreed to consult with the Company’s Board of Directors and the oversight of management on business and financial matters including company strategy, budgeting of future investments, acquisition and divestiture strategies, and debt and equity financings. In consideration of Emerald Lake’s services, the Company pays Emerald Lake Management Fee, the greater of $1.9 million or 1% of Emerald Lake Investment. The Management Fee is payable in cash in quarterly installments equal to the greater of $0.5 million and 0.25% of Emerald Lake Investment. The Management Fee were $1.9 million for both years ended December 31, 2024 and 2023; and were reported in the selling, general, and administrative expenses in the accompanying Consolidated Statements of Operations. As of December 31, 2024 and 2023, there were no unpaid management fees in the accompanying Consolidated Balance Sheets.
Parent Holdings Equity Incentive Pool Plan
Certain employees and members of the Board of Directors of the Company were granted participation in the Equity Incentive Pool Plan of Parent Holdings (the “Plan”). The Company recognizes unit-based compensation expenses for awards under the Plan and records the related expenses in its consolidated financial statements as the costs are deemed to be for the benefit of the Company (see Note 14). The compensation expenses recognized under the Plan were recorded by the Company as member contribution.
Parent Holdings Class A Incentive Units and Subscription Notes Receivable
Parent Holdings offers Class A Incentive Units to certain employees and members of the Board of Directors through payments in cash or subscription notes receivable. The issuance of Class A Incentive Units is based on the value approved by the Board of Directors of Parent Holdings. Cash received by the Company on behalf of Parent Holdings for the issuance of Class A Incentive Units of Parent Holdings was recorded as member contribution since the cash is retained by the Company. The Company also collects payments on the subscription notes receivable on behalf of Parent Holdings annually through annual bonus. The bonus payments to employees applied to subscription notes receivable are recorded as member contribution. The Company may make cash payments on behalf of Parent Holdings to repurchase Class A Incentive Units due to termination or departure of an employee. The cash payments made by the Company on behalf of Parent Holdings are recorded as member distribution.
The activities of Class A Incentive Units and subscription note receivable held by the Company’s employees and members of the Board of Directors are summarized as follows:

	Class A Incentive Units	Amount	Subscription Receivable
Outstanding, January 1, 2023	800	$800,000	$525,000
Issuance	204	250,000	—
Repurchase	(250)	(250,000)	—
Outstanding, December 31, 2023	754	800,000	525,000
Issuance	65	113,529	—
Repurchase	(185)	(136,472)	(300,000)
Repayment	—	—	(60,000)
Outstanding, December 31, 2024	634	$777,057	$165,000

The Class A Incentive Units held by members of the Company’s Board of Directors as of December 31, 2024 and 2023 are 350 units in the amount of $0.4 million for both years. Subscription receivable is reported net of member’s equity account in the Consolidated Statements of Changes in Member’s Equity.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Member Contribution and Member Distribution
The elements of member contribution were as follows:

	Year ended December 31,
	2024	2023
Cash contribution from member	$7,191,458	$—
Cash received on behalf of Parent Holdings for the issuance of Class A Incentive Units	13,528	—
Payments collected on the subscription notes receivable on behalf of Parent Holdings through annual bonus	60,000	—
Unit-based compensation expense	548,602	279,277
Total member contribution	$7,813,588	$279,277

The elements of member distribution were as follows:

	Year ended December 31,
	2024	2023
Tax distributions	$ (9,288,766)	$—
Cash payments made on behalf of Parent Holdings to repurchase Class A Incentive Units due to termination or departure of an employee	(330,000)	—
Total member distribution	$ (9,618,766)	$—

Note 17. Commitments and Contingencies
Leases
The Company enters into leases for warehouses, rail cars, forklifts, office equipment, office space and certain other types of property and equipment. The leases consist of operating and financing leases expiring in various years through 2030.
The elements of the lease costs were as follows:

	Year ended December 31,
	2024	2023
Operating lease expense:
Operating lease expense	$857,093	$867,440
Finance lease expense:
Amortization of lease assets	$92,308	$32,207
Interest on lease liabilities	48,857	16,694
Total finance lease cost	$141,165	$48,901
Short term lease expense	$678,755	$510,213
Variable lease expense	383,788	435,349
Total lease expense	$2,060,801	$1,861,903

Lease term and discount rate information related to leases was as follows:

	Year ended December 31,
	2024	2023
Weighted-average remaining lease term (in years):
Operating leases	2.98	2.32
Finance leases	4.78	5.71
Weighted-average discount rate:
Operating leases	11.50%	8.12%
Finance leases	10.64%	10.59%

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
Supplemental cash flow information related to leases was as follows:

	Year ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance lease (interest payments)	$48,857	$16,694
Operating cash flows from operating leases	$850,676	$811,981
Financing cash flows from finance lease	$72,638	$33,655
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$1,243,375	$362,943
Finance leases	$—	$493,803

Future maturities of lease liabilities are as follows as of December 31, 2024:

	Operating Leases	Finance Lease
2025	$834,580	$118,530
2026	691,262	118,530
2027	248,796	118,530
2028	27,500	94,417
2029	—	55,200
Thereafter	—	32,200
Total future undiscounted lease payments	1,802,138	537,407
Imputed interest	(195,043)	(117,075)
Present value of lease payments	1,607,095	420,332
Current portion	709,098	76,982
Long-term portion of lease payments	$897,997	$343,350

Contingencies
The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not be material to the Company’s consolidated financial position, results of operations, or cash flows.
Commitments
The Company is not contractually committed to any planned capital expenditure until actual orders are placed for equipment or services. As of December 31, 2024 and 2023, the Company had $11.0 million and $13.6 million for open equipment and construction contracts, respectively.
Note 18. Segment Information
The Company operates as a single segment represented by our core business of producing evaporated and specialty salts serving consumer, food, pharmaceutical, and industrial customers throughout North America. Our Chief Operating Decision Maker (“CODM”) neither manages the business nor deliberately allocates resources by service line, geography, or end market. One customer accounted for 14.8% and 11.8% of the Company’s total revenue during the years ended December 31, 2024 and 2023, respectively.
The CODM is our Chief Executive Officer. The CODM assesses performance for the Company and decides how to allocate resources based on significant expense categories that contribute to net income (loss), as outlined below. The CODM uses these varying results to prioritize the reinvestment of profits within the Company. These results are also used in assessing the Company’s performance and determining management’s compensation. The CODM does not review assets in evaluating the results of the Company, and therefore, such information is not presented.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
The following tables provide the operating financial results of the Company:

	Year ended December 31,
	2024	2023
Revenue	$123,088,183	$111,057,828
Cost of revenue	68,224,649	65,180,147
Depreciation, amortization and depletion	13,545,093	11,278,223
Selling expense	3,849,290	3,179,078
Administrative expense	3,841,433	3,200,883
Interest expense	24,413,242	25,670,607
Other segment items	4,187,950	4,580,390
Net income (loss)	$5,026,526	$(2,031,500)
Capital expenditures - purchases of plant, property and equipment	$(13,387,493)	$(9,335,678)

Other segment items include loss due to casualty; foreign currency gain (loss), unit-based compensation expenses, management fees paid to Emeral Lake, and certain non-recurring expenses including severance expense, and retention bonuses, consulting fees paid to Board of Director, and other consulting fees etc.
Note 19. Subsequent events
Management has performed an analysis of the activities and transactions subsequent to December 31, 2024 to determine the need for any adjustments to and disclosures within the consolidated financial statements for the year ended December 31, 2024. Management has performed their analysis through December 23, 2025, the date the consolidated financial statements were available to be issued.
On December 8, 2025, ContextLogic Holdings Inc. (“ContextLogic”), incorporated in the state of Delaware and traded on the OTC (Over-the-Counter) market under the trade symbol LOGC, entered into a Purchase Agreement (the “Purchase Agreement,” or the “Transaction”) with the various parties to acquire Parent Holdings and its subsidiaries, which include the Company. Under the proposed terms of the Purchase Agreement, the aggregated transaction consideration to be paid is approximately $907.5 million, subject to customary adjustments for working capital, cash, and debt. ContextLogic expected to fund the cash portion of the consideration through a combination of $215 million in new term debt and a $25 million of revolving facility, $115 million in rights offering, and existing cash reserves. Additionally, ContextLogic will settle the estimated total indebtedness of $206 million of the Company. The transaction consideration also includes $324 million in rollover equity to ContextLogic, payment of estimated seller transaction expenses and employee ownership bonus payout, and $3 million of escrow funding and expense reserve funding. After these adjustments, the estimated cash consideration will be approximately $366 million. The board of directors of both ContextLogic and Parent Holdings have approved the proposed Purchase Agreement. The Transaction is expected to close in the first half of 2026 subject to customary approvals and closing conditions. ContextLogic intends to pursue a listing on a national securities exchange following the closing of the Transaction.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(UNAUDITED)

	September 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$6,073,549	$7,362,031
Accounts receivable, net	12,801,740	13,514,707
Inventories	9,254,001	8,867,043
Prepaid expenses	1,400,714	1,068,828
Total Current Assets	29,530,004	30,812,609
Non-current Assets
Plant, property and equipment, net	322,828,078	328,060,441
Goodwill	28,120,191	28,120,191
Intangibles, net	17,192,490	18,443,349
Operating lease right-of-use assets	1,319,867	1,608,264
Finance lease right-of-use assets	393,799	405,863
Other inventories	5,610,685	4,783,497
Total Non-current Assets	375,465,110	381,421,605
Total Assets	$404,995,114	$412,234,214
LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Accounts payable	$6,816,234	$9,129,593
Accrued liabilities	5,324,423	5,153,817
Current maturities of long- term debt	2,320,000	2,320,000
Current portion of operating lease liability	682,121	709,098
Current portion of finance lease liability	47,019	76,982
Total Current liabilities	15,189,797	17,389,490
Non-current Liabilities
Long-term debt, net of current maturities	203,574,351	215,776,672
Long-term portion of operating lease liability	657,356	897,997
Long-term portion of finance lease liability	379,867	343,350
Asset retirement obligations	797,018	751,834
Total Liabilities	220,598,389	235,159,343
Member’s Equity
Member’s units, 100 units issued and outstanding	182,152,726	185,446,903
Retained earnings (accumulated deficit)	2,243,999	(8,372,032)
Total Member’s Equity	184,396,725	177,074,871
Total Liabilities and Member’s Equity	$404,995,114	$412,234,214

See Notes to Condensed Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
Nine months ended September 30, 2025 and 2024
(UNAUDITED)

	9/30/2025	9/30/2024
Revenue	$98,290,999	$90,647,601
Cost of Revenue	61,056,275	59,026,483
Gross Profit	37,234,724	31,621,118
Selling, general and administrative expenses	10,468,613	9,833,238
Loss due to casualty	—	770,259
Loss on disposal of plant, property and equipment	39,118	116,416
Operating Income	26,726,993	20,901,205
Other Income (Expenses)
Interest expense	(16,157,308)	(18,699,817)
Foreign currency (gain) loss	46,346	(72,761)
Net Income (Loss)	$10,616,031	$2,128,627
Weighted average member units outstanding	100	100
Earnings (loss) per unit (basic and diluted)	$106,160.31	$21,286.27

See Notes to Condensed Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Member’s Equity
Nine months ended September 30, 2025 and 2024
(UNAUDITED)

	Member Units		Accumulated Deficit	Total Member’s Equity
	Units	Amount
Balance, January 1, 2024	100	$187,252,081	$(13,398,558)	$173,853,523
Member’s contributions	—	7,664,792	—	7,664,792
Member’s distributions	—	(7,583,555)	—	(7,583,555)
Net income	—	—	2,128,627	2,128,627
Balances, September 30, 2024	100	$187,333,318	$(11,269,931)	$176,063,387

	Member Units		Retained Earnings (Accumulated Deficit)	Total Member’s Equity
	Units	Amount
Balances, January 1, 2025	100	$185,446,903	$(8,372,032)	$177,074,871
Member’s contributions	—	402,406	—	402,406
Member’s distributions	—	(3,696,583)	—	(3,696,583)
Net income	—	—	10,616,031	10,616,031
Balances, September 30, 2025	100	$182,152,726	$2,243,999	$184,396,725

See Notes to Condensed Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
Nine months ended September 30, 2025 and 2024
(UNAUDITED)

	9/30/2025	9/30/2024
Cash Flow from Operating Activities
Net income (loss)	$10,616,031	$2,128,627
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation, depletion, and amortization	11,314,885	9,990,300
Loss due to casualty	—	770,259
Amortization of debt issuance cost	537,679	619,857
Bad debt recovery	(36,650)	(36,019)
Unit-based compensation expense	350,857	411,452
Loss on disposals of fixed assets	39,118	116,416
Non-cash lease expense	657,218	639,743
Amortization of finance right-of-use assets	77,577	75,363
Interest on finance leases	31,581	37,108
Accretion of asset retirement obligation	61,184	57,858
Changes in operating assets and liabilities:
Accounts receivable	749,617	377,366
Inventory	(386,958)	(911,068)
Prepaid expenses	(331,886)	(72,749)
Other inventories	(827,188)	(99,388)
Accounts payable	(1,143,582)	(1,870,936)
Operating lease liabilities	(636,096)	(632,089)
Accrued liabilities	170,605	(1,096,317)
Net Cash Provided by Operating Activities	21,243,992	10,505,783
Cash Flow from Investing Activities
Purchases of plant, property, and equipment	(6,056,558)	(8,416,453)
Net cash Used in Investing Activities	(6,056,558)	(8,416,453)
Cash Flow from Financing Activities
Repayment of principal on term loan	(12,740,000)	(6,740,000)
Repayment of principal of finance leases obligations	(90,882)	(96,377)
Member’s contributions	51,549	7,253,340
Member’s distributions	(3,696,583)	(7,583,555)
Net Cash Used in Financing Activities	(16,475,916)	(7,166,592)
Net Change in Cash and Cash Equivalents	(1,288,482)	(5,077,262)
Cash and Cash Equivalents, Begin of Year	7,362,031	10,702,575
Cash and Cash Equivalents, End of Year	6,073,549	5,625,313
Supplemental cash flow information
Cash paid for interest	$15,930,546	$18,518,647
Supplemental non-cash investing and financing information:
Noncash contribution of US Salt Parent Holdings, LLC related to unit-based compensation expense	$350,857	$411,452
Plant, property, and equipment in accounts payable	$1,169,777	$(467,815)
Additions and changes in asset retirement obligations	$16,000	$(81,902)

See Notes to Condensed Consolidated Financial Statements

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Note 1. Nature of operations and basis of presentation
Nature of Business – On July 19, 2021, US Salt Holdings, LLC was formed and incorporated in Delaware and purchased 100% of the outstanding membership interest in US Salt Investors, LLC, which owns 100% of US Salt, LLC. Emerald Lake Capital LP (“Emerald Lake”) together with Emerald Lake Pearl Acquisition, LP, Emerald Lake Pearl Acquisition-A, LP, and Emerald Lake Pearl Holding LLC indirectly purchased approximately 99.5% of the Class A incentive units of US Salt Parent Holdings, LLC (“Parent Holdings”) from EL US Salt Aggregator, LP (“Aggregator”). Parent Holdings and Aggregator own 99% and 1% (collectively “Emerald Lake Investment”), respectively, of US Salt Intermediate Holdings, LLC (“Intermediate Holdings”), which owns 100% of US Salt Holdings, LLC.
US Salt Holdings, LLC and its subsidiaries (“US Salt,” the “Company,” “we,” “us,” “our”) operates a single solution mining facility located in Watkins Glen, New York. The Company mines, processes, packages and sells a range of evaporated salt products used for food and food processing, pharmaceutical, water softening and industrial applications mainly in the U.S. and Canada, and other countries in North America. The Company’s primary products include round cans of salt, packaged pellets, packaged granulated salt, and medical grade salt. The Company’s customers primarily include national retail chains, pharmaceutical companies, food service operators, and independent distributors.
Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim information. The accompanying unaudited condensed consolidated financial statements include the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
The unaudited condensed consolidated financial statements (hereafter referred to as “condensed consolidated financial statements”) include financial information as of and for the nine months ended September 30, 2025 and 2024. These condensed consolidated financial statements and accompanying footnotes should be read in conjunction with the Company’s consolidated financial statements as of and for the year ended December 31, 2024. In the opinion of management, all adjustments, of a normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements. The results of operations for the nine months ended September 30, 2025 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2025.
Note 2. Significant accounting policies
The following is a summary of the significant accounting policies and principles used in the preparation of the condensed consolidated financial statements:
Use of Estimates
The preparation of our condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities, as of the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses for the reporting periods then ended. Actual results could vary from the estimates and assumptions that were used. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates and assumptions. Significant changes, if any, in those estimates and assumptions will be reflected in the condensed consolidated financial statements in future periods.
Significant estimates embedded in the condensed consolidated financial statements include, but not limited to, revenue recognition, impairment analysis of goodwill, depletion of salt reserves, and impairment of long-lived assets and finite-lived intangible assets.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Revenue Recognition
Nature of Revenue Source - The Company manufactures and sells a range of branded and private label evaporated salt products to nationwide retailers, pharmaceutical companies, foodservice operators, and independent distributors. When the Company enters into a sale arrangement with a customer, it believes it is probable that it will collect substantially all the consideration to which it will be entitled in exchange for the goods that will be transferred to the customer. The Company’s customer contracts identify the product, quantity, price, payment terms, and final delivery terms. Payment terms sometimes include early-pay discounts. Although some payment terms may be extended, no terms beyond one year are granted at contract inception.
The Company determines revenue recognition through the following steps:
•	Identification of the contract, or contracts, with a customer
•	Identification of the performance obligations in the contract
•	Determination of the transaction price
•	Allocation of the transaction price to the performance obligations in the contract
•	Recognition of revenue when, or as, the Company satisfies a performance obligation.
Revenue Recognition - Revenue is recognized at the point in time when control is transferred to the customer. In general, control transfers to a customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all the remaining benefits from the product at this point in time. The Company’s revenue is reported as net revenue and is measured as the determinable transaction price, net of any variable consideration such as discounts, sales incentives, rights to return product, and any taxes collected from customers and remitted to governmental authorities.
Performance Obligations - A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The contract’s transaction price is allocated to the performance obligations and recognized as revenue when the performance obligations are satisfied. Substantially all our contracts are of a short-term nature and contain a single performance obligation.
Shipping and handling costs associated with outbound freight, including shipping and handling costs after control over a product is transferred to a customer are accounted for as a fulfillment cost as incurred and are not considered to be a separate performance obligation Shipping and handling costs recorded as a component of cost of revenues were approximately $7.0 million for both nine months ended September 30, 2025 and 2024.
Contract Estimates - Most contracts include some form of variable consideration. The most common forms of variable consideration include discounts, rebates, and sales returns and allowances. Variable consideration is treated as a reduction in revenue when product revenue is recognized. The Company uses the most likely amount method to determine the variable consideration. The Company believes there will not be significant changes to estimates of variable consideration when any related uncertainties are resolved with customers. The Company reviews and updates its estimates and related accruals of variable consideration each reporting period based on the terms of the agreements, historical experience, and any recent changes in the market. Any uncertainties in the ultimate resolution of variable consideration due to factors outside of the Company’s influence are typically resolved within a short timeframe therefore not requiring any additional constraint on the variable consideration.
Approximately 99% of the Company’s revenue are generated from North America, and 92% of which is from domestic sales for the nine months ended September 30, 2025 and 2024. The Company offers customers limited right of return for its non-conforming products in the event of defects. Customer remedies may include either a cash refund or product exchange. Accordingly, the estimated right of return and related refund liability is recorded as a reduction in revenue. Return estimates are reviewed and updated in each reporting period based on historical sales and return experiences. Contract asset and liability balances as of September 30, 2025 and December 31, 2024 are immaterial.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Cost of Revenue
Cost of revenue reflects the costs to produce our products, which primarily consists of labor, employee benefits, materials, depreciation and depletion, shipping and handling, and overhead. Cost of revenue is capitalized in inventory and expensed when control is transferred to the customer.
Accounts Receivable, net and Allowance for Expected Credit Losses
Accounts receivable, net of allowance, are uncollateralized customer obligations billed under contract terms. Accounts receivables are stated at their net realizable value. The Company estimates an allowance for credit losses based upon the evaluation of several factors including related ages of past due receivables, customer type, customer credit worthiness, knowledge of a customer’s financial conditions, historical collection experience, current economic factors, and other factors relevant to assessing the expected credit losses. The Company records uncollectible amounts against the allowance for credit losses once management determines the amount to be uncollectible.
Cash and Cash Equivalents
The Company considers cash on deposit and all highly liquid investments and securities with maturities of three months or less at the time of purchase to be considered cash equivalents. The Company maintains its cash and cash equivalents in accounts in various banks and financial institutions.
Concentration of Credit and Customer Risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable.
Cash balances at various times during the year may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the credit ratings of financial institutions where its cash deposits are held, and has not incurred any losses related to such deposits.
The Company can, at times, be subject to a concentration of credit risk with respect to outstanding accounts receivable. The Company’s customers are located throughout the United States through various channels including national retail chains, pharmaceutical companies, food service operators, and independent distributors. Although the Company generally grants credit without collateral, management believes that its contract acceptance, billing and collection policies are adequate to minimize material credit risk. The Company has one major customer which accounted for over 10 percent of accounts receivable as of September 30, 2025 and December 31, 2024. The company also has one major customer which accounts for over 10% of revenue for the nine months ended September 30, 2025 and year ended December 31, 2024.
Inventories and Other Inventories
Salt is reported as inventory at the point in time it is extracted from the brine well. Salt inventories, packaging, supplies, and maintenance materials are valued at the lower of cost or net realizable value, with cost determined on standard costing method. Substantially all costs associated with the production of finished goods, such as labor, supplies, equipment cost, inbound freight and overhead (including depletion of salt reserves), are captured as inventory costs. Maintenance materials are expensed as consumed or capitalized into plant, property and equipment if it meets the criteria of a capital expenditure. Additionally, maintenance materials that are not expected to be used in the next twelve months from the balance sheet date are recorded as other inventories in the Condensed Consolidated Balance Sheets.
Management monitors inventory levels and adjusts valuation for slow-moving, shrinkage, obsolescence, and markdowns. The Company accounts for slow-moving or obsolete inventory that is established based on management’s estimates of the net realizable value of the related products at the end of each reporting period.
Plant, Property and Equipment, Net
Property and equipment is stated at cost less accumulated depreciation and depletion. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When depreciable properties are retired or sold, the

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the Company’s Condensed Consolidated Statements of Operations. Depreciation is provided using the straight-line method, based on the useful lives of assets which range from three to twenty years.
Plant, property and equipment also includes salt reserves, which consist of brine fields and underground salt bed owned by the Company. Salt reserves are depleted on a units-of-production basis based on estimated annual consumption as extraction of reserves takes place.
The following table summarizes the estimated useful lives of the Company’s different classes of plant, property and equipment:

Years
Buildings and improvements	10 - 20
Machinery and equipment	3 -14

Construction in Process (CIP) represents the accumulated costs of construction and development for assets that are not yet completed and ready for their intended use. CIP is recorded as a plant, property and equipment in the condensed consolidated financial statements and is not depreciated until the asset is placed into service. Borrowing costs are recognized, as an expense, in the period in which they are incurred, except to the extent that they are capitalized. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset when it is probable that they will result in future economic benefits to the entity and that the costs can be measured reliably. The Company capitalized interest cost of $0.2 million and $0.1 million for the nine months ended September 30, 2025 and 2024, respectively. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss.
Leases
The Company determines if an arrangement is a lease at its inception. In certain of the Company’s lease arrangements, judgment is required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement involves an identified asset that is physically distinct or whether the Company has the right to substantially all of the capacity of an identified asset that is not physically distinct. In arrangements that involve an identified asset, there is also judgment in evaluating if the Company has the right to direct the use of that asset.
The Company determines whether an arrangement is or contains a lease, its classification, and its term at the lease commencement date. The Company leases office space, warehouses, and equipment under non-cancelable operating and finance leases. A lease is classified as a finance lease if it transfers ownership, includes a purchase option reasonably certain to be exercised, covers a major portion of the asset’s economic life, has payments that approximate substantially all of the asset’s fair value, or involves an asset of specialized nature. Leases with a term greater than one year will be recognized on the Condensed Consolidated Balance Sheets as right-of-use (ROU) assets, current lease liabilities, and if applicable, long-term lease liabilities. The Company includes renewal options to extend the lease term where it is reasonably certain that it will exercise these options. Lease liabilities and the corresponding ROU assets are recorded based on the present values of lease payments over the lease term. The interest rate implicit in the Company’s leases are not readily determinable. As such, the Company uses its incremental borrowing rate as the discount rate, which approximates the interest rate at which the Company could borrow on a collateralized basis with similar terms and payments and in similar economic environments. The Company’s leases have remaining terms ranging from 2 to 5 years, with some of those leases including options that grant the Company the ability to renew or extend the lease term. When determining the lease term, the Company does not include periods covered by the renewal options unless they are deemed to be reasonably certain to exercise such renewal options.
Leases with an initial term of 12 months or less are not recorded on the Condensed Consolidated Balance Sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company accounts for lease and non-lease components, principally common area maintenance for its facilities leases, as a single lease component for its facilities leases. Variable lease costs represent additional expenses incurred by the Company that are not included in the lease payment. Variable lease costs include maintenance charges, taxes, insurance, and other similar costs, and are recorded within cost of revenue and selling, general and administrative expense on the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2025 and 2024.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Debt Issuance Costs
Debt issuance costs are amortized using the effective interest method over the term of the related borrowing agreement and the amortization is included in interest expense within the Condensed Consolidated Statements of Operations. The unamortized portion of deferred financing fees associated with long-term borrowings are shown netted against the Company’s outstanding long-term debt.
Environmental Cost
Environmental costs, other than those of a capital nature, are accrued at the time when exposure becomes known and costs can be reasonably estimated. Costs are accrued based upon management’s estimates of all direct costs. Amounts accrued for environmental matters were not material as of September 30, 2025 and December 31, 2024.
Asset Retirement Obligations
Legal obligations associated with the retirement of long-lived assets are reflected at their estimated fair value, with a corresponding charge to cost of goods sold, at the time they are incurred. Asset retirement obligations (ARO) primarily consist of spending estimates related to capping brine wells and support facilities in accordance with federal and state reclamation laws as defined by each mining permit. The Company estimates and records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long- lived asset. The liability is accreted to its present value each period and the capitalized cost is amortized using the units-of-production method over estimated recoverable reserves upon commencement of salt extraction. The amortized cost is included in the cost of revenue in the Condensed Consolidated Statements of Operations.
Finite-lived Intangible Assets and Long-lived Assets
Finite-lived intangible assets acquired by the Company are initially recorded at fair value and amortized using the straight-line method to distribute the initial value of the assets over the estimated useful lives, which management has determined to be fifteen years.
The Company reviews long-lived assets including right-of-use assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the use and eventual disposition of the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.
There were no impairment indicators of long-lived assets or finite-lived intangibles for the years ended December 31, 2024 and 2023.
Goodwill
Goodwill consists of the excess cost of an acquired business over the fair market value of the underlying net assets. We review goodwill annually for impairment, or more frequently if impairment indicators arise. We do not amortize such assets.
The Company performs an annual impairment test as of October 1 of each year or more frequently if events or changes in circumstances indicate that the asset may be impaired. As our business is highly integrated and its components have similar economic characteristics, we have concluded we operate as one reporting unit at the entity level. We evaluate goodwill for potential impairment on an annual basis or when if indicators of impairment exist during the year. When we evaluate goodwill for potential impairment, generally, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. A qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance and other entity or reporting unit specific events. If we determine qualitatively that it is more likely than not that the fair value of a reporting unit is less than its carrying value, or if we decide to bypass the qualitative assessment, we perform a quantitative analysis. The quantitative analysis is used to

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
identify both the existence of impairment and the amount of impairment loss by comparing the estimated fair value of a reporting unit to its carrying value. The estimated fair value is based on forward-looking estimates of performance and cash flows of our reporting unit, which are based on historical operating results, adjusted for current and expected future market conditions, as well as various internal projections and external sources. If the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss would be recognized in our Condensed Consolidated Statements of Operations in an amount equal to the excess of the carrying value over the estimated fair value, limited to the total amount of goodwill allocated to that reporting unit.
We performed our annual impairment analysis for the years ended December 31, 2024 and 2023 and did not identify any indicators of impairment.
Earnings per Unit
Basic and dilutive net income or loss per unit is calculated by dividing net income or loss available to unitholders by the weighted average member units outstanding for the respective period.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs amounted to $0.1 million for the nine months ended September 30, 2025 and 2024, and are included within selling, general and administrative expenses in the Condensed Consolidated Statements of Operations.
Unit-based Compensation
As of September 30, 2025 and December 31, 2024, the Company participates in a unit-based employee compensation plan with Parent Holdings, which is described further in Note 14. The Company accounts for unit-based compensation by recording expenses using the fair value of the incentive unit awards at the time of grant. In estimating the fair value of the incentive units granted, the Company utilized the option pricing model (“OPM”), in the form of a single stochastic valuation process applying the Black-Scholes Pricing Model (“BSPM”) along with the Monte-Carlo simulation model (“MCSM”). The BSPM and MCSM provide the ability to analyze financial instruments within a complex capital structure and whose values derived from variable significant inputs and assumptions along with future financial outcomes upon future events such as change of control, or capital raise (such as an IPO). The application of the valuation method involves inputs and assumptions that are judgmental and highly sensitive.
The Company recognizes expenses associated with such incentive unit awards over the service period when the grant is service based. The unit-based compensation expense for performance-based incentive units is recognized when management determines that it is probable that the performance criteria is met and if and only if participant has been continuously employed by or continuously providing services to the Company from the vesting start date through the date of which the performance criteria is met. The Company’s accounting policy is to recognize forfeitures as they occur. The Company may make cash payments on behalf of Parent Holdings to repurchase vested incentive units and forfeit the unvested incentive units due to termination or departure of an employee or member of the Board of Directors. Upon the repurchase, the Company records the repurchase price (which under the terms of the agreements must be at fair value) as member distribution, and the previously recognized compensation expenses for unvested incentive units are reversed.
Income Taxes
The Company is a limited liability company formed under state statutes and taxed for federal and state purposes as a pass-through entity. Therefore, Intermediate Holdings, the direct sole member of the Company, reports the Company’s taxable income or loss on the Intermediate Holdings’ respective tax return. Accordingly, no provision for income taxes has been made in the accompanying condensed consolidated financial statements for federal and state income taxes.
The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold. A tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position, or the statute of limitations concerning such

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
issues lapses. The Company determined there were no uncertain tax provisions, interest or penalties as of September 30, 2025 and December 31, 2024. If there are any interest or penalties, they are expensed as incurred. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months.
Foreign Currency Transactions
Transactions in foreign currencies are translated into the functional currency (USD) using exchange rates prevailing at the dates of the transactions. Gains and losses on foreign currency transactions are recognized in Condensed Consolidated Statements of Operations.
Segment
The Company operates in one segment based upon the financial information used by its Chief Operating Decision Maker (“CODM”) in evaluating the financial performance of its business and allocating resources. The single segment represents the Company’s core business of selling salt products to its customers. See Note 18 Segment Information for further information on the Company’s reportable segment.
Recent Accounting Pronouncements
Accounting guidance recently adopted
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires all public entities, including public entities with a single reportable segment, to provide, in interim and annual periods, one or more measures of segment profit or loss used by the chief operating decision maker to allocate resources and assess performance. Additionally, the standard requires disclosures of significant segment expenses and other segment items as well as incremental qualitative disclosures.
The Company adopted ASU 2023-07 effective December 31, 2024, on a retrospective basis. The adoption of 2023-07 did not change the way that the Company identifies its reportable segments and, as a result, did not have a material impact on the Company’s segment-related disclosures. Refer to Note 19 Segment Information for further information on the Company’s reportable segment.
Accounting guidance not yet adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) and in January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-03. ASU 2024-03 will require us to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization, as applicable, included in certain expense captions in the Condensed Consolidated Statements of Operations, as well as qualitatively describe remaining amounts included in those captions. ASU 2024-03 will also require us to disclose both the amount and the Company’s definition of selling expenses. ASU 2024-03 is effective for public business entities for annul periods beginning after December 15, 2026. We will adopt ASU 2024-03 in our condensed consolidated financial statements as of and for the year ending December 31, 2027 using a prospective transition method.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025 amends the guidance in ASC 326 to simplify the estimation of credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. Entities are required to disclose their practical expedient and accounting policy elections. The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. We will adopt ASU 2025-5 in our consolidated financial statements as of and for the year ending December 31, 2026. We do not anticipate significant impact in adopting this standard.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
The Company continues to monitor new accounting pronouncements issued by the FASB and does not believe any accounting pronouncements issued through the date of this report will have a material impact on the Company’s condensed consolidated financial statements.
Note 3. Accounts receivable
Accounts receivable, net of allowance for expected credit losses, is as follows:

	September 30, 2025	December 31, 2024
Accounts receivable	$13,177,483	$13,927,099
Less: allowance for expected credit losses	(375,743)	(412,392)
Total	$12,801,740	$13,514,707

Note 4. Inventories
Inventories are as follows:

	September 30, 2025	December 31, 2024
Finished goods	$2,478,662	$2,447,002
Packaging and supplies	4,504,467	3,934,524
Maintenance materials	2,270,872	2,485,517
Total	9,254,001	8,867,043

Maintenance materials exclude certain materials of $5.6 million and $4.8 million as of September 30, 2025 and December 31, 2024, respectively, that are not expected to be consumed within the next twelve months. These amounts are classified under other inventories in the Condensed Consolidated Balance Sheets. Finished goods are shown at net realizable amount which includes write downs for obsolescence $0.3 million and $0.2 million as of September 30, 2025 and December 31, 2024, respectively.
In September 2024, the Company incurred loss due to fire in one of its leased warehouses. As a result of the incident, the Company wrote off approximately $0.8 million of inventory, which was fully recovered from the insurance.
Note 5. Prepaid expenses
Prepaid expenses are as follows:

	September 30, 2025	December 31, 2024
Prepaid insurance	$994,210	$751,562
Prepaid real estate taxes	108,056	57,526
Prepaid health benefits	31,233	31,233
Other prepaid expenses	267,215	228,507
Total	$1,400,714	$1,068,828

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Note 6. Plant, property and equipment, net
Plant, property and equipment, net are as follows:

	September 30, 2025	December 31, 2024
Land	$2,000,900	$2,000,900
Buildings and improvements	18,686,424	18,212,581
Machinery and equipment	65,623,930	58,826,588
Salt reserves	275,302,068	275,302,068
Construction in process	5,500,842	7,948,034
	367,114,164	362,290,171
Accumulated depreciation and depletion	(44,286,086)	(34,229,730)
	$322,828,078	$328,060,441

Depreciation and depletion expense are included in the following financial statement line items in the Condensed Consolidated Statements of Operations for the nine months ended:

	September 30, 2025	September 30, 2024
Cost of revenue	$9,897,206	$8,598,132
Selling, general and administrative expense	166,820	141,308
Total	$10,064,026	$8,739,440

The Company recognized a loss from disposal of $39 thousand and $0.1 million on the Condensed Consolidated Statements of Operations for the nine months ended September 2025 and 2024, respectively.
Note 7. Goodwill and Intangible assets
Goodwill
Goodwill as of September 30, 2025 and December 31, 2024 amounted to $28.1 million for both periods. There was no impairment of goodwill for the nine months ended September 30, 2025 and for the year ended December 31, 2024.
Intangible Assets
Intangible assets and related accumulated amortization which are included in intangible assets, net in the Condensed Consolidated Balance Sheets are as follows:

	As of September 30, 2025
	Gross Carrying Amount	Accumulated Amortization	Amount
Tradename	$21,800,000	$(6,353,422)	$15,446,578
Customer relationships	2,400,000	(654,088)	1,745,912
	$24,200,000	$(7,007,510)	$17,192,490

	As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Amount
Tradename	$21,800,000	$(5,219,318)	$16,580,682
Customer relationships	2,400,000	(537,333)	1,862,667
	$24,200,000	$(5,756,651)	$18,443,349

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Amortization expense of the finite-lived intangible assets for the nine months ended September 30, 2025 and September 30, 2024 was $1.3 million, and is included in selling, general and administrative expenses in the Condensed Consolidated Statements of Operations. The estimated net amortization expense for the finite-lived intangible assets for the next five years is $0.4 million for the remaining three months ended December 31, 2025, $1.7 million per year for next five years, and $8.3 million thereafter. The remaining useful lives for the intangible assets is approximately 10 years.
Note 8. Accrued liabilities
Accrued liabilities consisted of the following:

	September 30, 2025	December 31, 2024
Accrued payroll, bonus and employee benefits	$3,299,944	$3,816,973
Insurance accruals	781,407	484,107
Other accruals	1,243,072	852,737
Total	$5,324,423	$5,153,817

Note 9. Asset retirement obligations
The following summarizes the changes in the asset retirement obligation during the period:

	September 30, 2025	December 31, 2024
Asset retirement obligation, beginning of the period	$751,834	$549,171
Liabilities incurred	—	124,184
Changes in estimated obligations	(16,000)	—
Accretion of expense	61,184	78,479
Asset retirement obligation, end of the period	$797,018	$751,834

In connection with certain contracts, the Company is required to hold surety bonds. These bonds are supported by a general agreement of indemnity in favor of the sureties. As of September 30, 2025 and December 31, 2024, the Company had surety bonds outstanding with an aggregate stated amount of $1.1 million. The bonds relate primarily to the salt well plugging projects and generally expire and are renewed annually.
The Company’s estimated abandonment costs related to plugging and abandonment of injection wells under these surety bonds are reported as part of asset retirement obligation in the Condensed Consolidated Balance Sheets. As of September 30, 2025 and December 31, 2024, management has not identified any defaults, and no accrual related to these bonds has been recorded. Bond premiums paid are recorded as prepaid expenses and amortized over the period of benefit.
Note 10. Long-term debt

	September 30, 2025	December 31, 2024
Term loan	$207,300,000	$220,040,000
Unamortized debt issuance	(1,405,649)	(1,943,328)
Current portion	(2,320,000)	(2,320,000)
Long-term portion	$203,574,351	$215,776,672

In July 2021, the Company entered into a credit agreement with Ares Capital Corporation, as the administrative agent, and other parties thereto. The credit agreement consists of a $232 million term loan, and up to $25 million of revolving line of credit.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Interest rate for the term loan and revolving line of credit is the greater of 4.50% plus prime rate, NYFRB (New York Federal Reserve Bank) rate plus 5.00% or SOFR (subject to .75% floor) plus 5.50%-5.65%. Interest rate for the term loan and revolving line of credit as of September 30, 2025 was 9.70%, which was SOFR plus 5.40%. Interest rate for the term loan and revolving line of credit as of September 30, 2024 was 10.70%, which was SOFR plus 5.40%.
The term loan requires quarterly principal payments of $580 thousand commencing on March 31, 2022 through maturity date of July 19, 2028, at which time the remaining principal balance is due. The term loan is subject to mandatory excess cash flow payments commencing for the year ended December 31, 2022 as defined in the credit agreement, not to exceed $5 million for any fiscal year. As of September 30, 2025 and December 31, 2024, the Company was not required to make additional term loan repayments due to Excess Cash Flow. The revolving line of credit expires on July 19, 2026 and is subject to commitment fee of 0.50% per annum. The Company had no borrowings outstanding on the revolving line of credit as of September 30, 2025 and December 31, 2024. The unused amount of credit available under this facility is $25.0 million as of September 30, 2025 and December 31, 2024.
The term loan and the revolving line of credit are secured by substantially all of the assets of the Company and subject to certain financial covenants. The Company was in compliance with all financial covenants as of September 30, 2025 and December 31 2024.
In relation to the credit agreement, the Company paid debt issuance cost of $5.1 million, which is amortized over the life of the credit agreement using effective interest rate of 6.83%. Amortization of debt issuance cost for the nine months ended September 30, 2025 and 2024 was $0.5 million and $0.6 million, respectively, and is included in interest expense in the Condensed Consolidated Statements of Operations.
The following table summarizes the maturities of the principal amount of total debt due as of September 30, 2025 for the remainder of 2025 and succeeding years are as follows:

2025	$580,000
2026	2,320,000
2027	2,320,000
2028	202,080,000
$207,300,000

Note 11. Fair value measurement
U.S. GAAP establishes a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:
•	Level 1 - Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3 - Unobservable inputs for which there is little or no market data, and which require us to develop our own estimates and assumptions reflecting those that a market participant would use.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There were no instruments measured at fair value on a recurring basis using significant unobservable inputs during the nine months ended September 30, 2025 and for the year ended December 31, 2024.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
The valuation techniques that may be used to measure fair value are as follows:
•	Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
•	Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts; and
•	Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (i.e., replacement cost).
All of our money market funds are classified within Level I of the fair value hierarchy because they were valued using quoted prices in active markets.
Our cash and cash equivalents consisted of the following:

	September 30, 2025
	Carrying Value	Fair Value
Cash	$419,655	$419,655
Money Market funds	5,653,894	5,653,894
Total cash and cash equivalents	6,073,549	6,073,549

	December 31, 2024
	Carrying Value	Fair Value
Cash	$179,541	$179,541
Money Market funds	7,182,490	7,182,490
Total cash and cash equivalents	7,362,031	7,362,031

Disclosure of Fair Values
The carrying amounts of accounts receivable, accounts payable and accrued expenses approximate their fair value as of September 30, 2025 and December 31, 2024 due to the relatively short duration of these instruments. Additionally, the carrying value of our debt associated with the term loan facility approximates fair value because the interest rates are variable and reset on relatively short durations to then-market rates.
Note 12. Member’s equity
In connection with the formation of the Company, the capital structure consists of one class of Member’s Units (the “Units”). 100 Units were issued to US Salt Intermediate Holdings, LLC in connection with acquisition of the Company in July 2021, and are outstanding as of September 30, 2025 and December 31, 2024.
Note 13. Earnings per unit
Basic and dilutive net income or loss per unit is calculated by dividing net income or loss available to unitholders by the weighted average member units outstanding for the respective period. The following table shows the calculation of basic and diluted earnings per unit for the nine months ended:

	September 30, 2025	September 30, 2024
Net income	$10,616,031	$2,128,627
Weighted average member units outstanding	100	100
Earnings per unit (basic and diluted)	$106,160.31	$21,286.27

Note 14. Unit-based Compensation
In 2022, the Company approved an Equity Incentive Pool Plan (the “Incentive Plan”) which provides for the issuance of units of Parent Holdings, the majority owner of Intermediate Holdings (the Company’s Parent), to certain employees

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
and members of the Board of Directors of the Company which allows the recipients to potentially participate in a future increase in the value of the Company. Although the units are issued by Parent Holdings, the Company recognizes compensation expense in its condensed consolidated financial statements because its employees and members of the Board of Directors provide services to the Company and benefit from the awards. The units are issued for no consideration.
Based on the terms of Class B incentive unit grant agreements, Class B incentive units are issued to the Company’s certain employees and members of the Board of Directors. In each of the grant agreements, 40% of the total Class B incentive units granted has service conditions, which is service-based vesting (“time-vesting incentive units”), and 60% of the total Class B incentive units granted has both service and performance conditions (“performance-based incentive units”). Time-vesting incentive units vests over the requisite service period of five years, subject to the recipient remaining an employee or member of the Board of Director of the Company through each vesting date. The performance-based incentive units may vest upon the consummation of a sale of Parent Holding, provided the participants have remained continuously employed or provided services from the vesting start date through the sale date. Vesting occurs in three tranches as follows: (i) one-third of the performance-based incentive units vest upon the consummation of a sale of the Parent Holdings if the Investor Return is equal to or greater than 2.0; (ii) an additional one-third of the performance-based incentive units vest upon the consummation of a sale of the Parent Holdings if the Investor Return is equal to or greater than 2.5; and (iii) an additional one-third of the performance-based incentive units vest upon the consummation of a sale of the Parent Holdings if the Investor Return is equal to or greater than 3.0. The performance-based incentive units that do not vest upon the consummation of a sale of the Parent Holdings shall be immediately forfeited upon such sale of the Parent Holdings with no compensation or other payment due to the employee and Board of Directors. No expense was recognized for the nine months ended September 31, 2025 and for the year ended December 31, 2024 for the performance-based incentive units as it is not probable that the performance conditions will be met.
Vested Class B incentive units that are performance-based incentive units are subject to a “Participation Threshold” before distribution of profit or distribution of sales proceeds from the sale of Parent Holdings. Unless otherwise determined by the Board of Directors (the “Board”) of Parent Holdings, on the date of each grant of Class B incentive units, pursuant to a grant made under an incentive unit grant agreement or similar agreement, the Board of Directors shall establish an initial "Participation Threshold" amount in respect of each Class B incentive unit granted on such date. The initial Participation Threshold in respect of a Class B incentive unit shall be equal to or greater than (i) the amount that would be distributed with respect to a Class A incentive unit ratably among Class A unitholders until the aggregate unreturned capital of Class A incentive units has been reduced to zero in a hypothetical transaction in which Parent Holdings sold all of its assets for Fair Market Value and distributed the proceeds therefrom in liquidation of Parent Holdings as determined immediately prior to the issuance of such Class B incentive unit, but taking into account all Capital Contributions, if any, with respect to any Unit issued as part of the issuance of such Class B incentive unit) minus (ii) the total Capital Contributions (if any) made by the holder receiving such Class B incentive unit with respect to all Class B incentive units received by such holder as part of the same issuance. Parent Holdings may periodically update the initial Participation Threshold from time to time as necessary to reflect any adjustments to the Participation Thresholds of outstanding Class B incentive units required. As of September 30, 2025, and December 31, 2024, the Participation Thresholds of Class B incentive units were $193.6 million and $193.5 million, respectively.
The following table summarizes incentive unit activity for the nine months ended September 30, 2025 and 2024:

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Term (In Years)
Outstanding, January 1, 2024	17,594	1,000	3.61
Granted	681	1,000	—
Repurchased	(318)	1,000	—
Outstanding, September 30, 2024	17,957	$1,000	2.93
Outstanding, January 1, 2025	17,957	$1,000	2.68

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Term (In Years)
Granted	—	—	—
Repurchased	(239)	1,000	—
Forfeited	(756)	1,000	—
Outstanding, September 30, 2025	16,922	$1,000	2.00
Exercisable, September 30, 2025	3,201	$1,000	1.81

Under the valuation methodology theory underlying the option pricing model, the fair value of the Class B incentive units compensation is comprised of intrinsic and extrinsic values. Considering the specific features and attributes of the Class B incentive units, the entire fair value of the units is comprised of the underlying extrinsic value (i.e., the present value of the potential future benefits as of the respective measurement dates) while no value is assigned to the intrinsic value as of the nine months ended September 30, 2025 and 2024. The weighted-average grant date fair value of incentive unit awards granted during the nine months ended September 30, 2025 and 2024 were $382.20 and $381.31, respectively.
As of September 30, 2025, the remaining unrecognized compensation expense for the time-vesting incentive units were $1.1 million.
Note 15. Retirement plan
The Company has a defined contribution 401(k) retirement plan (the “401(k) Plan”), which covers union and non-union employees, to provide retirement benefits for all eligible employees. Employees, who are over 18 years of age and have completed 90 days of services, are eligible to participate in the 401(k) Plan. The 401(k) Plan allows eligible employees to make salary-deferred contributions up to 75% of their pre-tax annual compensation, as defined in the 401(k) Plan, as long the total contributed does not exceed the maximum annual amount under the Internal Revenue Code. Long-term part-time employees may be eligible to make payroll contributions to the 401(k) Plan if such long-term part-time employees work at least 500 hours but less than 1,000 hours during three consecutive 12-month periods. However, Long-term part-time employees may not be eligible for the employer contributions.
Union Employees – The 401(k) Plan has a profit-sharing feature that the Company makes an annual contribution of 2.5% of the employee’s eligible gross compensation each year from 2019 through 2025 based on the Summary of Benefits and Coverage document. Company contributions vest 100% upon the completion of the first year of service.
Non-Union Employees – The Company makes a semi-monthly Safe Harbor contribution of 100% of the employees’ contribution for that pay period for the first 3% and 50% of the remaining 2%, up to a maximum of 5% of the employee’s eligible gross compensation for that pay period. Company’s Safe Harbor contributions vest 100% immediately.
The Company’s employer portion of contributions, for the nine months ended September 30, 2025 and 2024, were $0.2 million and $0.2 million, respectively.
Note 16. Related party transaction
Management Fees
On July 19, 2021, the Company entered into a Professional Services Agreement with Emerald Lake, who will provide financial and management consulting services. Emerald Lake agreed to consult with the Company’s Board of Directors and the oversight of the management on business and financial matters including company strategy, budgeting of future Company investments, acquisition and divestiture strategies; and debt and equity financings. In consideration of Emerald Lake’s services, the Company pays to Emerald Lake an annual management fee (the “Management Fee”) the greater of $1.9 million or 1% of Emerald Lake Investment. The Management Fee is payable in cash in quarterly installments equal to the greater of $0.5 million and 0.25% of Emerald Lake Investment. The Management Fee for the nine months ended September 30, 2025 and 2024 is $1.4 million; and was reported in the selling, general, and

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
administrative expenses in the accompanying Condensed Consolidated Statements of Operations. As of September 30, 2025 and 2024, there are no unpaid management fees in the accompanying Condensed Consolidated Balance Sheets.
Parent Equity Incentive Pool Plan
Certain employees and members of the Board of Directors of the Company were granted participation in the Equity Incentive Pool Plan of Parent Holdings (the “Plan”). The Company recognizes unit-based compensation expenses for awards under the Plan and records the related expenses in its condensed consolidated financial statements as the costs are deemed to be for the benefit of the Company (see Note 14). The compensation expenses recognized under the Plan were recorded by the Company as member contribution.
Parent Holdings Class A Incentive Units and Subscription Notes Receivable
Parent Holdings offers Class A Incentive Units to certain employees and members of the Board of Directors through payments in cash or subscription notes receivable. The issuance of Class A Incentive Units is based on the value approved by the Board of Directors of Parent Holdings. Cash received by the Company on behalf of Parent Holdings for the issuance of Class A Incentive Units of Parent Holdings was recorded as member contribution since the cash is retained by the Company. The Company also collects payments on the subscription notes receivable on behalf of Parent Holdings annually through annual bonus. The bonus payments to employees applied to subscription notes receivable are recorded as member contribution. The Company may make cash payments on behalf of Parent Holdings to repurchase Class A Incentive Units due to termination or departure of an employee. The cash payments made by the Company on behalf of Parent Holdings are recorded as member distribution.
The activities of Class A Incentive units and subscription note receivable held by the Company’s employees and members of the Board of Directors are summarized as follows:

	Class A Incentive Units	Amount	Subscription Receivable
Outstanding, January 1, 2024	754	$800,000	$525,000
Issuance	57	100,000	—
Repurchase	(8)	(13,528)	(300,000)
Repayment	—	—	(60,000)
Outstanding, September 30, 2024	803	$886,472	$165,000
Outstanding, January 1, 2025	634	$777,057	$165,000
Issuance	—	—	—
Repurchase	(17)	(11,672)	(45,000)
Repayment	—	—	(51,549)
Outstanding, September 30, 2025	617	$765,385	$68,451

The Class A Incentive Units held by the Company’s Board of Directors for the periods ended September 30, 2025 and 2024 are 350 units in the amount of $0.4 million for both years. Subscription receivable is reported net of member’s equity account in the Consolidated Statements of Changes in Member’s Equity.

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Member Contribution and Member Distribution
The elements of member contribution were as follows:

	September 30, 2025	September 30, 2024
Cash contribution from member	$—	$7,191,457
Cash received on behalf of Parent Holdings for the issuance of Class A Incentive Units	—	1,883
Payments collected on the subscription notes receivable on behalf of Parent Holdings through annual bonus	51,549	60,000
Unit-based compensation expense	350,857	411,452
Total member contribution	$402,406	$7,664,792

The elements of member distribution were as follows:

	September 30, 2025	September 30, 2024
Tax distributions	$(3,495,265)	$(7,253,555)
Cash payments made on behalf of Parent Holdings to repurchase Class A Incentive Units due to termination or departure of an employee	(201,318)	(330,000)
Total member distribution	$(3,696,583)	$(7,583,555)

Note 17. Commitments and Contingencies
Leases
The Company enters into leases for warehouses, rail cars, forklifts, office equipment, office space and certain other types of property and equipment. The leases consist of operating and financing leases expiring in various years through 2030.
The elements of the lease costs were as follows for the nine months ended:

	September 30, 2025	September 30, 2024
Operating lease expense:
Operating lease expense	$636,096	$635,321
Finance lease expense:
Amortization of lease assets	$77,577	$69,231
Interest on lease liabilities	32,207	37,108
Total finance lease cost	$109,784	$106,339
Short term lease expense	$344,914	$584,041
Variable lease expense	632,341	385,276
Total lease expense	$1,723,135	$1,710,977

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Lease term and discount rate information related to leases was as follows as of nine months ended:

	September 30, 2025	September 30, 2024
Weighted-average remaining lease term (in years):
Operating leases	2.17	2.53
Finance leases	4.07	5.03
Weighted-average discount rate:
Operating leases	9.76%	19.98%
Finance leases	10.53%	10.68%

Supplemental cash flow information related to leases was as follows for the nine-month ended:

	September 30, 2025	September 30, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance lease	$32,207	$37,108
Operating cash flows from operating leases	$638,796	$632,089
Financing cash flows from finance lease	$59,301	$54,216
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	$310,909	$1,243,375
Finance leases	$65,513	$—

Future maturities of lease liabilities for the remainder of 2025 and succeeding years are as follows as of September 30, 2025:

	Operating Leases	Finance Lease
2025	$231,115	$34,546
2026	769,316	138,184
2027	326,850	138,184
2028	105,554	111,460
2029	78,054	71,373
Thereafter	—	32,200
Total future undiscounted lease payments	1,510,889	525,947
Imputed interest	(171,412)	(99,061)
Present value of lease payments	1,339,477	426,886
Current portion	682,121	47,019
Long-term portion of lease payments	$657,356	$379,867

Contingencies
The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not be material to the Company’s condensed consolidated financial position, results of operations, or cash flows.
Commitments
The Company is not contractually committed to any planned capital expenditure until actual orders are placed for equipment or services. As of September 30, 2025 and December 31, 2024, the Company had $12.0 million and
$11.0 million for open equipment and construction contracts, respectively.
Note 18. Segment Information
The Company operates as a single segment represented by our core business of producing evaporated and specialty salts serving consumer, food, pharmaceutical, and industrial customers throughout North America. Our Chief Operating

US SALT HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024 (UNAUDITED)
Decision Maker (“CODM”) neither manages the business nor deliberately allocates resources by service line, geography, or end market. One customer accounted for 14.3% and 14.6% of the Company’s total revenue during the nine months ended September 30, 2025 and 2024, respectively.
The CODM is our Chief Executive Officer. The CODM assesses performance for the Company and decides how to allocate resources based on significant expense categories that contribute to net income (loss), as outlined below. The CODM uses these varying results to prioritize the reinvestment of profits within the Company. These results are also used in assessing the Company’s performance and determining management’s compensation. The CODM does not review assets in evaluating the results of the Company, and therefore, such information is not presented.
The following tables provide the operating financial results of the Company for the nine months ended:

	September 30, 2025	September 30, 2024
Revenue	$98,290,999	$90,647,601
Cost of revenue	51,170,350	50,427,882
Depreciation, amortization and depletion	11,314,887	9,990,301
Selling expense	2,897,661	2,570,526
Administrative expense	3,205,266	2,790,575
Interest expense	16,157,308	18,699,817
Other segment items	2,929,496	4,039,873
Net income	$10,616,031	$2,128,627
Capital expenditures - purchases of plant, property and equipment	$(6,056,558)	$(8,416,453)

Other segment items include loss due to casualty; foreign currency gain (loss), unit-based compensation expenses, management fees paid to Emeral Lake, and certain non-recurring expenses including severance expense, and retention bonuses, consulting fees paid to Board of Director, and other consulting fees etc.
Note 19. Subsequent events
Management has performed an analysis of the activities and transactions subsequent to September 30, 2025 to determine the need for any adjustments to and disclosures within the condensed consolidated financial statements for the period ended September 30, 2025. Management has performed their analysis through December 23, 2025, the date the condensed consolidated financial statements were available to be issued.
On December 8, 2025, ContextLogic Holdings Inc. (“ContextLogic”), incorporated in the state of Delaware and traded on the OTC (Over-the-Counter) market under the trade symbol LOGC, entered into a Purchase Agreement (the “Purchase Agreement,” or the “Transaction”) with the various parties to acquire Parent Holdings and its subsidiaries, which include the Company. Under the proposed terms of the Purchase Agreement, the aggregated transaction consideration to be paid is approximately $907.5 million, subject to customary adjustments for working capital, cash, and debt. ContextLogic expected to fund the cash portion of the consideration through a combination of $215 million in new term debt and a $25 million of revolving facility, $115 million in rights offering and existing cash reserves. Additionally, ContextLogic will settle the estimated total indebtedness of $206 million of the Company. The transaction consideration also includes $324 million in rollover equity to ContextLogic, payment of estimated seller transaction expenses and employee ownership bonus payout, and $3 million of escrow funding and expense reserve funding. After these adjustments, the estimated cash consideration will be approximately $366 million. The board of directors of both ContextLogic and Parent Holdings have approved the proposed Purchase Agreement. The Transaction is expected to close in the first half of 2026 subject to customary approvals and closing conditions. ContextLogic intends to pursue a listing on a national securities exchange following the closing of the Transaction.

Up to 14,375,000 Shares of
ContextLogic
Common Stock

PROSPECTUS

   , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution
The expenses, other than underwriting commissions, expected to be incurred by ContextLogic in connection with the issuance and distribution of the securities being registered under this registration statement are estimated to be as follows:

SEC Registration Fee	$15,882
Financial Industry Regulatory Authority, Inc. Filing Fee	$173,000
Transfer Agent’s Fees	$3,774
Printing and Engraving Expenses	$2,000
Legal Fees and Expenses	$500,000
Accounting Fees and Expenses	$549,678
Rights Agent and Information Agent Fees	$52,300
Miscellaneous	$—
Total	$1,296,634

Item 14.	Indemnification of Directors and Officers
We are incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or DGCL, provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, for any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.
In accordance with Section 102 of the DGCL, ContextLogic’s second amended and restated certificate of incorporation contains a provision to limit the personal liability of our director’s violations of their fiduciary duty. This provision eliminates each director’s liability to us and our stockholders for monetary damages except (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit.
Item 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits
A list of exhibits required to be filed under this item is set forth on the Exhibit Index of this registration statement and is incorporated in this Item 16(a) by reference.
(b) Financial Statement Schedules
All schedules have been omitted because either they are not required, are not applicable or the information is otherwise set forth in the financial statements and related notes thereto.

Item 17.	Undertakings
(a)
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that: paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)	The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit No.	Description	Form	Date	Number	Filed Herewith(1)	To be Filed by Amendment
2.1	Purchase Agreement, dated December 8, 2025, by and among ContextLogic Holdings Inc., ContextLogic LLC, ContextLogic Holdings, LLC, Salt Management Aggregator, LLC, Emerald Lake Pearl Acquisition GP, L.P., Emerald Lake Pearl Acquisition-A, L.P., Emerald Lake Pearl Acquisition Blocker, LLC, Emerald Lake Pearl Acquisition, L.P., the Abrams Investors, the Management Investors, US Salt Parent Holdings, LLC, Emerald Lake Pearl Acquisition, L.P., a Delaware limited partnership, solely in its capacity as the Sellers Representative, and, BCP Special Opportunities Fund III Originations LP.+	8-K	12/10/2025	2.1
2.2	Second Amended and Restated Agreement and Plan of Reorganization, dated as of July 3, 2025, by and among ContextLogic Inc., Easter Parent, Inc., and Easter Merger Sub, Inc.	8-K	07/03/2025	2.1

Exhibit No.	Description	Form	Date	Number	Filed Herewith(1)	To be Filed by Amendment
3.1	Second Amended and Restated Certificate of Incorporation of Easter Parent, Inc., a Delaware corporation, effective July 25, 2025.	8-K12G3	08/07/2025	3.1
3.2	Amended and Restated Bylaws of ContextLogic Holdings Inc.	8-K12G3	08/07/2025	3.2
4.1	Form of Subscription Rights Certificate	S-1	01/16/2026	4.1
5.1	Opinion of McDermott Will & Schulte LLP regarding validity of the shares being registered hereunder	S-1	01/16/2026	5.1
10.1	Backstop Agreement (BCP), dated as of December 8, 2025, by and between ContextLogic Holdings, LLC and BCP Special Opportunities Fund III Originations LP.	8-K	12/10/2025	10.1
10.2	Backstop Agreement (ACP I) dated as of December 8, 2025, by and between ContextLogic Holdings, LLC and Abrams Capital Partners I, L.P.	8-K	12/10/2025	10.2
10.3	Backstop Agreement (ACP II) dated as of December 8, 2025, by and between ContextLogic Holdings, LLC and Abrams Capital Partners II, L.P.	8-K	12/10/2025	10.3
10.4	Debt Commitment Letter, dated December 8, 2025, from Blackstone Alternative Credit Advisors LP, Blackstone Holdings Finance Co. L.L.C., Benefit Street Partners LLC, Macquarie PF Inc. and Macquarie Capital (USA) Inc. to ContextLogic Holdings, LLC.	8-K	12/10/2025	10.4
10.5	Equity Purchase Agreement, dated December 8, 2025, by and among Abrams Capital Partners I, L.P., Abrams Capital Partners II, L.P., Emerald Lake Pearl Acquisition, L.P., Emerald Lake Pearl Acquisition-A L.P., and Emerald Lake Pearl Acquisition GP, L.P., and ContextLogic Holdings Inc.+	8-K	12/10/2025	10.5
10.6	Form of Second Amended and Restated Limited Liability Company Agreement of ContextLogic Holdings, LLC (which is included in the Purchase Agreement as Exhibit E therein).	8-K	12/10/2025	10.6
10.7	Form of Registration Rights Agreement (which is included in the Purchase Agreement as Exhibit H therein).	8-K	12/10/2025	10.7
10.8	Form of Voting Agreement (which is included in the Purchase Agreement as Exhibit I therein).+	8-K	12/10/2025	10.8

Exhibit No.	Description	Form	Date	Number	Filed Herewith(1)	To be Filed by Amendment
10.9	Form of Escrow Agreement (which is included in the Purchase Agreement as Exhibit F therein).+	8-K	12/10/2025	10.9
10.10	Form of Director Indemnification Agreement (which is included in the Purchase Agreement as Exhibit L therein).	8-K	12/10/2025	10.10
10.11	Amended and Restated Employment Agreement, dated December 8, 2025, by and between US Salt, LLC and David Sugarman.+	8-K	12/10/2025	10.11
10.12	Separation Agreement and Release, dated December 7, 2025, by and between ContextLogic Holdings Inc. and Rishi Bajaj.	8-K	12/10/2025	10.12
10.13	Asset Purchase Agreement, dated February 10, 2024, by and between by and between ContextLogic Inc., Qoo10 Inc. and Qoo10 Pte. Ltd.+	8-K	02/12/2024	2.1
10.14	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.**	8-K	11/07/2024	10.1
10.15	2010 Stock Plan, as amended, and forms of agreements thereunder.**	S-8	12/16/2020	99.1
10.16	2020 Equity Incentive Plan and form of agreements thereunder.**	S-8	12/16/2020	99.2
10.17	2022 New Employee Equity Incentive Plan and forms of agreements thereunder.**+	S-8	01/31/2022	99.1
10.18	Investment Agreement, dated as of February 24, 2025, by and among ContextLogic Inc., ContextLogic Holdings, LLC and BCP Special Opportunities Fund III Originations LP.	8-K	02/28/2025	10.1
10.19	Amended and Restated Investment Agreement, dated as of March 6, 2025, by and among ContextLogic Inc., ContextLogic Holdings, LLC and BCP Special Opportunities Fund III Originations LP.	8-K	03/11/2025	10.1
10.20	Amended & Restated Limited Liability Company Agreement, dated as of March 6, 2025, among ContextLogic Holdings, LLC and the members named therein.	8-K	03/11/2025	10.2
10.21	Contribution Agreement, dated as of March 6, 2025, by and between ContextLogic Inc. and ContextLogic Holdings, LLC.+	8-K	03/11/2025	10.3
23.1	Consent of PricewaterhouseCoopers LLP				X
23.2	Consent of BPM LLP				X

Exhibit No.	Description	Form	Date	Number	Filed Herewith(1)	To be Filed by Amendment
23.3	Consent of Deloitte & Touche LLP				X
23.4	Consent of RESPEC LLC	S-1	01/16/2026	23.4
23.5	Consent of McDermott Will & Schulte LLP (included in Exhibit 5.1)	S-1	01/16/2026	5.1
96.1	Technical Report Summary: Salt Mineral Reserves Statement for Watkins Glen US Salt Facility	S-1	01/16/2026	96.1
99.1	Form of Letter to Shareholders from the Company	S-1	01/16/2026	99.1
99.2	Form of Rights Offering Exercise Instructions	S-1	01/16/2026	99.2
99.3	Form of Letter to Brokers and Other Nominee Holders	S-1	01/16/2026	99.3
99.4	Form of Beneficial Owner Election Form	S-1	01/16/2026	99.4
99.5	Form of Broker Letter to Clients	S-1	01/16/2026	99.5
99.6	Form of Nominee Holder Certification	S-1	01/16/2026	99.6
107	Filing Fee Table.	S-1	01/16/2026	107

**	Indicates a management contract or compensatory plan.
(1)
If not filed herewith, filed as an exhibit to the document referred to in the columns for Form, Date, and Numbers, all of which are filings of ContextLogic Inc. or ContextLogic Holdings Inc. (CIK: #0001822250; #0002064307).

+
Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTEXTLOGIC HOLDINGS INC.

By:	/s/ Mark Ward
Mark Ward
President
(Principal Executive Officer)

****
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President	January 20, 2026
Mark Ward	(Principal Executive Officer)

*	Interim Chief Financial Officer	January 20, 2026
Chad Chevalier	(Principal Financial and Accounting Officer)

*	Chairman	January 20, 2026
Ted Goldthorpe

*	Director	January 20, 2026
Jennifer Chou

*	Director	January 20, 2026
Michael Farlekas

*	Director	January 20, 2026
Marshall Heinberg

* By	/s/ Mark Ward
Mark Ward
Attorney-In-Fact